THE ARVIND MILLS LIMITED

Arvind

Annual Report
2000-01

Directors

Mr. Arvind N. Lalbhai	Chairman & Managing Director
Mr. Sanjay S. Lalbhai	Managing Director
Mr. Naishadh I. Parikh	
Dr. V.L. Mote	
Dr. Prabodh M. Desai	
Mr. Shailen H. Desai	
Mr. J.C. Shah	
Mr. J.P. Shah	
Mr. B.S. Bedi	Nominated by IDBI
Mr. G.U. Vora	Nominated by SBS

Assistant Company Secretary

Ms. Sonali N. Narasimhan

Bankers

State Bank of Saurashtra
State Bank of India
Bank of Baroda
UCO Bank
State Bank of Patiala
Credit Lyonnais
Deutsche Bank
HDFC Bank
The Bank of Nova Scotia
Standard Chartered Bank
Bank of America
ICICI Bank Ltd.

Auditors

Sorab S. Engineer & Co.
Chartered Accountants
381, Dr. D. Naoroji Road,
Fort, Mumbai-400 023.

Registrars and Transfer Agents

Pinnacle Shares Registry Pvt. Ltd.
Near Asoka Mills,
Naroda Road,
Ahmedabad-380 025.

Registered Office

Naroda Road,
Ahmedabad-380 025.

CONTENTS

Notice	1
Directors' Report	4
Management Discussion and Analysis	6
Corporate Governance Report	8
Auditors' Report	13
Balance Sheet	14
Profit & Loss Account	15
Schedules forming part of the Balance Sheet & Profit & Loss Account	16
Balance Sheet Abstract & Company's General Profile	26
Cash Flow Statement	27
Statement pursuant to Section 212 of the Companies Act, 1956	28
Accounts of Subsidiary Companies	29

Arvind

Shareholders' Coupon

see Last Page

NOTICE

NOTICE is hereby given that the Annual General Meeting of the members of the Company will be held on Wednesday, the 27th March, 2002 at 11.00 a.m. at Thakorebhai Desai Hall, Nr. Law Garden, Ellisbridge, Ahmedabad – 380 006 to transact the following Business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Statements of Accounts for the financial year ended on 30th September, 2001 and the Reports of the Directors and Auditors thereon.
2. To appoint a Director in place of Mr. Shailen H. Desai who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.
3. To appoint a Director in place of Mr. J. P. Shah who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.
4. To appoint auditors and to fix their remuneration.

SPECIAL BUSINESS

5. **Issue of Warrants to Lenders**

To consider and, if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

RESOLVED THAT in accordance with the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the Company's shares are listed and subject to the preferential issue guidelines of the Securities and Exchange Board of India (SEBI) and the approvals of the concerned authorities, if any, and to the extent necessary, and subject to such other approvals, sanctions, permissions as may be required and subject to such conditions and modifications as may be prescribed or imposed by any of them while granting such approvals, permissions and sanctions and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the "Board" which term shall include a duly authorised Committee thereof), the consent of the Company be and is hereby accorded to the Board to offer, issue and allot Warrants aggregating to not more than 4,03,00,000 (Four Crores and Three Lacs) in numbers entitling the Warrantholders to an option to convert such Warrants into Equity Shares of Rs.10/- each of the Company in the ratio of 1 (one) Equity Share against 1 (one) Warrant at the Exercise Price on terms and conditions mentioned hereinbelow and thereby to issue and allot not more than 4,03,00,000 (Four Crores and Three Lacs) number of Equity Shares of Rs.10/- each on conversion of Warrants, through private placement and in one or more tranches to the Lenders of the Company who may or may not be the shareholder(s) of the Company and who may include one or more of the members, debentureholders, Non-resident Indians, Overseas Corporate Bodies (OCBs), Foreign Institutional Investors (FIIs), bodies corporate, companies private or public or other entities, banks and financial institutions on the terms and conditions as are stated hereinbelow or as may be finalised by the Board:

Terms and Conditions of Warrants:

a) Entitlement to Equity Shares : The Warrants shall entitle the holder thereof to subscribe for 1 (one) Equity Share of Rs.10/- in the Equity Capital of the Company for every Warrant held by such holder on the Exercise Date.

b) Exercise Price : The Exercise Price under the Warrant shall be Rs. 15/- per Equity Share or the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher. This price will be worked out based upon "relevant date" with reference to this General Meeting.

c) Down Payment : An amount equivalent to at least 10% of the Exercise Price shall be payable on the date of allotment of the Warrants. Such down payment may be made in cash or may be set off against the existing credits subject to applicable SEBI guidelines, and such advance payment shall be adjusted against the conversion price on the date of conversion of the Warrants into Equity Shares.

d) Exercise of Option : The option for conversion of a Warrant shall be exercisable on the Exercise Date to be finalised by the Board which shall be a date not later than 18 months after the date of allotment of the Warrants. If such an option is not exercised on such date, the Warrants will expire and the down payment received against such Warrants shall stand forfeited as per the current SEBI guidelines.

e) Lock-in : The Warrants or Equity Shares which are issued upon conversion of the Warrants shall be subject to lock-in period as may be finalised by the Board in accordance with the Guidelines prescribed by SEBI.

f) Ranking of the new Equity Shares : The new Equity Shares issued on conversion of the Warrants shall rank pari passu with the existing Equity Shares of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to the issue and allotment of Warrants and to the issue or allotment of Equity Shares on conversion of the Warrants, the Board be and is hereby authorised to do all acts, deeds, matters and things as the Board in its absolute discretion may deem necessary, expedient or desirable, to settle any question, difficulty or doubt that may arise in regard to the offer, issue, allotment and utilisation of the issue proceeds, to finalise all matters incidental to the above and to give such directions as it may deem fit and appropriate for the purpose.

6. **Issue of Secured Optionally Partly Convertible Debentures with Warrants attached:**

To consider and if thought fit to pass, with or without modifications, the following resolution as a Special Resolution:

RESOLVED THAT in accordance with the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with Stock Exchanges where the Company's shares are listed and subject to the preferential issue guidelines of the Securities and Exchange Board of India (SEBI) and the approvals of the concerned authorities, if any, and to the extent necessary, and subject to such other approvals, sanctions, permissions as may be required and subject to such conditions and modifications as may be prescribed or imposed by any of them while granting such approvals, permissions and sanctions and which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the "Board" which term shall include a duly authorised Committee thereof), the consent of the Company be and is hereby accorded to the Board to offer, issue and allot at par Secured Optionally Partly Convertible Debentures of the face value of Rs. 500/- each with Warrants attached through private placement and in one or more tranches to the Lenders of the Company who may or may not be the shareholder(s) of the Company and who may include one or more of the members, debentureholders, Non-resident Indians, Overseas Corporate Bodies (OCBs), Foreign Institutional Investors (FIIs), bodies corporate, companies private or public or other entities, banks and financial institutions on the terms and conditions as are stated hereinbelow or as may be finalised by the Board:

(1) The issue will consist of a maximum 13,00,000 (Thirteen Lacs) number of Secured Optionally Partly Convertible Debentures of Rs. 500/- each to be issued at par aggregating to Rs. 65,00,00,000/- (Rupees Sixty Five Crores only) with Warrants attached (hereinafter referred to as "Debentures"). Each Debenture will comprise of Part-A of Rs. 100/- each which will be Detachable and Optionally Convertible, Part-B of Rs. 400/- each which will be Non-Convertible and Part-C which will consist of 5 (five) Detachable Warrants.

(2) The Debentures shall be subject to the following terms and conditions which may be finalised by the Board:

Part-A: Optionally Convertible Debentures of Rs. 100/- each (OCD)

a) Conversion Price: The OCD holder shall have an option to convert the OCDs into Equity Shares of the Company at a price of Rs.15/- per Equity Share or the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher. This price will be worked out based upon "relevant date" with reference to this General Meeting.

b) Coupon Rate : Zero.

c) Exercise period : The OCD holder shall have an option to convert the OCD into Equity Shares at the Conversion Price on the Exercise Date. The Exercise Date, to be finalised by the Board, shall be a date not later than 17 months from the date of allotment of the Debentures.

d) Lock-in : The OCDs or Equity Shares which are issued upon conversion of the OCDs shall be subject to lock-in period as may be finalised by the Board in accordance with the Guidelines prescribed by SEBI.

e) Ranking of the new Equity Shares : The new Equity Shares arising on conversion of the OCDs shall rank pari passu with the existing Equity Shares of the Company.

f) Fractional Entitlements : No fractional certificate shall be issued by the Company in respect of the fractional entitlement to which the OCD holders may be entitled on issue of Equity Shares on conversion of the OCDs. The Board shall consolidate all such fractional entitlements and shall issue and allot Equity Shares in respect thereof, to a Director or an officer of the Company with the express understanding that such Director or officer to whom such Equity Shares are allotted shall sell the same in the market at the best available price and pay to the Company the net sale proceeds thereof, whereupon the Company shall distribute such net sale proceeds to the OCD holders in proportion to their fractional entitlements.

g) Non-exercise of option : The OCDs in respect of which the option for conversion into Equity Shares is not exercised will be redeemed at the end of 18 months from the date of allotment at a premium of Rs. 100/- per OCD.

Part-B: Non-Convertible Debentures of Rs. 400/- each (NCD)

a) Interest Rate : Interest shall be paid on the NCDs at the rate of 13% p.a. subject to deduction of income tax as may be applicable from time to time. Interest shall be paid quarterly at the end of each quarter ending on 31st March, 30th June, 30th September and 31st December and shall be paid to the person whose names stand on the register of debentureholders on the dates to be fixed for the purpose. However, interest for the first quarter ending after the date of allotment, if it is not a completed period of 3 months, shall be paid proportionately. Similarly, interest upto the date of redemption shall also be paid proportionately.

b) Redemption : The NCDs shall be redeemable at par in 6 equal quarterly instalments starting from the expiry of 21 months from the date of allotment.

Part-C: 5 Detachable Warrants attached with each Debenture

a) Each Debenture of Rs. 500/- will be attached with 5 (five) Detachable Warrants which shall be subject to the following terms and conditions:

b) Entitlement to Equity Shares : The Warrants shall entitle the holder thereof to subscribe for 1 (one) Equity Share of Rs.10/- in the Equity Capital of the Company for every Warrant held by such holder on the Exercise Date.

c) Exercise Price : The Exercise Price under the Warrants shall be Rs. 15/- per Equity Share or the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher. This price will be worked out based upon "relevant date" with reference to this General Meeting.

d) Down Payment : An amount equivalent to at least 10% of the Exercise Price shall be payable on the date of allotment of the Debentures. Such down payment may be made in cash or may be set off against the existing credits subject to applicable SEBI guidelines and such advance payment shall be adjusted against the conversion price on the date of conversion of the Warrants into Equity Shares.

e) Exercise of Option : The option for conversion of a Warrant shall be exercisable on the Exercise Date to be finalised by the Board which shall be a date not later than 18 months after the date of allotment of the Debentures. If such an option is not exercised on such date, the Warrants will expire and the down payment against such Warrants shall stand forfeited as per the current SEBI guidelines.

f) Lock-in: The Warrants or Equity Shares which are issued upon conversion of the Warrants shall be subject to lock-in period as may be finalised by the Board in accordance with the Guidelines prescribed by SEBI.

g) Ranking of the new Equity Shares: The new Equity Shares issued on conversion of the Warrants shall rank pari passu with the existing Equity Shares of the Company.

(3) The Debentures shall be secured by first pari passu charge on Textile Plants of the Company subject to the approval of existing charge holders.

RESOLVED FURTHER THAT the Board be and is hereby authorised to appoint the Trustees for the Debentures, to enter into necessary Agreements with them as they may deem fit and to fix and pay their remuneration.

RESOLVED FURTHER THAT for the purpose of giving effect to the issue and allotment of the Debentures and to the issue or allotment of Equity Shares on conversion of the OCDs and Warrants, the Board be and is hereby authorised to do all acts, deeds, matters and things as the Board in its absolute discretion may deem necessary, expedient or desirable, to settle any question, difficulty or doubt that may arise in regard to the offer, issue, allotment, utilisation of the issue proceeds, to create security for the Debentures, to finalise all matters incidental to the above and to give such directions as it may deem fit and appropriate for the purpose.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office: By Order of the Board

Naroda Road, **ARVIND N. LALBHAI**
Ahmedabad-380 025 Chairman & Managing Director
Date : 11th February, 2002

NOTES

1. An explanatory statement as required under Section 173 of the Companies Act, 1956 is annexed hereto and the papers/documents referred to therein are open for inspection at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on any working day prior to the date of meeting.
2. The Company is obtaining Auditors' Certificate as required under SEBI Guidelines for preferential issues. The Auditors' Certificate will be open for inspection at the Registered Office of the Company between 11.00 a.m. and 1.00 p.m. on any working day prior to the date of meeting and will also be placed before the meeting.
3. Proxies, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company not less than 48 hours before the meeting.
4. Members are requested to notify promptly any change in their addresses to our Registrars viz. Pinnacle Shares Registry Pvt. Ltd., Unit: The Arvind Mills Ltd., Nr. Asoka Mills, Naroda Road, Ahmedabad-380 025. The members are also requested to send all correspondence relating to Shares and Debentures including Transfers and Transmissions to the said Registrars and not to the Company.
5. The Register of Members and Share Transfer Books of the Company will remain closed from14th March, 2002 to 16th March, 2002 (both days inclusive).
6. Members are requested to bring their copies of the Annual Report to the meeting. The Members/Proxies should bring the Attendance Slip sent herewith duly filled in for attending the meeting.
7. Shareholders intending to require information about Accounts to be explained in the Meeting are requested to inform the Company at least 7 days in advance of the Annual General Meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

Item Nos. 5 & 6

As part of the Debt Restructuring Proposal of the Company, it is proposed to Issue Warrants to lenders and to Issue Secured Optionally Partly Convertible Debentures with Warrants attached. As required by the provisions of S. 81(1A) these Issues had been duly approved by the Shareholders of the Company by passing special resolutions at the Extraordinary General Meeting of the Company held on 12th June, 2001. However, as per the provisions of the SEBI (Disclosure and Investor Protection) Guidelines, these resolutions have lapsed since a period of three months has expired after their passing. Hence it is proposed to obtain fresh consent of the shareholders of the Company for these Issues with the modification that 13 lacs Secured Optionally Partly Convertible Debentures are proposed to be issued in place of 10 lacs Secured Optionally Partly Convertible Debentures proposed to be issued earlier.

The Resolution at Item No. 5 relates to proposed issue and allotment of upto 4,03,00,000 Warrants as per the terms of the Restructuring Proposal. Each Warrant will entitle the Warrant holder to subscribe for 1 (one) Equity Share of Rs. 10/- in the Company at an Exercise Price of Rs.15/- per Equity Share or at the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher. The Warrants will be issued as under:

- Warrants will be issued to Lenders who agree to restructure their debt by rescheduling the repayment schedule upto the year 2010. Warrants in number equivalent to 2.50% of the principal amount of debt held by such Lenders as on 1st April, 2000 divided by the Exercise Price will be issued.
- As stated earlier, the Company is also proposing to raise minimum of Rs. 100 crores and maximum of Rs. 175 crores of new debt. Financial Institutions/Banks/Mutual Funds and/or persons including bodies corporate, companies (private or public) and other entities, who provide new debt will be issued and allotted detachable Warrants as may be finalised with them by the Board.

The Resolution at Item No. 5 is for approval to issue and allot the above Warrants which are convertible into Equity Shares and issue and allotment of an equal number of Equity Shares on conversion of such Warrants. Relevant terms and conditions of the Warrants and their conversion into Equity Shares are mentioned in the Resolution.

The Resolution at Item No. 6 is for approval to issue and allot upto 13,00,000 Secured Optionally Partly Convertible Debentures of Rs. 500/- each at par aggregating to Rs. 65 crores. The Lenders who elect to participate in debt buy back scheme and also agree to lend a certain proportion of the amount received by them on Company's buying back their debt are proposed to be issued up to Secured Optionally Partly Convertible Debentures of Rs. 500/- each ("Debentures") with 5 (five) Detachable Warrants attached to each Debenture. Part-A of Rs. 100/- of these Debentures will be Detachable and Optionally Convertible into Equity Shares of the Company at a Conversion Price of Rs. 15/- per Equity Share or at the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher while Part-B of Rs. 400/- of these Debentures will be Non-convertible. Further, each Warrant attached to the Debentures will be convertible into 1 (one) Equity Share of the Company at an Exercise Price of Rs. 15/- per Equity Share or at the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher.

The relevant conditions of the Debentures, their conversion into Equity Shares as well as the conditions of Warrants attached and their conversion into Equity Shares are mentioned in the Resolution.

Under the guidelines for preferential issues issued by SEBI, a preferential issue of Warrants convertible into Equity Shares and / or convertible Debentures can be made at a price not less than the higher of the following:-

i. The average of weekly high and low of the closing prices of the related Shares quoted on the Stock Exchange during six moths preceding the relevant date or;

ii. The average of the weekly high and low of the closing prices of the related Shares quoted on the Stock Exchange during two weeks preceding the relevant date.

In accordance with these Guidelines, the "relevant date" for the purpose of the above will be the date 30 days prior to the date of this Annual General Meeting. The price for conversion of the Warrants into Equity Shares and for conversion of Part-A of the Debentures into Equity Shares will be Rs. 15/- per Equity Shares or the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher.

The Company is obtaining a Certificate from the Statutory Auditors of the Company that the above issues are being made in accordance with the requirements contained in the aforesaid guidelines. A copy of the Auditors' certificate shall be available for inspection at the Registered Office of the Company on any working day till the date of the meeting during business hours and will also be placed before the meeting.

With respect to issue of Warrants and Partly Convertible Debentures, the disclosures required under Regulation 3(1)(c) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the preferential issue guidelines of SEBI are as under:

- The identity of the class of the proposed allottees is the existing secured/ unsecured Lenders of the Company including Financial Institutions and Banks whose debt is being restructured or bought back and the lenders who will subscribe to new debt under the Restructuring Proposal of the Company. On finalisation of the Restructuring Proposal, the Warrants/ Partly Convertible Debentures which are not required to be issued to lenders will automatically lapse. The promoters/ directors/key management persons do not intend to subscribe to the same.
- The price at which the Warrants or Partly Convertible Debentures will be converted into Equity Shares is Rs. 15/- per Equity Share of Rs. 10/- each or the price worked out in accordance with SEBI Guidelines for Preferential Issues, whichever is higher.
- The purpose of allotment of the Warrants and Partly Convertible Debentures is for implementation of the Restructuring Proposal of the Company.
- Before the above issues, the shareholding of Promoters is 51.7%, Institutional Investors is 12.3%, Foreign Investors (including GDRs) is 2.5% and that of Public is 33.5%.
- The Company is offering several debt buy-back and restructuring schemes to its lenders. Depending upon the scheme chosen by each lender, Warrants and/or Partly Convertible Debentures will be issued to them. Moreover, the lenders will have an option to decide whether or not they want to convert their Warrants/Debentures into Equity Shares at a later date. Accordingly, the number of Equity Shares to be allotted upon conversion will be determined at a future date. Only on such date it would be determined which, if any of the lenders, will be allotted shares equal to or more than 5% of the Equity Capital of the Company and what would be the altered shareholding pattern of the Company. At the appropriate time, the Company will make disclosures of these facts to the Stock Exchanges where its shares are listed.
- The allotment of Warrants/Partly Convertible Debentures would be completed within a period of 3 months from the date of this General Meeting.
- The allotment of Equity Shares upon conversion of Warrants and Partly Convertible Debentures is not expected to result into change in control over the Company nor is it expected to affect its Board of Directors.

Under Section 81 of the Companies Act, 1956, shareholders' approval by a special resolution is required for issue of shares to persons other than shareholders of the Company. Since the issue of Warrants under Resolution at Item No. 5 and issue of Partly Convertible Debenture with Warrants attached under Resolution at Item No. 6 involves issue of Equity Shares on exercise of conversion option on Warrants and on Part-A of the Debentures, Special Resolutions under Item Nos. 5 and 6 in terms of Section 81(1A) are proposed for your approval.

The above issues mentioned in Resolutions at Item Nos. 5 and 6 are being undertaken as part of the Restructuring Proposal of the Company. If, for any reason, the Company is unable to go ahead with the Restructuring Proposal, it may call off the issues, which are not required.

The issue of Warrants and Partly Convertible Debentures forms a vital part of the several Restructuring Schemes being offered to lenders. The entire Restructuring Proposal is subject to and conditional upon the Company, inter alia, being able to issue Warrants and the Partly Convertible Debentures. Since the Restructuring Proposal is crucial for the Company's financial revival, the Directors commend the Resolutions at Item Nos. 5 and 6 for your approval.

None of the Directors of the Company is in any way concerned or interested in the Resolutions at Item No. 5 and Item No. 6.

Registered Office: By Order of the Board

Naroda Road **ARVIND N. LALBHAI**

Ahmedabad-380025 Chairman & Managing Director

Date : 11th February, 2002

DIRECTORS' REPORT

To the Members,

Your Directors present the Annual Report alongwith the Audited Financial Statements for the period from 1st April, 2000 to 30th September, 2001.

1. FINANCIAL RESULTS

The highlights of the Financial Results are given below :

Rs. in crores

	2000-2001	1999-2000
Turnover & Other Income	1877.15	1244.77
Profit / (Loss) before Depreciation, Interest, Extraordinary items & Taxation	202.26	113.81
Less : Net Interest	479.84	264.33
Gross Profit / (Loss) after Interest & Finance costs but before Extraordinary items, Depreciation & Taxation	(277.58)	(150.52)
Less : Depreciation	221.90	165.15
Add: Extraordinary items	—	44.24
Profit / (Loss) before Tax	(499.48)	(271.43)
Less : Taxation	—	—
Net Profit / (Loss) for the year	(499.48)	(271.43)
Balance in Profit & Loss Account	(140.63)	117.57
Add : Transfer from Debenture Redemption Reserve	—	13.64
Add : Transfer from Investment Allowance Reserve	0.22	—
Add : Transfer from Investment Allowance (Utilised) Reserve	9.00	—
Balance available for appropriation	(630.89)	(140.22)
Your Directors appropriate the same as under :		
Transfer to Debenture Redemption Reserve	—	—
Interim Dividend on Preference Shares	—	0.37
Tax on Interim Dividend	—	0.04
Proposed Dividend	—	—
Tax on Proposed Dividend	—	—
Balance carried forward to next year	(630.89)	(140.63)
Total	(630.89)	(140.63)

The Company's financial year has been extended by a period of 6 months i.e. upto 30th September, 2001. Accordingly, the financial year 2000-2001 comprises of a period of 18 months from 1st April, 2000 to 30th September, 2001. Hence the figures of the year under review are not comparable with those of the previous financial year.

2. DIVIDENDS

Considering the losses incurred during the year, the Directors have not recommended any dividend on Preference Shares or Equity Shares for the year.

3. OPERATIONS

Sales and Operating Income for the 18 months period ended 30th September, 2001 were Rs. 1,856.3 crores as compared to Rs. 1,216 crores for the 12 months ending on 31st March, 2000. Operating Profit (EBIDTA) for period ended 30th September, 2001 is Rs. 181.4 crores against Rs. 85.0 crores for the year ended 31st March, 2000 with an annualized growth of 42%.

The net loss for the period ended 30th September, 2001 was Rs 499.5 crores as compared to net loss of Rs. 271.4 crores for the year ended 31st March 2000. Interest & Finance Charges were Rs. 479.8 crores and Depreciation was Rs. 221.9 crores for the period ended 30th September, 2001. The Company has incurred a cash loss of Rs. 277.6 crores during this period.

As reported in previous year's report, the Company continued its focus on the export markets so as to expand volumes as well as improve price realization. This strategy resulted in export sales increasing to 55% of total sales for period ended 30th September, 2001 as compared to 47% for the year ended 31st March, 2000 representing an annualized growth of 20%. The improvement in the operating profit during the period under review is mainly on account of improved and sustained Denim prices on revival of demand for Denim. The Company expects the trend to be sustained for the next few quarters and expects further respite from lower and softer Cotton and naphtha prices.

Textiles is the core business of the Company and it contributes 92% of the total revenues. The total revenues of textiles consist of Denim, Shirting, Yarn, Knitwear and Garment Packages. The annualized growth of Revenues is 22.6% for Denim, 13.4% for Shirting and 3.1% for Knits for the period ended 30th September, 2001. Volumes for Denim grew by 7.9% and those of Shirtings by 10.4% on annualized basis for the period ended 30th September, 2001. Average Price realizations for Denim and Shirtings increased by 13.7% and 2.6% respectively.

As a strategic decision to increase revenue through value enhancement, the Company has adopted a twin track approach of differentiation in products and orientation towards emerging opportunities in Garment Packages business. Additionally, the Company, as planned, is gradually moving vertical in the value chain as far as Shirtings and Knits businesses are concerned and is committed to increase the business of Garment Packages, which will achieve higher value addition resulting into higher profitability.

Denim market continues to remain buoyant in the current year also. In fact, the Company foresees expansion of the market and increased demand for Denim in years to follow. The Company is well poised to reap the benefits of this growth due to ready availability of world class manufacturing and sales infrastructure and scale of operations, making it a front runner in the industry.

The average cost of cotton for Denim was Rs. 50.41 per kg during the period ended 30th September, 2001 against Rs. 44.84 per kg during the year ended 31st March, 2000. Domestic cotton prices at present are ruling at a 20 year low resulting in favourable impact on operating profits. Recently, import duty on cotton has been raised from 5% to 20% resulting in increase in cost which may reduce the gains arising out of low domestic cotton prices. Average naphtha prices were at Rs 14.13 per kg during the period ended 30th September, 2001 against Rs 11.93 per kg during the year ended 31st March, 2000. Naphtha prices have fallen internationally by almost 20% post September, 2001 in line with fall in crude prices. Oil Companies in India which follows product pricing on international price parity basis have also realigned and reduced prices.

DIRECTORS' REPORT (CONTD.)

4. STATUS OF DEBT RESTRUCTURING

As the members of the Company are aware, the Company is passing through a difficult financial phase. As part of its revival efforts, it has initiated a comprehensive process for restructuring of its existing debts. The lenders of the Company whose debts are being restructured have formed a Steering Committee from amongst themselves to evolve a definitive restructuring proposal. At its meetings held from time to time, the Steering Committee deliberated upon the various options available for restructuring the debts of the Company and finalised a Debt Restructuring Proposal in the form of a Restructuring Term Sheet (RTS). A large majority of the lenders have approved the RTS.

In order to obtain the sanction of the Hon'ble High Court of Gujarat to the Restructuring Proposal, the Company has filed a Scheme of Arrangement with certain Creditors in terms of Section 391 of the Companies Act, 1956. Once the Scheme is approved by the High Court, it will be binding on all the lenders whose debts are proposed to be restructured as per the provisions of the RTS. The hearing upon the Company's Scheme has been concluded and the High Court's Order is awaited.

Certain lenders of the Company who have not given their consent to the Restructuring Proposal had filed their objections challenging the provisions of the RTS. The Company has made appropriate legal submissions in support of the Scheme from time to time before the Hon'ble High Court of Gujarat. These lenders have also filed a suit under English Law against the Company in the High Court of Justice, Chancery Division, London for recovery of their dues and for certain declarations against the Company. These proceedings have been stayed at present till the Scheme of Arrangement is considered by the High Court of Gujarat. These lenders have also filed a criminal complaint against the Company and its officers disputing certain financial transactions. The Company has obtained a stay against this criminal complaint and has also filed appropriate legal replies in this regard.

The Company has been declared as a Relief Undertaking under the provisions of the Bombay Relief Undertakings (Special Provisions) Act, 1958 whereby all rights, privileges, obligations and liabilities occurred or incurred before it was declared as a Relief Undertaking and any remedy for the enforcement thereof are suspended and all proceedings relating thereto pending before any Court, Tribunal, Officer or Authority are stayed during the period of this declaration. This declaration is in force upto 12th June, 2002.

As part of the Restructuring Proposal of the Company, the Company had made a Rights Issue of 7,54,12,459 Equity Shares in the ratio of 3:4 at par, which have been allotted on 22nd December, 2001. The Company also proposes to make preferential issues of Warrants and Secured Optionally Partly Convertible Debentures to its lenders as part of the Restructuring Proposal. The shareholders' consent for these preferential issues is sought at the ensuing Annual General Meeting.

5. FIXED DEPOSITS

The Company does not invite any fixed deposits. Out of the outstanding fixed deposits, the Company has repaid deposits amounting to Rs. 18.22 crores during the period under review. Fixed Deposits amounting to Rs. 0.24 crore which were due for repayment were lying unclaimed by 228 depositors as on 30th September, 2001.

6. SUBSIDIARIES

The results of subsidiary companies are attached to this Report alongwith the statement pursuant to Section 212 of the Companies Act, 1956.

7. DIRECTORS

Mr. Shailen Desai and Mr. J. P. Shah retire by rotation from the Board in terms of Article 129 of the Articles of Association of the Company, but being eligible, offer themselves for reappointment.

Mr. Niranjan N. Lalbhai and Mr. Samveg A. Lalbhai resigned from the office of Managing Directorship as well as Directorship of the Company with effect from 12th December, 2001. The Board deeply appreciates the valuable services rendered by Mr. Niranjan N. Lalbhai and Mr. Samveg A. Lalbhai during their tenures as Managing Directors.

Ms. Kalpana Morparia, a nominee Director appointed by ICICI Limited on the Board of the Company, resigned with effect from 12th February, 2001. The State Bank of Saurashtra (SBS) has nominated Mr. G. U. Vora as a nominee Director on the Board of the Company in place of Mr. P. D. Vaidya with effect from 7th May, 2001. The Board places on record its appreciation for the valuable services rendered by Ms. Kalpana Morparia and Mr. P. D. Vaidya during their tenures as Directors.

8. CORPORATE GOVERNANCE

The Company has in place a system of Corporate Governance. A separate report on Corporate Governance and a Management Discussion and Analysis Report from part of the Annual Report of the Company.

A certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is annexed to the Report on Corporate Governance.

9. RESPONSIBILITY STATEMENT

The Directors confirm that:

1. In the preparation of the annual accounts, the applicable accounting standards have been followed. There are no material departures from the applicable accounting standards.
2. Such accounting policies have been selected and applied consistently and such judgements and estimates have been made as are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year ended on 30th September, 2001 and of the loss of the Company for that period.
3. Proper and sufficient care had been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. The statements of accounts for the period ended on September 30, 2001 have been prepared on a going concern basis.

10. INFORMATION REGARDING CONSERVATION OF ENERGY ETC. AND EMPLOYEES

Information required under Section 217(1)(e) of the Companies Act, 1956 read with Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and under Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975, as amended from time to time, form part of this report. However, as per the provisions of Section 219 (1)(b) (iv), the report and accounts are being sent to all shareholders of the Company excluding the information relating to conservation of energy, technology absorption and foreign exchange earning and outgo, and the statement of particulars of employees. Any shareholder interested in obtaining such particulars may inspect the same at the Registered Office of the Company or write to the Secretary for a copy.

11. AUDITORS

The auditors, Sorab S. Engineer & Co., retire and offer themselves for re-appointment. It is proposed that Sorab S. Engineer & Co., be re-appointed as auditors of the Company. You are requested to appoint the auditors and fix their remuneration.

Your Directors are sincerely thankful to the Company's lenders, Indian financial institutions, commercial banks, overseas banks and financial institutions for their support even during the difficult times being faced by the Company. Your Directors also place on record their deep sense of appreciation for the services rendered by the employees of the Company.

By Order of the Board

ARVIND N. LALBHAI

Ahmedabad, 11th February, 2002 Chairman & Managing Director

MANAGEMENT DISCUSSION AND ANALYSIS

The Management Discussion and Analysis given below discusses the key issues for each product group of the Company's core business 'Textiles'.

1. **INDUSTRY STRUCTURE**

The Company's portfolio of Textile Products comprises of Denim, Shirting, Knitted fabric & garment, Yarn and Garments. The following discussion covers product-categorywise industry structure, prospects and competition.

Denim

The total production capacity for Denim is 220 MMPA in India whereas domestic market is 50-55 MMPA. The Company owns half of the total production capacity, while the rest is fragmented among 11 other producers having an average capacity of 10 MMPA each. This fragmentation of the domestic market has induced producers to focus on export markets.

Global denim capacity has increased significantly and more than doubled from 1.91 Billion Meters in 1992 to 4 Billion Meters in a span of 5 years. During this intervening period, denim consumption globally hovered around 3.2 Billion Meters (peak). Capacity increases during the period were concentrated in the Far East, South America and South East Asia. North America and Europe have not witnessed any significant increase in capacity.

However, demand increased by only 8% annually during the same period, and subsequently slipped further to 4% p.a. This led to over-supply and consequently sharp fall in realisations. In the past, three key trends emerged in the global markets namely, shift of consumer preference to lighter weight cotton fabrics like Chinos, Gabardines etc., shift in sourcing from fabric to garments in US and UK markets and Denim fabric showing commodity like characteristics. These trends had affected denim fabric exports from India.

Since last year, the situation has remarkably changed and denim is again back in fashion. Demand increased in domestic as well as in international market. The resurgence of Denim is on account of response of the industry by introducing differentiated products that repositioned denim fabric and expanded its usage. Denim is no longer identified with fabric only for "a pair of five pocket male jeans" but is being extensively used for ladies and kids wear also. In international market, demand shifted more towards Europe, which is a discerning market and drives the fashion worldwide. These macro level developments have also led to increase in price realization for Denim.

Shirting

The Company manufactures High Value Cotton Shirting Fabrics (HVCS). The estimated global market size of HVCS is about 1200 million meters. USA, European Union, and Japan are the main consumers. China (including Hong Kong), India, Turkey, Taiwan, Europe (particularly Italy) and USA are the main producing countries.

USA is one of the largest markets for shirts and shirt fabric. Imports of cotton shirts into USA are on the increase, and the trend shows an increased outsourcing of completed garments instead fabric. The supply of cotton shirts to USA is dominated by Far East, Southeast, South Asia and Central America with India and Bangladesh as major suppliers. Mexico and the Caribbean Basin countries have witnessed investments from USA in cotton mills and garment parks. Most of these are currently for Bottom weights and knits products. Some of them can move into shirts and would have a definite advantage of no quota and duty over imports from other bases.

India has a total production capacity of 80 million meters in the HVCS. The Company with the capacity of 34 million meters is the largest and dominant player. India has a large quota of shirt for export into the USA and the European Union. The current domestic market size of HVCS is 35 million meters, out of which 5 million meters is for domestic consumption and the balance is for export through readymade garment. Domestic consumption is growing rapidly at about 25% per annum. India is likely to benefit from the disbanding of the quota regime in 2005.

Knits

Knitting sector is fashion oriented and as a result is a fickle product and Brands prefer to have garment producers in close proximity to its fabric production and market. Hence, knit garment dominates the trade.

Cotton knitted fabric production was at 5124 million square meters in India in 1998-99. The domestic consumption pattern of cotton knit fabric is mainly by domestic garment units - 69%, (by volume in 1998-99), followed by fabric exports - 2% and for exports in the form of finished garments - 29%. Cotton knit fabric exports were to the tune of Rs. 302 crore or 108 million square meters and is on the decline since the last 3 years, due to preference for sourcing of garments by importers abroad.

US import 92000 tons of knit garments that is growing at 45% annually. India, however, is not a significant supplier of knit fabrics to the US. As far as knitwear is concerned, domestic production in the US has been declining and is being replaced by full package import of knitwear. There is a strong regional consolidation in favor of NAFTA (North American Free Trade Agreement) countries, whose import have been growing at 40% compared to 15% for Asian suppliers.

UK import about 32000 tons (1999) of knit garments each year. Prominent suppliers to UK are the Far East and South Asian countries, Ireland, Turkey and Portugal. However, due to cost advantage, there is an increasing preference for Asian suppliers

2. **PROSPECTS OF THE INDUSTRY**

Denim

Prices of denim fabric have risen significantly in last year and expected to remain at present level for some time. The volumes are expected to pick up. Denim volumes will grow but the shift will move towards "fashion" and "value added" or "differentiated" fabric instead the "basic" denim.

The denim fabric market is polarizing between two distinct segments, the price sensitive mass market segment and the higher-priced high fashion segment of innovative products like core-spun stretch, use of fancy yarns, use of other natural fibres and man-made fibres/filaments, novel multi coloured Denim, use of metallised yarn, surface coatings, application of novel fibres like Tencel etc.

As far as denim garments are concerned, chinos, cargo pants and carpenter pants are finding increasing favor among high-end consumers. The denim fabric market in India is expected to grow at 15-20% but remain competitive due to substantial capacity addition in India and likely imports from Far-Eastern countries.

Increasingly, all major importing countries would expect Denim to be converted close to its place of production and received as a final packaged product with growing demand for value-added or differentiated denim.

Shirting

As regards to Shirting Business, most of the top brands, buying-houses and retailers of the world are present in India to source their fabric, get it converted into Shirts within India and export the final garments to the desired destinations. This augurs well for companies engaged in the manufacturing of high quality, high value shirting fabric.

Knits

Knit fabrics are fashion driven needing quick turnaround. Increasingly, there is a trend for vertical integration of fabric in to garment manufacturing. Knitted fabric / garment is one of the promising and fastest growing segments of textile. It is a new but promising business with large potential. Vertical integration in knitwear by moving up in the value chain will drive the future growth of Knitting business.

3. **COMPETITION**

Denim

In the domestic market, the Company encounters competition from a host of fragmented small players in Denim, who produce between 8-16 mn. mtrs. of Denim annually. Their low volumes, limitations of technology and inadequate strength in developing differentiated products push them to compete at the lower-end segment of the market. Globally, the competition is largely from China (including Hong Kong), Indonesia, Turkey, Brazil, Italy etc. though size-wise comparable players, are primarily from U.S.A. (excepting one in Brazil). The Company's recent thrust on value added differentiated products have strengthened the Company to counter competition effectively.

Shirting

The Company mainly faces competition from new entrants in the field of Shirting fabric manufacturers in India. In the lower segment, the decentralized / Power loom sector is the major competitor. However, choice of technology, flexible and contemporary manufacturing facilities, raw material flexibility, track record with global buyers have resulted in differentiated products with a distinct edge over others. The Company does not face any competition for their range of Indigo Shirting in India.

In the International market, China (including Hong Kong), Taiwan, Turkey, Austria, Portugal and Italy are extremely active and are main competitors. The Company is in the process of forming alliances with a few of the competing firms as its strategic partner to enhance export. The Company's unique proposition of offering Garment packages from this part of the world is an added advantage succeeding in attracting large buyers and big brands to source their merchandise from the Company.

Knits

Competition in knitted fabric is mainly from the unorganized or small-scale sector. There has been recent investment in knitting sector by large houses to cater to growing export markets of knitwear. Competition, similar to other textile products, is global. Every country engaged in textile manufacturing has in the recent years entered significantly in knit fabrics/ garment manufacturing.

The Company's state of the art plant adopting latest technology, the Jacquard attachments and the facility to mercerize superfine 2-ply cotton yarn differentiates its products strongly from its competitors. Quality of fine / superfine yarn produced by the Company with cost advantage gives it an edge over international competitors.

4. **INTERNAL CONTROL SYSTEMS**

The company's internal control systems are adequate, considering size and nature of operation of the Company, to meet regulatory/statutory requirements, assure recording of all transactions and report reliable and timely financial information. Additionally, it also provides protection against misuse or loss of any of the company assets.

The Company is using SAP R3 as an Enterprise Resource Planning (ERP) package, which enhances the internal control mechanism. The company has its own independent internal audit team, comprising, professionally qualified technical and financial personnel, carrying out the required functions for internal monitoring and control, conduct periodic audits to check efficacy of internal control systems and compliance.

5. **DEVELOPMENTS ON HUMAN RESOURCE / INDUSTRIAL RELATIONS FRONT**

As such there is no material development on the Human Resource front. The Company continuously monitors its manpower requirement to ensure that it has adequate human skills commensurate with its needs. Industrial relations of the Company continue to be cordial.

6. **DISCUSSION ON FINANCIAL PERFORMANCE WITH RESPECT TO OPERATIONAL PERFORMANCE AND OUTLOOK**

The current accounting year is for an extended period of 18 months commencing 1st April, 2000 to 30th September 2001. As the accounts under review are of a period of 18 months, the figures of current accounting period are not comparable with previous year figures.

Sales and Operating Income for the 18 months period ended 30th September 2001 were **Rs. 18563 million as compared to Rs. 12160 million for the 12 months ending on 31st March 2000.**

The Export Sales, were higher at 55 % of total sales for period ended 30th September 2001as compared to 47 % for the year ended 31st March 2000 with an annualized growth of 20%. Operating Profit (EBIDTA) for period ended 30th September 2001 is **Rs. 1814 million against Rs. 850 million** for the year ended 31st March 2000 with an annualized growth of **42%.**

The Company's net loss at the end of the period ended 30th September 2001 is Rs. **4995 million** as compared to net loss of **Rs. 2714 million** for year ended 31st March 2000. Interest & Finance Charges were **Rs. 4798 million** and Depreciation was **Rs. 2219 million** for the period ended 30th September 2001. The Company has incurred a cash loss of **Rs. 2776 million** during this period.

The loss mentioned above is before providing the effect of Debt Restructuring. Post Financial Restructuring, the interest liability of the company stands reduced by approx. Rs. 1936 - Rs 2862 million from Rs. 4798 million for the 18 months period. Had the Company provided the interest post-restructuring, **the company would have incurred a cash loss of Rs. 840 million instead of Rs. 2776 million as incurred for the 18 months.**

The improvement in the operating profit during the period under review is mainly on account of improved and sustained Denim prices on revival of demand for Denim. The Company expects trend to be sustained for the next few quarters and expects further respite from lower and softer Cotton and Naphtha prices.

As explained, Textile is the core business, which contributes 92% of the total Company revenues. The total revenues of textiles consist of Denim, Shirting, Yarn, Knitwear and Garment Packages. The annualized growth in Revenues is 22.6% for Denim, 13.4% for Shirting and 3.1% for Knits for period ended 30th September 2001.

Volumes for Denim grew to 135.8 million compared to 83.9 million meters in the year ended 31st March 2000 representing a growth of 7.9% on an annualized basis. The volumes for Shirting business grew to 34.6 million meters for the period ended 30th September 2001 from 20.9 million meters in the year ended 31st March 2000 growing by 10.4% on an annualized basis.

Average price realization for Denim increased by 13.7% to Rs. 82.9 per meter for the period ended 30th September 2001from Rs. 72.9 per meter for the year ended 31st March 2000, and in case of Shirting it increased by 2.6% to Rs. 106.6 per meter for the period ended 30th September 2001 from Rs. 103.9 per meter for the year ended 31st March 2000.

As a strategic decision to increase revenue through value enhancement, the Company has adopted a twin track approach of differentiating products and orientation towards emerging opportunities in the Garment packages business.

In Denim, enriched product-mix with 60% of the differentiated products in the total sales has led to substantial improvements in price realization. Improved market mix, buoyant denim markets & depreciating Indian Rupee have jointly contributed to the improved performance. The Company's quick response to upsurge in demand for Denim in EU has insulated the Company against the downturn in US market. In fact, the Company foresees expansion of the market and increased demand for Denim in years to follow. The Company is well poised to reap the benefits of this growth due to ready availability of world class manufacturing and sales infrastructure, scale of operations making it a front runner in the industry.

The Company, as planned, is gradually moving vertical in the value chain as far as Shirting and Knitting businesses are concerned and is committed to increase the business of garment packages, which will achieve higher value addition resulting in to higher profitability.

The Company has initiated efforts in developing newer markets of East Asian countries for spreading the business and mitigating the risk by reducing dependence on any market and boost the existing volumes.

The Garment Packages Business is presently at a level of 75000 Garments a month doubling of its capacity to 1.5 Lac Garments a month is being pursued. The Company is catering to leading international brands viz. GAP, Marks & Spencer, Next, Dockers etc. by exporting shirts to them. The Company has also targeted large domestic retail chains viz. Pantaloons, Wills sports and Shoppers Stop for supply of Garments. The Company is focussing on major Brands in Europe in view of uncertainty of Quota availability in US.

In Garment Packages Business, the Company offers a distinct advantage of one stop shop for any big retailer by offering portfolio of products – Shirts, knitwear and Jeans. The trend is progressively changing in favour of garment packages, which will benefit the Company.

The average cost of cotton for Denim was Rs. 50.41 per kg. during the period ended 30th September 2001 against Rs. 44.84 per kg. during the year ended 31st March 2000. Domestic cotton prices at present are ruling at 20 year low, resulting in favourable impact on the Operating Profits. Recently, import duty on cotton has been raised from 5% to 10%, resulting in increase in cost, which may reduce the gains arising out of cotton prices. However, Indian Cotton prices are being maintained at lower levels unaffected by the duty hike. Hence the Company has devised the strategy to manage the cotton prices by a proper mix of Indian and Imported cotton.

The Company has Captive Power Plants, which use Naphtha as a fuel. Average Naphtha prices were at Rs. 14.13 per kg. during the period ended 30th September 2001 against Rs. 11.93 per kg. during the year ended 31st March 2000. Naphtha prices have fallen internationally by almost 20% post September 2001 in line with fall in Crude prices. Oil companies in India, which follows product pricing on International price parity basis, have also realigned and reduced prices.

Readers are cautioned that this discussion and analysis contains forward-looking statements that involve risks and uncertainties. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking tatements that speak only as of their date. The above discussion and analysis should be read in conjunction with the Company's financial statements included herein and the notes thereto.

CORPORATE GOVERNANCE REPORT

COMPANY'S PHILOSOPHY ON CODE OF GOVERNANCE

Arvind has been practicing the principles of good corporate governance over the years. Corporate governance at Arvind does not only mean ensuring the compliance with regulatory requirements, but also means being responsive to aspirations of customers and expectations of the society. At Arvind, a customer has never been defined as a purchaser, but has always included every constituents that interacts with Arvind including its shareholders and other stakeholders. Arvind always strives for excellence in quality of goods and services with the twin objectives of enhancing customer satisfaction and shareholder value.

The Board of Directors supports the broad principles of corporate governance and lays strong emphasis on transparency, accountability, and integrity.

Given below is the report on corporate governance at Arvind.

Composition of the Board of Directors as on 11th February 2002

Name of Directors	Executive / Non-executive/ Independent	No. of other Directorships in Public Limited Companies	No. of other Board Committees of which Member / Chairman
Mr. Arvind N. Lalbhai	Executive – Chairman & Managing Director	6	1 as Member
Mr. Sanjay S. Lalbhai	Executive – Managing Director	14	1 as Chairman
Mr. Naishadh I. Parikh	Non-executive, Independent	10	3 as Chairman & 2 as Member
Dr. V. L. Mote	Non-executive	3	2 as Chairman & 2 as Member
Mr. J. P. Shah	Non-executive, Independent	4	Nil
Dr. Prabodh Desai	Non-executive, Independent	Nil	Nil
Mr. J. C. Shah	Non-executive, Independent	2	Nil
Mr. Shailen Desai	Non-executive, Independent	Nil	Nil
Mr. B. S. Bedi	Non-executive, Independent – Nominee of IDBI	1	1 as Member
Mr. G. U. Vora	Non-executive, Independent – Nominee of SBS	Nil	Nil

Board Meetings

The Company places before the Board all the relevant and necessary information at their meetings such as production, sales, exports, review of product-wise business, any legal proceedings by or against theH Company, share transfers, demat compliance, quarterly financial results, minutes of audit committee, Shareholders Grievance Committee and such other information.

During the period from 1st April, 2000 to 30th September, 2001 6 Board Meetings were held on 30th June, 2000, 29th July, 2000, 31st October, 2000, 31st March, 2001, 10th May, 2001, 28th July, 2001.

The Attendance of Directors at these Board Meetings and at the previous Annual General Meeting was as under:

Name of Directors	Number of Board Meetings attended during the period 1st April, 2000 to 30th September, 2001	Whether present at the previous AGM
Mr. Arvind N. Lalbhai	5	Yes
Mr. Niranjan N. Lalbhai*	4	Yes
Mr. Sanjay S. Lalbhai	6	Yes
Mr. Samveg A. Lalbhai*	5	Yes
Mr. Naishadh I. Parikh	5	Yes
Dr. V. L. Mote	6	Yes
Mr. J. P. Shah	4	No
Dr. Prabodh M. Desai	5	Yes
Mr. J. C. Shah	6	No
Mr. Shailen Desai	3	No
Ms. Kalpana Morparia*	1	Yes
Mr. B. S. Bedi	3	No
Mr. P. D. Vaidya*	2	Yes
Mr. G. U. Vora	2	—

* Mr. Niranjan N. Lalbhai, Mr. Samveg A. Lalbhai, Managing Directors as well as Directors of the Company have ceased to be Managing Directors as well as Directors w.e.f. 12th December, 2001. Mrs. Kalpana Morparia has ceased to be Director w.e.f. 12th February, 2001 and Mr. P. D. Vaidya has ceased to be Director w.e.f. 7th May, 2001.

Audit Committee

The Audit Committee was formed by the Board of Directors on 31st March, 2001. Brief description of terms of reference are :

1. To look into the adequacy and compliance of internal control systems.
2. To review the quarterly, half-yearly and annual financial statements before submission to the Board.
3. To recommend the appointment and removal of external auditors, fixation of audit fee and also approval for payment to the external auditors for any other services.
4. To undertake periodical review of Internal Audit Department and appraise and update the range and scope of Internal Audit Programme from time to time.
5. To interact actively with the External Auditors from time to time and discuss about finalisation of annual financial statements.
6. To look into any other matter which may be referred to it by the Board.

Composition, name of Members and Chairman :

The Committee consists of the following Directors :

1. Mr. Naishadh I. Parikh : Chairman
2. Mr. V. L. Mote : Member
3. Mr. B. S. Bedi (IDBI Nominee) : Member

Meetings and attendance during the year :

The Audit Committee has held two meetings since its formation.

Name of Members	Audit Committee Meetings	
	Held	Attended
Mr. Naishadh I. Parikh	2	2
Mr. V. L. Mote	2	2
Mr. B. S. Bedi	2	1

Remuneration Committee

Arvind does not have a formal remuneration committee. However, all decisions regarding the remuneration of Executive Directors are taken by the Board of Directors subject to such approvals from Shareholders and Central Government, as and when necessary. Non-Executive Directors are paid Sitting Fees of Rs.2000 for every meeting attended by them.

The terms of remuneration of Managing Directors were fixed by the Board of Directors and the same were approved by the shareholders at the Annual General Meeting held on 28th September 1999 when they were appointed for a further period of five years beginning from 1st January, 2000. Arvind has entered into agreement with each of them laying down their respective tenures, remuneration, duties and obligations.

Remuneration of Directors :

The Remuneration of Executive Directors is determined by Board of Directors. Non-Executive Directors are not paid any remuneration except sitting fees.

The Remuneration paid during the period from 1st April, 2000 to 30th September, 2001 to each of the Directors is as under:

Name of Directors	Salary	Perquisites	Sitting Fees	Total Remuneration
Mr. Arvind N. Lalbhai (CMD) *	Rs. 6,85,800	Rs. 19,63,795	—	Rs. 26,49,595
Mr. Niranjan N. Lalbhai (MD) *	Rs. 6,85,800	Rs. 42,60,862	—	Rs. 11,11,886
Mr. Sanjay S. Lalbhai (MD) *	Rs. 5,71,500	Rs. 4,55,261	—	Rs. 10,26,761
Mr. Samveg A. Lalbhai (MD) *	Rs. 5,71,500	Rs. 3,72,387	—	Rs. 9,43,887
Mr. Naishadh I. Parikh	—	—	Rs. 10,000	Rs. 10,000
Dr. V. L. Mote	—	—	Rs. 12,000	Rs. 12,000
Mr. J. P. Shah	—	—	Rs. 8,000	Rs. 8,000
Dr. Prabodh Desai	—	—	Rs. 10,000	Rs. 10,000
Mr. J. C. Shah	—	—	Rs.12,000	Rs.12,000
Mr. Shailen Desai	—	—	Rs. 6,000	Rs. 6,000
Mr. P. D. Vaidya*	—	—	Rs. 4,000	Rs. 4,000
Mr. G. U. Vora*	—	—	Rs. 4,000	Rs. 4,000
Mr. B. S. Bedi	—	—	Rs. 6,000	Rs. 6,000
Ms. Kalpana Morparia*	—	—	Rs. 2,000	Rs. 2,000

* Service Contract is for five years, notice period – three months, compensation for loss of office to be determined in accordance with Section 318 of the Companies Act, 1956.

* Mr. G. U. Vora was appointed as Nominee Director by State Bank of Saurashtra with effect from 7th May, 2001 in place of Mr. P.D Vaidya. During his tenure.

* Ms. Kalpana Morparia has ceased to be a Nominee Director of ICICI with effect from 12th February, 2001.

Investors' Grievance Committee:

1. Pursuant to Clause 49 of the Listing Agreement with the Stock Exchanges, the Company is required to have an Investors' Grievance Committee. Hence the Share Transfer Committee of the Company has been reconstituted as Investors' Grievance Committee on 31st March 2001.
2. The Investors' Grievance Committee shall have the following role, functions and powers:-
   1. To look into and supervise the redressal of shareholders/investors complaints like transfer of shares/debentures, non-receipt of balance sheet, non-receipt of declared dividends, non-receipt of interest on debentures, etc.
   2. To consider and approve transfer of shares and debentures, transmission of shares and debentures, dematerialisation of shares and debentures, transposition of shares and debentures, issuance of duplicate share/debenture certificates, deletion of names, splitting and consolidation of shares and debentures, etc.
   3. To delegate any of its responsibilities mentioned at 2 above to any officer of the Company or to the Registrars and Transfer Agents and to supervise the proper exercise of delegated powers.
3. The Committee consists of the following Directors :
   1. Mr. V. L. Mote : Chairman
   2. Mr. Arvind N. Lalbhai : Member
   3. Mr. Samveg A. Lalbhai* : Member
   4. Mr. Naishadh I. Parikh : Member

* Mr. Samveg A. Lalbhai has resigned as Managing Director as well as Director of the Company, hence he has ceased to be a Member of Investors' Grievance Committee.

4. Name and Designation of Compliance Officer :

Ms. Sonali N. Narasimhan	Mr. Gautam V. Shah
Assistant Company Secretary	General Manager
The Arvind Mills Limited	Pinnacle Shares Registry Pvt. Ltd., Registrars & Transfer Agents

5. Details of Complaints received and redressed during the period from 1st April, 2000 to 30th September, 2001:

Sr. No.	Particulars	Received	Redressed	Pending as on 30.9.2001
1	Non-receipt of Share Certificates	99	99	Nil
2	Non-receipt of Dividend/Interest Warrants	159	159	Nil
3	Non-receipt of Duplicate Share Certificates	7	7	Nil
	Total	265	265	Nil

None of the complaints is pending for a period exceeding one month.

6. Share Transfer Details :

i)	Number of Transfers (Physical)	: 7696
ii)	Average Number of Transfers Per Month (Physical)	: 428
iii)	Number of Shares Transferred (Physical)	: 815384
iv)	Average Number of Shares Transferred Per Month (Physical)	: 43500
v)	Number of Transfers (Demat)	: 23722
vi)	Average Number of Transfers Per Month (Demat)	: 1318
vii)	Number of Shares Transferred (Demat)	: 16710949
viii)	Average Number of Shares Transferred Per Month (Demat)	: 928386
ix)	Number of pending Share Transfers	: Nil

7. Investors Grievances :

The Registrars and Transfer Agents, under supervision of the Secretarial Department of the Company looks after Investors' Grievances. Mr. Gautam V. Shah, General Manager of Pinnacle Shares Registry Private Limited, heads the Investors' Grievances cell. The Assistant Company Secretary of the Company has been appointed as the Compliance Officer for this purpose. At each Meeting of Investors' Grievances Committee all matters pertaining to investors including their grievances and redressal are reported.

Information on General Body Meetings

The last 3 Annual General Meetings of the Company were held as under:

Date	Time	Venue
30th December, 2000	11.00 a.m.	Dinesh Hall, Ashram Road, Navrangpura, Ahmedabad – 380 009.
28th September, 1999	9.30 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006
22nd September, 1998	9.30 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006

During the period under report the Company had also held an Extraordinary General Meeting as under :

Date	Time	Venue
12th June, 2001	9.30 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006

Whether special resolutions were put through postal ballot last year, details of voting pattern:
The Company has so far not passed any Resolution by Postal Ballot.

Disclosures

i) Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. that may have potential conflicts with the interest of the Company at large : Nil

ii) Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchange or SEBI or other authority on any matter related to capital markets, during last three years : Nil

Means of Communication

i) Half-Yearly Report is not being sent to each household of shareholders as shareholders are intimated through the press and the Company's web site at www.arvindmills.com.

ii) The Quarterly and Half-Yearly Results are published in the Financial Express–All India Editions and are also posted on its web site at www.arvindmills.com.

iii) The Company's Results and Official news releases are displayed on the Company's web site at www.arvindmills.com.

iv) Information released to the press at the time of declaration of results is also sent to all Stock Exchanges where the shares of the Company are listed for the benefit of investors. Moreover, the Company's web site hosts a special page which gives information which investors usually seek.

v) *Management Discussion and Analysis forms part of the Annual Report which is posted to the shareholders of the Company.*

GENERAL SHAREHOLDER INFORMATION

i) Annual General Meeting
Date : 27th March, 2002
Time : 11.00 A.M.
Venue : Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006.

ii) Financial Calendar
Normally the Financial Year of the Company is for a period of 12 months from 1st April to 31st March. However, the year under report comprises of a period of 18 months from 1st April, 2000 to 30th September, 2001 for which the Company has obtained requisite approval.

iii) Book Closure : 14th March, 2002 to 16th March, 2002 (both days inclusive).

iv) Dividend payment Date : Not Applicable as the Board has not recommended any dividend in view of losses incurred by the Company.

v) Listing on Stock Exchanges
Shares of the Company are listed on the following Stock Exchanges. During the year the Company has allotted Rights Shares for which listing applications to all the Stock Exchanges where the existing shares are listed, were made. The Company has received listing permission in this regard.

Sr. No.	Name of the Stock Exchange	Address
1.	The Stock Exchange – Ahmedabad	Kamdhenu Complex, Opp. Sahajanand College, Panjarapole, Ahmedabad-380 015
2.	The Stock Exchange – Mumbai Code: 101	Phiroze Jeejeebhoy Tower, Dalal Street, Mumbai – 400 001
3.	The Calcutta Stock Exchange Association Ltd.	7, Lyons Range, Calcutta – 700 001
4.	The Delhi Stock Exchange Association Ltd.	DSE House, 3/1 Asaf Ali Road, New Delhi – 110 002.
5.	Bangalore Stock Exchange Ltd.	Stock Exchange Towers, 51, 1st Cross, J.C. Road, Bangalore – 560 027
6.	National Stock Exchange of India Ltd. Code: ARVIND	Trade World, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013
7.	The Luxembourg Stock Exchange (Listing of GDS)	11, Avenue de la Porte-Neuve, L-2227 Luxembourg

The Company has paid Annual Listing Fees for the year 2001-2002 to the above Stock Exchanges.

vi) Market Price Data: High, Low during each month in last financial year and Performance in comparison to broad-based indices such as BSE Sensex.

Month	Share price of The Arvind Mills Ltd. High (Rs.)	Low (Rs.)	BSE Sensex High	Low
Apr-2000	14.90	10.30	5542.81	4284.17
May-2000	12.70	8.50	4736.02	4757.89
Jun-2000	13.85	10.50	4919.63	4321.26
Jul-2000	11.90	9.00	5058.90	4052.61
Aug-2000	9.75	8.50	4500.30	4142.81
Sep-2000	13.60	8.55	4790.63	4004.73
Oct-2000	10.25	8.50	4197.39	3491.55
Nov-2000	13.90	9.10	4046.19	3734.98
Dec-2000	15.95	11.90	4332.65	3803.69
Jan-2001	14.20	11.50	4409.33	3929.37
Feb-2001	15.15	10.50	4462.11	4020.68
Mar-2001	11.30	7.05	4386.98	3436.75
Apr-2001	8.80	7.00	3676.82	3096.51
May-2001	11.20	7.25	3759.96	3420.14
Jun-2001	10.25	7.25	3651.32	3287.94
Jul-2001	9.40	7.00	3513.79	3241.66
Aug-2001	10.00	7.10	3359.07	3241.12
Sep-2001	9.20	6.80	3267.93	2594.87

vii) Registrars and Transfer Agents
Pinnacle Shares Registry Private Limited
AAA Hospital Premises
Naroda Road
Ahmedabad – 380 025.
Contact Persons: Mr. Gautam V. Shah / Mr. Girish Patel
Phone Numbers: 079- 2120582 / 2166436
E-mail: gautam.shah@psrpl.com

viii) Delegation of Share Transfer Formalities

Since the Company's shares are compulsorily traded in the demat segment on stock exchanges, bulk of the transfers take place in the electronic form.

For expediting physical transfers, the Board has delegated share transfer formalities to the Share Transfer Committee (now Investors Grievances Committee) which meets at least 3 times in a month. Physical transfers are effected within the statutory period of one month. The Board has designated the Assistant Company Secretary as the Compliance Officer.

ix) a) Shareholding Pattern as on 30th September, 2001

Sr. No.	Category	No. of shares held	Percentage of Shareholding
1.	Promoters	16904826	16.81%
2.	Mutual Funds and UTI	1791662	1.78%
3.	Banks, Financial Institutions, Insurance Companies (Central/State Govt. Institutions, Non-Government Institutions)	19868236	19.76%
4.	Foreign Institutional Investors	337547	0.34%
5.	Private Corporate Bodies	9075075	9.03%
6.	Indian Public	48232650	47.97%
7.	NRIs/OCBs	1103717	1.10%
8.	GDR	3236232	3.22%
	Grand Total	100549945	100.00%

b) Distribution of shareholding as on 30th September, 2001

No. of shares	PHYSICAL MODE No. of holders	PHYSICAL MODE No. of shares	ELECTRONIC MODE No. of holders	ELECTRONIC MODE No. of shares	TOTAL No. of holders	%	TOTAL No. of Shares	%
1 to 500	111355	10740884	68795	12374901	180150	91.34	23115785	22.99
501 to 1000	1856	1315543	7947	6579885	9803	4.97	7895428	7.85
1001 to 2000	570	793318	3550	5494528	4120	2.09	6287846	6.25
2001 to 3000	136	340916	1067	2734242	1203	0.61	3075158	3.06
3001 to 4000	51	179887	480	1719342	531	0.27	1899229	1.89
4001 to 5000	33	150585	424	2026129	457	0.23	2176714	2.16
5001 to 10000	35	228895	533	3872642	568	0.29	4101537	4.08
10001 and above	24	2019740	380	49978508	404	0.20	51998248	51.71
Total	114060	15769768	83176	84780177	197236	100.00	100549945	100.00

x) Dematerialisation of shares and liquidity :

The Company's shares are available for dematerialisation on both the Depositories viz. National Securities Depository Limited (NSDL) and Central Securities Depository Limited (CDSL). Recently, the Company's listed Debentures have been admitted on NSDL for demat and have gone live from 6th July, 2000.

Shares of the Company are compulsorily to be delivered in the demat form on Stock Exchanges by all investors. 84780177 shares amounting to 84.32% of the capital have been dematerialised by investors and bulk of transfers take place in the demat form.

Demat ISIN Numbers:

Equity Shares fully paid	INE034A01011
Equity Shares partly paid	IN-9034A01019
17.5% Regular Income Debentures	INE034A07018
Triple Plus Debentures	INE034A07026

xi) Outstanding GDRs/ADRs/Warrants or any convertible instruments and conversion date and likely impact on equity : Nil.

xii) Plant Locations

- Naroda Road, Ahmedabad – 380 025, Gujarat (Two Units)
- Santej, Taluka Kalol, Dist. Mehsana – 382 721, Gujarat
- Khatrej, Taluka Kalol, Dist. Mehsana – 382 721, Gujarat
- Khokhra, Memdabad, Ahmedabad – 380 008, Gujarat
- Gut No. 172, Daravali Village, Taluka Mulshi, Dist. Pune – 412 018, Maharashtra.
- 55, Whitefield Road, Mahadevapura Post, Bangalore – 560 048.

xiii) Address for correspondence

Shareholders may correspond with the Company at the Registered Office of the Company or at the office of Registrars and Transfer Agent of the Company :

The Secretarial Department The Arvind Mills Limited Naroda Road Ahmedabad – 380 025. Phone Nos: 079-2203030 / 2200206 Fax No. : 079-2201608 web site address: www.arvindmills.com	Pinnacle Shares Registry Pvt. Ltd. Registrars and Transfer Agent AAA Hospital Premises Naroda Road, Ahmedabad-380 025. Phone Nos. : 079-2200582 / 2200338 Fax No. : 079-2202963 e-mail : gautam.shah@psrpl.com

The above Report has been placed before the Board at its meeting held on 11th February, 2002 and the same was approved.

AUDITOR'S CERTIFICATE ON CORPORATE GOVERNANCE

The Company has obtained a Certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated in the Listing Agreement with Stock Exchanges. The said Corporate Governance Certificate is as under :

CERTIFICATE

To the Members of The Arvind Mills Limited

Ahmedabad

We have examined the compliance of conditions of Corporate Governance by *THE ARVIND MILLS LIMITED*, for the period of 18 months ended on 30th September, 2001, as stipulated in clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring the compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the abovementioned listing Agreement.

As required by the Guidance note issued by the Institute of Chartered Accountants of India, we have to state that the Registrar and Share Transfer Agent of the Company has maintained records to show Investors' Grievances against the Company and have certified that as on 30th September, 2001 there were no investor grievances remaining unattended / pending for a period exceeding one month.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conduced the affairs of the Company.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 11th February, 2002

REPORT OF THE AUDITORS TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of The Arvind Mills Limited, as at 30th September, 2001 and also the annexed Profit & Loss Account of the Company for the period of 18 months ended on that date and report that:

A. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we annex hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.

B. Further to our comments in the Annexure referred to in paragraph 'A' above:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
2. In our opinion, proper Books of Account as required by law have been kept by the Company, so far as appears from our examination of those Books.
3. The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the Books of Account.
4. In our opinion, the Profit and Loss Account and Balance Sheet comply with the Accounting Standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable.
5. On the basis of written representations received from the Directors, other than Mr. B. S. Bedi (I.D.B.I. Nominee) and Mr. G. U. Vora (SBS Nominee) and taken on record by the Board of Directors, we report that none of the said Directors are disqualified as on 30th September, 2001 from being appointed as a Director in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanations given to us, the Accounts read together with notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:-
   (a) in the case of the Balance Sheet, of the state of the affairs of the Company as at 30th September, 2001 and,
   (b) in the case of the Profit & Loss Account, of the loss for the period ended on that date.

For SORAB S. ENGINEER & CO.
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 11th February, 2002

ANNEXURE TO THE AUDITORS' REPORT

Annexure referred to in paragraph 'A' of the Auditors' Report to the members of The Arvind Mills Limited on the accounts for the period ended 30th September, 2001.

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company have been physically verified by the Management during the period and no serious discrepancies between the book records and physical inventory have been noticed.
2. The Company has, based on a valuation made by approved valuers, revalued the Fixed Assets as at 1st April, 2000.
3. Physical verification of finished goods, stores, spare parts and raw materials has been conducted by the Management during the period. In our opinion, the frequency of the verification is reasonable.
4. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material.
6. In our opinion, on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding period.
7. The Company has not taken any loans, secured or unsecured, from the Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
8. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 and/or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956 during the period under review. In absence of any stipulations regarding repayment of principal amount in respect of interest free loans given in the earlier years to companies listed in the register maintained under Section 301 of the Companies Act, 1956, no amounts have been recovered during the period. The other terms and conditions of such loans are prima facie not prejudicial to the interest of the Company.
9. The Company gives loans to its employees who are repaying the principal amount and interest as stipulated.
   In absence of any stipulations regarding repayment of principal amount in respect of interest free loans and advances given to the subsidiaries and other companies, no amounts have been recovered during the period. In respect of interest free loans given to employee welfare trusts, no stipulations have been fixed for repayment of principal amount.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials, plant and machinery, equipments and other assets and for the sale of finished goods.
11. According to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act,1956 and aggregating during the period to Rs.50,000/- or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials and services or the prices at which transactions for similar goods, materials or services have been made with other parties or as available with the Company.
12. According to the information and explanations given to us, the Company has a procedure for determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on the items so determined.
13. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58-A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules 1975 with regard to the deposits accepted from the public.
14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of by products and scraps.
15. The Company has an internal audit system, which in our opinion is commensurate with the size and nature of its business.
16. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and on the basis of the information received, are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of these records with a view to determine whether they are accurate or complete.
17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited by the Company during the period with the appropriate authorities.
18. According to the information and explanations given to us, there are no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Customs Duty and Excise Duty which have remained outstanding as at 30th September, 2001 for a period of more than six months from the date they became payable.
19. According to the information and explanations given to us no personal expenses of employees or directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
20. The Company is not a sick industrial Company within the meaning of Clause (O) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act,1985.
21. In relation to trading activities of the Company, damaged goods have been determined and adequate provision for loss has been made in the accounts.

For SORAB S. ENGINEER & CO.
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 11th February, 2002

BALANCE SHEET AS AT 30TH SEPTEMBER, 2001

(Rs. in crores)

	Schedule	As at 30.09.2001	As at 31.03.2000
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	170.05	170.05
Reserves and Surplus	2	819.78	829.00
		989.83	999.05
Loan Funds			
Secured Loans	3	1323.32	1183.28
Unsecured Loans	4	1003.50	804.90
		2326.82	1988.18
TOTAL		3316.65	2987.23
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		2004.52	2445.80
Less: Depreciation		220.72	514.45
Net Block		1783.80	1931.35
Capital Work-in-Progress		13.79	77.60
		1797.59	2008.95
Investments	6	264.96	241.14
Current Assets, Loans & Advances	7		
Inventories		227.99	200.38
Sundry Debtors		209.96	198.29
Cash and Bank Balances		79.16	27.50
Other Current Assets		23.04	25.48
Loans and Advances		492.56	580.03
		1032.71	1031.68
Less:			
Current Liabilities and Provisions	8		
Liabilities		371.12	384.19
Provisions		5.79	18.39
		376.91	402.58
Net Current Assets		655.80	629.10
Debit Balance in Profit and Loss Account		630.89	140.63
Less: Adjusted against the Balance in General Reserve per contra		32.59	32.59
		598.30	108.04
TOTAL		3316.65	2987.23
Notes Forming Part of the Accounts	16		

As per our report attached
For SORAB S. ENGINEER & CO.
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 11th February, 2002

ARVIND N. LALBHAI — Chairman & Managing Director

NAISHADH I. PARIKH — Director

SONALI N. NARASIMHAN — Assistant Secretary

PROFIT & LOSS ACCOUNT FOR THE PERIOD OF 18 MONTHS ENDED ON 30TH SEPTEMBER, 2001

(Rs. in crores)

	Schedule	2000-2001	1999-2000
INCOME			
Sales and Operating Income	9	1856.25	1215.97
Other Income	10	20.90	28.80
		1877.15	1244.77
EXPENSES			
Raw Materials Consumed		794.69	518.76
Purchase of Finished goods		7.62	42.30
Employees' Emoluments	11	135.79	83.03
Others	12	741.20	446.30
Interest & Finance Costs (Net)	13	479.84	264.33
Depreciation		221.90	165.15
Decrease/(Increase) in Stocks	14	(4.41)	40.57
		2376.63	1560.44
Profit/(Loss) before Extra-ordinary items		(499.48)	(315.67)
Extra-ordinary items (Net Income)	15	—	44.24
Profit/(Loss) for the year		(499.48)	(271.43)
Balance as per last year's Balance Sheet		(140.63)	117.57
Transferred from Investment Allowance (Utilised) Reserve		9.00	—
Transferred from Investment Allowance Reserve		0.22	—
Transferred from Debenture Redemption Reserve (Net)		—	13.64
		(630.89)	(140.22)
Interim Dividend on Preference Shares Redeemed		—	0.37
Tax on interim Dividend		—	0.04
Balance carried to Balance Sheet		(630.89)	(140.63)
		(630.89)	(140.22)
Notes Forming Part of the Accounts	16		

As per our report attached
For SORAB S. ENGINEER & CO.
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 11th February, 2002

ARVIND N. LALBHAI Chairman & Managing Director

NAISHADH I. PARIKH Director

SONALI N. NARASIMHAN Assistant Secretary

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

	As at 30.09.2001	As at 31.03.2000
SCHEDULE '1' : SHARE CAPITAL		
AUTHORISED		
23,00,00,000 Equity Shares (Previous Year 11,00,00,000) of Rs. 10/- each	230.00	110.00
90,00,000 Preference Shares (Previous Year 90,00,000) of Rs. 100/- each	90.00	90.00
Unclassified Shares (Previous Year 6,00,00,000) of Rs. 10/- each	—	60.00
	320.00	260.00
ISSUED & SUBSCRIBED		
EQUITY SHARES		
10,05,49,945 Equity Shares (Previous Year 10,05,49,945) of Rs. 10/- each fully paid up. (of the above shares 39,44,950 Equity Shares have been allotted as fully paid Bonus Shares (Previous Year 39,44,950 Equity Shares) by way of capitalisation of Reserves and 16,12,268 Equity Shares (Previous Year 16,12,268 Equity Shares) allotted as fully paid in terms of scheme of Amalgamation without payment being received in cash.)	100.55	100.55
PREFERENCE SHARES		
30,00,000 6.00% (Previous Year 14.25%) Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each (Redeemed during the year)	—	30.00
38,50,000 13.5% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each	38.50	38.50
50,000 12% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each	0.50	0.50
50,000 11.5% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each	0.50	0.50
30,00,000 6.00% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each (Note No.7 for terms of Redemption)	30.00	—
	69.50	69.50
	170.05	170.05

(Rs. in crores)

		As at 30.09.2001	As at 31.03.2000
SCHEDULE '2' : RESERVES AND SURPLUS			
REVALUATION RESERVE			
Created during the year (Note No. : 2)	37.47		—
Less : Adjusted on account of restatement of Foreign Currency Loans (Note No. : 18)	37.47		—
	—		—
CAPITAL RESERVE			
As per last Balance Sheet		0.33	0.33
SHARE PREMIUM ACCOUNT			
As per last Balance Sheet		771.25	771.25
DEBENTURE REDEMPTION RESERVE (Note No. : 3)			
As per last Balance Sheet	48.20		61.84
Less: Transferred to Profit & Loss Account(Net)	—		13.64
		48.20	48.20
GENERAL RESERVE			
As per last Balance Sheet	32.59		32.59
Less : Adjusted against debit balance in Profit and Loss Account per contra	32.59		32.59
		—	—
INVESTMENT ALLOWANCE RESERVE			
As per last Balance Sheet	0.22		0.22
Less : Transferred to Profit & Loss Account	0.22		—
		—	0.22
INVESTMENT ALLOWANCE (UTILISED) RESERVE			
As per last Balance Sheet	9.00		9.00
Less : Transferred to Profit & Loss Account	9.00		—
		—	9.00
		819.78	829.00
SCHEDULE '3' : SECURED LOANS (Note No. : 8)			
DEBENTURES		87.34	101.19
Add : Interest accrued and due		16.59	—
		103.93	101.19
FROM BANKS			
Cash Credit and other facilities		385.54	425.90
Add : Interest accrued and due		47.38	6.58
		432.92	432.48
FROM FINANCIAL INSTITUTIONS AND OTHERS		635.55	616.90
Add : Interest accrued and due		150.92	32.71
		786.47	649.61
		1323.32	1183.28
SCHEDULE '4' : UNSECURED LOANS			
DEBENTURES (Note No. : 9)		20.00	20.00
Add : Interest accrued and due		6.61	1.12
		26.61	21.12
FIXED DEPOSIT FROM			
Public		5.89	24.80
Others		3.66	4.07
		9.55	28.87
Add : Interest accrued and due		1.23	0.47
		10.78	29.34
LOANS FROM			
Banks		746.56	686.13
Financial Institutions & Others		49.78	43.80
		796.34	729.93
Add : Interest accrued and due		169.77	24.51
		966.11	754.44
		1003.50	804.90

SCHEDULES FORMING PART OF THE ACCOUNTS

SCHEDULE '5' : FIXED ASSETS

(Rs. in crores)

ASSETS	GROSS BLOCK – AT COST									DEPRECIATION				NET BLOCK	
	As on 01.04.2000	Additions Before Revaluation	Cum. Dep. As on 01.04.2000	Block Before Revaluation	Adj Due to Revaluation	Block After Revaluation	Additions	Deductions/ Transfers	**As on 30.09.01**	As on 01.04.00	For the Period	Deductions/ Transfers	**Up to 30.09.01**	**As on 30.09.01**	As on 31.03.00
Freehold Land	226.44	46.90	—	273.34	6.60	279.94	7.41	13.83	**273.52**	—	—	—	**0.00**	**273.52**	226.44
Leasehold Land	9.10	—	—	9.10	129.38	138.48	—	—	**138.48**	—	—	—	**0.00**	**138.48**	9.10
Buildings	520.89	6.03	27.16	499.76	(169.15)	330.61	35.76	66.24	**300.13**	—	16.34	0.46	**15.88**	**284.25**	493.73
Machinery	1623.35	0.95	472.93	1151.37	77.81	1229.18	23.13	4.71	**1247.60**	—	199.88	0.86	**199.02**	**1048.58**	1150.42
Machinery given on lease	10.16	—	2.59	7.57	0.54	8.11	—	—	**8.11**	—	1.26	—	**1.26**	**6.85**	7.57
Motor Vehicles	8.27	—	2.30	5.97	(1.09)	4.88	0.71	1.29	**4.30**	—	0.80	0.09	**0.71**	**3.59**	5.97
Office Machinery & Dead Stock	47.59	—	8.32	39.27	(6.62)	32.65	3.99	4.26	**32.38**	1.15	3.62	0.92	**3.85**	**28.53**	38.12
	2445.80	**53.88**	**513.30**	**1986.38**	**37.47**	**2023.85**	**71.00**	**90.33**	**2004.52**	**1.15**	**221.90**	**2.33**	**220.72**	**1783.80**	**1931.35**
Previous year	1080.32		370.29				1480.23	114.75	2445.80		167.48	23.32	514.45		
Capital Work-in-Progress (Including advances for Capital Expenditure)														**13.79**	77.60
TOTAL														**1797.59**	2008.95

Note: a) Freehold land includes Rs. 13.90 crore being the revalued amount of plot of land owned by a Society wherein the Company has right to its membership.

b) Buildings include Rs. 1.76 crores (Rs. 2.90 crores) in respect of ownership flats in Co-operative Housing Society and Rs. 2,500/- (Rs. 3,000/-) in respect of shares held in Co-operative Housing Society.

c) Additions to Machinery includes Rs. Nil (Rs. 21.33 crores) on account of exchange rate difference.

d) Gross Block includes Rs. 37.47 crores being the amount added on revaluation as at 1st April, 2000 and credited to Revaluation Reserve.

SCHEDULE '6' : INVESTMENTS (AT COST) **

(Rs. in crores)

	No. of Shares/ Debentures/ Units	**As at 30.09.2001**	As at 31.03.2000
GOVERNMENT SECURITIES (QUOTED)			
5.5% 2000, Loan (Face Value Rs. 27,300/-) (Rs. 27,300/-) (Previous Year Rs. 27,300/-)			
GOVERNMENT SECURITIES (UNQUOTED)			
National Saving Certificates (Rs.10,000/-) (Deposited with Sales tax Authorities) (Previous Year Rs. 10,000/-)			
Indira Vikas Patra (Rs.10,000/-) (Previous Year Rs.10,000/-)			
TRADE INVESTMENTS (UNQUOTED) FULLY PAID EQUITY SHARES			
Ahmedabad Cotton Merchants' Co-operative Shops and Warehouses Society Ltd. (Rs. 2,500/-) (Previous Year Rs. 2,500/-)	10		

(Rs. in crores)

	No. of Shares/ Debentures/ Units	**As at 30.09.2001**	As at 31.03.2000
Gujarat Cloth Dealers' Co-operative Shops and Warehouses Society Ltd. (Rs.1,000/-) (Previous Year Rs.1,000/-)	10		
Art Silk Co-operative Ltd. (Rs.17,600/-) (Previous Year Rs.17,600/-)	176		
Rayon Mills Commercial Corporation Ltd. (Rs. 5,000/-) (Previous Year Rs. 5,000/-)	50		
OTHER INVESTMENTS FULLY PAID DEBENTURES/ BONDS/UNITS (QUOTED)			
*Maha Krishna Valley Development Corporation Ltd. (63 13.25% Secured Non-convertible Redeemable Bonds of Rs.1,00,000/- each)	63	**0.63**	0.63
*UTI MEP - 1999	345000	**0.35**	0.35
*UTI MMF (9178255.8563 Units Purchased & 8989263.7384 units sold during the year)	188992	**0.27**	

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

	No. of Shares/ Debentures/ Units	As at 30.09.2001	As at 31.03.2000
INVESTMENT IN SUBSIDIARY COMPANIES			
(a) Fully Paid Equity Shares (Unquoted)			
Arvind Brands Ltd. (29700004 Shares pledged with ICICI Ltd.)	29700007	**148.50**	148.50
Asman Investments Ltd.	3000000	**3.00**	3.00
Omnitalk Wireless Solutions Ltd. (Rs. 1,000/-) (Previous Year Rs. 1,000/-)	100		
Syntel Telecom Ltd. (Rs. 20/-) (Previous Year Rs. 20/-)	2		
Arvind Worldwide (M) Inc., Mauritius (Shares of US $ 100 each) (49840 Shares acquired during the year against receivables)	54840	**25.12**	1.57
Arvind Worldwide Inc., Delaware (Shares without par value)	500	**1.57**	1.57
Arvind Overseas (M) Ltd., Mauritius (1847400 shares pledged with Exim Bank against loan extended to the above Company)	1847400	**33.02**	33.02
Big Mill Lauffenmuhle GmbH, Germany		**0.84**	0.84
(b) Fully Paid Debentures (Unquoted)			
Asman Investments Ltd. (5166000 0% Optionally Convertible Debentures of Rs.100/- each.)	5166000	**51.66**	51.66
Units of Unit Trust of India (Unquoted) (Rs. 34,224/-) (Previous Year Rs. 34,224/-)	2400		
TOTAL		**264.96**	241.14
Aggregate value of quoted Investments			
At cost price		**1.25**	0.98
* At market price		**1.25**	0.98
Aggregate value of unquoted Investments At cost price		**263.71**	240.16

* Listed but not quoted and cost price is taken as market value.

** Investments are held as long term investments unless otherwise stated.

(Rs. in crores)

SCHEDULE '7' : CURRENT ASSETS, LOANS AND ADVANCES

	As at 30.09.2001	As at 31.03.2000
CURRENT ASSETS		
Inventories		
Stores and Spares	**24.84**	20.35
Fuel	**8.42**	2.64
Stock in trade		
Raw Materials	**47.34**	34.41
Finished Goods	**78.44**	79.48
Work-in-Progress	**67.88**	61.88
Waste	**1.07**	1.62
	194.73	177.39
	227.99	200.38
Sundry Debtors (Unsecured)		
Outstanding for a period exceeding six months		
Considered good	**51.24**	73.54
Considered doubtful	**1.44**	1.68
Less : Provision	**1.44**	1.68
	51.24	73.54
Others (Considered good)	**158.72**	124.75
	209.96	198.29
Cash & Bank Balances		
Cash on hand	**0.42**	0.37
Cheques on hand		0.03
Bank Balances		
With Scheduled Banks		
In Current Accounts (Including Rs. 0.78 crores in unpaid dividend accounts) (Previous Year Rs. 0.79 crores)	**11.05**	18.58
In Exchange Earners Foreign Currency A/c.	**2.61**	7.72
In Cash Credit Accounts	**0.17**	0.65
In Saving Accounts (Rs. 32,055/-) (Previous Year Rs. 32,055/-)		
In Fixed Deposit Accounts (Rs. 0.23 crores lodged with banks as security for guarantee facility and (Rs. 38,848/-) lodged with Court for ESI case Previous Year Rs. 0.13 crores and Rs. 35,000/- crores respectively)	**64.91**	0.15
	78.74	27.10
	79.16	27.50
Other Current Assets		
Interest accrued	**0.71**	0.15
Other receivables	**22.33**	25.33
	23.04	25.48
LOANS & ADVANCES (Unsecured, Considered Good unless stated otherwise)		
Loans & Advances		
Other loans	**51.34**	141.73
Advances recoverable in cash or kind or for value to be received	**178.03**	159.37
	229.37	301.10
Considered doubtful	**4.62**	—
Less : Provision	**4.62**	—
	—	—
	229.37	301.10
Loans and Advances to Subsidiary Companies	**206.45**	205.66
Advance tax paid	**56.74**	73.27
	492.56	580.03
	1032.71	1031.68
Advances include due from officers	—	—
Maximum balance	—	—

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

	As at 30.09.2001	As at 31.03.2000
SCHEDULE '8' : CURRENT LIABILITIES & PROVISIONS		
Current Liabilities		
Acceptances	33.37	94.39
Sundry Creditors :		
- Due to SSI Units	2.73	4.51
- Others	302.10	237.10
Unclaimed dividends	0.78	0.80
Interest accrued but not due on loans	32.14	47.39
	371.12	384.19
Provisions		
Pension	0.94	1.08
Taxation	—	13.68
Others	4.85	3.63
	5.79	18.39
	376.91	402.58

	2000-2001	1999-2000
SCHEDULE '9' : SALES AND OPERATING INCOME		
Sales	1854.05	1183.76
Processing Income	2.85	1.31
(Income tax deducted Rs. 0.09 crores Previous Year Rs. 0.02 crores)		
Royalty	—	0.16
Know-how fee	—	30.00
Gains/(loss) on forward exchange contracts (Exports)	(0.65)	0.74
	1856.25	1215.97
SCHEDULE '10' : OTHER INCOME		
Income from investments (Gross)		
From Other Investments	1.70	0.12
(Income tax deducted Rs. Nil Previous Year Rs. 0.01 crores)		
Other Income	11.77	9.68
Rent	1.05	1.71
(Income Tax deducted Rs. 0.25 crores Previous Year Rs. 0.29 crores)		
Profit on Sale of Investments (Net)	0.28	5.47
Excess/(Short) Provision No Longer Required (Net)	6.10	11.82
	20.90	28.80
SCHEDULE '11' : EMPLOYEES' EMOLUMENTS		
Salaries, Wages, Bonus and Gratuity	114.59	71.61
Contribution to Provident Fund and Other Funds	18.02	9.47
Welfare Expenses	2.62	1.69
	135.23	82.77
Managing Directors' Remuneration (Note No. 4)	0.56	0.26
	135.79	83.03

(Rs. in crores)

	2000-2001	1999-2000
SCHEDULE '12' : OTHERS		
Power & Fuel	257.18	136.01
Stores consumed	175.78	116.51
Processing charges	61.27	22.63
Repairs :		
Building repairs	1.23	1.31
Machinery repairs	48.24	24.52
Other repairs	6.01	4.39
	55.48	30.22
Printing, Stationery and Communication	7.60	6.69
Insurance premium	5.41	6.27
Rates & Taxes	4.49	5.66
Excise duty	6.70	10.18
Rent	3.60	2.59
Commission, Brokerage and Discount	24.91	21.29
Advertisement Expenses	1.05	17.18
Freight, Insurance and Clearing Charges	40.19	32.28
Provision for doubtful debt	5.70	1.83
Bad Debts/Advances Written Off	3.60	0.82
Fixed Assets Written Off	0.20	0.41
Exchange Rate Difference	23.12	(1.12)
(Profit)/Loss on sale of fixed assets (Net)	6.34	(4.84)
Project Expenses Written Off	0.45	2.52
Directors' fees	0.01	0.01
Auditors' fees :		
As Auditors	0.28	0.19
In other capacities	0.20	0.27
Travelling and Out of Pocket Expenses	0.02	0.02
	0.50	0.48
Cost Audit Fee	0.01	0.01
Donations	0.02	0.17
Other Expenses	57.59	38.50
	741.20	446.30
SCHEDULE '13' : INTEREST AND FINANCE COSTS (NET)		
Interest		
On loans for a fixed period	346.02	195.59
Others	95.51	70.29
	441.53	265.88
Less : Interest Income		
Interest from others (Gross)	20.45	42.99
(Income tax deducted Rs. 0.16 crores Previous Year Rs. 0.15 crores)		
Net Interest Expenses	421.08	222.89
Lease Rent & Expenses	41.93	25.30
Other Finance Cost	16.83	16.14
	479.84	264.33
SCHEDULE '14' : DECREASE/(INCREASE) IN STOCK		
Finished goods, Work-in-progress and Waste		
Closing Stocks	147.39	142.98
Opening Stocks	142.98	151.90
Add : Transfer from CWIP on Commissioning of Projects (Including Finished Packed Stock of Rs.Nil Previous Year Rs.14.14 crores)	—	31.65
	142.98	183.55
Decrease/(Increase) in Stock	(4.41)	40.57

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

	2000-2001	1999-2000
SCHEDULE '15' : EXTRA-ORDINARY ITEMS (Net Income)		
Indemnity Charges		(6.29)
Licence Fee Received	—	25.00
Profit on Sale of Undertakings		25.53
	—	44.24

SCHEDULE '16' :

NOTES FORMING PART OF THE ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accrual method of accounting and historical cost convention. The accounts are prepared in accordance with accounting principles generally accepted in India.

(a) SALES AND OPERATING INCOME

Sales and operating income includes sale of products, by-products and waste, income from services and foreign exchange differences. Export sales have been accounted on shipment basis. Export incentives have been accounted for on accrual basis.

(b) VALUATION OF INVENTORY

(i) The stock of Work-in-progress and finished goods of the fabric business has been valued at the lower of cost and net realisable value. The cost has been measured on the standard cost basis and includes cost of materials and cost of conversion.

(ii) All other inventories of stores, consumables, raw materials (Electronics Division) are valued at cost. The stock of waste is valued at market price. The other raw materials, finished goods and stock at branches are valued at lower of cost and market value. Cost is measured on actual average for the whole year. Excise duty wherever applicable is provided on finished goods stock lying within the factory and bonded warehouse at the end of the year.

(c) FIXED ASSETS & DEPRECIATION

i. The Fixed Assets of the company are revalued as on 1st April, 2000. Consequently the block is stated at the revalued cost.

ii. Depreciation on Revalued Fixed Assets is calculated on the residual life of the assets or as per rates specified in the Schedule XIV to the Companies Act, 1956 whichever is higher.

iii. Additions to fixed assets after 1st April, 2000 have been stated at cost net of modvat/cenvat.

iv. Depreciation on additions to Fixed Assets after 1st April, 2000 has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation.

(d) INVESTMENTS

Long Term investments are stated at cost. Current investments are stated at lower of cost and net realisable value.

(e) FOREIGN CURRENCY TRANSACTIONS

i. Balance in foreign currency loans at the year end have been restated at the rate prevailing at the year end or at the rates at which forward cover has been booked whichever is applicable. The difference arising as a result has been accounted as per the Accounting Standard 11 on "Accounting for the Effects of Changes in Foreign Exchange Rates" issued by The Institute of Chartered Accountants of India.

ii. All the export proceeds not realised at the year-end are restated at the rate at which the forward cover has been booked or at the rate prevailing at the year-end whichever is applicable. The exchange difference arising therefrom has been recognised as income/expense in the current year's profit and loss account.

iii. The balance in the Foreign Currency Bank Accounts at the year-end is converted into Indian Rupees at the rate prevailing on that date. The exchange difference arising therefrom has been recognised as income/expense in the current year's profit and loss account.

iv. Investments in the shares of foreign subsidiary companies are expressed in Indian Rupees at the rate of exchange prevailing on the date of investment.

v. In respect of forward contracts, the difference between the forward rate and the exchange rate on the date of transaction has been recognised as income or expense as the case may be, over the life of contract.

vi. Expenses of overseas offices are translated and accounted at the monthly average rate.

(f) RETIREMENT BENEFITS

The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid to a Trust created for the purpose on due date. In respect of Provident Fund and the Superannuation Fund, the contribution is paid regularly to the trusts and is charged to revenue. The liability for the Company pension scheme is provided as per the actuarial valuation without funding. The contribution under Pension Scheme for the eligible employees is paid to government and is charged to revenue. Provision for leave liability has been made as per the actuarial valuation.

(g) LEASE RENTAL

Lease rental payable on assets taken on lease have been treated as finance cost to be amortised over useful life of the assets.

(h) RESEARCH AND DEVELOPMENT

Revenue expenditure on research and development is charged against the profit of the year in which it is incurred. Capital expenditure on research and development is shown as an addition to fixed assets.

(i) CAPITAL ISSUE EXPENSES

Expenses on issue of Shares, Debentures and GDRs are being adjusted against Share Premium Account as permitted by Section 78 of the Companies Act.

2. The Company has, based on a valuation made by approved valuers, revalued the Fixed Assets as at 1.4.2000. The resultant appreciation aggregating to Rs. 37.47 crores has been added to the Gross Block and credited to Revaluation Reserve.

Had the revaluation not been carried out the depreciation for the period would have been higher by Rs. 47.17 crores and the loss for the period would have been higher by the same extent.

3. In view of adequate Balance in Debenture Redemption Reserves, no amount has been transferred from Profit & Loss Account.

4. MANAGING DIRECTORS' REMUNERATION :

(Rs. in crores)

Particulars	2000-2001	1999-2000
Salaries	0.20	0.13
Contribution to :		
Provident Fund	0.02	0.01
Superannuation Fund	0.03	0.02
Provision for Gratuity (Rs. 21,413/-) (Previous Year – Nil)		
Perquisites	0.14	0.09
Medical Expenses	0.17	0.01
	0.56	0.26
Estimated monetary value of perquisites on account of equipments	0.02	0.01
TOTAL	0.58	0.27

5. CONTINGENT LIABILITIES

(a) Bills discounted Rs.126.32 crores (Rs. 163.07 crores).

(b) Guarantees given by the Banks on behalf of the Company Rs.21.31 crores (Rs.17.89 crores).

(c) Guarantees given by the Company on behalf of the subsidiary companies Rs. 64.07 crores (Rs.38.57 crores).

(d) Guarantees given by the Company on behalf of other companies Rs. 3.60 crores (Rs. 3.60 crores).

(e) Income tax demands and Excise demands in dispute Rs. 28.21 crores (Rs.106.12 crores) and Rs. 5.28 crores (Rs. 0.60 crores) respectively.

(f) Dividend on redeemable cumulative non convertible preference shares calculated upto respective dates of redemption Rs. 20.92 crores (Rs. 9.22 crores)

6. The estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 5.46 crores (Rs. 6.23 crores).

7. Preference Shares :

(i) 30,00,000 6% Redeemable Cumulative Non-convertible Preference shares (Previous year 30,00,000 Preference shares) of Rs.100/- each, redeemable in twenty four instalments starting from 30.06.2004 to 31.03.2010. (Issued in accordance with the Restructuring Term Sheet of the Company).

Out of the above :

10,00,000 6% Preference shares have been issued on 1.1.2001 for the purpose of redeeming earlier issue of 10,00,000 Preference shares.

Terms of Redemption

(Rs. in crores)

Period	Quarterly Instalments
30.06.2004 to 31.03.2005	0.125
30.06.2005 to 31.03.2006	0.250
30.06.2006 to 31.03.2007	0.375
30.06.2007 to 31.03.2009	0.500
30.06.2009 to 31.03.2010	0.750

20,00,000 6% Preference Shares have been issued on 30.03.2001 for the purpose of redeeming earlier issue of 20,00,000 14.25% Preference Shares.

Terms of Redemption

(Rs. in crores)

Period	Quarterly Instalments
30.06.2004 to 31.03.2005	0.25
30.06.2005 to 31.03.2006	0.50
30.06.2006 to 31.03.2007	0.75
30.06.2007 to 31.03.2009	1.00
30.06.2009 to 31.03.2010	1.50

(ii) 38,50,000 13.50% Redeemable Cumulative Non-convertible Preference shares (Previous year 38,50,000 Preference shares) of Rs.100/- each. Out of which 8,50,000 Preference shares, redeemable at par on 5/04/2001 are yet to be redeemed and 30,00,000 Preference shares are redeemable in three annual instalments on 22/12/2001, 22/12/2002 and 22/12/2003.

(iii) 50,000 12% Redeemable Cumulative Non-convertible Preference shares (Previous year 50,000 Preference shares) of Rs.100/- each, redeemable at par on 5/04/2001, are yet to be redeemed.

(iv) 50,000 11.50% Redeemable Cumulative Non-convertible Preference shares (Previous year 50,000 Preference shares) of Rs.100/- each, redeemable at par on 5/04/2001, are yet to be redeemed.

8. **NOTES ON SECURED LOANS :**

(A) DEBENTURES:

i) The break up of the debentures and relevant details thereof are as under:

(Rs. in crores)

Series	No. of Debentures	Rate of Interest	Amount of Issue	Balance as on 30/9/01	Balance as on 31/3/00
J	**Secured Partly Convertible Debentures (Non-convertible part of Rs.35/- each)** 50,40,466	12.5%	26.18	**5.55**	8.23
	Secured, Redeemable, Non-convertible Debentures of Rs. 1000 each.				
A	Regular Income Debentures. 6,98,993	17.5% Cumulative	72.75	**69.90**	70.40
B	Triple Plus Debentures. 1,18,934		27.25	**11.89**	22.56
	TOTAL			**87.34**	101.19

ii) The terms of redemption/conversion are as under:

Series J: The Non-convertible part of Rs. 35/- each of Debenture was redeemable in three instalments of Rs.1 Rs. 12/- and Rs.11/- on 4th June,1998 & 4th June, 1999 and 4 June, 2000 respectively. First and Second instalments Rs.12/- each have been paid on 4th June, 1998 and 4th June 1999 respectively. Third and final instalment of Rs.11/- each has been paid on 4th June, 2000 on 2438846 debentures and balance is yet to be paid.

Series A: Regular Income Debentures: Redeemable at par on 12th October, 2001.

Series B: Triple Plus Debentures : Redeemable along with accumulated interest, at Rs. 3250/- on 12th October, 2003.

The Company may at any time and from time to time, purchase the Regular Income Debentures and Triple Plus Debentures at discount, at par or at premium in the open market or otherwise. Such debenture(s) may at the option of the Company, be cancelled, held or resold at such a price and on such terms and conditions as the Company may deem fit and as permitted by law.

In series A&B, 128386 Regular Income Debentures have been repurchased up till now, out of which 1,00,000 Debentures were re-issued up till now as per the terms of issue. 153687 Triple-Plus Debentures have been repurchased so far and kept alive for the purpose of reissue.

iii) SECURITY:

The Debentures of Series J, A & B , are secured by Legal Mortgage on the fixed assets and movables of the Naroda Road Unit and are further secured by hypothecation of the movables of the Khatrej unit and joint equitable mortgage by deposit of title deeds of the whole of the immovable properties pertaining to Khatrej and Santej units. Such mortgage and charge is subsequent, subservient and subordinate to all other charges created on the said assets.

(B) LOANS FROM BANKS :

Out of Loans of Rs.385.54 crores,

(i) Loans of Rs.85.00 crores are secured by first pari passu charge by way of hypothecation of all movable properties of the Company at Naroda Road, Khatrej and Santej Units and is additionally secured by first mortgage and charge on all the immovable properties of Naroda Road, Khatrej and Santej Units.

(ii) Facility of Rs.1.40 crores is secured by joint equitable mortgage by deposit of title deeds of the Company's immovable properties and by way of hypothecation of movable properties of textile unit at Asoka Cotsyn.

(iii) Balance of loans and other facilities amounting to Rs.299.14 crores are secured by first charge by way of hypothecation ranking pari passu of whole of Company's current assets, both present and future. Some loans are secured by second charge on fixed assets of Company's units and some are further secured by pledge of certain investments and some are further secured by mortgage of certain immovable properties of the company and some are

SCHEDULES FORMING PART OF THE ACCOUNTS

further secured by mortgage of office premises at Mumbai by Hasita Leasing and Finance Pvt. Ltd.

(C) **LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS :**

Out of Loans of Rs. 635.55 crores,

(i) Term Loans of Rs. 104.97 crores are secured by first pari passu charge by way of hypothecation of all the movable properties of textile units of the Company at Naroda Road and Khatrej, out of which (a) loans of Rs. 93.58 crores are additionally secured by joint equitable mortgage by deposit of title deeds of the Company's immovable properties at Textile Units at Naroda Road, Khatrej and Santej (b) loan of Rs. 2.48 crores is additionally secured by first pari passu pledge of Equity shares amounting to 100% equity capital of Arvind Overseas (M) Ltd. (A subsidiary of the Company)

(ii) Loans of Rs. 393.70 crores are secured by pari passu charge by way of hypothecation of movable properties and by way of legal mortgage of the Company's immovable properties of textile units at Naroda Road, Khatrej and Santej.

(iii) Loan of Rs. 60.00 crores is secured by mortgage and charge on all the immovable properties of Asoka Spintex Division of the Company and on the movables of the Company of its Asoka Spintex Division at Naroda and certain other movable properties of the Company. It is also secured by first pari passu pledge of 16% shareholding in Arvind Products Ltd. (A subsidiary of the Company) by Asman Investments Ltd. (A subsidiary of the Company) and by first pari passu pledge of 0.45% shareholding in the Company by its promoters.

(iv) Loan of Rs. 1.63 crores is secured by joint equitable mortgage by deposit of title deeds of the Company's immovable properties and by way of hypothecation of movable properties of textile unit at Asoka Cotsyn.

(v) Rupee loan of Rs. 50.00 crores is secured by first charge by way of hypothecation ranking pari passu of whole of Company's current assets, both present and future, subject to consents from existing charge holders and additionally secured by first pari passu pledge of Equity shares amounting to 100% equity capital of Arvind Overseas (M) Ltd. (A subsidiary of the Company).

(vi) Rupee loan of Rs. 20.00 crores has been secured by way of hypothecation of movable properties and by mortgage by deposit of title deeds of the immovable properties of the Company at Pune and Mumbai and of the subsidiary company at Banglore.

(vii) The balance loan of Rs. 5.25 crores is secured by (a) exclusive first charge by way of hypothecation of all the assets acquired under this loan and (b) hypothecation of all the movables and equitable mortgage by deposit of title deeds of the whole of the immovable properties of Naroda Road, Khatrej and Santej Units.

9. **NOTES ON UNSECURED LOANS**

(a) Unsecured Debentures:

(i) 10,00,000 Redeemable Debentures of Rs. 100/- each aggregating to Rs.10 crore (previous year Rs. 10 crores) redeemable at par on 16/06/1999 are yet to be redeemed.

(ii) 1000 Redeemable Debentures of Rs. 1,00,000/- each aggregating to Rs.10 crores (previous year Rs. 10 crores) are redeemable at par on 17/12/2001.

(b) Unsecured Loans:

The unsecured loans of Rs. 796.34 crores are from banks, financial institutions and other bodies.

The major portion of unsecured loans is Floating Rate Notes (USD 125 Million) of Rs. 574.17 crores. The bullet repayment of principal is due on 18th June, 2004. However due to default in payment of interest the lenders have exercised the call option on 25th May, 2000 and the FRN's have become due and payable.

10. No provision is necessary for Income tax including under provision of section 115JB of the act in the accounts for the year as there would be no taxable income under the provisions of the Income-tax Act, 1961.

11. Sundry creditors include Rs. 1.38 crores (Rs. 2.30 crores) on account of book overdraft.

12. There is a Gain of Rs. 0.12 crore (Rs. 0.04 crore) on account of exchange difference on outstanding forward exchange contracts, which is to be recognised in the Accounts of subsequent years.

13. Current Assets includes Rs.177.56 crores (Rs. 225.20 crores) due from subsidiary companies, Current Liabilities includes Rs.42.33 crore (Rs.57.43 crores) and unsecured loans includes Rs Nil (Rs. 0.12 crores) due to subsidiary companies.

14. Export incentive includes Rs. Nil (Rs. 0.52 crore) of premium on REP license.

15. Future rental obligations in respect of Plant & Machinery taken on lease is Rs. 523.17 crores. (Rs. 624.44 crores). Lease rentals payable within one year Rs. 96.10 crores. (Rs. 52.92 crores).

16. Tata Finance Limited has filed a winding up petition against the Company before the High Court of Gujarat under Section 433, 434 & 439 of the Companies Act, 1956. In the said petition, they have alleged that the Company has neglected to pay to them an amount of Rs. 2.08 crores outstanding towards bills discounting facilities availed by the Company.

As informed to us, the matter is pending for hearing. The Company has been advised that in view of the Company being declared as a relief undertaking under Bombay Relief Undertaking Act, the winding up petition will be stayed. Company has filed necessary legal submissions.

17. Small Scale undertakings have been identified by the Company on the basis of information provided to it by its suppliers. The names of such undertakings to whom dues in excess of Rs.1 Lac are outstanding for more than 30 days as at 30th September, 2001 are as under:

B. Trikamlal & Co., Bhagat Engineering Works, Bhavik Industries, Climax Marketing Pvt. Ltd., Chamunda Fabrication, Chipco Bonding System, GK Industries, Geekay Corporation, Gemini Polyplast Ind., Gita Ind., Gujarat Rubber Ind., Shree Laxmi Eng. & Moulding, Nirmal Tubes & Containers, R-Tex Enterprise, System Engineers, Sun Industries, Khodiyar Industries.

18. Out of Rs. 62.08 crores on account of restatement of Foreign Currency Loans as on 30th September, 2001, an amount of Rs. 37.47 crores has been adjusted against the balance in Revaluation Reserve Account and the balance amount of Rs. 24.61 crores has been debited to Profit & Loss Account as per Accounting Standard 11 - "Accounting for the Effect of Changes in Foreign Exchange Rates" issued by The Institute of Chartered Accountants of India.

19. Owing to financial difficulties, the Company has not been able to meet its debt service obligation to its lenders as per the contracted terms. As on 30th September, 2001 the amount of Rs.1247.59 crores towards principle is overdue. The Company is of the opinion that there is need to reduce and reschedule its debt. Hence the Company decided to seek a debt restructuring in a comprehensive manner, which shall resolve the present overdue position.

Accordingly, the Company has proposed the Scheme of Arrangement with its lenders u/s 391 of the Companies Act, 1956 for restructuring its debt. The Company had convened the meetings of different classes of creditors as per the direction of the High Court of Gujarat, so as to approve the same. More than 75% of the lenders in value and 51% in number in each class of creditors have approved the Scheme of Arrangement, which is presently pending with the High Court of Gujarat for sanction.

The proposed Scheme of Arrangement envisages substantial relief and concessions in the form of reduction of rate of interest with retrospective cut-off date, reduction in the principle amount of liability, waiver of accrued interest etc. Once the High Court of Gujarat sanctions the Scheme of Arrangement, the debt of the individual lenders will stand restructured as per the terms of Scheme of Arrangement.

Pending the sanction of the High Court of Gujarat to the Scheme of Arrangement, the Company has continued to provide the interest in the Profit & Loss Account on its borrowings as well as continued to state the liability with respect to such borrowings in the Balance Sheet as per the existing arrangements only. However, these balances are subject to confirmations of the lenders. The effect of relief and concessions to be available to the Company in terms of Scheme of Arrangement shall be given in the books of account after High Court of Gujarat sanctions the Scheme of Arrangement.

SCHEDULES FORMING PART OF THE ACCOUNTS

20. BREAK-UP OF SALES :

Class of Goods	Unit of Quantity	2000-2001 Quantity In crores	2000-2001 Amount Rs. In crores	1999-2000 Quantity In crores	1999-2000 Amount Rs. In crores
(A) Textile :					
Cloth	Metres	17.04	1493.20	10.56	833.76
Knit Fabric	Kgs	0.15	42.26	0.08	21.66
Yarn	Kgs	1.55	168.80	1.07	119.11
			1704.26		974.53
(B) Electronics :					
EPABX/RAX	Lines	0.01	6.73	0.01	5.21
FCBC/PBT	Nos.	(2470)	0.45	(2106)	0.33
Trunk Radio	Nos.	(3772)	8.31	(1217)	1.18
			15.49		6.72
(C) Garments :					
Garments	Nos.	0.29	73.15	0.57	159.17
(D) Utility :					
Utility		-	25.96		17.39
(E) I T Services :					
I T Services			0.83		0.63
(F) Misc. Sales :			34.36		25.32
TOTAL SALES			1854.05		1183.76

21. BREAK-UP OF RAW MATERIALS CONSUMED :

Item	Unit of Quantity	2000-2001 Quantity In crores	2000-2001 Amount Rs. In crores	1999-2000 Quantity In crores	1999-2000 Amount Rs. In crores
Cotton	Kgs	9.81	523.16	4.49	226.11
Fibre	Kgs	0.15	9.74	0.14	8.61
Yarn	Kgs	1.94	229.57	2.16	211.64
Warper Beams	Metres	5.67	11.80	15.39	41.17
Sizing Set	Metres	(1609)	(46667)	0.01	0.31
Grey Cloth	Metres	0.12	5.91	0.06	3.18
Others			14.51		27.74
			794.69		518.76

22. BREAK-UP OF PURCHASES OF FINISHED GOODS :

Item	Unit of Quantity	2000-2001 Quantity In crores	2000-2001 Amount Rs. In crores	1999-2000 Quantity In crores	1999-2000 Amount Rs. In crores
Textiles :					
Cloth	Metres	0.02	1.75	0.28	24.08
Knit Fabrics	Kgs	(222)	0.01	(45924)	0.62
			1.76		24.70
Electronics :			-		
FCBC/PBT	Nos.	(2470)	0.46	(2014)	0.31
Trunk Radio	Nos.	(2581)	4.64	(1378)	1.64
			5.10		1.95
Garments :					
Garments	Nos.	(44466)	0.76	0.08	15.65
TOTAL			7.62		42.30

SCHEDULES FORMING PART OF THE ACCOUNTS

23. BREAK-UP OF FINISHED GOODS STOCK :

Item	Unit of Quantity	2000-2001 Quantity In crores	2000-2001 Amount Rs. In crores	1999-2000 Quantity In crores	1999-2000 Amount Rs. In crores
Opening Stocks :					
Textiles					
Cloth	Metres	0.83	69.59	1.03	71.26
Cloth at Retail Shop	Metres	0.01	0.77	0.01	1.54
Knits Fabric	Kgs	(47903)	2.13	—	—
Yarn	Kgs	0.01	1.69	0.02	2.21
			74.18		75.01
Electronics :					
FCBC/PBT	Nos.	(635)	0.22	(727)	0.23
EPABX/RAX	Lines	(1239)	0.10	(1447)	0.14
Trunk Radio	Nos.	(3214)	2.62	—	—
			2.94		0.37
Garments :					
Garments	Nos.	0.01	2.36	0.12	23.64
TOTAL			79.48		99.02
Transfer from CWIP on Commissioning of Projects					
Textiles					
Cloth	Metres	—	—	0.09	8.85
Cloth	Kgs	—	—	0.01	2.28
			—		11.13
Electronics :					
Trunk Radio	Nos.	—	—	(3076)	2.43
			—		2.43
Garments :					
Garments	Nos.	—	—	(41196)	0.58
			—		14.14
TOTAL			79.48		113.16

24. BREAK-UP OF FINISHED GOODS STOCK :

Item	Unit of Quantity	2000-2001 Quantity In crores	2000-2001 Amount Rs. In crores	1999-2000 Quantity In crores	1999-2000 Amount Rs. In crores
Closing Stocks :					
Textiles					
Cloth	Metres	0.67	58.99	0.83	69.59
Cloth at Retail Shop	Metres	—	—	0.01	0.77
Knit Fabrics	Kgs	0.01	1.37	(47903)	2.13
Yarn	Kgs	0.07	8.42	0.01	1.69
			68.78		74.18
Electronics :					
FCBC/PBT	Nos.	(635)	0.27	(635)	0.22
EPABX/ RAX	Lines	(241)	0.05	(1239)	0.10
Trunk Radio	Nos.	(2023)	3.01	(3214)	2.62
			3.33		2.94
Garments :					
Garments	Nos.	0.04	6.33	0.01	2.36
TOTAL			78.44		79.48

SCHEDULES FORMING PART OF THE ACCOUNTS

25. ACTUAL PRODUCTION :

Class of Goods	Unit of Quantity In crores	2000-2001	1999-2000
Cloth *	Metres	16.85	10.02
Cloth **	Kgs	0.15	0.08
Yarn ***	Kgs	1.60	1.06
EPABX	Lines	0.01	0.01
Garments ****	Nos.	0.31	0.38

* Net of internal consumption of 0.91 crore metres

** Net of internal consumption of 0.10 crore Kgs

*** Net of internal consumption of 0.87 crore of kgs.

**** Converted on job work basis by outsiders.

Note : Quantity of cloth shown in opening stock, production & closing stock is packed cloth only and does not include loose finished cloth lying in folding/ stamping department.

26. LICENSED CAPACITY & INSTALLED CAPACITY
(As per management certificate)

Particulars	Licensed capacity 2000-2001	Licensed capacity 1999-2000	Installed capacity 2000-2001	Installed capacity 1999-2000
Spindles	222608	222608	116528	119516
Rotors	2784	2784	8688	9656
Stiching Machines	—	—	296	296
Knitting Machines	—	—	62	62
Looms	3878	3878	877	876
EPABX/RAX System Lines	NA	NA	200000	200000

(Rs. in crores)

27. C.I.F VALUE OF IMPORTS :

	2000-2001	1999-2000
Capital goods	2.11	18.84
Dyes & Chemicals, Stores and Spare Parts	53.55	24.84
Raw Materials	188.22	78.19

(Rs. in crores)

28. EXPENDITURE IN FOREIGN CURRENCY

	2000-2001	1999-2000
(a) Commission	15.57	10.78
(b) Professional Consultation Fees	3.07	5.34
(c) Other Matters	5.28	10.91
TOTAL	23.92	27.03

29. CONSUMPTION OF IMPORTED RAW MATERIALS AND SPARES :

(Rs. in crores)

	2000-2001 Raw materials	2000-2001 Spares	1999-2000 Raw materials	1999-2000 Spares
Imported	133.77	15.40	67.45	13.63
	16.83%	31.92%	13.00%	55.58%
Indigenous	660.92	32.84	451.31	10.89
	83.17%	68.08%	87.00%	44.42%
TOTAL	794.69	48.24	518.76	24.52
	100%	100%	100%	100%

30. REMITTANCES IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDENDS :

	2000-2001	1999-2000
(a) Year to which the dividend relates	1999-2000	1998-1999
(b) Number of non-resident shareholders to whom remittances were made	Nil	Nil
(c) Number of shares on which remittances were made	Nil	Nil
(d) Amounts remitted (Rs. in crores)	Nil	Nil

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

		2000-2001	1999-2000
31.	Earning in foreign exchange (Export of goods on FOB basis)	887.44	488.71

32. Figures less than 50,000, which are required to be shown separately, have been shown as actual in brackets.

33. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

34. Current Year's figures are for a period of 18 months ended on 30th September, 2001 and hence are not strictly comparable with those of the previous year which are for a period of 12 months.

Signatures to Schedules 1 to 16

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants
N.D. ANKLESARIA
Partner
Ahmedabad, 11th February, 2002

ARVIND N. LALBHAI Chairman & Managing Director

NAISHADH I. PARIKH Director

SONALI N. NARASIMHAN Assistant Secretary

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1. Registration Details :

Registration No.	93
State Code	04
Balance Sheet Date	30th September, 2001

2. Capital Raised During the Period :

	(Rs. in crores)
Public Issue	—
Rights Issue	—
Bonus Issue	—
Private Placement	—
Preference Share Capital	—

3. Position of Mobilisation and Deployment of Funds :

	(Rs. in crores)
Total Liabilities	3316.65
Total Assets	3316.65
Sources of Funds :	
Paid up Capital	
– Equity	100.55
– Preference	69.50
Reseves & Surplus	221.48
Secured Loans	1323.32
Unsecured Loans	1003.50
Application of Funds :	
Net Fixed Assets	1797.59
Investments	264.96
Net Current Assets	655.80

4. Performance of Company :

	(Rs. in crores)
Turnover	1856.25
Total Expenditure	2376.63
Profit/(Loss) before tax	(499.48)
Profit/(Loss) after tax	(499.48)
Earning per Share (Rs.)	(51.76)
Dividend Rate	—

5. Generic Names of Principal Products, Services of the Company :

Item Code (ITC Code)	520942.00
Product Description	Denim
Item Code (ITC Code)	520832.00
Product Description	Dyed Poplin/ Shirting
Item Code (ITC Code)	520524.00
Product Description	Cotton Yarn

ARVIND N. LALBHAI Chairman & Managing Director

NAISHADH I. PARIKH Director

SONALI N. NARASIMHAN Assistant Secretary

CASH FLOW STATEMENT FOR THE PERIOD ENDED ON 30TH SEPTEMBER, 2001

			Period 1.4.2000 to 30.9.2001 (Rs. in crores)		Year 1.4.1999 to 31.3.2000 (Rs. in crores)
A.	**CASH FLOW FROM OPERATING ACTIVITIES :**				
	Net Profit/(Loss) before extraordinary items		(499.48)		(315.67)
	Adjustments for :				
	Depreciation	221.90		165.15	
	Interest Income	(22.15)		(43.11)	
	Interest Expenses	441.53		265.88	
	Exchange Rate Difference	23.12		(1.12)	
	Bad Debts/Advances Written Off	3.60		0.82	
	Fixed Assets Written Off	0.20		0.42	
	Provision for Doubtful Debts	5.70		1.83	
	Sundry Debits Written Off	14.06		0.42	
	Project Expenses Written Off	0.45		2.52	
	Loss/(Profit) on Sale of Investments	(0.28)		(5.47)	
	Loss/(Profit)on Sale of Fixed Assets	6.34	694.47	(4.84)	382.50
	Operating Profit before Working Capital Changes		194.99		66.83
	Working Capital Changes :				
	Changes in Inventories	(27.61)		56.64	
	Changes in Trade Receivables	(14.72)		117.81	
	Changes in Other Receivables	2.36		19.79	
	Changes in Current Liabilities	(10.52)		(27.46)	
	Net Changes in Working Capital		(50.49)		166.78
	Extra-Ordinary Items		—		44.24
	Cash Flow after Extra Ordinary Items		(50.49)		211.02
	Net Cash from Operating Activities		144.50		277.85
B.	**CASH FLOW FROM INVESTING ACTIVITIES :**				
	Purchase of Fixed Assets	(61.52)		(47.04)	
	Sale of Fixed Assets	81.46		88.14	
	Change in Investments	(23.54)		(143.05)	
	Change in Loans and Advances	69.39		21.19	
	Interest Income	21.59		50.38	
	Net Cash Flow from Investing Activities		87.38		(30.38)
C.	**CASH FLOW FROM FINANCING ACTIVITIES :**				
	Issue of Preference Share Capital	—		10.00	
	Redemption of Preference Share Capital	—		(10.00)	
	Change in Borrowings	(50.55)		(34.25)	
	Interest paid	(129.67)		(211.32)	
	Dividends paid (Incl. Tax on Dividend)	—		(0.41)	
	Net Cash Flow from Financing Activities		(180.22)		(245.98)
	Net Increase/(Decrease) in Cash & Cash Equivalents		51.66		1.49
	Cash & Cash Equivalent at the beginning of the Period		27.50		26.01
	Cash and Cash Equivalent at the end of the Period		79.16		27.50

Note :

1) Previous Years figures are regrouped or recast wherever necessary.

ARVIND N. LALBHAI — Chairman & Managing Director

NAISHADH I. PARIKH — Director

SONALI N. NARASIMHAN — Assistant Secretary

AUDITOR'S REPORT

To,
The Board of Directors
The Arvind Mills Limited
Ahmedabad

We have examined the above Cash Flow Statement of The Arvind Mills Limited for the period ended on 30th September, 2001. The Statement has been prepared by the Company in accordance with the requirement of Clause 32 of Listing Agreement with the Stock Exchanges and is based on and in agreement with the corresponding Profit & Loss Account and Balance Sheet of the Company covered by our report of 11th February, 2002 to the members of the Company.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner
Ahmedabad, 11th February, 2002

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

Name of the Subsidiary Company	Arvind Products Limited	Arvind Brands Limited	Arvind Clothing Limited	Arvind Fashions Limited	Asman Investments Limited	Lifestyle Fabrics Limited	Omnitalk Wireless Solutions Ltd.	Syntel Telecom Limited	Arvind Worldwide Inc., U.S.A.	Arvind Worldwide (M) Inc., Mauritius	Arvind Overseas (M) Limited Mauritius	Big Mill Lauffenmuhle GmbH Germany
The Financial Year of Subsidiary ended on :	30.09.2001	31.03.2001	31.03.2001	31.03.2001	30.09.2001	31.03.2001	31.03.2001	31.03.2001	31.03.2001	31.03.2001	31.03.2001	31.03.2001
Number of Equity Shares held by the Company on the above dates :	4,05,82,035 Shares of Rs. 10/- each fully paid up are held by Asman Investments Ltd.	3,00,00,007 Shares of Rs. 10/- each fully paid up are held by the Company and its subsidiary	1,03,50,000 Shares of Rs. 10/- each fully paid up are held by Arvind Brands Ltd.	80,00,000 Shares of Rs. 10/- each fully paid up are held by Arvind Brands Ltd.	30,00,000 Shares of Rs. 10/- each fully paid up	39,49,100 Shares of Rs. 10/- each fully paid up are held by Asman Investment Ltd.	100 Shares of Rs. 10/- each fully paid up	2 Shares of Rs. 10/- each fully paid up	500 Shares (Without par value)	5,000 Shares of US$ 100/- each fully paid up	18,47,400 Shares of M Rs. 100/- each fully paid up	— (Scriptless Securities DM 5,00,000) held by the Company and its subsidiary
Extent of holding	50.13% of equity by Asman Investments Ltd.	100%	100% of equity by Arvind Brands Ltd.	100% of equity by Arvind Brands Ltd.	100%	71.80% of equity by Asman Investments Ltd.	100%	100%	100%	100%	100%	100%
The net aggregate of Profit/(Losses) of the Subsidiary so far as they concern the members of the Company and which are not dealt with the accounts of the Company for the year ended of the respective subsidiaries												
(i) For the Financial Year of the Subsidiary	Rs. (4425.84) lacs	Rs. (4285.26) lacs	Rs. 167.88 lacs	Rs. 351.14 lacs	Rs. (5441.31) lacs	Rs. (44.13) lacs	Rs. (0.06) lac	Rs. (0.10) lac	US$ 0.32 lac	US$ (57.35) lacs	M Rs.(16.74) lacs	DM 0.01 lac
(ii) For the previous Financial Years of the Subsidiary	Rs.1836.04 lacs	Rs. (514.15) lacs	Rs. 170.98 lacs	Rs. 411.67 lacs	Rs. (2559.23) lacs	Rs. (386.33) lacs	Rs. (0.21) lac	Rs. (88.12) lacs	US$ (0.84) lac	US$ (57.88) lacs	M Rs.(1775.24) lacs	DM (10.75) lacs
The net aggregate of Profit/(Losses) of the Subsidiary so far as they concern the members of the Company and which are dealt with the accounts of the Company for the year ended 31st March, 2001												
(i) For the Financial Year of the Subsidiary	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	US$ Nil	US$ Nil	M Rs. Nil	Rs. Nil
(ii) For the previous Financial Years of the Subsidiary	Rs. Nil	Rs. Nil	Rs. 258.75 lacs	Rs. 600.00 lacs	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	US$ 1.00 lac	US$ 0.50 lacs	M Rs. Nil	Rs. Nil

ARVIND N. LALBHAI — Chairman & Managing Director
NAISHADH I. PARIKH — Director
SONALI N. NARASIMHAN — Assistant Secretary

Ahmedabad, 11th February, 2002

DIRECTORS' REPORT

To the Members,

Your Directors present the Annual Report alongwith the Audited Financial Statements for the period from 1st April, 2000 to 30th September, 2001.

FINANCIAL RESULTS :

The highlights of the financial results are :

(Rs. in lacs)

	2000-2001 (18 months)	1999-2000
Turnover and other income	**54136.87**	44659.55
Profit/(Loss) before depreciation, interest, taxation and Extraordinary items	**5484.14**	6759.84
Less : Interest & Finance Cost (Net)	**8045.61**	4801.09
Less : Depreciation	**6859.74**	4360.97
Profit/(Loss) before tax and extraordinary items	**(9421.21)**	(2402.22)
Less : Extraordinary Items – Income (Expenses)	**592.48**	(347.69)
Less : Taxation	—	—
Profit/(Loss) for the year	**(8828.73)**	(2749.91)
Less : Short provision for income-tax in earlier years	—	0.09
Add : Deficit of post amalgamated period	—	(8.81)
Add : Transferred from Amalgamation Reserve	**5574.25**	—
Add : Transferred from General Reserve	**1418.44**	—
Add : Balance as per last year's Balance Sheet	**1836.04**	(7.13)
Add : Balance of Profit & Loss Account of amalgamated companies	—	4601.98
Balance carried to Balance Sheet	—	1836.04

The Company's financial year has been extended by a period of 6 months i.e. upto 30th September, 2001. Accordingly, the financial year 2000-2001 comprises of a period of 18 months from 1st April, 2000 to 30th September, 2001. Hence the figures of the financial year under review are not comparable with those of previous year.

DIVIDENDS :

In view of the losses incurred during the year, your Directors have not recommend any dividend on equity and preference shares for the year.

OPERATIONS :

Sales and Operating Income for the 18 months period ended 30th September, 2001 were Rs. 53880 lacs as compared to Rs. 44399 lacs for the 12 months ending on 31st March, 2000. Operating Profit (EBIDTA) for the period ended 30th September, 2001 is Rs. 5227 lacs compared to Rs. 6499 lacs in the year ended 31st March, 2000.

The net loss increased to Rs. 8829 lacs for the period ended 30th September, 2001 as compared to net loss of Rs. 2750 lacs in the year ended 31st March, 2000. Interest & Finance Charges were Rs. 8045 lacs and Depreciation was Rs. 6860 lacs for the period ended 30th September, 2001. The Company has incurred a Cash Loss of Rs. 2561 lacs during this period.

The Company has four separate manufacturing units, Arvind Intex and Arvind Cotspin are yarn manufacturing units. Bottomweights unit is engaged in manufacturing of cotton fabrics like Gabardine, Khakis, Chinos, etc. for trousers. Ankur textiles is engaged in manufacturing of Voiles. Share of Arvind Intex and Arvind Cotspin in total revenue was 21% at Rs. 11540 lacs and 20% at Rs. 10830 lacs respectively. Bottomweights unit contributes highest share of revenue of 31% at Rs. 16910 lacs and Ankur unit has a share of 25% at Rs. 13590 lacs.

Both the yarns units have operated at optimum level during the period under review. However general slowdown of textile industry has affected their profitability. The operations of Arvind Intex are carried out on job-work basis, which has resulted into reduction of revenue for the unit and for the company. However it has recorded higher operating profit margin at 18%. Ankur division operated at almost full capacity utilisation with production of 25.15 million meters. The price realisation improved to Rs. 46.20 per meter from Rs. 42.8 meter previous year.

The Bottomweight division, which was commissioned in April, 1999 operated at capacity utilisation of 66% with production of 17.84 million meters during the period under review as against 12.2 million meters during the previous year. Its price realisation at Rs. 85.87 per meter was lower than that of previous year. There is substantial scope of improvement in the performance of this division. Bottomweight division is following a 3-fold strategy for a growth. This calls for Segmentation of markets, Differentiating products & services and development of new products. This strategy coupled with sizable orders from export markets and international brands are expected to be the key drivers for future growth.

STATUS OF DEBT RESTRUCTURING :

In view of its financial difficulties, the Company has initiated a process of debt restructuring with its lenders. The debt restructuring plan proposed by the Company to its lenders involves reschedulement of repayment terms, reduction of rate of interest, etc. Certain lenders of the Company have approved the debt restructuring plan, one of them has preferred to go in for a one-time settlement while the approval of few lenders is still awaited. The effect of debt restructuring is provided in the accounts under review for those lenders who have conveyed their approval to the debt restructuring plan.

The Company has been declared as a Relief Undertaking under the provisions of the Bombay Relief Undertakings (Special Provisions) Act, 1958 whereby all rights, privileges, obligations and liabilities occurred or incurred before it is declared as a Relief Undertaking and any remedy for the enforcement thereof are suspended and all proceedings relating thereto pending before any Court, Tribunal, Officer or Authority are stayed during the period of this declaration. This declaration is in force upto 12th June, 2002.

STATUS OF LISTING :

After amalgamation, Company obtained permission from SEBI for relaxation of Rule 19(2)(b)/19(7) of the Securities Contracts (Regulations) Rules, 1957 pursuant to which it applied for listing with Ahmedabad, Mumbai, Bangalore, Delhi, Calcutta and National Stock Exchange. Company has received listing permission from all the above Stock Exchanges except National Stock Exchange.

On receipt of listing permission from all Stock Exchanges, trading permission will be given simultaneously by all the Stock Exchanges.

DIRECTORS :

Shri Anang A. Lalbhai, a Director of the Company, retires by rotation at the ensuing Annual General Meeting and he, being eligible, offers himself for re-appointment.

RESPONSIBILITY STATEMENT :

The Directors confirm that :

1. In the preparation of the annual accounts, the applicable accounting standards have been followed. There are no material departures from the applicable accounting standards.
2. Such accounting policies have been selected and applied consistently and such judgements and estimates have been made as are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year ended on 30th September, 2001 and of the loss of the Company for that period.
3. Proper and sufficient care had been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. The attached statement of accounts for the year ended on September 30, 2001 have been prepared on a going concern basis.

INFORMATION REGARDING CONSERVATION OF ENERGY ETC. AND EMPLOYEES :

Information required under Section 217(1)(e) of the Companies Act, 1956 read with Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and under Section 217(2A) of the Companies Act, 1956 read with Companies [Particulars of Employees] Rules, 1975, as amended from time to time, form part of this report. However, as per the provisions of Section 219(1)(b)(iv), the report and accounts are being sent to all shareholders of the Company excluding the information relating to conservation of energy, technology absorption and foreign exchange earning and outgo, and the statement of particulars of employees. Any shareholder interested in obtaining such particulars may inspect the same at the Registered Office of the Company or write to the Secretary for a copy.

AUDITORS :

The Auditors, Sorab S. Engineer & Co., retire and offer for re-appointment. It is proposed that Sorab S. Engineer & Co., be re-appointed as Auditors of the Company. You are requested to appoint the Auditors and fix their remuneration.

The specific notes forming part of the Accounts referred to in the Auditors' Report are self-explanatory and give complete information.

ACKNOWLEDGEMENT :

Your Directors appreciate the valuable assistance and support extended by the Financial Institutions and the Bankers to the Company.

Yours Directors place on record their appreciation of the efforts of the management, the officers and members of technical, administrative and operative staff in furthering the activities of the Company.

For and on behalf of the Board of Directors

ARVIND N. LALBHAI
Chairman & Managing Director

Ahmedabad,
11th February, 2002

REPORT OF THE AUDITORS TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of ARVIND PRODUCTS LIMITED, as at 30th September,2001 and also the annexed Profit & Loss Account of the Company for the period ended on that date and report that :

A. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we annex hereto statement on the matters specified in paragraphs 4 and 5 of the said Order.

B. Further to our comments in the Annexure referred to in paragraph 'A' above:

1. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
2. In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books.
3. The Balance Sheet and Profit & Loss Account, dealt with by the report, are in agreement with the books of account.
4. In our opinion, the Profit & Loss Account and the Balance Sheet comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable.
5. On the basis of written representations received from the Directors and taken on record by the Board of Directors, we report that none of the said Directors are disqualified as on 30th September,2001 from being appointed as a Director in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act,1956.
6. In our opinion and to the best of our information and according to the explanations given to us the accounts read together with notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :
   (a) in the case of the Balance Sheet of the state of the affairs of the Company as at 30th September, 2001 and
   (b) in the case of the Profit & Loss Account of Loss for the period ended on that date.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

M.P. ANTIA
Partner

Ahmedabad,
11th February, 2002

ANNEXURE TO THE AUDITORS' REPORT

Annexure referred to in paragraph 'A' of the Auditors' Report to the members of Arvind Products Limited on the accounts for the year ended 30th September, 2001:

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets purchased. The fixed assets of the Company have been physically verified by the Management during the period and no serious discrepancies between the book records and physical inventory have been noticed.
2. There has been no revaluation of any of the fixed assets during the period.
3. Physical verification has been conducted by the management at reasonable periods, in respect of finished goods, stores, spare-parts and raw materials.
4. In our opinion the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material.
6. In our opinion the valuation of stock is fair and proper in accordance with normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has taken unsecured loans from the Company listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are prima facie not prejudicial to the interest of the Company. The Company has not taken any loans from the firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
8. The Company has given loans to companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are prima facie not prejudicial to the interest of the Company. The Company has not granted any loans to the firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
9. The Company has given loans to its employees who are repaying the principal amount and interest as stipulated. The Company has also given loans to other companies. The interest is charged as stipulated. In absence of any stipulation regarding repayment of principal amount, ad hoc amount have been recovered during the period. The Company has given interest free loan to a Trust and Co-Operative Credit Society. There is no stipulation regarding repayment of principal amount of loan.
10. In our opinion and according to the information given to us, there is adequate internal control procedure commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials, plant and machinery, equipment and other assets and for the sale of finished goods.
11. According to the information and explanations given to us, the transactions of purchase and sale of goods and materials made in pursuance of contracts or agreements entered in the register maintained under Section 301 of the Companies Act, 1956 aggregating during the period to Rs. 50,000/- or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods and materials or the prices at which transaction for similar goods have been made with other parties.
12. Unserviceable or damaged stores, raw materials and finished goods are determined by the Company and adequate provision has been made in the accounts for the loss so determined.
13. The Company has complied with the provisions of Section 58-A of the Companies Act, 1956 and Companies (Acceptance of Deposits) Rules 1975 with regard to the deposits accepted from the public.
14. In our opinion reasonable records have been maintained for sale and disposal of by-products and scrap.
15. In our opinion, the coverage of Internal Audit functions carried out by firms of Chartered Accountants appointed by the management is commensurate with the size of the Company and the nature of its business.
16. We have broadly reviewed books of account maintained by the Company pursuant to the notification of the Central Government for the maintenance of the cost records under Section 209(1)(d) of the Companies Act, 1956 and on the basis of the information received, are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of these records with a view to determine whether they are accurate or complete.
17. Provident Fund and Employees' State Insurance dues have been regularly deposited by the Company with the appropriate authority.
18. According to the information and explanations given to us, there are no undisputed amount payable in respect of Income tax, Wealth-tax, Sales-tax, Customs duty and Excise duty outstanding for a period of more than six months as at 30th September,2001 from the date they became payable.
19. According to the information and explanations given to us, no personal expenses have been charged to revenue account.
20. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
21. In relation to trading activities of the Company, damaged goods have been determined and adequate provision for loss has been made in the accounts.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

M.P. ANTIA
Partner

Ahmedabad,
11th February, 2002

BALANCE SHEET AS AT 30TH SEPTEMBER, 2001

(Rs. in Lacs)

	Schedule	As at 30-09-2001	As at 31-03-2000
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	14109.00	14109.00
Reserves and Surplus	2	234.74	9063.47
		14343.74	23172.47
Loan Funds			
Secured Loans	3	28853.33	26993.55
Unsecured Loans	4	4190.30	5743.17
		33043.63	32736.72
TOTAL		47387.37	55909.19
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		56738.16	54164.50
Less : Depreciation		12561.27	5817.37
Net Block		44176.89	48347.13
Capital work in progress		102.52	2044.49
		44279.41	50391.62
Investments	6	231.98	1236.43
Current Assets, Loans & Advances	7		
Inventories		5430.48	5981.45
Sundry Debtors		6311.49	6758.38
Cash and Bank Balances		247.79	335.65
Other Current Assets		273.44	24.49
Loans and Advances		2476.72	6187.12
		14739.92	19287.09
Less : Current Liabilities & Provisions	8		
Liabilities		11806.40	14947.89
Provisions		57.54	58.06
		11863.94	15005.95
Net Current Assets		2875.98	4281.14
TOTAL		47387.37	55909.19
Notes forming part of Accounts	16		

As per our report attached
For SOROB S. ENGINEER & CO.
Chartered Accountants

M.P. ANTIA
Partner

On behalf of Board of Directors
ARVIND N. LALBHAI
Chairman & Managing Director

NAISHADH I. PARIKH
Director

R.V. BHIMANI
Company Secretary

Ahmedabad, 11th February, 2002

PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED ON 30TH SEPTEMBER, 2001

(Rs. in Lacs)

	Schedule	2000-2001 (18 Months)	1999-2000
INCOME :			
Sales and Operating Income	9	53879.90	44399.12
Other Income	10	256.97	260.43
		54136.87	44659.55
EXPENSES :			
Raw Materials Consumed		25080.07	24949.97
Purchase of Finished Goods		2307.57	2669.87
Employees' Emoluments	11	3565.62	2219.31
Others	12	18095.18	9541.69
Interest & Finance Costs (Net)	13	8045.61	4801.09
Depreciation		6859.74	4360.97
Decrease/(Increase) in Stocks	14	(395.71)	(1481.13)
		63558.08	47061.77
Profit/(Loss) before Extra Ordinary Items and Taxation		(9421.21)	(2402.22)
Add/Less : Extra Ordinary Items	15	592.48	347.69
Profit/(Loss) before Taxation		(8828.73)	(2749.91)
Provision for Taxation		—	—
Profit/(Loss) for the period		(8828.73)	(2749.91)
Less : Short Provision of Income Tax in earlier years		—	0.09
Add : Deficit of post amalgamated period		—	(8.81)
Add : Transferred from Amalgamation Reserve		5574.25	—
Add : Transferred from General Reserve		1418.44	—
Balance as per last year's Balance Sheet		1836.04	(7.13)
Add : Acquired on Amalgamation		—	4601.98
		(—)	1836.04
Balance carried to Balance Sheet		(—)	1836.04
		(—)	1836.04
Notes forming part of Accounts	16		

As per our report attached
For SORAB S. ENGINEER & CO.
Chartered Accountants

M.P. ANTIA
Partner

On behalf of Board of Directors
ARVIND N. LALBHAI
Chairman & Managing Director

NAISHADH I. PARIKH
Director

R.V. BHIMANI
Company Secretary

Ahmedabad, 11th February, 2002

Schedules Forming Part of the Accounts

(Rs. in Lacs)

	As at 30-09-2001	As at 31-03-2000
SCHEDULE '1'		
SHARE CAPITAL		
Authorised		
15,00,00,000 Equity Shares (Previous Year 15,00,00,000) of Rs.10/- each	15000.00	15000.00
1,40,000 10% Cumu. Redeemable Preference Shares (Previous Year 1,40,000) of Rs.10/- each	14.00	14.00
64,86,000 13.5% Cumu. Redeemable Preference Shares (Previous Year 64,86,000) of Rs.100/- each	6486.00	6486.00
	21500.00	21500.00
Issued & Subscribed		
8,09,54,988 Equity Shares (Previous Year 8,09,54,988) of Rs.10/- each fully paid up	8095.50	8095.50
1,35,000 10% Cumu. Redeemable Preference Shares (Previous Year 1,35,000) of Rs.10/- each	13.50	13.50
60,00,000 13.50% Cumu. Redeemable Preference Shares (Previous Year 60,00,000) of Rs.100/- each	6000.00	6000.00
TOTAL	14109.00	14109.00

1. The above Shares Capital except 15000 Equity Shares & 1,35,000 10% Cumu. Redeemable Preference Shares has been issued for consideration other than cash as per the scheme of amalgamation of Arvind Cotspin Ltd., Arvind Intex Ltd., and Arvind Polycot Ltd., with the Company sanctioned by Honourable High Court of Gujarat.
2. 4,05,58,449 shares are held by holding company Asman Investments Ltd. (Previous Year 5,71,13,627)

(Note No. 4 for terms of Redemption)

	As at 30-09-2001	As at 31-03-2000
SCHEDULE '2'		
RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	35.00	5.00
Add : Acquired on Amalgamation	—	30.00
	35.00	35.00
GENERAL RESERVE		
As per last Balance Sheet	1523.68	—
Add : Acquired on Amalgamation	—	1523.68
	1523.68	1523.68
Less : Transferred to Profit & Loss Account	1418.44	—
	105.24	1523.68
AMALGAMATION RESERVE		
As per last Balance Sheet	5574.25	—
Add : Acquired on Amalgamation	—	5574.25
	5574.25	5574.25
Less : Transferred to Profit & Loss Account	5574.25	—
	—	5574.25
INVESTMENT ALLOWANCE RESERVE		
As per last Balance Sheet	3.50	—
Add : Acquired on Amalgamation	—	3.50
	3.50	3.50
INVESTMENT ALLOWANCE (UTILISED) RESERVE		
As per last Balance Sheet	91.00	—
Add : Acquired on Amalgamation	—	91.00
	91.00	91.00
Surplus : Balance in Profit and Loss Account	—	1836.04
TOTAL	234.74	9063.47
SCHEDULE '3'		
SECURED LOANS (Note No. 5)		
FROM BANKS		
Cash Credit and other facilities	3653.49	5916.89
Rupee Loan	4767.50	4816.36
Foreign Currency Loan	2454.93	2523.54
	10875.92	13256.79
Add : Interest accrued and due	1689.06	1.30
	12564.98	13258.09
FROM FINANCIAL INSTITUTIONS		
Rupee Loan	13022.12	7685.79
Foreign Currency Loan	1836.21	5510.29
	14858.33	13196.08
Add : Interest accrued and due	1430.02	539.38
	16288.35	13735.46
TOTAL	28853.33	26993.55
SCHEDULE '4'		
UNSECURED LOANS		
FIXED DEPOSIT	—	0.31
LOANS FROM BANKS	1950.00	2500.00
Overdraft in Current Account with Bank	—	75.75
	1950.00	2575.75
Add : Interest accrued and due	480.66	119.67
	2430.66	2695.42
Others	1759.64	3047.44
TOTAL	4190.30	5743.17

SCHEDULES FORMING PART OF THE ACCOUNTS

SCHEDULE '5' :
FIXED ASSETS

(Rs. in Lacs)

ASSETS	GROSS BLOCK - AT COST				DEPRECIATION				NET BLOCK	
	As on 31.03.2000	Additions	Deductions/ Transfers	**As on 30.09.2001**	Up to 31.03.2000	For the year	Deductions/ Transfers	**Up to 30.09.2001**	**As on 30.09.2001**	As on 31.03.2000
Land	5076.59	175.33	—	**5251.92**	—	—	—	—	**5251.92**	5076.59
Panvel Estate	876.88	—	—	**876.88**	—	—	—	—	**876.88**	876.88
Buildings	7180.50	573.23	197.51	**7556.22**	295.37	364.82	6.17	**654.02**	**6902.20**	6885.13
Chawl for workers	10.43	*	—	**10.43**	0.26	0.26	—	**0.52**	**9.91**	10.17
Machinery	40738.80	2452.58	447.38	**42744.00**	5486.68	6463.38	101.39	**11848.67**	**30895.33**	35252.12
Motor Vehicles	42.50	12.15	14.17	**40.48**	5.81	4.92	3.45	**7.28**	**33.20**	36.69
Office Machinery & Dead Stock	238.80	44.00	24.57	**258.23**	29.25	26.36	4.83	**50.78**	**207.45**	209.55
	54164.50	3257.29	683.63	**56738.16**	5817.37	6859.74	115.84	**12561.27**	**44176.89**	48347.13
Previous year	37806.08	16365.54	7.12	54164.50	1457.02	4360.97	0.62	**5817.37**		
Capital works-in-progress (including advances for capital expenditure)									**102.52**	2044.49
TOTAL									**44279.41**	50391.62

Notes : I. * Includes Rs. 423.56 lacs (Rs. 250.64 lacs) (net) on account of exchange rate difference.
II. Land includes leasehold land.

(Rs. in Lacs)

SCHEDULE '6' :
INVESTMENTS (AT COST)
(LONG TERM INVESTMENTS)

	No. of Shares/ Debentures/ Units	As at 30-09-2001	As at 31-03-2000
TRADE INVESTMENTS			
Fully Paid Equity Shares (Quoted)			
The Arvind Mills Ltd. (2923570 Shares sold during the year)		—	1004.25
* Anup Engineering Ltd.	33500	**80.73**	80.73
Atul Products Ltd.	64221	**36.24**	36.24
		116.97	1121.22
OTHER INVESTMENTS			
Fully Paid Equity Shares (Quoted)			
Gujarat State Fertilisers Co. Ltd.	145	**0.09**	0.09
Great Eastern Shipping Co. Ltd. (610 Shares sold during the year)		—	0.14
Sterlite Industries Ltd. (25 Shares sold during the year)		—	0.05
* Akai Impex Ltd.	52200	**0.78**	0.78
Fully Paid Equity Shares (Unquoted)			
Abala Leasing & Finance Pvt. Ltd.	42000	**3.46**	3.46
Ahmedabad Cotton Merch. Co-op. Shops & Warehousing Society Ltd.	10	**0.02**	0.02
Fully Paid Preference Shares (Unquoted)			
Anagram Securities Ltd.	1000000	**100.00**	100.00
Fully Paid Debentures (Unquoted)			
Gujarat State Fertilisers Co. Ltd. (Secured Redeemable Non-convertible Debentures of Rs.100/- each) (Two installments each of Rs.700/- received.)	14	**0.01**	0.02
UNITS OF UNIT TRUST OF INDIA (Unquoted)	77286	**10.65**	10.65
		115.01	115.21
TOTAL		**231.98**	1236.43
Aggregate Value of quoted Investments			
At Cost Price		**117.84**	1122.28
At Market Price		**88.34**	423.53
Aggregate Value of Unquoted Investments			
At Cost Price		**114.14**	114.15

* Listed but not quoted and cost price is taken as market value.

SCHEDULES FORMING PART OF THE ACCOUNTS

SCHEDULE '7' :
CURRENT ASSETS, LOANS AND ADVANCES

(Rs. in Lacs)	As at 30-09-2001	As at 31-03-2000
CURRENT ASSETS		
INVENTORIES		
Stores and Spares	712.40	707.82
Fuel	20.67	5.70
Stock in Trade		
Raw Materials (including Rs. 40.98 lacs in transit P.Y. Rs. 23.28 lacs)	1088.87	2055.10
Finished Goods	1670.68	1587.97
Work-in-Progress	1897.50	1493.62
Waste	40.36	131.24
	4697.41	5267.93
	5430.48	5981.45
SUNDRY DEBTORS (Unsecured)		
Outstanding for a period exceeding six months		
Considered Good	845.04	1491.91
Considered Doubtful	29.75	29.75
Less : Provision	29.75	29.75
	—	—
	845.04	1491.91
Others (Considered Good)	5466.45	5266.47
	6311.49	6758.38
CASH AND BANK BALANCES		
Cash on hand	24.17	19.87
Cheques on hand	—	2.30
Bank Balances		
With Scheduled Banks		
In Current Accounts in India (Including Rs. 17.41 lacs in unpaid dividend accounts Previous year Rs. 19.29 lacs)	187.61	304.36
In Fixed Deposit Accounts	36.01	9.12
	223.62	313.48
	247.79	335.65
OTHER CURRENT ASSETS		
Interest Accrued	3.62	22.80
Other Receivables	269.82	1.69
	273.44	24.49
LOANS & ADVANCES		
(Unsecured, Considered Good)		
Loans & Advances		
Loans to Others	550.08	3041.78
Advances recoverable in cash or kind or for value to be received	1229.77	2417.64
Considered Doubtful	0.69	—
Less: Provision	0.69	—
Advance tax paid	696.87	727.70
	2476.72	6187.12
TOTAL	14739.92	19287.09
Advances include due from officers	0.26	5.11
Maximum Balance	5.11	5.43

SCHEDULE '8' :
CURRENT LIABILITIES & PROVISIONS

(Rs. in Lacs)	As at 30-09-2001	As at 31-03-2000
Current Liabilities		
Acceptances	348.31	2424.93
Sundry Creditors :		
- *Due to SSI Units*	54.98	41.90
- Others	11141.46	12085.04
Unclaimed Dividends	17.41	19.26
Interest accrued but not due on loans	244.24	376.76
	11806.40	14947.89
Provisions		
Pension	4.31	4.83
Taxation	53.23	53.23
	57.54	58.06
TOTAL	11863.94	15005.95

	2000-2001 (18 Months)	1999-2000
SCHEDULE '9' :		
SALES AND OPERATING INCOME		
Sales	48770.31	44385.13
Processing Income (Income tax deducted Rs. 25.95 lacs previous year Rs. 0.29 lacs)	5109.59	13.99
TOTAL	53879.90	44399.12
SCHEDULE '10' :		
OTHER INCOME		
Income from Investments (Gross)		
From Trade Investments		0.97
From Other Investments (Income tax deducted (Rs. 57/-) previous year Rs. 0.70 lacs)	2.55	1.20
	2.55	2.17
Other Income	233.61	239.29
Foreign Exchange Gain/(Loss)	11.79	(16.28)
Rent Received (Income tax deducted Rs. 1.91 lacs previous year Rs. 7.64 lacs)	9.02	35.25
TOTAL	256.97	260.43
SCHEDULE '11' :		
EMPLOYEES EMOLUMENTS		
Salaries, Wages, Bonus and Gratuity	3052.19	1906.53
Contribution to Provident Fund and Other Funds	415.78	256.19
Welfare Expenses	88.13	50.44
	3556.10	2213.16
Managing Directors Remuneration (Note No. 2)	9.52	6.15
TOTAL	3565.62	2219.31

SCHEDULES FORMING PART OF THE ACCOUNTS

Rs. in lacs

	2000-2001 (18 Months)	1999-2000
SCHEDULE '12' : OTHERS		
Power & Fuel	8268.58	5013.01
Stores Consumed	3514.71	2427.92
Processing Charges	445.58	64.94
REPAIRS		
Building Repairs	84.81	42.62
Machinery Repairs	1059.35	554.48
Other Repairs	50.65	48.82
	1194.81	645.92
Printing, Stationery and Communication	78.55	45.40
Insurance Premium	137.93	180.65
Rent	44.90	39.32
Rates & Taxes	68.80	40.07
Excise Duty	273.11	189.06
Commission, Brokerage and Discount to Sales Representatives	181.23	115.80
Others	557.48	242.61
	738.71	358.41
Provision for Doubtful Debt	0.69	18.24
Bad & Doubtful Debts Written Off	1291.93	—
Fixed Assets Written Off	0.15	—
Loss on Sale of Fixed Assets (Net)	153.60	(4.32)
Loss on Demolition of Building	102.46	—
Loss on Sale of Investments (Net)	624.07	(1.25)
Loss on Agricultural Land Cultivation	1.45	1.50
Prior Period Income/Expenses (Net)	(7.02)	68.47
Directors' fees	0.32	0.20
AUDITORS' FEES		
As Auditors	9.00	6.00
In other capacities	3.07	0.63
Travelling and Out of Pocket Expenses	0.51	0.14
	12.58	6.77
Cost Audit Fee	1.50	—
Donations	5.50	6.00
Other Expenses	1142.27	441.38
TOTAL	18095.18	9541.69

	2000-2001 (18 Months)	1999-2000
SCHEDULE '13' : INTEREST AND FINANCE COSTS (NET)		
Interest :		
On loans for a fixed period	5448.19	3372.70
Others	1903.07	1476.69
	7351.26	4849.39
Less : Interest Income		
Interest from others (Gross) (Income tax deducted Rs.5.13 lacs Previous Year Rs.10.82 lacs)	99.45	458.45
Net Interest Expenses	7251.81	4390.94
Other Finance Cost	793.80	410.15
TOTAL	8045.61	4801.09

Rs. in lacs

	2000-2001 (18 Months)	1999-2000
SCHEDULE '14' : DECREASE/(INCREASE) IN STOCK		
Finished goods, Work-in-progress and Waste		
Closing Stocks	3608.54	3212.83
Opening Stocks	3212.83	1347.30
Add : Transfer from CWIP on Commissioning of Projects	—	384.40
	3212.83	1731.70
Decrease/(Increase) in Stock	(395.71)	(1481.13)
SCHEDULE '15' : EXTRA-ORDINARY ITEMS		
Remission of Liability	592.48	—
Legal Expenses	—	347.69
TOTAL	592.48	347.69

SCHEDULE - '16' :

NOTES FORMING PART OF THE ACCOUNTS

1. **Significant Accounting Policies :**

The Company follows the accrual method of accounting and historical cost convention. The accounts are prepared in accordance with accounting principles generally accepted in India.

(a) Sales & Operating Income :

Sales and operating income comprises of sales of products and waste net of returns, rebates and excise and export incentives.

(b) Fixed Assets :

Fixed assets are stated at cost net of modvat. Cost of fixed assets includes incidental expenditure incurred upto the date of commercial production.

(c) Depreciation :

Depreciation on fixed assets has been provided on the straight line method at the rates and in manner specified in Schedule XIV to the Companies Act, 1956.

(d) Foreign Exchange Transactions :

(a) Balance in foreign currency loans at the year end has been restated either at the rate of forward cover booked or at the rate prevailing at the year end. The difference arising as a result of the above is adjusted in the cost of the assets acquired out of the said loans.

(b) All the export proceeds not realised at the year end are restated at the rate prevailing at the year end. The exchange difference arising therefrom has been recognised in the current years profit and loss account.

(c) In respect of forward contracts, the difference between the forward rate and the exchange rate on the date of transaction has been recognised as income or expense as the case may be, over the life of contract. Accordingly for such contracts on hand as on the balance sheet date, prorata income/expense has been accounted for in the profit & loss account.

(e) Investments :

Long term investments are stated at cost.

(f) Valuation of Inventories :

Inventories of stores and spares are valued at cost. The stock of raw material, finished goods loose and packed, stock in process are valued at lower of cost and market value. The stock of waste is valued at market price. Cost is measured on actual average of the whole year.

SCHEDULES FORMING PART OF THE ACCOUNTS

(g) Retirement Benefits :

In respect of provident fund, the contribution is paid to the government/trust as applicable and charged to revenue. The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid on due date to a trust/LIC as applicable. Annual contribution in respect of future payment of superannuation are made to LIC/trust as applicable. The contribution under pension scheme for the eligible employees is paid to government and charged to revenue. The liability for the Company's pension scheme for the eligible employees is provided as per actuarial valuation without funding. Provision for leave liability has been made as per the actuarial valuation.

(h) Lease Rental :

Lease rental payable on assets taken on lease have been treated as finance cost to be amortised over useful life of the assets.

2. Managing Director's Remuneration : (Rs. in Lacs)

	2000-2001 (18 Months)	1999-2000 (12 Months)
Salary & Allowances	7.20	4.80
Perquisites	0.44	0.30
Contribution to provident fund	0.54	0.36
Contribution to superannuation fund	0.68	0.41
Medical expenses	0.66	0.28
	9.52	6.15
Estimated monetary value of perquisites on account of equipments	0.05	—
Total	9.57	6.15

3. Contingent Liabilities :

(a) Claims against the Company not acknowledged as debts : (Rs. in Lacs)

	Balance as on 30/09/2001	31/03/2000
(i) For excise matters	1119.14	1228.91
(ii) Other matters	85.46	74.20
(iii) Income Tax demands in dispute	0.16	1183.29
	1204.76	2486.40
(b) Bills discounted	1320.99	2487.09
(c) Bank guarantees	67.08	947.95
	1388.07	3435.04
(d) The estimated amount of contracts remaining to be executed on capital account and not provided for.	29.40	244.88
(e) Dividend on 13.50% cumulative redeemable preference shares	2025.00	810.00
(f) Dividend on 10.00% cumulative redeemable preference shares	3.38	1.35

4. Preference Shares :

(i) 1,35,000 10% Redeemable Cumulative Non-convertible Preference Shares (Previous Year 1,35,000 Preference Shares) of Rs.10/-each redeemable at par at the end of 10 years from the date of allotment i.e. 19/01/2000 or earlier at the option of the Company by giving three months notice.

(ii) 60,00,000 13.50% Redeemable Cumulative Non-convertible Preference Shares (Previous Year 60,00,000 Preference Shares) of Rs.100/-each. Out of which -

20,00,000 Preference Shares are redeemable at par in three equal annual instalments on 24/09/2001, 24/09/2002 and 24/09/2003.

15,00,000 Preference Shares are redeemable at par in three equal annual instalments on 30/09/2001, 30/09/2002 and 30/09/2003.

25,00,000 Preference Shares are redeemable at par in three equal annual instalments on 23/09/2001, 23/09/2002 and 23/09/2003.

Instalments due on 23rd, 24th and 30th of September, 2001 have not been paid.

5. Notes on Secured Loans :

ARVIND INTEX :

Loans from Financial Institutions/Banks :

a. Rupee term loan of Rs. 264.01 lacs and foreign currency term loan of Rs. 530.13 lacs from the State Bank of India is secured by way of first charge by way of equitable mortgage of immovable properties of the Division ranking pari passu with EXIM Bank and ICICI and second charge by way of hypothecation of current assets of the Division.

b. Rupee term loan of Rs. 780.77 lacs and foreign currency *term loan of Rs.Nil lacs from EXIM Bank is secured by way of* hypothecation of movable assets of the Division both present and future and secured by way of equitable mortgage of immovable properties of the Division both present and future. Both the securities are ranking pari-passu with SBI and ICICI. Further, out of rupee term loan of Rs. 780.77 lacs, Rs.272 lacs has been guaranteed by The Arvind Mills Ltd.

c. Cash credit & other facilities of Rs.1606.69 lacs from the bank is secured by way of hypothecation of entire stocks and book debts and second charge by way of equitable mortgage of the immovable properties of the Division.

d. Foreign currency term loan of Rs. 1836.21 lacs and rupee term loan of Rs. 5333.28 lacs from ICICI is secured by way of hypothecation of movable assets of the Division both present *and future and secured by way of equitable mortgage of* immovable properties of the Division both present and future. Both the securities are ranking pari passu with SBI and EXIM.

ARVIND COTSPIN :

Loans from Financial Institutions/Banks :

a. Rupee term loan of Rs.432.93 lacs from EXIM Bank has been secured by first charge by way of hypothecation of all the movable fixed assets including movable machinery both present and future installed at Kolhapur & ranking pari passu.

b. Rupee term loan of Rs.2090.00 lacs from I.D.B.I. has been secured by first charge on the immovable properties, both *present and future and a first charge on movable machinery,* present and future installed at Kolhapur & ranking pari passu.

c. Cash credit and other facilities of Rs.393.77 lacs from a bank *are secured against hypothecation of stocks of raw material,* stores, goods in process, finished goods and receivables.

OTHER DIVISIONS :

Loans from Financial Institutions/Banks :

a. In terms of the loan agreements the financial institutions have right to convert at its option during the currency of loan outstanding, the whole of the outstanding amount of the loans or a part not exceeding 20% of the loan into equity shares at par in case of default in payment or repayment of installments of principal amount of loan or interest thereon or any combination thereof.

b. The term loan of Rs. 3.40 lacs from I.D.B.I. is secured by charge of all movable assets of Saraspur Division (save and except book debts) including machinery, machinery spares, tools and accessories both present and future by way of deed of hypothecation subject to and rank after the mortgages and charges created in favour of bank and financial institutions.

SCHEDULES FORMING PART OF THE ACCOUNTS

c. Term loan of Rs. 2325.00 lacs from I.D.B.I. is secured by first charge on all movable assets of the Division (save and except book debts)including movable machinery, machinery spares, tools and accessories both present and future by way of deed of hypothecation subject to prior charge created in favour of Division's bankers for securing working capital requirements of the Division.

d. Cash credits & working capital demand loans totalling Rs.1653.04 lacs from banks are secured against hypothecation of stock and book debts of Ankur Textiles and second charge on assets mortgaged to financial institutions.

e. Term loan of Rs. 2056.73 lacs from EXIM Bank is secured by joint equitable mortgage Immovable properties of Ankur Textile Division & Bottomweights Fabrics Division by way of deposit of title deeds and first charge on movable fixed assets of Ankur Textile Division & Bottomweights Fabric Division including its movable plant and machinery, machinery spares, tools & accessories and other movables both present and future by way of deed of hypothecation ranking pari passu with other term lenders.

f. Foreign currency loans of Rs. 1924.80 lacs and rupee loans of Rs. 4503.49 lacs from banks are secured by joint equitable mortgage of immovable properties of Ankur Textile Division & Bottomweights Fabrics Division by way of deposit of title deed and also first charge on movable fixed assets of Ankur Textile Division and Bottomweights Fabrics Division including its movable plant and machinery, machinery spares, tools & accessories and other movable both present and future by way of deed of hypothecation ranking pari passu with other term lenders.

6. Small Scale undertakings have been identified by the Company on the basis of information provided to it by its suppliers. The names of such undertakings to whom dues in excess of Rs.1 lac are outstanding for more than 30 days as at 30th September, 2001 are as under :

	Rs. in Lacs
Albaj Engineering Corporation	12.66
Climax Marketing P. Ltd.	1.02
Chipco Bonding System	19.09
Nirmal Tube & Containers P. Ltd.	2.84
Geekay Corporation	1.53
G.K Industries	1.01
Nirmal Tube & Containers P. Ltd.	9.19
	47.34

7. Future rental obligation in respect of Plant & Machinery taken on lease is Rs.541.76 Lacs (Rs.791.80 Lacs). Lease rental payable within one year Rs.166.70 Lacs (Rs.166.70 Lacs).

8. Extra-ordinary items in Schedule 15 is on account of remission of liability of principal amount of Rs.550 lacs and interest of Rs.42.48 lacs in respect of unsecured loan from Amex Bank.

9. **Break-up of Sales :**

		2000-2001 (18 Months)		1999-2000	
Class of Goods	Unit of Quantity	Quantity in lacs	Amount Rs. in lacs	Quantity in lacs	Amount Rs. in lacs
Cloth	Mtrs	481.42	29,894.12	324.28	20009.00
Yarn	Kgs	195.25	17,120.59	250.80	22406.46
Garments	Nos.	2.43	839.97	—	—
Waste	Kgs	38.00	591.02	38.71	589.00
Grey Cloth	Kgs	—	—	51.66	1292.48
Chemicals	Kgs	—	—	0.13	6.11
Misce.Sales			324.61		82.08
TOTAL SALES			48770.31		44385.13

10. **Break-up of Raw Material Consumed :**

		2000-2001 (18 Months)		1999-2000	
Item	Unit of Quantity	Quantity in lacs	Amount Rs. in lacs	Quantity in lacs	Amount Rs. in lacs
Cotton	Kgs	248.15	13555.43	331.07	17016.45
Fibre	Kgs	1.17	65.67	1.65	84.55
Yarn	Kgs	68.51	8020.65	27.85	4020.41
Cloth	Mtrs	107.68	3415.55	110.41	3828.56
Others			22.77		—
TOTAL			25080.07		24949.97

11. **Break-up of Purchase of Finished Goods :**

		2000-2001 (18 Months)		1999-2000	
Item	Unit of Quantity	Quantity in lacs	Amount Rs. in lacs	Quantity in lacs	Amount Rs. in lacs
Cloth	Mtrs	57.09	2,191.13	36.68	1268.74
Grey Cloth	Kgs	—	—	51.66	1289.23
Yarn	Kgs	—	—	1.11	105.79
Garments	Nos.	0.46	116.44	—	—
Chemicals	Kgs	—	—	0.13	6.11
TOTAL			2307.57		2669.87

12. **Break-up of Finished Goods Stock :**

		2000-2001		1999-2000	
Item	Unit of Quantity	Quantity in lacs	Amount Rs. in lacs	Quantity in lacs	Amount Rs. in lacs
Opening Stock :					
Cloth	Mtrs	10.36	890.17	5.36	335.76
Yarn	Kgs	5.41	473.42	3.58	294.07
Waste	Kgs	6.48	131.24	1.77	40.32
			1494.83		670.15
Closing Stock :					
Cloth	Mtrs	15.94	1092.08	10.36	890.17
Yarn	Kgs	0.58	65.67	5.41	473.42
Garments	Nos.	0.32	61.86	—	—
Waste	Kgs	1.79	40.36	6.48	131.24
			1259.97		1494.83

13. **Actual Production :**

Class of Goods	Unit of Quantity	2000-2001 (18 Months) Quantity in lacs	1999-2000 Quantity in lacs
Cloth	Mtrs	429.97	292.60
Yarn *	Kgs	190.42	251.52
Garments	Nos.	2.28	—
Waste **	Kgs	33.31	43.42

* net of internal consumption of 15.42 lacs kgs.
** net of internal consumption of 11.98 lacs kgs.

Note : Quantity of Cloth, Yarn and Waste shown in opening stock, production and closing stock is of packed production only.

14. **Licensed Capacity & Installed Capacity**
(As certified by the management)

	Licensed Capacity		Installed Capacity	
Particulars	30/09/2001	31/03/2000	30/09/2001	31/03/2000
Spindles & Rotors	94160	140104	71600	71600
Rotors	1944	1944	5760	5760
Looms	1224	2163	298	298

SCHEDULES FORMING PART OF THE ACCOUNTS

15. C.I.F. Value of Imports :

	2000-2001 (18 Months)	1999-2000
	Rs. in lacs	
Capital Goods	214.84	546.94
Spares	538.11	1290.95
Raw Material	1062.30	1383.86

16. Expenditure in Foreign Currency :

	2000-2001 (18 Months)	1999-2000
	Rs. in lacs	
Foreign travel	6.61	5.80
Commission	30.59	3.61
Interest	349.88	132.83
Other Account	1.54	59.37

	2000-2001 (18 Months)	1999-2000
	Rs. in lacs	
17. Earning in Foreign Exchange (Export of goods on FOB basis)	9348.34	954.18

18. Consumption of Imported Raw Materials and Spares :

Rs. in lacs

	2000-2001 (18 Months) Raw Materials	2000-2001 (18 Months) Spares	1999-2000 Raw Materials	1999-2000 Spares
Imported	769.86	500.50	1935.21	510.04
	3.07%	50.37%	7.76%	64.69%
Indigenous	24310.21	493.15	23014.76	278.42
	96.93%	49.63%	92.24%	35.31%
TOTAL	25080.07	993.65	24949.97	788.46
	100.00%	100.00%	100.00%	100.00%

19. Current period figures are for 18 months period and hence not comparable with previous year's figures.

20. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

As per our report attached
For SORAB S. ENGINEER & CO.
Chartered Accountants

M.P. ANTIA
Partner

Ahmedabad, 11th February, 2002

On behalf of Board of Directors
ARVIND N. LALBHAI
Chairman & Managing Director

NAISHADH I. PARIKH
Director

R.V. BHIMANI
Company Secretary

ADDITIONAL INFORMATION AS REQUIRED UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No.	8886
State Code	04
Balance Sheet Date	30th September, 2001

II. CAPITAL RAISED DURING THE YEAR (Amount Rs. in Thousands)

Public Issue (See note)	—
Rights Issue	—
Bonus Issue	—
Private Placement	—

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount Rs. in Thousands)

Total Liabilities	4738737
Total Assets	4738737
SOURCES OF FUNDS	
Paid up Capital	
- Equity	809550
- Preference	601350
Reserves & Surplus	23474
Secured Loans	2885333
Unsecured Loans	419030
APPLICATION OF FUNDS	
Net Fixed Assets	4427941
Investments	23198
Net Current Assets	287598

IV. PERFORMANCE OF THE COMPANY (Amount Rs. in Thousands)

Turnover	5413687
Total Expenditure	6355808
Profit/(Loss) before extraordinary item and taxation	-942121
Profit/(Loss) after tax	-882873
Earnings per Share (Rs.)	(10.91)
Dividend Rate	Nil

V. GENERIC NAMES OF PRINCIPAL PRODUCTS, SERVICES OF THE COMPANY

Item Code (ITC Code)	520511.00
Product Description	Cotton Yarn
Item Code (ITC Code)	520831.00
Product Description	Dyed Voiles
Item Code (ITC Code)	520932.00
Product Description	Cotton Fabric

ARVIND N. LALBHAI — Chairman & Managing Director
NAISHADH I. PARIKH — Director
R.V. BHIMANI — Company Secretary

Ahmedabad, 11th February, 2002

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the Seventh Annual Report along with the audited financial statements for the year ended March 31, 2001.

(Rs. in Lakhs)

	2000-2001	1999-2000
Sales & Other Income	11,461.97	3,790.23
Operating Profit	100.67	(122.02)
Loss before Depreciation & Deferred Revenue Exp.	(2,532.46)	(497.82)
Less: Depreciation & Deferred Revenue Expenditure	1,752.80	16.33
Net Loss for the year	(4,285.26)	(514.15)
Loss brought forward from previous year	(514.15)	—
Balance Profit Carried Forward	(4,799.41)	(514.15)

REVIEW OF OPERATIONS :

After the take over of the garments business from Arvind Mills Ltd., this is the first full year of operations for the Company in which it recorded a total income of Rs. 114.62 crores as against Rs. 37.90 crores recorded in three months period last year. If one considers the nine months period operations also a division of Arvind Mills, the total income for twelve months period in 1999-2000 was Rs. 113.25 crores. The bad market conditions prevailing during the year under review was the main reason for stagnant growth in the business operations. Added to it Excise duty was introduced by Government of India on garments at 16% from 1st March, 2001 which will hit the industry as a whole.

Excalibur, the mind priced formal wear brand and Flying Machine and Ruggers, the mid priced jeans and casual wear brands are doing well after the expansion in their distribution model to multi brand outlets. The popular priced brands, Newport and Ruf & Tuf, saw a drop in sales due to a demand contraction for branded jeans at the popular price level where it competes against the unbranded jeans segment. The Company is also taking cost reduction exercises across the board to make the business profitable and combat the excise duty burden.

FIXED DEPOSITS :

The Company has not accepted or renewed any deposits during the year under review. The deposits outstanding as at March 31, 2001 was NIL.

DIRECTORS :

During the year Mr. Samveg A. Lalbhai, Director retires by rotation and being eligible offer himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirements of Section 217(2AA) of the Companies Act, 1956, with respect to the directors' responsibility statement, it is hereby confirmed that

1. In the preparation of annual accounts for the year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation to material departures.

2. The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair few fo the state of affairs of the Company at the end of the financial year and of the Profit of the Company for the year ended 31st March, 2001.

3. The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

4. The Directors had prepared the accounts for the financial year ended 31st March, 2001 on a going concern basis.

PARTICULARS OF EMPLOYEES :

The statement of particulars pursuant to Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 is NIL.

PARTICULARS OF CONSERVATION OF ENERGY ETC. :

The statement of particulars with respect to Conservation of Energy, Technology Absorption and Foreign Earnings and Outgo pursuant to Section 217(1) (e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of the Board of the Directors) Rules, 1988 is not applicable to your Company.

AUDITORS :

M/s. Price Waterhouse & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their willingness to accept the office of the Auditors, if re-appointed. They have furnished a certificate to the effect that the proposed appointment, if made, will be in accordance with the provisions of Section 224 of the Companies Act, 1956.

ACKNOWLEDGEMENTS :

Your Directors thank ICICI Limited and the Company's bankers ICICI Bank, for their active financial support for the operations of the Company. Your Directors place on record its appreciation of the contribution made by all employees in sustaining the business operations in these difficult times.

On behalf of the Board

Ahmedabad, **SANJAY S. LALBHAI**
4th September, 2001 *Chairman*

AUDITORS' REPORT

To the members of Arvind Brands Limited

1. We report that we have audited the Balance Sheet of Arvind Brands Limited as at March 31, 2001 and the relative Profit and Loss Account for the year ended on that date, both of which we have signed under reference to this report and the above mentioned accounts are in agreement with the books of account.

2. In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and the Profit and Loss Account, together with the notes thereon/attached thereto and the Statement on Significant Accounting Policies, give in the prescribed manner, the information required by The Companies Policies, give in the prescribed manner, the information required by The Companies Act, 1956, of India (the Act) and also give respectively, a true and faire view of the state of the Company's affairs as at March 31, 2001 and its loss for the year ended on that date.

3. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for our audit. In our opinion, proper books of account have been kept as required by law so far as appears from our examination of the books.

4. In our opinion, these accounts have been prepared in compliance with the applicable Accounting Standards referred to in Section 211(3C) of the Act.

5. **Based on representations made by all the Directors of the Company and the information and explanations (including legal opinion) as made available, except in the case of N.S. Kannan, who is a Director of a company and not complying with the requirement under Section 274(1)(g), which position is disputed by the Company (refer Note 22 on Schedule 19), othe directors of the Company do not, prima facie, have any disqualification as referred to in clause (g) of sub-section (1) to Section 274 of the Act.**

6. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 dated September 7, 1988 issued by the Central Government of India and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that:

6.1 (a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.

(b) The fixed assets of the Company are physically verified by the management according to a phased programme designed to cover all the items over a period of three years. Pursuant to the programme, a physical verification was carried out during the year and this revealed no material discrepancies.

6.2 The fixed assets of the Company have not been revalued during the year.

6.3 The stock-in-trade, raw materials, packing materials and accessories of the Company at all its locations have been physically verified / confirmed by the management during the year.

6.4 In our opinion, the procedures of physical verification of the stocks followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

6.5 The discrepancies between the physical stocks and the book stocks, which have been properly dealt with in the books of account, were not material.

6.6 In our opinion, the valuation of stock-in-trade, raw materials, packing materials and accessories has been fair and proper in accordance with the normally accepted accounting principles in India and, read with Note 16 on Schedule 19, is on the same basis as in the preceding year.

6.7 In our opinion, the rates of interest and the terms and conditions of loans, secured or unsecured, taken by the Company during the year, from companies, firms and parties listed in the register maintained under Section 301 of the Act are prima facie not prejudicial to the interest of the Company.

6.8 The Company has not granted any loans, secured or unsecured, to companies, firms and or other parties listed in the register maintained under Section 301 of the Act.

6.9 The Company has given loans or advances in the nature of loans only to its employees and they are repaying the principal amounts as stipulated and are also regular in payment of interests in most cases. In those cases where principal amounts and/or interest are not being paid as stipulated, reasonable steps have been or are being taken by the Company for recovery of the principal and/or interest.

6.10 In our opinion there is, an adequate internal control procedure, commensurate with the size of the Company and the nature of its business, for purchase of stores, raw materials, packing materials and accessories, plant and machinery, equipment and similar assets and for the sale of goods.

6.11 The Company has not purchased goods and materials and sold goods, materials and services aggregating during the year Rs. 50,000/- or more in value from/to any of the parties listed in the register maintained under Section 301 of the Act, except for the purchase of goods to the extent of Rs. 189,696,807 which, as explained by the management of the Company, were of specialised nature, where no comparable prices were available.

6.12 The Company has a system of determining unserviceable or damaged stores, raw materials packing material and accessories or stock-in-trade, on the basis of technical evaluation and on such basis, in our opinion, adequate amounts have been written off such stocks in the accounts.

6.13 The Company has not accepted any deposits from the public.

6.14 In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap, where applicable and significant. The Company has no by-products.

6.15 In our opinion, the Company's present internal audit system is commensurate with its size and nature of business.

6.16 The Central Government of India has not prescribed the maintenance of cost records by the Company under Section 209(1)(d) of the Act for any of its products.

6.17 The Company has regularly deposited, during the year, Provident Fund and Employees' State Insurance dues, with the appropriate authorities in India.

6.18 At the last day of financial year, there was no amount outstanding in respect of undisputed income tax, wealth tax, sales tax, customs duty and excise duty, as my be applicable which was due for more than six months from the date they became payable.

6.19 During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account, nor have been informed of any such case by the management other than those payable under contractual obligations and/or accepted business practices.

6.20 The Company is not a sick industrial company within the meaning of clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

6.21 *In respect of services rendered:*

a) In our opinion, the Company has a reasonable system of recording *receipts, issues and consumption of materials and stores* and allocating materials and stores consumed to the relative jobs, commensurate with the size and nature of its business.

b) Considering the nature of services rendered, it is not necessary to have a system of allocation man-hours utilised to the relative jobs.

c) In our opinion, there is a reasonable system of authorisation at proper levels with necessary controls on the issue of stores and the related system of internal control of the Company is commensurate with the size of the Company and the nature of its business.

6.22 In respect of trading activities:

There are no damaged goods in the possession of the Company as at March 31, 2001.

For and on behalf of

PRICE WATERHOUSE & CO.
Chartered Accountants

Bangalore,
7th September, 2001

S. DUTTA
Partner

BALANCE SHEET AS AT 31ST MARCH, 2001

	Schedule No.	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
1. SOURCES OF FUNDS			
(1) Shareholders' Funds			
(a) Capital	1	300,000	300,000
(b) Reserves & Surplus	2	1,198,641	1,198,641
		1,498,641	1,498,641
(2) Loan Funds			
(a) Secured Loans	3	2,130,925	1,952,742
(b) Unsecured Loans	4	78,377	88,706
		2,209,302	2,041,448
TOTAL		3,707,943	3,540,089
2. APPLICATION OF FUNDS			
(1) Fixed Assets	5		
(a) Gross Block		1,138,415	1,134,743
(b) Less: Depreciation		113,676	1,633
Net Block		1,024,739	1,133,110
(c) Capital work in progress		41	346
		1,024,780	1,133,456
(2) Investments	6	1,630,044	1,630,044
(3) Current Assets, Loans & Advances			
(a) Inventories	7	534,741	596,812
(b) Sundry Debtors	8	97,667	126,452
(c) Cash & Bank Balances	9	36,734	35,184
(d) Other Current Assets	10	12,545	9,393
(e) Loans & Advances	11	58,334	68,812
		740,021	836,653
Less :			
Current Liabilities and Provisions :	12		
(a) Liabilities		401,737	411,023
(b) Provisions		1,948	456
		403,685	411,479
Net Current Assets		336,336	425,174
(4) Miscellaneous Expenditure (to the extent not written off or adjusted)	13	236,842	300,000
Profit & Loss A/c.		479,941	51,415
TOTAL		3,707,943	3,540,089
Notes on Accounts	19		

The Schedules referred to above and the notes threon form an integral part of the Accounts

This is the Balance Sheet referred to in our report of even date

For **PRICE WATERHOUSE & CO.**
Chartered Accountants

S. DUTTA
Partner

Bangalore,
7th September, 2001

G.M. MIRCHANDANI *Director*
SANJAY S. LALBHAI *Director*
K.E. VENKATACHALAPATHY *Company Secretary*

Ahmedabad,
4th September, 2001

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2001

	Schedule No.	For the year ended 31.03.2001 Rs. '000	For the year ended 31.03.2000 Rs. '000
INCOME			
Sales and Services	14	1,104,283	365,174
Other Income	15	41,914	13,849
TOTAL		1,146,197	379,023
EXPENDITURE			
Cost of Materials	16	560,599	176,339
Operating and Other Exps.	17	636,145	214,886
Excise Duty (Schedule 19 Note 16)		2,544	—
Depreciation		112,122	1,633
Interest	18	263,313	37,580
		1,574,723	430,438
(Loss) for the year		(428,526)	(51,415)
Add: (Loss) brought forward from previous period		(51,415)	—
Loss carried to Balance Sheet		(479,941)	(51,415)
Notes on Accounts	19		

The Schedules referred to above and the notes threon form an integral part of the Accounts

This is the Profit and Loss Account referred to in our report of even date

For **PRICE WATERHOUSE & CO.**
Chartered Accountants

S. DUTTA
Partner

Bangalore,
7th September, 2001

G.M. MIRCHANDANI *Director*
SANJAY S. LALBHAI *Director*
K.E. VENKATACHALAPATHY *Company Secretary*

Ahmedabad,
4th September, 2001

SCHEDULES FORMING PART OF THE ACCOUNTS

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
1. CAPITAL		
AUTHORISED		
30,010,000 (2000 : 30,010,000) Equity Shares of Rs. 10/- each	300,100	300,100
TOTAL	300,100	300,100
ISSUED, SUBSCRIBED AND PAID UP		
30,000,007 (2000 : 30,000,007) Equity Shares of Rs. 10/- each fully paid-up	300,000	300,000
TOTAL	300,000	300,000

Note: Of the above shares, 29,700,006 (2000 : 29,700,006) shares are held by The Arvind Mills Limited, the holding Company, and 300,001 (2000 : 300,001) by Asman Investments Limited.

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
2. RESERVES & SURPLUS		
Share Premium Account		
As per last Balance Sheet	1,198,641	—
Received during the year	—	1,200,000
	1,198,641	1,200,000
Adjusted against Share Issue Expenses	—	(1,359)
TOTAL	1,198,641	1,198,641
3. SECURED LOANS		
100 (2000 : 100) 10% privately placed Convertible Debentures of Rs. 10,000,000/- each [Notes 1 (a) and 2(a)]	1,000,000	1,000,000
15 (2000 : 15) 15% privately placed Non-convertible Debentures of Rs. 10,000,000/- each [Notes 1(b) and 2 (b)]	150,000	150,000
Interest Accrued and Due on Debentures	120,479	—
Term Loan From Financial Institution [Note 1(a)] [Repayable within one year: Rs. 182,000 (2000 : Nil)]	550,000	550,000
Interest Accrued and Due thereon	45,135	—
Bank Borrowings [Note 1 (c)]	265,311	252,742
TOTAL	2,130,925	1,952,742

NOTES:

1. Nature of Security

(a) Convertible Debentures and Term Loan are secured by a first charge on Trade Investments and a first charge on all immovable and movable assets of the Company (including specifically Brands and Know How), subject to charge created for Bank Borrowings as referred in (c) below.

(b) Non-convertible Debentures are secured by a first charge on Trade Investments (to rank pari passu with the said security for Convertible Debentures and Term Loan) and second charge on Brands.

(c) Bank Borrowings are secured by a first charge on inventories and book debts and a second charge on Brands (to rank pari passu with the said security for Non-convertible Debentures).

2. Terms of Conversion/ Redemption

(a) The debentureholders are entitled to exercise one of the following two options:

(i) Convert the debentures into equity shares within March 31, 2005, subject to the exercise of 'option to convert' within thirty days from the date of audited financial statements for the year ending March 31, 2003, so that the converted amount would be 40% of the post-conversion equity capital, which is outstanding of the Company as on the date of conversion.

(ii) Redeem the debentures at a premium of 7% in eight quarterly instalments due on June 15, September 14, December 15 and March 15 in each of the financial years ending 2004 and 2005.

(b) Non-convertible Debentures are redeemable at par on April 30, 2005.

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
4. UNSECURED LOANS		
From Bank (Book Overdraft)	771	—
From Companies	77,606	88,706
TOTAL	78,377	88,706

SCHEDULES FORMING PART OF THE ACCOUNTS

5. FIXED ASSETS [Schedule 19 Notes 1 (ii), 1(iii) and 5(i)]

Rs. '000

Particulars	Gross Block - At Cost				Depreciation				Net Block	
	2000	Additions	Deletions	2001	2000	Addition	Deletions	2001	2001	2000
Goodwill	172,758	–	–	172,758	–	17,719	–	17,719	155,039	172,758
Freehold Land	11,832	–	–	11,832	–	–	–	–	11,832	11,832
Buildings	24,817	–	–	24,817	290	782	–	1,072	23,745	24,527
Leasehold Improvements	–	555	–	555	–	47	–	47	508	–
Plant & Machinery	45,290	100	89	45,301	623	2,550	1	3,172	42,129	44,667
Data Processing Equipment	7,511	2,173	82	9,602	343	1,601	3	1,941	7,661	7,168
Office Equipment	2,738	98	12	2,824	32	138	1	169	2,665	2,706
Furniture & Fixtures	15,509	3,048	1,481	17,076	322	1,734	59	1,997	15,079	15,187
Brands; Know How and Licence Fee	853,335	–	–	853,335	–	87,521	–	87,521	765,814	853,335
Motor Vehicles	953	–	638	315	23	30	15	38	277	930
	1,134,743	5,974	2,302	1,138,415	1,633	112,122	79	113,676	1,024,739	1,133,110
2000	–	1,134,743	–	1,134,743	–	1,633	–	1,633		
Capital Work-in-progress (Note 2)									41	346
									1,024,780	1,133,456

Notes :

1. Includes Rs. 11,532 (2000 : Rs. 11,532) relating to land at Peenya, Bangalore, which is pending registration in favour of the Company.
2. Includes Capital Advances : Rs. 41 (2000: Rs. 346).

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
6. INVESTMENTS [Schedule 19 Note 1(iv)]		
(Long Term, At Cost, Unquoted)		
Arvind Clothing Limited (Note) 10,349,998 (2000: 10,349,998) Equity Shares of Rs. 10/- each fully paid	607,678	607,678
Arvind Fashions Limited (Note) 7,999,999 (2000 : 7,999,999) Equity Shares of Rs. 10/- each fully paid	1,022,315	1,022,315
Other than trade		
National Savings Certificate	51	51
	1,630,044	1,630,044

Note : Pledged with a financial institution and a bank [Schedule 3 Notes 1(a) and 1(b)]

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
7. INVENTORIES : [Schedule Note 19 Note1(v)]		
Raw Materials, Packing Materials and Accessories [Including in-transit: Rs. 12,632 (2000: Rs. 7,314)]	66,944	88,870
Work-in-progress	61,956	61,440
Stock-in-Trade :		
Finished Goods [Including in-transit : Rs. 26,837 (2000 : Rs. 13,094)]	383,526	416,164
Traded Items	22,315	30,338
	534,741	596,812
8. SUNDRY DEBTORS		
[Unsecured]		
Exceeding six months :		
Considered good	7,414	14,106
Considered doubtful	19,516	3,398
Other Debts :		
Considered good	90,253	112,346
	117,183	129,850
Less : Provision for doubtful debts	19,516	3,398
	97,667	126,452

SCHEDULES FORMING PART OF THE ACCOUNTS

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
9. CASH & BANK BALANCES		
Cash on hand	290	245
Balances with Scheduled Banks :		
Current Accounts [Including funds in-transit Rs. 8,799 (2000 : Rs. 7,654)]	32,930	32,811
Term deposit [Including in Margin Money Account: Rs. 3,183 (2000 : Rs. 1,808)]	3,514	2,128
TOTAL	**36,734**	**35,184**
10. Other Current Assets		
(Unsecured, Considered Good)		
Deposit with excise	10	—
Other Deposits	12,494	9,361
Interest accrued on investments	41	32
TOTAL	**12,545**	**9,393**
11. LOANS & ADVANCES		
(Unsecured, Considered Good)		
Inter corporate loan (Note)	—	25,408
Loans to employees	8,038	13,001
Prepaid Expenses	5,305	1,926
Tax deducted at source	575	308
Advances recoverable in cash or in kind or for value to be received	44,416	28,169
TOTAL	**58,334**	**68,812**

Note : Includes due from Asman Investments Limited, a company under the same management : Nil (2000: Rs. 25,408) [Maximum amount outstanding at any time during the year : Rs. 30,071 (2000 : Rs. 25,408)

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
12. CURRENT LIABILITIES AND PROVISIONS		
A. LIABILITIES		
Acceptances	20,791	8,919
Sundry Creditors :		
Small Scale Industrial (SSI) undertakings (Schedule 19 Note 20)	13,636	9,259
Others	291,579	298,980
Advance from Customers	2,899	15,504
Other Liabilities	62,830	70,138
Interest Accrued but not due	10,002	8,223
TOTAL	**401,737**	**411,023**
B. PROVISIONS		
Others	1,948	456
TOTAL	**1,948**	**456**

		As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
13. MISCELLANEOUS EXPENDITURE [Schedule 19 Notes 1(vii) and 5 (ii)] **(To the extent not written off or adjusted)**			
Deferred revenue expenditure : Marketing & Distribution Network		236,842	300,000
TOTAL		**236,842**	**300,000**
14. SALES AND SERVICES [Schedule 19 Note 1 viii)]			
Sales :			
Manufactured Goods		1,045,143	348,346
Traded Items		59,006	16,828
Job Work Charges		134	—
TOTAL		**1,104,283**	**365,174**
15. OTHER INCOME			
Interest from Banks (Gross) [Tax Deducted at Source Rs. 21 (2000 : Nil)]		141	—
Interest - Others (Gross) [Tax deducted at Source : Nil (2000 : Rs. 242)]		40	1,162
Rent Received		5,500	1,508
Commission		29,256	—
Insurance Claim		1,829	3,708
Sale of Scrap		1,465	1,077
Liability no longer required written back		1,294	1,910
Miscellaneous Income		2,389	4,484
TOTAL		**41,914**	**13,849**
16. COST OF MATERIALS			
Raw materials, Packing Materials and Accessories Consumed		485,866	210,571
Traded Items [Including taken over from The Arvind Mills Limited Nil (2000 : Rs. 378,197)]		42,611	385,837
Movements in Stocks :			
Opening Stock :			
Finished Goods	416,164		—
Work-in-Progress	61,440		—
	477,604		—
Closing Stock :			
Finished Goods	383,526		416,164
Work-in-Progress	51,956		61,440
	445,482		477,604
(Increase)/Decrease		32,122	(477,604)
Add : Taken over from The Arvind Mills Limited Work-in-Progress	—	—	57,535
TOTAL		**560,599**	**176,39**

SCHEDULES FORMING PART OF THE ACCOUNTS

	As at 31.03.2001 Rs. '000	As at 31.03.2000 Rs. '000
17. OPERATING AND OTHER EXPENSES		
Salaries, Wages and Bonus [Including Provisions Rs. 512 (2000 : Rs. 456)]	30,107*	7,707*
Contribution to Provident and Other Funds [Including provision Rs. 562 (2000: Rs. 417)	4,927	918
Staff Welfare Expenses	1,672	452*
	36,706	9,077
Rent	12,139	2,666*
Rates and Taxes	11,598	3,495
Insurance	3,296	831
Power and Fuel	2,297	168
Stores and Spares Consumed	99	—
Repair and Maintenance :		
Plant and Machinery	—	9
Buildings	88	235
Others	2,674	608*
Job Work Charges	151,291	75,813
Legal and Professional Charges	6,914	3,421
Communication Expenses	4,846	1,491*
Travelling and Conveyance	21,747*	5,726*
Commission on Sales	42,470	24,535
Sales and Turnover Tax	52,161	13,636
Discounts	34,340	5,811
Advertisement Expenses	102,022	17,601
Exhibition Sales Expenses	24,822	10,589
Freight	27,598	10,850
Provision for doubtful debts	12,334	198
Bad Debts Written off	—	29
Irrecoverable Advances Written Off	194	56
Loss on Sale/Scrapping of Fixed Assets (Net)	72	—
Exchange Loss (Net)	34	—
Miscellaneous Expenditure Written Off	63,158	—
Miscellaneous Expenses	23,245	28,041*
TOTAL	636,145	214,886

* Net of recovery from Arvind Clothing Limited and Arvind Fashions Limited aggregating to Rs. 6,066 (2000 : Rs. 3,799) (Schedule 19 Note 6).

18. INTEREST		
Fixed Loans	253,000	33,151
Others	10,313	4,429
TOTAL	263,313	37,580

19. NOTES TO ACCOUNTS

1. **Statement on Significant Accounting Policies**

(i) Method of Accounting

The Company adopts the historical cost concept and accrual basis in the preparation of its accounts.

(ii) Fixed Assets

Fixed Assets are stated at their original cost of acquisition and subsequent improvements thereto including taxes, duties, freight and other incidental expenses related to acquisition and installation of the assets concerned.

(iii) Depreciation

Depreciation is provided on the Straight Line Method (SLM) at the rates prescribed in Schedule XIV to the Companies Act, 1956, except for the following, which are based on management's estimate of useful life of assets concerned :

	Rate of depreciation
Furniture and Fixtures (at employees' residence)	18%
Goodwill [Note 5(i) below]	10%
Brands, Know How and Licence [Note 5(i) below]	10%

Leasehold Improvements are amortised over the period of lease. Machinery spares of irregular usage are amortised over a period of four years or the estimated useful life of the Plant and Machinery, whichever is lower (Note 21 below).

(iv) Investments

Long term investments are stated at cost except in the case of permanent diminution in value where cost is written down. Current investments are stated at lower of cost and realisable value.

(v) Inventories

Inventories (net of CENVAT) are valued at lower of cost and net realisable value. The costs are, in general, ascertained under moving weighted average method, except for traded items, which are on a first in first out (FIFO) method.

(vi) Foreign Currency Transactions

Transactions in foreign currency are recognised at the rates of exchange ruling on the dates of the transactions.

Foreign currency liabilities contracted for acquiring fixed assets are restated at the forward contracted rates/rates ruling at the year end and all exchange differences arising as a result of such restatement are adjusted to the cost of fixed assets.

All other foreign currency liabilities/assets are restated at the forward contracted rates/rates ruling at the year end and all exchange gains/losses arising there from are adjusted to the Profit and Loss Account except those covered by forward contracted rates where the gains/losses arising on such restatements are recognised over the period of such contract.

(vii) Miscelleneous Expenditure

Deferred Revenue Expenditure is written off over a period of five years [Note 5(ii) below].

(viii) Revenue Recognition

Sales recognised on despatch to customers. Sales are inclusive of excise duty and sales tax (Note 16 below).

Service are recognised when those are rendered.

(ix) Retirement and Other Benefits

Retirement benefits are paid to the approved funds maintained on behalf of the Company as per the statutes/amounts advised by the funds, except for gratuity and leave encashment liability, which are accounted for on the basis of actuarial valuation.

(x) The premium on redemption of convertible debentures is accounted for in eight quarterly instalments, beginning June 15, 2003.

	2001	2000
2. Estimated amount of contracts to be executed on capital account (net of advances) and not provided for	—	—
3. Contingent Liabilities		
Bank Guarantees	250	370
Sales Tax	5,684	—

4. Pursuant to an agreement dated May 21, 2001 between Asman Investments Limited (AIL) and the Company, the following assets and liabilities of Anmol Denim division of AIL have been acquired by the Company, effective March 1, 2001 along with the employees, for a total consideration receivable amounting to Rs. 5,347 as detailed below :

Fixed Assets (at Net Book Value)		479
Current Assets :		
Other Current Assets (Deposits)	582	
Loans and Advances	1,398	
	1,980	
(Less): Current Liabilities and Provisions :		
Liabilities	(7,806)	
Net Current Liabilities		(5,826)
Net Liabilities transferred by AIL		(5,347)

SCHEDULES FORMING PART OF THE ACCOUNTS

5. Based on the revised estimation of :

(i) useful life of intangible fixed assets, there is an additional depreciation charge of Rs. 105,240.

(ii) period of benefit of Deferred Revenue Expenditure, there is an additional charge of Rs. 63,158.

6. The Company has an arrangement with Arvind Clothing Limited (ACL) and Arvind Fashions Limited (AFL) for sharing certain common facilities, and the amount payable on these accounts aggregating to Rs. 32,037 (2000 : Rs. 13,083) have been expensed under appropriate revenue heads of account. *Similarly, the Company has incurred certain expenses on behalf* of ACL and AFL and the reimbursement of proportionate expenses aggregating to Rs. 6,066 (2000 : Rs. 3,799) have been netted off against the respective heads of expenditure in Schedule 17.

7. Particulars of Capacity and Production : (Rs. in Thousands)

Class of Goods	Units	Licensed Capacity [Note (i) below]	Installed Capacity	Production
Readymade Garments - Tops	Numbers	NA	Job Work	1,056,997 (393,717)
Readymade Garments - Bottoms	Numbers	NA	Job Work	1,254,227 (771,028)

Notes : (i) *The Company is exempt from the licensing provisions of the Industries (Development Regulation) Act, 1951.*
(ii) Figures in brackets relate to previous year.

8. Particulars of Stocks and Turnover : (Rs. in '000)

Class of Goods	Opening Stock Quantity (Numbers)	Opening Stock Value	Turnover Quantity (Numbers)	Turnover Value	Closing Stock Quantity (Numbers)	Closing Stock Value
(i) Manufactured						
Readymade Garments - Tops	465,816 (288,082)	106,399 (65,278)	1,136,146 (256,085)	414,514 (91,589)	376,413 (465,816)	91,034 (106,399)
Readymade Garments - Bottoms	1,211,014 (1,245,947)	309,765 (308,374)	1,465,214 (763,543)	630,629 (256,757)	972,201 (1,211,014)	292,492 (309,765)
		416,164 (373,652)		1,045,143 (348,346)		383,526 (416,164)
(ii) Traded						
Readymade Garments - Tops	145,032 (174,833)	24,580 (29,152)	208,909 (59,327)	48,482 (13,739)	121,880 (145,032)	19,386 (24,580)
Accessories [Note (i)]	— (—)	5,758 (5,731)	— (—)	10,524 (3,089)	— (—)	2,929 (5,758)
		30,338 (34,883)		59,006 (16,828)		22,315 (30,338)

Notes : (i) In view of the large number of items, individually costing less than 10% of the total sales and closing stock, quantitative details cannot be given.
(ii) Closing stock is after adjustment for shortage/excess, write-off, etc.
(iii) Figures in brackets relate to previous period.

9. Particulars of Purchase of Stock-in-Trade : Rs. in '000

Class of Goods	Quantity (Numbers)	Value
Readymade Garments - Tops	196,217 (16,547)	31,309 (3,229)
Accessories [Note (i)]	— (—)	3,279 (4,411)
		34,588 (7,640)

Notes : (i) In vew of the large number of items, individually costing less than 10% of the total purchases, quantitative details cannot be given.
(ii) Figures in brackets relate to previous period.

10. Particulars of Raw Materials, Packing Materials and Accessories consumed :

	Unit	2001 Quantity	2001 Value	2000 Quantity	2000 Value
Fabrics	Meters	3,578,869	381,142	1,732,533	179,991
Packing Materials	—	—	48,923		11,875
Accessories [Note (i)]	—	—	55,801		18,705
			485,866		210,571
Whereof :		%	Value	%	Value
Imported		—	—	—	—
Indigenous		100	485,866	100	210,571
		100	485,866	100	210,571

Notes : (i) In view of the large number of items, individually costing less than 10% of the total consumption, quantitative details cannot be given.
(ii) The value of raw materials, packing materials and accessories consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage/excess, write-off, etc.

SCHEDULES FORMING PART OF THE ACCOUNTS

19. NOTES ON ACCOUNTS - Contd.

11. Consumption of Stores and Spare Parts :

	2001 %	2001 Value	2000 %	2000 Value
Imported	—	—	—	—
Indigenous	100	99	—	—
	100	99	—	—

	Rs. '000 2001	Rs. '000 2000
12. Value of Imports on C.I.F. basis	—	—
13. Expenditure in Foreign Currency : Advertisement Expenses	7,651	—
14. Earnings in Foreign Currency	—	—
15. Auditors' Remuneration [Included under Legal and Professional Charges in Schedule 17]* Statutory Audit Fee	700	100
Out-of-Pocket Expenses	—	—

* Excluding Service Tax

16. The Company's products are liable to excise duty effective March 1, 2001, and accordingly, the value of closing stock of finished goods includes Rs. 2,544 towards excise duty, which, however, does not have any impact on the loss for the year.

17. Appropriation towards Debenture Redemption Reserve, in terms of the provisions of the Debenture Trust Deed, could not be made in the absence of profits.

18. Pursuant to The Companies (Amendment) Act, 2000, the Company, which was hitherto a deemed public company, is now a public company, by virtue of being a subsidiary of The Arvind Mills Limited, a public company.

19. The Company is in the process of appointing a Managing/Whole-time Director under the provisions of Companies Act, 1956.

20. Names of SSI undertakings to whom the Company owes a sum exceeding Rupees one lakh, which is outstanding for more than thirty days:

(a) Afnosh Packaging Industries
(b) Akshay Packaging Industries
(c) Bajaj Packlines
(d) Brama Nayaki Packaging Company
(e) Durga Flexo Polygrafs
(f) Mangal Plastic Udyog
(g) Rajhans Printers
(h) Spectra Polymers (Bangalore)
(i) Sudarshan Containers
(j) Tirupathi Adhesives Private Limited
(k) United Precision Plastics
(l) Video Shack

21. During the year, there has been no purchase of machinery spares of irregular usage.

22. The Company has received representation from N.S. Kannan, a Director of the Company appointed with effect from April 4, 2000 that he is a Director of a company, "the defaulting company", prima facie, not complying with the requirements under Section 274(1)(g)(B) of the Companies Act, 1956. In terms of a legal opinion obtained, such non compliance does not result in disqualification if he resigns his directorship before expiry of the period of twelve months during the which the failure continues.

23. The Profit and Loss Account for the current period is for the year ended Marach 31, 2001, while that of the previous period was for three months ended March 31, 2000, and accordingly, the figures are not comparable.

24. Amounts mentioned in Notes on Accounts and other Schedules are all in Rupees Thousands except for those in notes on Schedules 1, 3 and 6.

25. Previous period's figures have been reclassified/regrouped wherever necessary.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

20. Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

I. Registration details

Registration No.	25863
State Code	04
Balance Sheet Date	31-03-2001

II. Capital raised during the year (Amount in Rs. '000)

Public Issue
Rights Issue
Bonus Issue
Private Placement

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. '000)

Total Liabilities	2,612,987
Total Assets	3,394,845
SOURCES OF FUNDS	
Paid-up Capital	300,000
Reserves & Surplus	1,198,641
Secured Loans	2,130,925
Unsecured Loans	78,377
APPLICATION OF FUNDS	
Net Fixed Assets*	1,024,780
Investments	1,630,044
* Including Capital Work-in-Progress: Rs. 41	
Net Current Assets	336,336
Misc. Expenditure	236,842
Accumulated Losses	479,941

IV. Performance of the Company (Amount in Rs. '000)

Turnover*	1,146,197
Total Expenditure	1,574,723
* Including Other Income Rs. 41,914	
Profit/(Loss) before tax	(428,526)
Profit/(Loss) after tax	(428,526)
Earnings per share (in Rs.) (Equity)	
Dividend @% (Equity)	

V. Generic Names of Three Principal Products, Services of the Company (as per monetary terms)

Item Code No. (ITC Code)	620000
Product Description	Readymade Garments

Signatures to the Schedules 1 to 20 forming part of the Balance Sheet and Profit and Loss Account

G.M. MIRCHANDANI
Director

SANJAY S. LALBHAI
Director

K.E. VENKATACHALAPATHY
Company Secretary

Ahmedabad, 4th September, 2001

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the Twelfth Annual Report along with the audited financial statements for the year ended 31st March, 2001.

	(Rs. in Lacs)	
	2000-2001	1999-2000
Sales & other Income	4,990.85	4,809.95
Operating Profit	516.46	630.11
Profit before Depreciation	273.90	464.62
Less : Depreciation	86.82	69.69
Profit for the year	187.08	394.93
Provision for Tax	19.20	59.89
Profit after Tax	167.88	335.04
Balance as per last year's Balance Sheet	170.98	162.58
Profit available for Appropriation	338.86	497.62
Transfer to General Reserve		39.43
Interim Dividend (including Dividend Tax)	—	287.21
Balance Profit Carried Forward	338.86	170.98

REVIEW OF OPERATIONS :

During the year under review, sales turnover of the Company grew marginally from Rs. 4,744.81 lakhs during 1999-2000 to Rs. 4,876.94 lakhs. The economic downturn in the US economy from mid 2000 onwards and the subsequent stock market crash, has adversely affected the Indian market sentiments. In order to induce the Indian consumers to buy premium garments like Arrow, the Company had to run schemes to maintain the sales. Added to this, there was a general increase in the operating expenses and interest, which resulted in a profit after tax of Rs. 167.88 lakhs as against Rs. 335.04 lakhs in the previous year.

Government of India introduced excise duty on garments from 1st March, 2001 at a time when the industry is struggling on account of economic downturn. Garment manufacturing was removed from the SSI reservation on 1st January, 2001 and within two months, the imposition of 16% excise has crippled the whole industry. The industry made several representations to the Government to reduce the excise duty impact and the Company is hopeful that the Government will do the needful.

Arrow products were so far marketed through exclusive outlets and large departmental stores only. In order to boost sales, the Company has started selling its products through the top premium multi-brand stores also. This will give the necessary growth in the sales volumes in the current year. The Company is also launching Arrow 150 years collection to commemorate 150 years of its existence since 1851.

EXPORTS :

The Company's export turnover increased from Rs. 163.38 lakhs in the previous year to Rs. 215.85 lakhs in the year under review. The Company is planning to improve its export performance in its Middle East markets in the current year too.

DIVIDEND :

Since there is a drop in net profits compared to last year, your Directors are not recommending any dividend for the year 2000-01.

FIXED DEPOSITS :

The Company has not accepted or renewed any deposits during the year under review. The deposits outstanding as at March 31, 2001 was NIL.

DIRECTORS :

During the year Mr. Samveg A. Lalbhai and Mr. Tarun Sheth, Directors retire by rotation and being eligible offer themselves for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT :

Pursuant to the requirements of Section 217(2AA) of the Companies Act, 1956, with respect to the Directors responsibility statement, it is hereby confirmed that :

1. In the preparation of annual accounts for the year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation to material departures.
2. The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair few of the state of affairs of the Company at the end of the financial year and of the Profit of the Company for the year ended 31st March, 2001.
3. The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4. The Directors had prepared the accounts for the financial year ended 31st March, 2001 on a going concern basis.

PARTICULARS OF EMPLOYEES :

The statement of particulars pursuant to Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 is NIL.

PARTICULARS OF CONSERVATION OF ENERGY ETC. :

The statement of particulars with respect to Conservation of Energy, Technology Absorption and Foreign Earnings and Outgo pursuant to Section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of the Board of the Directors) Rules, 1988 is annexed hereto as Annexure I which forms part of this Report.

AUDITORS :

M/s. Price Waterhouse & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their willingness to accept the office of the Auditors, if re-appointed. They have furnished a certificate to the effect that the proposed appointment, if made, will be in accordance with the provisions of Section 224 of the Companies Act, 1956.

ACKNOWLEDGEMENT :

Your Directors are thankful to Industrial Development Bank of India and to the Company's bankers State Bank of India, Corporation Bank and Bank Muscat for their continued financial support. Your Directors also acknowledge the vital role played by its employees in sustaining the operations of the Company in these difficult times.

On behalf of the Board

SANJAY S. LALBHAI
Chairman

Ahmedabad, 4th September, 2001

AUDITORS' REPORT

1. We report that we have audited the attached Balance Sheet of **Arvind Clothing Limited**, as at March 31, 2001 and the relative Profit and Loss Account for the year ended on that date, both of which we have signed under reference to this report and the above mentioned accounts are in agreement with the books of account.
2. In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and the Profit and Loss Account, together with the notes thereon/attached thereto and the statement on significant accounting policies, give, in the prescribed manner, the information required by the Companies Act, 1956 of India (the Act) and also give respectively, a true and fair view of the state of the Company's affairs as at March 31, 2001 and its profit for the year ended on that date.
3. We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for our audit. In our opinion, proper books of account have been kept as required by law so far as appears from our examination of the books.
4. In our opinion, these accounts have been prepared in compliance with the applicable Accounting Standards referred to in Section 211(3C) of the Act.
5. Based on representation made by all the Directors of the Company and the information and explanations as made available, directors of the Company do not prima facie have any disqualification as referred to in clause (g) of sub-section (1) to Section 274 of the Act.
6. **As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 dated September 7, 1988 issued by the Central Government of India and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :**

6.1 a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.

b) The fixed assets of the Company are physically verified by the management according to a phased programme designed to cover all items over a period of three years. Pursuant to the programme, physical verification was carried out during the year and this revealed no material discrepancies.

6.2 The fixed assets of the Company have not been revalued during the year.

6.3 The stock-in-trade, stores, spare parts and raw materials, packing material and accessories of the Company at all its locations have been physically verified/confirmed by the management during the year.

6.4 In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

6.5 The discrepancies between physical stocks and book stocks, which have been properly dealt with in the books of account, were not material.

6.6 In our opinion, the valuation of stock-in-trade, stores, spare parts and raw materials, packing material and accessories have been fair and proper in accordance with the normally accepted accounting principles in India and read with Note 15 on Schedule 18 is on the same basis as in the proceeding year.

6.7 The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Act.

6.8 The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Act.

6.9 The Company has given loans or advances in the nature of loans only to its employees and they are repaying the principal amounts as stipulated and are also regular in payment of interest, wherever applicable.

6.10 In our opinion in general there is, an adequate internal control procedure, commensurate with the size of the Company and the nature of its business, for purchase of store, raw material, packing material and accessories, plant and machinery, equipment and similar assets and for sale of goods.

6.11 The Company has not purchased goods and materials and sold goods, materials and services aggregating during the year Rs. 50,000 or more in value from/to any of the parties listed in the register maintained under Section 301 of the Act except for the purchase of goods to the extent of Rs. 153,783,697 and sale of services to the extent of Rs. 11,847,995 which, as explained by the management of the Company, were of specialised nature, where no comparable prices were available.

6.12 The Company has a system of determining unserviceable or damaged stores, raw material including packing material and accessories or stock-in-trade, on the basis of technical evaluation and on such basis, in our opinion, adequate amounts have been written off such stocks in the accounts.

6.13 The Company has not accepted any deposits from the public.

6.14 In our opinion, reasonable records have been maintained by the Company for sale and disposal of realisable scrap, where applicable and significant. The Company has no by-products.

6.15 In our opinion, the Company's present internal audit system is commensurate with its size and nature of business.

6.16 The Central Government of India has not prescribed the maintenance of cost records by the Company under Section 209(1)(d) of the Act for any of its products.

6.17 The Company has generally been regular during the year in depositing Provident Fund and Employees' State Insurance dues, with the appropriate authorities in India.

6.18 At the last day of the financial year, there was no amount outstanding in respect of undisputed income tax, wealth tax, sale tax, customs duty and excise duty, which were due for more than six months from the date they became payable.

6.19 During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to the Profit and Loss Account, nor have been informed of any such case by the management other than those payable under contractual obligations and/or accepted business practices.

6.20 The Company is not a sick industrial Company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

6.21 In respect of services rendered :

i) In our opinion, the Company has a reasonable system of recording receipts, issues and consumption of material and stores and allocating materials and stores consumed to the relative job, commensurate with the size and nature of its business.

ii) Considering the nature of services rendered, it is not necessary at this stage to have a system of allocating man-hours utilized to the relative jobs.

iii) In our opinion, there is a reasonable system of authorisation at proper levels with necessary controls on issue of stores and the related system of internal control of the Company is commensurate with the size of the Company and the nature of its business.

6.22 In respect of trading activities :

Damaged goods have been determined pursuant to the Company's laid down procedures and a consequential adjustments, which have not been significant, have been made in the accounts.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

Bangalore, 7th September, 2001

BALANCE SHEET AS AT 31ST MARCH, 2001

(Rs. in Thousand)

	Schedule No.	As at 31.03.2001	As at 31.03.2000
I. SOURCES OF FUNDS			
Shareholders' Funds			
Capital	1	103,500	103,500
Reserves & Surplus	2	37,828	21,041
		141,328	124,541
Loan Funds			
Secured Loans	3	195,793	159,528
Unsecured Loan	4	—	170
		195,793	159,698
TOTAL		337,121	284,239
II. APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		145,696	139,182
Less : Depreciation		47,515	39,120
Net Block		98,181	100,062
Capital Work-in-progress		1,251	—
		99,432	100,062
Investments	6	—	6
Current Assets, Loans and Advances			
Inventories	7	194,569	163,807
Sundry Debtors	8	22,653	31,256
Cash and Bank Balances	9	8,111	17,580
Other Current Assets	10	4,838	4,020
Loans and Advances	11	119,511	58,157
		349,682	274,820
Less :			
Current Liabilities and Provisions	12		
Liabilities		109,638	89,279
Provisions		2,355	1,370
		111,993	90,649
Net Current Assets		237,689	184,171
TOTAL		337,121	284,239
Notes on Accounts	18		
Balance Sheet Abstract and Company's General Business Profile	19		

The schedules referred to above and the notes thereon form an integral part of the Account

This is the Balance Sheet referred to in our report of even date

On behalf of the Board

For **PRICE WATERHOUSE & CO.**
Chartered Accountants

S. DUTTA	**G.M. MIRCHANDANI**	**SANJAY S. LALBHAI**
Partner	Director	Director
Bangalore,	Ahmedabad,	
7th September, 2001	4th September, 2001	

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2001

(Rs. in Thousand)

	Schedule No.	Year ended 31.03.2001	Year ended 31.03.2000
INCOME			
Sales and Services	13	487,694	474,481
Other Income	14	11,391	6,514
TOTAL		499,085	480,995
EXPENDITURE			
Cost of Materials	15	173,218	181,383
Operating and Other Expenses	16	264,694	236,601
Excise Duty (Schedule 18 Note 15)		9,528	—
Depreciation		8,682	6,969
Interest	17	24,256	16,549
		480,378	441,502
PROFIT BEFORE TAXATION		18,707	39,493
Provision for taxation (Schedule 18 Note 17)		1,920	5,989
PROFIT AFTER TAXATION		16,787	33,504
Balance brought forward from previous year		17,098	16,258
TOTAL		33,885	49,762
Transfer to General Reserve		—	3,943
Interim Dividend Paid		—	25,875
Tax on Interim Dividend		—	2,846
Balance carried to Balance Sheet		33,885	17,098
TOTAL		33,885	49,762
Notes on Accounts	18		
Balance Sheet Abstract and Company's General Business Profile	19		

The schedules referred to above and the notes thereon form an integral part of the Account

This is the Profit and Loss Account referred to in our report of even date

On behalf of the Board

For **PRICE WATERHOUSE & CO.**
Chartered Accountants

S. DUTTA	**G.M. MIRCHANDANI**	**SANJAY S. LALBHAI**
Partner	Director	Director
Bangalore,	Ahmedabad,	
7th September, 2001	4th September, 2001	

SCHEDULES FORMING PART OF THE ACCOUNTS

	(Rs. in Thousands) As at 31st March, 2001		As at 31st March, 2000
1. CAPITAL			
AUTHORISED			
10,910,000 (2000: 10,910,000) Equity Shares of Rs. 10 each		109,100	109,100
90,000 (2000: 90,000) Unclassified Share of Rs. 10 each		900	900
		110,000	110,000
ISSUED, SUBSCRIBED AND PAID UP			
10,350,000 (2000: 10,350,000) Equity Shares of Rs. 10 each fully paid up		103,500	103,500
		103,500	103,500
Note : Of the above shares, 10,349,998 (2000: 10,349,998) Shares are held by Arvind Brands Limited, the holding Company			
2. RESERVES AND SURPLUS			
GENERAL RESERVE			
As per last Balance Sheet	3,943		
Add : Transfer from Profit and Loss Account	—	3,943	3,943
Balance in Profit and Loss Account		33,885	17,098
TOTAL		37,828	21,041
3. SECURED LOANS			
TERMS LOANS			
From Financial Institutions [Note (i)]		62,500	62,500
[Repayable within one year Rs. 12,500 (2000: Rs. Nil)]			
Interest Accrued and Due thereon		54	336

	(Rs. in Thousands) As at 31st March, 2001	As at 31st March, 2000
HIRE PURCHASE LOANS [Note (ii)]		
From a Bank	1,879	2,377
[Repayable within one year Rs. 573 (2000: Rs. 495)]		
From a Finance Company	617	
[Repayable witin one year: Rs. 230 (2000 : Rs. Nil)]		
BANK BORROWINGS [Note (iii)] [Include Foreign Currency Non-Resident Bank (FCNRB) loan of Rs. 80,214 (2000: Rs. 76,463)]	130,743	94,315
	195,793	159,528

NOTES :

(i) Secured by some of the Company's immovable properties, by deposit of title deeds and also by hypothecation of the Company's all movable properties (except book debts), both present and future. The charge is, however, subject to prior charges created in respect of certain loans from a bank and a finance company as referred in note (ii) and bank borrowings as referred in note (iii) below.

(ii) Secured by the hypothecation of related vehicles.

(iii) Secured by a first charge on stocks and receivables and by a second charge on immovable properties referred to in note (i) above.

	As at 31st March, 2001	As at 31st March, 2000
4. UNSECURED LOANS		
From a Company	—	170
TOTAL	—	170

SCHEDULES FORMING PART OF THE ACCOUNTS

5. FIXED ASSETS [Sehedule 18 Note 1 (ii) & (iii)] (Rs. in Thousands)

Description	GROSS BLOCK - AT COST As at 1.4.2000	Additions	Deductions	As at 31.3.2001	DEPRECIATION Upto 31.3.2000	Additions	Deductions	Upto 31.3.2001	NET BLOCK As at 31.3.2001	As at 31.3.2000
Land - Freehold	11,623	—	—	11,623	—	—	—	—	11,623	11,623
Buildings	36,454	1,713	—	38,167	7,901	1,196	—	9,097	29,070	28,553
Leasehold Improvements	4,592	537	—	5,129	357	611	—	968	4,161	4,235
Plant and Machinery	56,394	1,655	—	58,049	17,404	3,057	—	20,461	37,588	38,990
Data Processing Equipment	12,619	1,533	—	14,152	8,007	1,554	—	9,561	4,591	4,612
Office Equipment	3,450	243	229	3,464	923	575	56	1,442	2,022	2,527
Furniture and Fixtures	8,948	595	199	9,344	3,659	1,166	104	4,721	4,623	5,289
Vehicles	5,102	876	210	5,768	869	523	127	1,265	4,503	4,233
TOTAL	139,182	7,152	638	145,696	39,120	8,682	287	47,515	98,181	100,062
Previous Year	129,240	11,941	1,999	139,182	32,757	6,969	606	39,120		
Capital Work-in-Progress [including Capital Advances Rs. 1,251 (2000: Rs. Nil)]									1,251	—
									99,432	100,062

(Rs. in Thousands)

	As at 31st March, 2001	As at 31st March, 2000
6. INVESTMENTS - [Schedule 18 Note 1 (iv)]		
[Long Term, Act cost, Unquoted]		
Other than Trade		
National Savings Certificates		
(Written off during the year Rs. 5)	—	5
Indira Vikas Patra		
(Written off during the year Rs. 1)	—	1
TOTAL	—	6
7. INVENTORIES [Schedule 18 Note 1 (v)]		
Stores & Spares	671	1,966
Raw Materials, Packing Material and Accessories [Includes in Transit Rs. 7,220 (2000: Rs. 4,907)] [With third parties Rs. 5,426 (2000: 613)]	22,077	20,587
Work-in-Progress	23,276	10,433
Stock-in-Trade:		
Finished Goods [Including in-transit: Rs. 10,709 (2000: Rs. 313)]	137,297	119,039
Trade Items [Including in-transit: Rs. 737 (2000: Rs. 5)]	11,248	11,782
TOTAL	194,569	163,807

(Rs. in Thousands)

	As at 31st March, 2001	As at 31st March, 2000
8. SUNDRY DEBTORS		
[Unsecured]		
Exceeding six months		
Considered Good	—	716
Considered Doubtful	2,434	1,471
Other Debts :		
Considered Good	22,653	30,540
	25,087	32,727
Less: Provision for Doubtful Debts	2,434	1,471
TOTAL	22,653	31,256
9. CASH AND BANK BALANCE		
Cash on Hand	908	222
Balances with Schedule Banks:		
Current Accounts [Including in Exchange Earners Foreign Currency Account Rs. 1,713 (2000: Rs. 3,166) and Funds-in-Transit Rs. 1,916 (2000: Rs. 2,480)]	7,121	14,133
Term Deposits [Including in Exchange Earners Foreign Currency Account Rs. Nil (2000: Rs. 2,605) [Lodged with Government Authorities Rs. 16 (2000: Rs. 125)] and in Margin Money Account Rs. 66 (2000: Rs. 110)	82	3,225
TOTAL	8,111	17,580
10. OTHER CURRENT ASSETS		
[Unsecured, Considered Good]		
Deposit with Excise	1	—
Other Deposits	4,833	3,976
Interest Accrued	4	4
TOTAL	4,838	4,020

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Thousands)

		As at 31st March, 2001		As at 31st March, 2000
11. LOANS AND ADVANCES				
[Unsecured, Considered Good]				
Loans to Employees		4,955		4,894
Prepaid Expenses		4,006		2,320
Advances recoverable in cash or in kind or for value to be received [Including Rs. 305 Considered doubtful (2000: Rs. 403)] [Note below]		108,083		51,346
Less: Provision for Doubtful Advances	305	107,778	403	50,943
Advanced Tax (Net of Provisions)		2,772		—
TOTAL		**119,511**		58,157

Note: Includes Advances to a Director of the Company Rs. 31 (2000: Rs. 264) [Maximum amount due at anytime of the year Rs. 264]

	As at 31st March, 2001	As at 31st March, 2000
12. CURRENT LIABILITIES AND PROVISIONS		
LIABILITIES		
Sundry Creditors		
Small Scale Industrial Undertakings (Schedule 18 Note 14)	1,979	380
Others	81,279	66,148
Other Liabilities	26,380	22,751
	109,638	89,279
PROVISIONS		
Taxation (Net of Payments)	—	483
Others	2,355	887
TOTAL	**2,355**	1,370

	As at 31st March, 2001	As at 31st March, 2000
13. SALES AND SERVICES		
[Schedule 18 Note 1 (vii)]		
Manufactured Goods	445,946	443,115
Traded Items	29,900	30,382
Job Work Charges	11,848	984
TOTAL	**487,694**	474,481

	As at 31st March, 2001	As at 31st March, 2000
14. OTHER INCOME		
Interest from Banks (Gross) [Tax Deducted at Source Rs. 16 (2000: Rs. 18)]	60	84
Interest - Others (Gross)	98	514
Duty Drawback, Sale of Quota on Exports	2,559	2,497
Liabilities no longer required written back	2,734	—
Miscellaneous Income	5,940	3,419
TOTAL	**11,391**	6,514

		As at 31st March, 2001		As at 31st March, 2000
15. COST OF MATERIALS				
Raw Materials, Packing Materials and Accessories consumed		189,263		200,967
Traded Items		15,056		21,422
Movements in Stock :				
Opening Stock:				
Finished Goods	119,039		78,641	
Work-in-Progress	10,433		9,825	
	129,472		88,466	
Closing Stock:				
Finished Goods	137,297		119,039	
Work-in-Progress	23,276		10,433	
	160,573		129,472	
(Increase)/Decrease		(31,101)		(41,006)
TOTAL		**173,218**		181,383

		As at 31st March, 2001	As at 31st March, 2000
16. OPERATING AND OTHER EXPENSES			
Salaries, Wages and Bonus [Including provisions Rs. 1,366 (2000: Rs. 162)]		15,609 *	17,537*
Contribution to Provident Fund and Other Funds [Including Provision Rs. 102 (2000: Rs. Nil)]		2,991	3,084
Staff Welfare Expenses		1,398 *	1,479*
		19,998	22,100
Rent		7,425 *	4,762*
Rates and Taxes		1,345 *	1,551*
Insurance		2,121 *	1,908*
Power and Fuel		1,919 *	1,793
Stores and Spares		2,510 *	1,599
Repairs and Maintenance :			
	Buildings	491 *	121*
	Plant and Machinery	577 *	462*
	Others	2,125 *	1,242*
Job Work Charges		16,003 *	13,659
Legal and Professional Expenses		2,697 *	2,421*
Communication Expenses		2,589 *	2,939*
Travelling and Conveyance		5,091 *	4,522*
Commission on Sales		67,661	63,474
Sales Tax and Turnover Tax		21,675	20,203
Advertisement Expenses		51,408 *	50,491*
Exhibition Sales Expenses		18,780	10,506
Freight and Clearing Charges		8,162 *	7,709*
Royalty		16,368	14,970
Provision for Doubtful Debts and Advances (Net)		865	—
Bad Debts written of		3,464	—
Irrecoverable Advances written off		137	—
Investments written off		6	—
Loss on sale/Scrapping of Fixed Assets (Net)		53	468
Exchange Loss (Net)		2,007	1,508
Miscellaneous Expenses		9,217 *	8,193*
TOTAL		**264,694**	236,601

* Net of recovery from Arvind Brands Limited, Arvind Fashions Limited and The Arvind Mills Limited aggregating to Rs. 16,566 (2000: 13,103) (Schedule 18 Note 4).

	As at 31st March, 2001	As at 31st March, 2000
17. INTEREST		
Fixed Loans	10,053	6,358
Others	14,203	10,191
TOTAL	**24,256**	16,549

SCHEDULES FORMING PART OF THE ACCOUNTS

18. NOTES ON ACCOUNTS

1. STATEMENT ON SIGNIFICANT ACCOUNTING POLICIES

(i) Method of Accounting

The Company adopts the historical cost concept and accrual basis in the preparation of its accounts.

(ii) Fixed Assets

Fixed assets are stated at their original cost of acquisition and subsequent improvements thereto including taxes, duties, freight and other incidental expenses related to acquisition and installation of the assets concerned.

(iii) Depreciation

Depreciation is provided on the Straight Line Method (SLM) at the rates prescribed in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation, except for assets capitalized prior to December 20, 1993, which continue to be depreciated at old rates in terms of Circular No. 14/93 dated December 20, 1993 issued by Department of Company Affairs and the following, which are based on management's estimate of useful life of assets concerned :

a) Furniture and Fixtures at employees' residence are depreciated at the rate of 18%.

b) Fixtures at showrooms are depreciated over the period of technical assistance agreement of branded products or the lease period of rented properties, whichever is lower.

Leasehold Improvements are amortised over the period of lease.

Machinery spares of irregular usage are amortised over a period of four years or the estimated useful life of the Plant and Machinery, whichever is lower (Note 16 below).

(iv) Investments

Long term investments are stated at cost except in the case of a permanent diminution in value where cost is written down. Current investments are stated at lower of cost and realisable value.

(v) Inventories

Inventories (net of CENVAT) are valued at lower of cost and net realisable value. The costs are, in general, ascertained under moving weighted average method.

(vi) Foreign Currency Transactions

Transactions in foreign currency are recognised at the rates of exchange ruling on the dates of the transactions.

Foreign currency liabilities contracted for acquiring fixed assets are restated at the forward contracted rates/rates ruling at the year end and all exchange differences arising as a result of such restatement are adjusted to the cost of fixed assets.

All other foreign currency liabilities/assets are restated at the forward contracted rates/rates ruling at the year end and all exchange gains/losses arising therefrom are adjusted to the Profit and Loss Account except those covered by forward contracted rates where the gains/losses arising on such restatements are recognised over the period of such contract.

(vii) Revenue Recognition

Sales and recognised on despatch to customers. Sales are inclusive of excise duty and sales tax (Note 15 below).

Services are recognised when those are rendered.

(viii) Retirement and Other Benefits

Retirement benefits are paid to the approved funds maintained on behalf of the Company as per the statutes/amounts advised by the funds, except for gratuity and leave encashment liability, which are accounted for on the basis of actuarial valuation.

(Rs. in Thousands)

		2001	2000
2.	Estimated amount of contracts to be executed on capital account (net of advances) and not provided for	1,010	190
3.	Contingent Liabilities :		
	(i) Bank Guarantees	660	–
	(ii) Guarantees given by the Company on behalf of other persons	Nil	421
	(iii) Property Tax	Nil	650

4. The Company has an arrangement with Arvind Brands Limited (ABL) and Arvind Fashions Limited (AFL) for sharing certain common facilities, and the amount payable on these accounts aggregating to Rs. 31,223 (2000: Rs. 24,757) have been expensed under appropriate revenue heads of account.

Similarly, the Company has incurred expenses on behalf of ABL, AFL and The Arvind Mills Limited (AML) and the reimbursement of proportionate expenses aggregating to Rs. 16,566 (2000: Rs. 13,103) have been netted off against the respective heads of expenditure in Schedule 16.

5. Particulars of Capacity and Production :

(Rs. in Thousands)

Class of Goods	Units	Licenced Capacity [Note (i)]	Installed Capacity [Note (ii)]	Actual Production
Readymade Garments - Tops	Numbers	960,000 (960,000)	900,000 (900,000)	478,175 (600,429)
Readymade Garments - Bottoms [Note (iii)]	Numbers	N.A.	Job Work	66,700 (75,258)
				544,875 (675,687)

Notes :

(i) The capacities specified under 'Licensed capacity' are the capacities as per the carry on business licenses, registration letters and industrial licences, issued under The Industries (Development & Regulation) Act, 1951. However, licensing of products of the Company has since been discontinued.

(ii) Installed capacity is as certified by the management and relied upon by the auditors, being a technical matter.

(iii) Production quantity include 146,495 (15,282) numbers produced though job workers.

(iv) Figures in brackets are in respect of the previous year.

SCHEDULES FORMING PART OF THE ACCOUNTS

6. Particular of Stocks and Turnover : (Rs. in Thousands)

Class of Goods	Opening Stock Quantity (Numbers)	Opening Stock Value	Turnover Quantity (Numbers)	Turnover Value	Closing Stock Quantity (Numbers)	Closing Stock Value
(i) Manufactured						
Readymade Garments - Tops	**273,547**	**105,971**	**476,078**	**380,920**	**275,644**	**122,860**
	(189,149)	(66,708)	(516,031)	(388,572)	(273,547)	(105,971)
Readymade Garments - Bottoms	**35,839**	**13,068**	**66,748**	**65,026**	**35,791**	**14,437**
	(27,982)	(11,933)	(67,401)	(54,543)	(35,839)	(13,068)
		119,039		**445,946**		**137,297**
		(78,641)		(443,115)		(119,039)
(ii) Traded						
Readymade Garments - Tops	**26,197**	**6,674**	**36,477**	**19,183**	**17,941**	**5,423**
	(13,264)	(3,638)	(51,132)	(19,488)	(26,197)	(6,674)
Readymade Garments - Bottoms	**—**	**—**	**3,004**	**2,043**	**—**	**—**
	(—)	(—)	(144)	(40)	(—)	(—)
Accessories						
Ties	**7,415**	**1,798**	**12,219**	**4,655**	**8,373**	**1,486**
	(6,355)	(1,885)	(24,848)	(6,541)	(7,415)	(1,798)
Belts	**8,070**	**2,069**	**6,280**	**1,315**	**12,653**	**3,305**
	(3,918)	(969)	(3,016)	(1,258)	(8,070)	(2,069)
Others [Note (i)]		**1,241**		**2,704**		**1,034**
		(497)		(3,055)		(1,241)
		11,782		**29,900**		**11,248**
		(6,989)		(30,382)		(11,782)

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total purchases, quantitative details cannot be given.
(ii) Closing stock is after adjustment for shortage/excess, write-off, etc.
(iii) Figures in brackets relate to previous year.

7. Particulars of Purchase of Stock-in-Trade : (Rs. in Thousands)

Class of Goods	Quantity (Numbers)	Value
Readymade Garments - Tops	**28,221**	**7,584**
	(64,065)	(15,524)
Readymade Garments - Bottoms	**3,004**	**534**
	(144)	(43)
Accessories		
Ties	**13,177**	**2,236**
	(25,908)	(5,957)
Belts	**10,863**	**2,807**
	(7,168)	(1,874)
Others [Note (i)]		**1,361**
		(2,817)
		14,522
		(26,215)

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total sales and closing stock, quantitative details cannot be given.
(ii) Figures in brackets relate to previous year.

8. Analysis of Raw Material, Packing Material and Accessories consumed :

	Unit	2001 Quantity	2001 Value	2000 Quantity	2000 Value
Fabrics	Meters	**991,646**	**153,768**	1,167,101	170,807
Packing Materials			**15,453**		13,556
Accessories [Note (i)]			**20,042**		16,604
			189,263		200,967
Whereof :		%	Value	%	Value
Imported		**1**	**1,922**	0.11	207
Indigenous		**99**	**187,341**	99.89	200,760
		100	**189,263**	100	200,967

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total consumption, quantitative details cannot be given.
(ii) The value of raw materials, packing materials and accessories consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage/excess, write-off, etc.

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Thousands)

9. Consumption of Stores and Spare Parts :

	2001 %	2001 Value	2000 %	2000 Value
Imported	—	—	2	34
Indigenous	100	2,510	98	1,565
	100	2,510	100	1,599

Note : The value of stores and spare parts consumed has been arrived at on *the basis of opening stock plus purchases less closing stock. Consumption* therefore includes adjustment for shortage/excess, write-off, etc.

	2001	2000
10. Value of Imports on C.I.F. Basis :		
Capital Goods	4,356	—
Raw materials and accessories	1,105	10,207
Stores and Spares	—	48
11. Expenditure in Foreign Currency :		
Royalty (Net of Tax)	13,913	12,725
Travel	2,240	—
Advertisement	5,792	4,134
Others	135	691
12. Earnings in Foreign Currency :		
FOB Value of Exports	21,585	16,338
13. Auditors' Remuneration [included under Legal and Professional Charges in Schedule 16]*		
Audit Fees	500	250
Tax Audit Fees	—	60
Reimbursement of Out-of-Pocket Expenses	—	21

* Excluding Service Tax

14. Names of SSI Undertakings to whom the Company owes a sum exceeding Rupees one lakh, which is outstanding for more than thirty days :
   a) United Precision Plastics
   b) Mukand Industrials
   c) Mangal Plastic Udyog
   d) Bramanayaki Packaging Company
   e) Anupoly Industries
   f) R S Enterprises

15. The Company's products are liable to excise duty effective March 1, 2001, and accordingly, the value of closing stock of finished goods for the year includes Rs. 9,528 towards excise duty, which, however, does not have any impact on the profit for the year.

16. During the year, there has been no purchase of machinery spares of irregular usage.

17. Provision for taxation made in the accounts for the current year :
   (i) Is after adjusting the Minimum Alternate Tax (MAT) of Rs. 4,091 (2000: Rs. Nil) provided in earlier years, which is in accordance with the provisions of the Income Tax Act, 1961.
   (ii) Includes provision for wealth tax Rs. 76 (2000: Rs. 69).

18. Pursuant to the Companies (Amendment) Act, 2000, the Company which was hitherto a deemed public company, is now a public company, by virtue of being a subsidiary of a public company.

19. The Company is in the process of appointing a Managing Director/Whole-time Director as required under the provisions of the Companies Act, 1956.

20. The Company is in the process of appointing a Company Secretary under the provisions of the Companies Act, 1956.

21. Amounts mentioned in Notes on Accounts and other Schedules are all in Rupees Thousands except for those in notes on Schedule 1.

22. Previous year's figures have been reclassified/regrouped wherever necessary.

Signatures to Schedules 1 to 18

As per our report attached

On behalf of the Board

For **PRICE WATERHOUSE & CO.**
Chartered Accountants

S. DUTTA
Partner

G.M. MIRCHANDANI
Director

SANJAY S. LALBHAI
Director

Ahmedabad, 4th September, 2001

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1. Registration Details

Registration No.	13042
State Code No.	04
Balance Sheet Date	31.03.2001

2. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

3. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	307,786
Total Assets	449,114

Sources of Funds

Paid up Capital	103,500
Reserves and Surplus	37,828
Secured Loans	195,793
Unsecured Loans	Nil

Application of Funds

Net Fixed Assets	99,432
Investments	Nil
Net Current Assets	237,689
Misc. Expenditure	Nil
Accumulated Losses	Nil

4. Performance of Company (Amount in Rs. Thousands)

Turnover (Including other income Rs. 11,391 in thousands)	499,085
Total Expenditure	480,378
Profit/Loss Before Tax	18,707
Profit/Loss After Tax	16,787
Earning per Share (in Rs.)[Equity]	1.62
Dividend Rate % [Equity]	Nil

5. Generic Names of Three Principal Products/Services of the Company (As per monetary terms)

Item Code No. (ITC Code)	620000
Product Description	READYMADE GARMENTS

On behalf of the Board

Ahmedabad, 4th September, 2001

G.M. MIRCHANDANI
Director

SANJAY S. LALBHAI
Director

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the Fourteenth Annual Report along with the audited financial statements for the year ended 31st March, 2001.

(Rupees in Lacs)

Particulars	2000-2001	1999-2000
Sales & Other Income	6,075.23	6,095.07
Operating Profit	869.39	1,156.71
Profit before Depreciation	612.03	913.85
Less : Depreciation	135.18	76.09
Profit for the year	476.85	837.76
Provision for Tax	125.71	210.00
Profit After Tax	351.14	627.76
Balance as per last year's Balance Sheet	411.67	512.71
Profit available for Appropriation	762.81	1,140.47
Transfer to Genreal Reserve	—	62.80
Interim Dividend (Including Dividend Tax)	—	666.00
Balance Profit Carried Forward	762.81	411.67

REVIEW OF OPERATIONS

During the year under review, your Company recorded a sales turnover of Rs. 5,980.65 lakhs compared to Rs. 5,957.09 lakhs during the previous year. The stagnation in sales can be attributed to the poor market conditions prevailing in India since mid 2000 due to various reasons including the slow down in the US economy.

The Company launched Wrangler range of jeans and casual garments in November 2000 through exclusive outlets and departmental stores. The Wrangler product range was well received and the launch ad campaign was liked by the target consumers. The entire launch expenditure including the ad spend was written off fully during the year as a product policy. The Company also changed the depreciation policy, which increased the charge from Rs. 76.09 lakhs to Rs. 135.18 lakhs for the year under review. Therefore, the Company earned a profit after tax of Rs. 351.14 lakhs as against Rs. 627.76 lakhs in the previous year. Excise duty was introduced on garments from 1st March, 2001 which is a major blow on the Company's profitability and cash flows. Even though a portion of the burden has been passed on to the consumers, the Company i s taking steps to reduce costs wherever possible to maintain the profitability. The Company has also started selling its premium products through the top multi-brand stores in addition to its existing exclusive outlets and departmental stores. With this additional distribution network and Wrangler's first full year of operations, the Company is confident of bringing out better operating results in the current financial year.

EXPORTS

During the year under review your Company's export turnover increased to Rs. 176.38 from Rs. 104.66 lakhs during 1999-2000, mainly an account of contract exports.

DIVIDEND

As the internal accruals made during the year was required for the business expansion, your Directors are not recommending any dividend for the year under review.

FIXED DEPOSITS

The Company has not accepted or renewed any deposits during the year under review. The deposits outstanding as at March 31, 2001 was NIL.

DIRECTORS

During the year Mr. Samveg A. Lalbhai and Mr. Tarun Sheth, Directors retire by rotation and being eligible offer themselves for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirements of Section 217 (2AA) of the Companies Act, 1956, with respect to the Directors responsibility statement, it is hereby confirmed that :

1. In the preparation of annual accounts for the year ended 31st March, 2001, the applicable accounting standards have been followed along with proper explanation to material departures.
2. The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair few of the state of affairs of the Company at the end of the financial year and of the Profit of the Company for the year ended 31st March, 2001.
3. The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4. The Directors had prepared the accounts for the financial year ended 31st March, 2001 on a going concern basis.

PARTICULARS OF EMPLOYEES

The statement of particulars pursuant to Section 217 (2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 is NIL.

PARTICULARS OF CONSERVATION OF ENERGY ETC.

The statement of particulars with respect to conservation of energy, Technology absorption and Foreign Earnings and Outgo pursuant to Section 217(1) (e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of the Board of the Directors) Rules, 1988 is annexed hereto as Annexure I which forms part of this Report.

AUDITORS

M/s. Price Waterhouse & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their willingness to accept the office of the auditors, if re-appointed. They have furnished a certificate to the effect that the proposed appointment, if made, will be in accordance with the provisions of Section 224 of the Companies Act, 1956.

ACKNOWLEDGEMENTS

Yours Directors thank Industrial Development Bank of India, EXIM bank and your Company's bankers Corporation Bank, Bank of Baroda and Canara Bank for their continued financial support for the smooth operations of your Company. Your Director also thanks the team of employees for their dedication and commitment to the Company during these difficult times.

On behalf of the Board

SANJAY S. LALBHAI
Chairman

Ahmedabad, 4th September, 2001

AUDITORS' REPORT

1. We report that we have audited the attached Balance Sheet of **ARVIND FASHIONS LIMITED** as at March 31, 2001 and the relative Profit and Loss Account for the year ended on that date, both of which we have signed under reference to this report and the above mentioned accounts are in agreement with the books of account.

2. In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and the Profit and Loss Account, together with the notes thereon/attached thereto and the statement on significant accounting policies, give, in the prescribed manner, the information required by the Companies Act, 1956 of India (the Act) and also give respectively, a true and fair view of the state of the Company's affairs as at March 31, 2001 and its profit for the year ended on that date.

3. We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for our audit. In our opinion, proper books of account have been kept as required by law so far as appears from our examination of the books.

4. In our opinion, these accounts have been prepared in compliance with the applicable Accounting Standards referred to in Section 211(3C) of the Act.

5. Based on representation made by all the Directors of the Company and the information and explanations as made available Directors of the Company do not prima facie have any disqualification as referred to in clause (g) of sub-section (1) to Section 274 of the Act.

6. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 dated September 7, 1988 issued by the Central Government of India and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that:

6.1 a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.

b) The fixed assets of the Company are physically verified by the management according to a phased programme designed to cover all items over a period of three years. Pursuant to the programme, physical verification was carried out during the year and this revealed no material discrepancies.

6.2 The fixed assets of the Company have not been revalued during the year.

6.3 The stock-in-trade, stores, spare parts and raw materials, packing material and accessories of the Company at all its locations have been physically verified/confirmed by the management during the year.

6.4 In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

6.5 The discrepancies between physical stocks and book stocks, which have been properly dealt with in the books of account, were not material.

6.6 In our opinion, the valuation of stock-in-trade, stores, spare parts and raw materials, packing material and accessories have been fair and proper in accordance with the normally accepted accounting principles in India and read with Note 15 on Schedule 17 is on the same basis as in the proceeding year.

6.7 The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Act.

6.8 The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Act.

6.9 The Company has given loans or advances in the nature of loans only to its employees and they are repaying the principal amounts as stipulated and are also regular in payment of interest, wherever applicable.

6.10 In our opinion in general there is, an adequate internal control procedure, commensurate with the size of the Company and the nature of its business, for purchase of stores, raw material, packing material and accessories, plant and machinery, equipment and similar assets and for sale of goods.

6.11 The Company has not purchased goods and materials and sold goods, materials and services aggregating during the year Rs. 50,000 or more in value from/to any of the parties listed in the register maintained under Section 301 of the Act except for the purchase of goods to the extent of Rs. 96,483,650 and sale of services to the extent of Rs. 1,029,175 which, as explained by the management of the Company, were of specialised nature, where no comparable prices were available.

6.12 The Company has a system of determining unserviceable or damaged stores, raw material including packing material and accessories or stock-in-trade, on the basis of technical evaluation and on such basis, in our opinion, adequate amounts have been written off such stocks in the accounts.

6.13 The Company has not accepted any deposits from the public.

6.14 In our opinion, reasonable records have been maintained by the Company for sale and disposal of realisable scrap, where applicable and significant. The Company has no by-products.

6.15 In our opinion, the Company's present internal audit system is commensurate with its size and nature of business.

6.16 The Central Government of India has not prescribed the maintenance of cost records by the Company under Section 209(1)(d) of the Act for any of its products.

6.17 The Company has generally been regular during the year in depositing Provident Fund and Employees' State Insurance dues, with the appropriate authorities in India.

6.18 At the last day of financial year, there was no amount outstanding in respect of undisputed income tax, wealth tax, sale tax, customs duty and excise duty, which were due for more than six months from the date they became payable.

6.19 During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to the Profit and Loss Account, nor have been informed of any such case by the management other than those payable under contractual obligations and/or accepted business practices.

6.20 The Company is not a sick industrial Company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

6.21 In respect of services rendered –

i) In our opinion, the Company has a reasonable system of recording receipts, issues and consumption of material and stores and allocating materials and stores consumed to the relative job, commensurate with the size and nature of its business.

ii) Considering the nature of services rendered, it is not necessary at this stage to have a system of allocating man-hours utilized to the relative jobs.

iii) In our opinion, there is a reasonable system of authorisation at proper levels with necessary controls on issue of stores and the related system of internal control of the Company is commensurate with the size of the Company and the nature of its business.

6.22 In respect of trading activities:

Damaged goods have been determined pursuant to the Company's laid down procedures and a consequential adjustments, which have not been significant, have been made in the accounts.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

Bangalore, 7th September, 2001

BALANCE SHEET AS AT 31ST MARCH, 2001

(Rs. in Thousands)

	Sch. No.	As at 31.03.2001	As at 31.03.2000
I. SOURCES OF FUNDS			
Shareholders' Funds			
Capital	1	80,000	80,000
Reserves and Surplus	2	96,546	61,432
		176,546	141,432
Loan Funds			
Secured Loans	3	242,395	186,200
		242,395	186,200
TOTAL		418,941	327,632
II. APPLICATION OF FUNDS			
Fixed Assets	4		
Gross Block		225,673	176,522
Less : Depreciation		48,926	35,580
Net Block		176,747	140,942
Capital Work in Progress		3,147	88
		179,894	141,030
Investments	5	30	21
Current Assets, Loans and Advances			
Inventories	6	293,946	190,836
Sundry Debtors	7	29,376	50,407
Cash and Bank Balances	8	8,332	5,918
Other Current Assets	9	15,244	19,158
Loans and Advances	10	38,457	39,463
		385,355	305,782
Less : Current Liabilities and Provisions	11		
Liabilities		137,971	117,373
Provisions		8,367	1,828
		146,338	119,201
Net Current Assets		239,017	186,581
TOTAL		418,941	327,632
Notes on Accounts	17		
Balance Sheet Abstract and Company's General Business Profile	18		

The schedules referred to above and the notes thereon form an integral part of the accounts.

This is the Balance Sheet referred to in our report of even date

For **PRICE WATERHOUSE & CO.**
Chartered Accountants

S. DUTTA
Partner

Bangalore, September 7, 2001

On behalf of the Board

G.M. MIRCHANDANI *Director*
SANJAY S. LALBHAI *Director*

Ahmedabad, September 4, 2001

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2001

(Rs. in Thousands)

	Sch. No.	For the year ended 2001	For the year ended 2000
I. INCOME			
Sales and Services	12	598,085	595,709
Other income	13	9,438	13,798
TOTAL		607,523	609,507
II. EXPENDITURE			
Cost of Materials	14	167,871	192,546
Operating and Other Expenses	15	343,447	301,290
Excise Duty (Schedule 17 Note 15)		9,266	—
Depreciation		13,518	7,609
Interest	16	25,736	24,286
TOTAL		559,838	525,731
III. PROFIT BEFORE TAXATION		47,685	83,776
Provision for taxation [Net of Rs. 71 (2000: Rs. Nil) written back]		12,571	21,000
IV. PROFIT AFTER TAXATION		35,114	62,776
Balance brought forward from previous year		41,167	51,271
TOTAL		76,281	114,047
Transfer to Debenture Redemption Reserve		20,000	—
Transfer to General Reserve			6,280
Interim Dividend Paid			60,000
Tax on Dividend			6,600
V. BALANCE CARRIED TO BALANCE SHEET		56,281	41,167
TOTAL		76,281	114,047
Notes on Accounts	17		
Balance Sheet Abstract and Company's General Business Profile	18		

The schedules referred to above and the notes thereon form an integral part of the accounts.

This is the Profit and Loss Account referred to in our report of even date

For **PRICE WATERHOUSE & CO.**
Chartered Accountants

S. DUTTA
Partner

Bangalore, September 7, 2001

On behalf of the Board

G.M. MIRCHANDANI *Director*
SANJAY S. LALBHAI *Director*

Ahmedabad, September 4, 2001

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Thousands)

	As at 31st March, 2001		As at 31st March, 2000	
1. CAPITAL				
AUTHORISED				
10,000,000 (2000: 10,000,000) Equity Shares of Rs. 10 each		100,000		100,000
		100,000		**100,000**
ISSUED, SUBSCRIBED AND PAID UP				
8,000,000 (2000: 8,000,000) Equity Shares of Rs. 10 each fully paid up		80,000		80,000
TOTAL		**80,000**		**80,000**
Note : Of the above shares, 7,999,999 (2000: 7,999,999) Shares are held by Arvind Brands Limited, the holding Company.				
2. RESERVES AND SURPLUS				
CAPITAL RESERVE				
Debenture Redemption Transfer from Profit and Loss Account		20,000		—
GENERAL RESERVE				
As per last Balance Sheet	20,265		13,985	
Transfer from Profit and Loss Account	—	20,265	6,280	20,265
Balance in Profit and Loss Account		56,281		41,167
TOTAL		**96,546**		**61,432**
3. SECURED LOANS				
DEBENTURES [Note 1(i) and 2]				
600,000 (2000: 600,000) 16.5% privately placed Secured Redeemable Non-Convertible Debenture of Rs. 100 each		60,000		60,000
TERMS LOANS				
From Banks [Note 1(ii)] [Repayable within one year Rs. 1,374 thousands (2000: Rs. 20,000 thousands)]		14,474		20,000
HIRE PURCHASE LOANS [Note 1(iii)] [Repayable within one year Rs. 824 thousands (2000: Rs. 487 thousands)]		1,857		1,942
BANK BORROWINGS [Note 1(iv)] [Include Foreign Currency Non Resident Bank (FCNRB) loan of Rs. 54,420 thousands (2000: Rs. 50,255 thousands)]		166,064		104,258
TOTAL		**242,395**		**186,200**

NOTES :

1. NATURE OF SECURITY
   - (i) Secured by a first charge on all immovable and movable fixed assets of the Company subject to charges created for loans from banks and bank borrowings as referred in note (ii), (iii) and (iv) below.
   - (ii) Secured by a first charge on all the present and future plant and machineries and land and buildings ranking pari passu with the security for 16.5% Secured Redeemable Non-Convertible Debenture, and a collateral security by way of a second charge on inventories and book debts.
   - (iii) Secured by hypothecation of related vehicles.
   - (iv) Secured by a first charge on inventories and book debts.
2. TERMS OF REDEMPTION

   16.5% Secured Redeemable Non-Convertible Debenture of Rs. 100 each are redeemable at face value in three equal annual instalments due on April 1 in each of the financial year ending 2002, 2003 and 2004.

SCHEDULES FORMING PART OF THE ACCOUNTS

4. FIXED ASSETS [Sehedule 17 Note 1 (ii) & (iii)] (Rs. in Thousands)

Description	GROSS BLOCK - AT COST				DEPRECIATION				NET BLOCK	
	As at 1.4.2000	Additions	Deductions	As at 31.3.2001	As at 1.4.2000	Additions	Deductions	Upto 31.3.2001	As at 31.3.2001	As at 31.3.2000
Freehold Land (Note below)	11,594	—	—	**11,594**	—	—	—	—	**11,594**	11,594
Buildings	55,233	4,802	—	**60,035**	7,294	1,477	—	**8,771**	**51,264**	47,939
Leasehold Improvements	5,661	842	—	**6,503**	1,526	793	—	**2,319**	**4,184**	4,135
Plant and Machinery	74,606	468	—	**75,074**	17,335	3,541	—	**20,876**	**54,198**	57,271
Data Processing Equipment	8,491	1,853	—	**10,344**	5,040	1,678	—	**6,718**	**3,626**	3,451
Office Equipment	2,567	932	—	**3,499**	558	139	—	**697**	**2,802**	2,009
Furniture and Fixtures	14,973	15,195	250	**29,918**	3,538	2,452	53	**5,937**	**23,981**	11,435
Technical Know-how	—	24,513	—	**24,513**	—	3,095	—	**3,095**	**21,418**	—
Vehicles	3,397	1,128	332	**4,193**	289	343	119	**513**	**3,680**	3,108
TOTAL	176,522	49,733	582	**225,673**	35,580	13,518	172	**48,926**	**176,747**	140,942
Previous Year	168,277	8,245	—	176,522	27,971	7,609	—	35,580		
Capital work-in-progress (including Capital Advances Rs. 1,263 (2000: Rs. Nil)									**3,147**	88
									179,894	141,030

Note : Include Rs. 3,210 acquired on lease cum sale basis from Karnataka Industrial Area Development Board (KIADB) which is pending registration in favour of the Company.

(Rs. in Thousands)

	As at 31st March, 2001	As at 31st March, 2000
5. INVESTMENTS - [Schedule 17 Note 1 (iv)]		
[Long Term, At cost, Unquoted]		
Other than Trade		
National Savings Certificate [Lodged with Sales Tax Authorities Rs. 20 (2000: Rs. 10), Purchased during the year Rs. 10]	**30**	20
Indira Vikas Patra [Matured during the year Re. 1]	**—**	1
TOTAL	**30**	21
6. INVENTORIES [Schedule 17 Note 1 (v)]		
Stores & Spares	**3,742**	3,207
Raw Materials, Packing Material and Accessories [Including-in-transit Rs. 10,098 (2000: Rs. 1,275)] [With third parties Rs. 3,184 (2000: 4,897)]	**46,791**	22,509
Work-in-progress	**25,282**	14,918
Stock-in-Trade		
Finished Goods [including in-transit: Rs. 12,910 (2000: Rs. 5,829)]	**176,404**	124,724
Trade Items [including in-transit: Rs. 6,694 (2000: Rs. 550)]	**41,727**	25,478
TOTAL	**293,946**	190,836

(Rs. in Thousands)

	As at 31st March, 2001	As at 31st March, 2000
7. SUNDRY DEBTORS		
[Unsecured]		
Exceeding six months		
- Considered good	**995**	1,182
- Considered doubtful	**958**	890
Other debts : Considered good	**28,381**	49,225
	30,334	51,297
Less: Provision for doubtful debts	**958**	890
TOTAL	**29,376**	50,407
8. CASH AND BANK BALANCE		
Cash on hand	**68**	29
Balance with Scheduled Banks		
- Current Accounts [Including in Exchange Earners Foreign Currency Account Rs. 427 (2000: Rs. 1,592) and Funds-in-Transit Rs. 1,974 (2000: Rs. 1,615)]	**7,258**	5,883
- Term Deposits [Lodged as security with Government Authorities Rs. 6 (2000: Rs. 6)]	**1,006**	6
TOTAL	**8,332**	5,918
9. OTHER CURRENT ASSETS		
[Unsecured, considered good]		
Deposit with excise	**10**	—
Other deposits	**12,128**	14,988
Interest accrued	**3,106**	4,170
TOTAL	**15,244**	19,158

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Thousands)

		As at 31st March, 2001		As at 31st March, 2000
10. LOANS AND ADVANCES				
[Unsecured, considered good]				
Loans to Employees		3,663		3,646
Prepaid Expenses		—		8
Advances recoverable in cash or in kind or for value to be received		34,794		35,809
TOTAL		38,457		39,463
11. CURRENT LIABILITIES AND PROVISIONS				
a) LIABILITIES				
Sundry Creditors				
Small Scale Industrial (SSI) Undertakings (Schedule 17 Note 14)	4,472		1,843	
Others	104,385	108,857	77,382	79,225
Other Liabilities		26,673		37,378
Interest accrued but not due		2,441		770
		137,971		117,373
b) PROVISIONS				
Taxation (Net of Payments)		5,170		1,245
Others		3,197		583
TOTAL		8,367		1,828
12. SALES AND SERVICES				
[Schedule 17 Note 1 (vii)]				
Manufactured Goods		504,154		498,980
Traded Items		92,902		90,033
Job Work Charges		1,029		6,696
TOTAL		598,085		595,709
13. OTHER INCOME				
Interest - Others (Gross) [Tax Deducted at Source - Rs. Nil; (2000: Rs. 864)]		155		4,197
Duty Drawback on exports		2,643		1,600
Liabilities no longer required written back		1,437		1,774
Miscellaneous Income		5,203		6,227
TOTAL		9,438		13,798
14. COST OF MATERIALS				
Raw Materials, Packing Material and Accessories consumed		173,913		170,413
Traded Items		56,002		70,126
Movements in Stocks :				
Opening Stock :				
Finished Goods	124,724		83,909	
Work-in-Progress	14,918		7,740	
	139,642		91,649	
Closing Stock :				
Finished Goods	176,404		124,724	
Work-in-Progress	25,282		14,918	
	201,686		139,642	
(Increase)/Decrease		(62,044)		(47,993)
TOTAL		167,871		192,546

(Rs. in Thousands)

	As at 31st March, 2001	As at 31st March, 2000
15. OPERATING AND OTHER EXPENSES		
Salaries, Wages and Bonus [Including provisions Rs. 1,779 (2000: Rs. 529)]	19,175 *	14,137*
Contribution to provident and other funds [Including provision Rs. 836 (2000: Rs. Nil)	3,526 *	2,138*
Staff Welfare Expenses	389 *	313
	23,090	16,588
Rent	10,557 *	8,436*
Rates and Taxes	2,232 *	2,082
Insurance	2,074	1,930
Power and Fuel	11,318	9,341
Stores and Spares	14,698	10,014
Repair and Maintenance :		
- Buildings	125	11
- Plant and Machinery	690	513
- Others	2,399 *	1,620*
Job Work Charges	25,910 *	29,161
Legal and Professional Expenses	3,406 *	2,572
Communication Expenses	2,719 *	2,823
Travelling and Conveyance	2,535 *	3,138*
Commission on Sales	76,853 *	70,182
Sales tax and Turnover tax	23,909	22,641
Advertisement expenses	74,094 *	64,192*
Exhibition Sales expenses	17,036 *	10,435*
Freight	13,078 *	10,934*
Royalty	19,912	23,112
Provision for doubtful debts	68	—
Bad debts written off	2,064	—
Loss on sale/Scrapping of Fixed Assets (Net)	63	—
Exchange Loss (Net)	1,999	1,043
Debenture Issue Expenses	—	300
Miscellaneous Expenses	12,618 *	10,222*
TOTAL	343,447	301,290

* Net of recovery from Arvind Brand Limited and Arvind Clothing Limited aggregating to Rs. 6,740 (2000: Rs. 13,048) (Schedule 17 Note 4).

	As at 31st March, 2001	As at 31st March, 2000
16. INTEREST		
Interest on :		
- Fixed Loans	11,300	13,138
- Others	14,436	11,148
TOTAL	25,736	24,286

SCHEDULES FORMING PART OF THE ACCOUNTS

17. NOTES ON ACCOUNTS

1. Statement on Significant Accounting Policies

(i) Method of Accounting

The Company adopts the historical cost concept and accrual basis in the preparation of its accounts.

(ii) Fixed Assets

Fixed assets are stated at their original cost of acquisition and subsequent improvements thereto including taxes, duties, freight and other incidental expenses related to acquisition and installation of the assets concerned.

(iii) Depreciation

Depreciation is provided on the Straight Line Method (SLM) at the rates prescribed in Schedule XIV to the Companies Act, 1956, except for the following, which are based on management's estimate of useful life of assets concerned :

a) Furniture and Fixtures at employees' residence are depreciated at the rate of 18%.

b) Fixtures at showrooms are depreciated over the period of trademark license agreement of branded products or the lease period of rented properties, whichever is lower.

Technical Know-how is amortised over the period of trademark license agreement of branded products.

Leasehold Improvements are amortised over the period of lease.

Machinery spares of irregular usage are amortised over a period of four years or the estimated useful life of the Plant and Machinery, whichever is lower (Note 16 below).

(iv) Investments

Long term investments are stated at cost except in the case of a permanent diminution in value where cost is written down. Current investments are stated at lower of cost and realisable value.

(v) Inventories

Inventories (net of CENVAT) are valued at lower of cost and net realisable value. The costs are, in general, ascertained under moving weighted average method.

(vi) Foreign Currency Transactions

Transactions in foreign currency are recognised at the rates of exchange ruling on the dates of the transactions.

Foreign currency liabilities contracted for acquiring fixed assets are restated at the forward contracted rates/rates ruling at the year end and all exchange differences arising as a result of such restatement are adjusted to the cost of fixed assets.

All other foreign currency liabilities/assets are restated at the forward contracted rates/rates ruling at the year end and all exchange gains/losses arising therefrom are adjusted to the Profit and Loss Account except those covered by forward contracted rates where the gains/losses arising on such restatements are recognised over the period of such contract.

(vii) Revenue Recognition

Sales and recognised on despatch to customers. Sales are inclusive of excise duty and sales tax (Note 15 below).

Services are recognised when those are rendered.

(viii) Retirement and Other Benefits

Retirement benefits are paid to the approved funds maintained on behalf of the Company as per the statutes/amounts advised by the funds, except for gratuity and leave encashment liability, which are accounted for on the basis of actuarial valuation.

		2001	2000
2.	Estimated amount of contracts to be executed on capital account (net of advances) and not provided for		—
3.	Contingent Liabilities		
	(i) Bank Guarantees	2,000	—
	(ii) Customs Duty matters disputed by the Company which are pending in appeal	4,474	—

4. The Company has an arrangement with Arvind Brand Limited (ABL) and Arvind Clothing Limited (ACL) for sharing certain common facilities, and the amount payable on these accounts aggregating to Rs. 41,956 (2000: Rs. 32,047) have been expensed under appropriate revenue heads of account.

Similarly, the Company has incurred certain expenses on behalf of ACL and AFL, and the reimbursement of proportionate expenses aggregating to Rs. 6,740 (2000: Rs. 13,048) have been netted off against the respective heads of expenditure in Schedule 15.

5. Particulars of Capacity and Production : (Rs. in Thousands)

Class of Goods	Units	Licensed Capacity [Note (i)]	Installed Capacity [Note (ii)]	Actual Production
Readymade Garments - Tops	Numbers	N.A.	Job Work	154,012
				(136,809)
Readymade Garments - Bottoms [Note (iii)]	Numbers	960,000	500,000	526,396
		(960,000)	(500,000)	(601,424)

Notes :

(i) The capacities specified under 'Licensed capacity' are the capacities as per the carry on business licenses, registration letters and industrial licenses, issued under The Industries (Development & Regulation) Act, 1951. However, licensing of products of the Company has since been discontinued.

(ii) Installed capacity is as certified by the management and relied upon by the auditors, being a techncial matter.

(iii) Production quantity include 96,749 (177,366) numbers produced through job workers.

(iv) Figures in brackets are in respect of the previous year.

SCHEDULES FORMING PART OF THE ACCOUNTS

6. Particulars of Stocks and Turnover : (Rs. in Thousands)

Class of Goods	Opening Stock Quantity (Numbers)	Opening Stock Value	Turnover Quantity (Numbers)	Turnover Value	Closing Stock Quantity (Numbers)	Closing Stock Value
(i) Manufactured						
Readymade Garments - Tops	69,517	17,684	139,747	66,963	83,782	24,844
	(78,033)	(14,954)	(145,325)	(64,069)	(69,517)	(17,684)
Readymade Garments - Bottoms	304,382	107,040	463,670	437,191	367,108	151,560
	(206,137)	(68,955)	(507,456)	(434,911)	(304,382)	(107,040)
		124,724		504,154		176,404
		(83,909)		(498,980)		(124,724)
(ii) Traded						
Readymade Garments - Tops	153,835	21,089	260,644	85,348	214,425	37,810
	(110,369)	(15,349)	(323,136)	(79,999)	(153,835)	(21,089)
Readymade Garments - Bottoms	—	—	27,048	1,825	—	—
	(—)	(—)	(—)	(—)	(—)	(—)
Accessories [Note (i)]		4,389		5,729		3,917
		(3,237)		(10,034)		(4,389)
		25,478		92,902		41,727
		(18,586)		(90,033)		25,478)

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total sales and closing stock, quantitative details cannot be given.
(ii) Closing stock is after adjustment for shortage/excess, write-off, etc.
(iii) Figures in brackets relate to previous year.

7. Particulars of Purchase of Stock-in-Trade (Rs. in Thousands)

Class of Goods	Quantity (Numbers)	Value
Readymade Garments - Tops	321,234	59,867
	(366,602)	(70,399)
Readymade Garments - Bottoms	27,048	9,380
	(—)	(—)
Accessories [Note (i)]		3,004
		(6,619)
		72,251
		(77,018)

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total sales and closing stock, quantitative details cannot be given.
(ii) Figures in brackets relate to previous year.

8. Analysis of Raw Material, Packing Material and Accessories consumed :

	Unit	2001 Quantity	2001 Value	2000 Quantity	2000 Value
Fabric	Meters	1,036,800	133,299	1,075,788	129,225
Packing Materials			9,017		7,507
Accessories [Note (i)]			31,597		33,681
			173,913		170,413
Whereof :		%	Value	%	Value
Imported		3	5,502	4	6,841
Indigenous		97	168,411	96	163,573
		100	173,913	100	170,413

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total consumption, quantitative details cannot be given.
(ii) The value of raw materials, packing materials and accessories consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage/excess, write-off, etc.

9. Consumption of Stores and Spare Parts :

	2001 %	2001 Value	2000 %	2000 Value
Imported	2	266	3	281
Indigenous	98	14,432	97	9,733
	100	14,698	100	10,014

Note : The value of stores and spare parts consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage/excess, write-off, etc.

SCHEDULES FORMING PART OF THE ACCOUNTS

	(Rs. in Thousands) 2001	2000
10. Value of Imports on C.I.F. Basis		
Raw materials and accessories	5,764	10,207
Stores and Spares	105	48
11. Expenditure in Foreign Currency		
Royalty (Net of Tax)	16,973	19,644
Technical Know-how fee (Net of Tax)	19,848	—
Others	13,028	5,105
12. Earnings in Foreign Currency		
FOB Value of Exports	17,638	10,466
13. Auditors' Remuneration [included under Legal and Professional Charges in Schedule 15]*		
Audit Fees	500	273
Tax Audit Fees	—	63
Reimbursement of Out-of-Pocket Expenses	—	19

* Excluding Service Tax

14. Names of SSI Undertakings to whom the Company owes a sum exceeding Rupees one lakh, which is outstanding for more than thirty days :
    a) Aishwarya Accessories
    b) Mangal Plastic Udyog
    c) Namit Packaging
    d) Shirdi Sai Fabric
    e) Shell Sands

15. The Company's products are liable to excise duty effective March 1, 2001, and accordingly, the value of closing stock of finished goods for the year includes Rs. 9,266 towards excise duty, which, however, does not have any impact on the profit for the year.
16. During the year, there has been no purchase of machinery spares of irregular usage.
17. Pursuant to the Companies (Amendment) Act, 2000, the Company, which was hitherto a deemed public company, is now a public company, by virtue of being a subsidiary of a public company.
18. The Company is in the process of appointing a Managing/Whole-time Director under the provisions of Companies Act, 1956.
19. The Company is in the process of appointing a Company Secretary under the provisions of the Companies Act, 1956.
20. Amounts mentioned in Notes on Accounts and other Schedules are all in Rupees Thousands except for those in notes on Schedule 1 and 3.
21. Previous year's figures have been reclassified/regrouped wherever necessary.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

18. Additional Information pursuant to Part IV of Schedule VI to the Companies Act, 1956

1. Registration Details

Registration No.	9919
State Code No.	04
Balance Sheet Date	31.03.2001

2. Capital raised during the year (Amount Rs. in Thousands)

Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placements	Nil

3. Position of Mobilisation and Deployment of Funds (Amount Rs. in Thousands)

Total Liabilities	388,733
Total Assets	565,279
Sources of Funds	
Paid up Capital	80,000
Reserves and Surplus	96,546
Secured Loans	242,395
Unsecured Loans	—
Application of Funds :	
Net Fixed Assets	179,894
Investments	30
Net Current Assets	239,017
Misc. Expenditure	—
Accumulated Losses	—

4. Performance of Company (Amount Rs. in Thousands)

Turnover (including other income Rs. 9,438 in thousands)	607,523
Total Expenditure	559,838
Profit/(Loss) Before Tax	47,685
Profit/(Loss) After Tax	35,114
Earning per share in Rs.	4.39
Dividend Rate % [Equity]	Nil

5. Generic Names of Three Principal Products/Services of the Company :
(as per monetary terms)

Item Code No.	620000.00
Product Description	Readymade Garments

Signatures to Schedule 1 to 18 forming part of the Balance Sheet and Profit and Loss Account.

Ahmedabad, 4th September, 2001

On behalf of the Board

G.M. MIRCHANDANI
Director

SANJAY S. LALBHAI
Director

DIRECTORS' REPORT

Dear Members,

Your Directors present their NINETEENTH Annual Report together with the audited Financial Statements for the period ended on 30th September, 2001.

CHANGE OF ACCOUNTING YEAR

The Company's financial year has been extended by a period of 6 months i.e. upto 30th September, 2001. Accordingly, the financial year 2000-2001 comprises of a period of 18 months from 1st April, 2000 to 30th September, 2001. Hence the figures of the previous financial year are not comparable with those of this financial year.

FINANCIAL PERFORMANCE

During the year under review, the Company has incurred a net Loss of Rs. 5441.40 lacs. The balance in the Profit & Loss Account amounting to loss of Rs. 8000.63 lacs has been carried forward to the Balance Sheet.

SUBSIDIARY COMPANIES

The financial results of Arvind Products Limited and Lifestyle Fabrics Limited, subsidiary companies are attached to this Report alongwith the statement pursuant to Section 212 of the Companies Act, 1956.

DIVIDEND

In view of Loss incurred by the Company, your Directors have not recommended any dividend on the equity shares for the financial period under review.

DIRECTORS

During the year Dr. Prabal Roy and Shri Narendra Kamdar have resigned as Directors, with effect from 21st March, 2001. The Board places on record its appreciation for the valuable services rendered by Dr. Prabal Roy and Shri Narendra Kamdar during their tenures as Directors.

Shri Jayesh K. Shah has been appointed as Additional Director on the Board with effect from 21st March, 2001. In terms of the Articles of Association of the Company and pursuant to the provisions of Section 260 of the Companies Act, 1956, he will hold office upto the date of the Annual General Meeting and is entitled for re-appointment. The Company has received a special notice proposing the appointment of Shri Jayesh K. Shah as a Director on the Board.

Shri B. M. Shah, a Director of the Company, retires by rotation as required under Section 256 of the Companies Act, 1956 but being eligible, offers himself for re-appointment.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

Information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 regarding conservation of energy and technology absorption are not required to be given as the Company has not undertaken any manufacturing activity.

There were no foreign exchange earnings or outgo during the year under review.

PARTICULARS OF EMPLOYEES

Particulars of employees as required by the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended from time to time, are not given as your Company has not paid any remuneration attracting these provisions.

FIXED DEPOSITS

Since your Company has not accepted any deposits from the Public within the meaning of The Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank of India) Directors, 1998, no information is required to be furnished in respect of outstanding Deposits.

DIRECTORS' RESPONSIBILITY STATEMENT

In compliance of recently introduced Section 217(2AA) in the Companies Act, 1956, your Directors state that :

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed. There are no material departures from the applicable accounting standards.

(ii) Such accounting policies have been selected and applied consistently and such judgements and estimates have been made as are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year ended on 30th September, 2001 and of the loss of the Company for the year.

(iii) Proper and sufficient care had been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) The attached statement of accounts for the year ended on September 30, 2001 have been prepared on a going concern basis.

AUDITORS

The auditors M/s. G. A. Sheth & Co., Ahmedabad, retire and offer themselves for re-appointment. It is proposed that M/s. G. A. Sheth & Co., Chartered Accountants, be re-appointed as auditors of the Company. You are requested to appoint the auditors and fix their remuneration.

The notes to the accounts referred to in the Auditors' Report are self explanatory and therefore, do not call for any further comments.

ACKNOWLEDGMENTS

Your Directors place on record the appreciation for the services rendered by the management, staff members and Banks of the Company.

For and on behalf of the Board

Ahmedabad	**B. M. SHAH**	**JAGDISH G. DALAL**
31st January, 2002	*Director*	*Director*

AUDITORS' REPORT TO THE SHAREHOLDERS OF ASMAN INVESTMENTS LTD.

We have audited the attached balance sheet of Asman Investments Ltd. as at 30.09.2001 and also annexed Profit & Loss Account for the period 1st April, 2000 to 30th September, 2001 (18 months) on that date. We report that :

(1) As required by the Manufacturing And Other Companies (Auditors' Report) Order issued in terms of Section 227(4A) of the Companies Act, 1956 we have annexed hereto a statement on the matters specified in Paragraphs 4 & 5 of the said order.

(2) Further to our comments in Annexure referred to in Paragraph 1 above, we report that:

(a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.

(b) In our opinion, proper books of accounts as required by law have been kept by the Company so far as it appears from our examination of the books.

(c) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of accounts.

(d) In our opinion, the Balance Sheet and the Profit & Loss Account comply with the accounting standards referred to in sub-section 3C of Section 211 of the Companies Act, 1956.

(e) Attention is invited to the Note No. 3 in Schedule 12 on Amalgamation of other companies with the Company.

(f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes and schedules annexed there to, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view. :

(i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 30/9/2001 and

(ii) In case of Profit & Loss account of the Loss for the period ended on that date.

For G. A. SHETH & CO.
Chartered Accountants

GAURAV A. SHETH
Partner

Ahmedabad, 31st January, 2002

ANNEXURE TO AUDITORS' REPORT

(Referred to in Paragraph 1 of our report of even date on the accounts for the period ended 30th September, 2001 of Asman Investments Ltd.)

(1) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets. The fixed assets of the Company have been physically verified by the management during the year and no material discrepancies were noticed on such verification.

(2) None of the fixed assets have been revalued during the year under report.

(3) Physical verification has been conducted by the management at reasonable intervals in respect of stock of finished goods.

(4) The procedures followed by the management for physical verification of stocks are, in our opinion, reasonable and adequate in relation to the size of the Company and the nature of its business.

(5) No material discrepancies were noticed during physical verification of stock.

(6) Stock of Finished Goods is valued as referred to vide Note No. (9) in Schedule : 12 and is fare and proper as per the normally accepted accounting principles.

(7) The parties to whom loans or advances have been given by the Company are repaying the principal amount as stipulated and are also regular in payment of interest, wherever applicable.

(8) There is an adequate internal control procedure commensurate with the size of the Company and the nature of its business for purchase of fixed assets and for the sale of goods.

(9) According to information and explanations given to us, the transactions of purchase of goods and the sale of goods in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices, which in our opinion are reasonable having regard to prevailing market prices of such goods, or the prices at which similar transactions have been made with other parties.

(10) The Company has an internal audit system, commensurate with the size and nature of its business.

(11) The Company is regular in depositing Provident Fund dues and employees' state insurance dues with the appropriate authorities.

(12) There are no undisputed amounts payable in respect of income tax, sales tax, customs duty and excise duty outstanding for a period exceeding six months from the date they became payable.

(13) No personal expenses of employees or directors have been charged to revenue account.

(14) Company is not a sick industrial company within the meaning of Sick Industrial Companies (Special Provisions) Act, 1985.

(15) The Company has maintained proper records of transactions and contracts and timely entries have been made therein. The shares and other securities of the Company, held as investments are registered in Company's own name except the shares and other securities held by amalgamating companies 'as investments' are in the process of transfer in the name of the Company.

The nature of Company's activities is such that requirements of Clause Nos. vi, vii, viii, x, xii, xiii, xiv and xvi of Clause (A) of Paragraph 4 of the order are not applicable to the Company.

For G.A. SHETH & CO.
Chartered Accountants

GAURAV A. SHETH
Partner

Ahmedabad, 31st January, 2002

BALANCE SHEET AS AT 30TH SEPTEMBER, 2001

(Rs. in Lacs)

	Schedule	As at 30.09.2001	As at 31.03.2000
SOURCES OF FUNDS			
(1) Shareholders' Funds			
(a) Share Capital	1	300.00	300.00
(b) Reserves & Surplus	2	42.40	42.40
		342.40	342.40
(2) Loan Funds			
(a) Unsecured Loans	3	26000.13	28813.18
TOTAL		26342.53	29155.58
APPLICATION OF FUNDS			
(1) Fixed Assets	4		
(a) Gross Block		444.74	1503.12
(b) Less : Depreciation		185.43	884.20
		259.31	618.92
(c) Less : Lease Adjustments		18.32	187.95
(d) Net Block		240.99	430.97
(e) Goodwill		3813.03	3814.38
		4054.02	4245.35
(2) Investments	5	15299.51	24005.26
(3) Current Assets, Loans & Advances	6		
(a) Inventories		186.94	15.45
(b) Sundry Debtors		124.56	366.83
(c) Cash and Bank Balances		70.89	252.57
(d) Loans and Advances		1728.00	1710.13
		2110.39	2344.98
Less :			
Current Liabilities and Provisions	7		
(a) Liabilities		2839.75	3302.45
(b) Provisions		282.27	696.79
		3122.02	3999.24
Net Current Assets		-1011.63	-1654.26
(4) Profit & Loss Account		8000.63	2559.24
TOTAL		26342.53	29155.58
Notes forming part of Accounts	12		

As per our report attached

For and on behalf of the Board of Directors

For G.A. SHETH & CO.
Chartered Accountants

B.M. SHAH — Director
JAGDISH G. DALAL — Director
PRAKASH MAKWANA — Company Secretary

GAURAV A. SHETH
Partner

Ahmedabad,
31st January, 2002

Ahmedabad,
31st January, 2002

PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED 30TH SEPTEMBER, 2001

(Rs. in Lacs)

	Schedule	01.04.2000 to 30.09.2001	01.04.1999 to 31.03.2000
INCOME			
Sales and Operating Income	8	2026.32	5106.68
Other Income	9	248.36	1103.19
Increase in Value of Stock	10	171.49	-230.46
		2446.17	5979.41
EXPENSES			
Purchases		420.66	110.40
Employees' Emoluments		60.30	78.23
Job Work Charges		1108.42	1294.68
Others	11	316.20	1229.71
Interest		855.80	2104.57
Depreciation		50.13	100.20
Loss on Sale of Investments		5088.39	
Loss on Sale of Assets		20.62	
Provision for Doubtful Debts		—	9.83
Prior year adjustments		-32.95	1.96
		7887.57	4907.96
Profit/(-) Loss for the year		-5441.40	1069.49
Balance as per last year		-2559.23	26.71
Acquired on account of Amalgamation		—	-3655.44
Balance Carried to Balance Sheet		-8000.63	-2559.24
Notes forming part of Accounts	12		

As per our report attached

For and on behalf of the Board of Directors

For G.A. SHETH & CO.
Chartered Accountants

B.M. SHAH — Director
JAGDISH G. DALAL — Director
PRAKASH MAKWANA — Company Secretary

GAURAV A. SHETH
Partner

Ahmedabad,
31st January, 2002

Ahmedabad,
31st January, 2002

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Lacs)

	As at 30.09.2001	As at 31.03.2000
SCHEDULE 1 :		
SHARE CAPITAL		
Authorised Share Capital		
30,00,000 Equity Shares of Rs. 10/- each	300.00	300.00
Issued, Subscribed and Paid-up Share Capital		
30,00,000 Equity Shares of Rs. 10/- each (The whole of the above subscribed share capital is held by The Arvind Mills Limited - the Holding Company and its nominees)	300.00	300.00
	300.00	300.00
SCHEDULE 2 :		
RESERVES AND SURPLUS		
General Reserve	0.40	0.40
Reserve Fund	42.00	42.00
	42.40	42.40

(Rs. in Lacs)

	As at 30.09.2001	As at 31.03.2000
SCHEDULE 3 :		
USECURED LOANS		
Debentures		
51,66,000/- 0% Unsecured Redeemable Debentures of Rs. 100/- each	5166.00	5166.00
Loans From :		
Financial Institution	4000.00	4000.00
Holding Company	16799.22	16902.30
Subsidiary Company	26.41	2592.03
Others	8.50	152.85
	26000.13	28813.18

SCHEDULE 4

FIXED ASSETS

(Rs. in Lacs)

NAME OF ASSETS	GROSS BLOCK (AT COST)				DEPRECIATION				NET BLOCK	
	As at 01.04.2000	Additions	Deduction	As at 30.09.2001	As at 01.04.2000	Additions	Deduction	As at 30.09.2001	As at 30.09.2001	As at 31.03.2000
Buildings	170.57	—	—	170.57	11.83	4.01	—	15.84	154.73	158.74
Plant & Machinery	27.19	—	2.37	24.82	0.28	—	0.28	—	24.82	26.91
Leased Plant & Machinery	1178.01	—	1013.01	165.00	825.22	33.49	732.26	126.45	38.55	352.80
Furniture & Fixtures	34.71	1.42	12.86	23.27	7.64	2.16	1.47	8.33	14.94	27.07
Electric Fittings	2.24	—	1.24	1.00	0.34	0.09	0.29	0.14	0.86	1.90
Office Equipments	58.39	0.81	5.30	53.90	25.03	7.94	1.02	31.95	21.95	33.35
Vehicles	31.77	—	25.83	5.94	13.82	2.44	13.58	2.68	3.26	17.95
Misc. Fixed Assets	0.24	—	—	0.24	0.04	—	—	0.04	0.20	0.20
TOTAL	1503.12	2.23	1060.61	444.74	884.20	50.13	748.90	185.43	259.31	618.92
Previous Year	68.68	1663.46	229.02	1503.12	4.69	1021.88	142.37	884.20	618.92	

SCHEDULES FORMING PART OF THE ACCOUNTS

	No. of Shares/ Debentures/ Units	(Rs. in Lacs) As At 30.09.2001	As At 31.03.2000
SCHEDULE 5			
INVESTMENTS (At Cost)			
TRADE INVESTMENTS (QUOTED)			
(A) Fully paid Equity Shares :			
Anup Engineering Ltd.	33000	**49.50**	49.50
Arvind Mills Limited	1599	**0.91**	1427.24
(2494898 sold during the period)			
Atul Limited	1139420	**383.96**	383.96
Amtrex Appliances Limited	341375	**103.69**	1275.70
(3858565 sold during the period)			
The Anil Starch Products Limited	1163970	**223.20**	223.20
Amol Decalite Limited	16500	**5.78**	5.78
H K Finchem Limited	500000	**138.50**	138.50
Odissi Securities Limited	—	**—**	17.32
(216500 Sold during the period)			
(B) Fully Paid Debentures/Bonds			
Atul Ltd. (18% Unsecured Non-Convertible Debentures)	—	**—**	52.25
(50000 Redeemed during the period)			
Arvind Mills Limited Triple Plus Non-Convertible Debentures	—	**—**	98.79
(7082 Debentures sold during the period)			
Arvind Mills Limited Regular Income Non-Convertible Debentures	157	**1.57**	—
TRADE INVESTMENTS (UNQUOTED)			
(A) Fully paid Equity Shares			
Arpan Entertainment Limited	1470000	**147.00**	147.00
Arvind Brands Limited	300000	**150.00**	150.00
Cosmopolitan Estates P. Ltd.	480	**0.05**	0.05
Serendipity Apparels P. Limited	124750	**12.48**	12.48
		1216.64	3981.77
OTHER INVESTMENTS			
(A) Fully Paid Equity Shares/Units (Quoted)			
Indo-Gulf Fertilisers Limited	400	**0.09**	0.09
Kotak Mahindra Finance Ltd. (300 shares sold during period)	30500	**5.54**	5.64
Prism Cements Limited	1050	**0.06**	3.04
(52600 Shares sold during the period)			
Serene Dyestuff Industries Limited	16354	**0.28**	0.28
Southern Iron & Steel Co. Limited	83300	**3.46**	3.83
(9000 Shares sold during the period)			
Hindustan Lever Limited	—	**—**	0.01
(650 Shares sold during the period)			
(Cont. into Face Value Re. 1)			
State Bank of India	2050	**4.38**	4.38
Tata Chemicals Limited	1829	**1.32**	1.32
Videocon International Limited	1285	**0.80**	1.36
(915 Shares sold during the period)			
Rajesh Maleables Limited	54000	**1.22**	1.22
Indian Rayon & Industries Limited	—	**—**	0.29
(397 Purchased during period and 751 sold during the period)			
Oriental Bank of Commerce	—	**—**	18.49
(45900 Shares sold during the period)			
Polaris Software Ltd. (Cont. into Face Value of Rs. 5/-)	—	**—**	2.52
(2400 Shares sold during the period)			
Birla Yamaha Ltd.	50	**0.01**	0.01
Century Enka Ltd.			
(120 sold during the period)	—	**—**	0.03

	No. of Shares/ Debentures/ Units	(Rs. in Lacs) As At 30.09.2001	As At 31.03.2000
Cimmco Ltd.	133	**0.03**	0.03
Cynamide Agro Ltd. (Pur. 500 sh. & Sold 850 Sh. during the period)	177	**0.15**	0.16
Essar Gujarat Ltd.	400	**0.22**	0.22
Essar Shipping Ltd.	3387	**0.85**	0.85
Great Eastern Shipping Ltd.	53	**0.01**	0.01
GSFC Ltd.	50	**0.01**	0.02
Guest Keen Williams Ltd.			
(50 Shares sold during the period)			0.01
Larsen & Toubro Ltd.			0.29
(100 Shares sold during the period)			
Lohia Machines Ltd. (100 Shares purchase and			0.03
206 Shares sold during the period)			
Mahindra & Mahindra Ltd.	16	**0.01**	0.01
Raymonds Ltd.	75	**0.06**	—
(75 Shares purchased and 75 Shares sold during the period)			
Reliance Enterprises Ltd.	20		
Reliance Industries Ltd.	—	**—**	0.30
(427 Shares sold during the period)			
Rustom Mills Ltd.	—	**—**	—
Tamilnadu Petroproducts Ltd.	100	**0.02**	0.02
(100 Shares purchased and 100 Shares sold during the period)			
Tisco Ltd.			0.50
(260 Shares purchased and 1270 Shares sold during the period)			
Citurgiya Bio-Chem. Ltd.			
(Purchase during the period)	40	**0.01**	—
Transasia Carpets Ltd.	50	**0.01**	0.01
Wyeth Ladrale Ltd.	527	**0.16**	0.16
(B) Fully Paid Debentures/Bonds/SPNs (Quoted)			
J K Dairy & Foods Limited	1750000	**210.00**	210.00
(15% Secured Redeemable Non-Convertible Debentures of Rs. 100/- each)			
Cimmco Ltd. (12.5% Secured Non-Convertible Debentures)	10	**—**	—
Essar Shipping Ltd. (16% Non-Convertible Debentures)	—	**—**	0.21
(Redeemed during the period)			
Indian Rayon Corp. Ltd. Debentures	100	**0.15**	0.15
Raipur Mnfg. Co. Ltd. Debentures	—	**—**	0.09
GSFC Limited Debentures	10	**0.01**	0.01
(C) Fully Paid Equity Shares (Unquoted)			
Abala Leasing & Finance Limited	58000	**98.63**	98.63
Bells Grenito Ceramics Limited	330000	**33.17**	33.17
Dakini Leasing & Finance Private Limited	101260	**192.44**	192.44
Hasita Leasing & Finance Private Limited	105000	**199.55**	199.55
Patheja Brothers Forgings & Stampings Limited	625000	**62.81**	101.68
Gujarat Synthwood Ltd.	100	**0.01**	0.01
Pinnacle Shares Registry Pvt. Ltd. (36000 Shares sold during the period)	24000	**2.40**	6.00
Anagram Wellington Asset Management Mutual Fund	—	**—**	125.00
(1250000 Units redeemed during the period)			
Arpan Realty Pvt. Ltd.	—	**—**	48.50
(485000 Shares sold during the period)			
Ceevee Pharma Ltd.	—	**—**	1.48
(245 Shares sold during the period)			

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Lacs)

	No. of Shares/ Debentures/ Units	As At 30.09.2001	As At 31.03.2000
(D) Other Investments			
National Savings Certificates		0.15	0.15
Sanand Member Association		0.01	0.01
(E) Investment in Subsidiary Companies			
Fully Paid Equity Shares (Unquoted)			
Arvind Products Limited (20199478 sold during the period & 3660027 Purchased during the period)	40582035	12817.34	18538.56
Life Style Fabrics Limited	3949301	405.25	405.25
Fully Paid Preference Shares (Unquoted)			
10% Cumulative Redeemable *Preference Shares* of Rs. 10/- each of Arvind Products Limited	135000	13.50	13.50
(F) Contribution to GVCF Scheme 1990 (Unquoted)			
Gujarat Venture Finance Limited		3.75	4.00
UCO Bond (Subscribed 20 Units and Sold 15 Units duirng the period)		25.00	—
		15299.51	24005.26
Aggregate Value of Quoted Investments			
At Cost Price		645.72	4269.95
At Market Price		290.55	1902.38
Aggregate value of Unquoted Investments			
At Cost Price		14653.79	19735.30

(Investments have been treated as long *term unless otherwise stated)*

(Rs. in Lacs)

		As at 30.09.2001	As at 31.03.2000
SCHEDULE 6 :			
CURRENT ASSETS, LOANS AND ADVANCES			
(A) CURRENT ASSETS :			
(a) Inventories		186.94	15.45
Finished Goods (At lower of Cost and Market Value)			
(b) Sundry Debtors			
(1) Outstanding for a period exceeding six months			
Considered good	120.95		162.49
Considered doubtful	9.97		4.47
Less : Provision	-9.97		-4.47
	120.95		162.49
(2) Others (Considered Good)	3.61		204.34
		124.56	366.83
(c) Cash & Bank Balances			
Cash on Hand	3.88		2.87
Bank Balances (With Schedule bank in Current Account in India inclusive of Cheques on hand and fixed deposits)	67.01		249.69
		70.89	252.57

(Rs. in Lacs)

	As at 30.09.2001	As at 31.03.2000
(B) LOANS & ADVANCES		
(Unsecured Considered Good)		
Other Loans	641.17	577.17
Bills of Exchange	39.62	39.62
Prepaid Expenses	0.08	124.93
Advances recoverable in cash or in kind	669.21	419.24
Advance Tax paid	377.92	549.16
	1728.00	1710.13
	2110.39	2344.98
SCHEDULE 7 :		
CURRENT LIABILITIES AND PROVISIONS		
(A) CURRENT LIABILITIES		
Sundry Creditors	193.13	3302.45
Other Liabilities	2646.62	
	2839.75	3302.45
(B) PROVISIONS		
Income Tax	258.46	258.46
Other Provisions	23.81	438.33
	282.27	696.79
	3122.02	3999.24

(Rs. in Lacs)

	01.04.2000 to 30.09.2001	01.04.1999 to 31.03.2000
SCHEDULE 8 :		
SALES AND OPERATING INCOME		
Sales	308.59	275.78
Operating Income	1717.73	4830.90
	2026.32	5106.68
SCHEDULE 9 :		
OTHER INCOME		
Dividend Income	61.75	941.62
Interest Income	116.95	75.03
Misc. Income	37.47	9.68
Commission Income	17.60	—
Bad Debts Recovered	14.59	76.86
	248.36	1103.19
SCHEDULE 10 :		
INCREASE/(DECREASE) IN STOCK		
Finished Goods (Garments & Cloth)		
Closing Stock	186.94	15.45
Less : Opening Stock	15.45	245.91
Increase/(Decrease) in Stock	171.49	-230.46

SCHEDULES FORMING PART OF THE ACCOUNTS

	01.04.2001 to 30.09.2001	01.04.2000 to 31.03.2000
	(Rs. in Lacs)	
SCHEDULE 11 :		
OTHER EXPENSES		
Administrative Expenses	290.40	506.70
Miscellaneous Expenses	0.77	2.93
Legal Expenses	2.57	2.91
Audit Fees		
As Auditor	1.80	0.95
In Other Capacities	—	0.28
Bad Debts Written off	—	85.68
Provision for NPAs	8.08	37.99
Project Expenses Written off	—	190.04
Preliminary Expenses Written off	—	2.23
Dimunition in value of Investments	—	400.02
Taxes (Income Tax and Sales Tax)	12.58	
	316.20	1229.71

SCHEDULE 12

NOTES FORMING PART OF THE ACCOUNTS

Significant Accounting Policies :

A) Basis of Accounting :

i) The Financial Statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles, applicable accounting standards, except otherwise stated and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

(ii) The Company generally follows mercantile system of accounting and recognizes items of income and expenditure on accrual basis.

B) Sales & Operating Income :

Sales and Operating Income comprises of sales of products, Rent Income and Job Work Charges received.

C) Fixed Assets

All the fixed assets including assets given on lease have been stated at cost inclusive of incidental expenses less accumulated depreciation and also lease terminal adjustment in case of leased assets.

D) Depreciation

The Company has provided depreciation as under:

(i) On the assets held for own use, depreciation is provided on straight line method as per rates prescribed in Schedule XIV of the Companies Act, 1956;

(ii) On the assets given on lease, depreciation is provided on written down value method as per rates prescribed in Schedule XIV of the Companies Act, 1956.

E) Investments :

Long term investments are stated at cost.

F) Revenue Recognition :

1. Hire purchase and Lease Transactions

i) Lease Rentals Income arising from lease agreements are accrued on time basis and accounted accordingly (subject to para (v) as under).

ii) Hire purchase finance charges income arising from hire purchase finance agreements are accrued on time basis and allocated to the reporting period by applying interest rate implicit in the hire purchase finance transactions to the net investment during the reporting period (subject to para (v) as under).

iii) In respect of lease rentals, a matching annual charge is made to the profit and loss account, representing recovery of net investment of leased asset during the reporting period. The said charge is calculated by deducting finance income for the period (arrived at by applying the interest rate implicit in the lease to the net investment in the lease during the reporting period) from the lease rental for the period. This annual charge comprises of book depreciation (as per policy stated in para D (ii) below) and a lease equalisation charge, where the annual lease charge is more than the book depreciation. Where the annual lease charge is less than the book depreciation, a lease equalisation charge credit is taken.

iv) The amount of lease equalisation charge for the reporting period (whether in debit or credit) is adjusted against the amount of lease rentals for the reporting period. This disclosure policy has no effect on the operating result or the financial position of the reporting period.

v) Lease Rentals/Hire Purchase finance charges, income on overdue interest on Lease Rentals/Hire Purchase installments and Bills Discounted which are classified as NPA as per the directions of Reserve Bank of India for recognition of Income, is accounted on receipt basis.

2. Dividend is accounted for as and when it is received.

G) Inventories :

Valuation of inventories is made as under:

a) Finished Goods - At Lower of cost or Market Value and Cost is measured on actual average for the whole period.

H) Bad Debts :

Bad debts are written off or provided for on the basis of the provisioning guidelines for Non-Banking Financial Companies issued by the Reserve Bank of India. Additional amount is written off on the basis where management has considered it necessary on a review of the debtors.

Notes on Accounts :

1. **Contingent Liabilities :**

   a) Income Tax demands in dispute Rs.384.89 lacs. (Previous Year Rs.384.89)

2. There is no amount due and remaining unpaid as on 30th September, 2001 to any supplier who is a small scale or ancillary industrial undertaking.

3. Pending completion of the relevant formalities of transfer of certain assets and liabilities acquired pursuant to the Scheme of Amalgamation as referred in Note (i) above, such assets and liabilities remain included in the books of the Company under the name of erstwhile Amalgamating Companies.

4. Figures of the current period are not comparable with that of previous year as current period comprises of 18 months whereas previous year was of 12 months.

5. Previous years' figures have been regrouped wherever necessary.

6. Auditors' Remuneration : Audit Fees for the period Rs. 78,750 /- (Previous year Rs. 4,875/-)

7. Expenditure in Foreign Currency : Nil

8. Earnings in Foreign Currency : Nil

SCHEDULES FORMING PART OF THE ACCOUNTS

9. Quantitative details:

	Year	Opening Stock		Purchases		Sales		Closing Stock	
Shares	00-01	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Shares	99-00	1110533	245.91	107473	91.12	1218006	267.38	Nil	Nil
Garments	00-01	10279 Nos.	15.45	136048 Nos.	255.13	79773 Nos.	209.49	66554 Nos.	113.55
Cloths				216801 Mtr.	165.20	87532 Mtrs.	99.78	129269 Mtrs.	73.39

As per our report attached

For **G.A. SHETH & CO.**
Chartered Accountants

GAURAV A. SHETH
Partner
Ahmedabad,
31st January, 2002

For and on behalf of the Board of Directors

B.M. SHAH *Director*
JAGDISH G. DALAL *Director*
PRAKASH MAKWANA Company Secretary

Additional Information Pursuant to Part IV of the Schedule VI of the Companies Act, 1956

(Rs. in Lacs)

1. **Registration Details**
   - Registration No. : 4408
   - State Code No. : 04
   - Balance Sheet Date : 30.09.2001
2. **Capital raised during the year**
   - Public Issue (Issue through Prospectus) : NIL
   - Rights Issue : NIL
   - Bonus Issue : NIL
   - Private Placement : NIL
3. **Position of Mobilisation and Development of funds**
   - Total Liability : 26342.53
   - Total Assets : 26342.53

   Sources of Funds
   - Paid-up Capital (Including Share application money) : 300.00
   - Reserves & Surplus : 42.40
   - Secured Loans : NIL
   - Unsecured Loans : 26000.13

   Application of Funds
   - Net Fixed Assets : 4054.02
   - Investments : 15299.51
   - Net Current Assets : (1011.63)
   - Misc. Expenditure : NIL
   - Accumulated Losses : 8000.63
4. **Performance of Company**
   - Turnover : 2446.17
   - Total Expenditure : 7887.57
   - Loss Before Tax : 5441.40
   - Loss After Tax : 5441.40
   - Earning per Share : NIL
   - Dividend Rate % : NIL
5. **Generic Name of Principal Product of Company (as per Monetary Terms)**
   - Item Code No. : N.A.
   - Product Description : N.A.

Ahmedabad,
31st January, 2002

B.M. SHAH *Director*
JAGDISH G. DALAL *Director*
PRAKASH MAKWANA Company Secretary

Statement Pursuant to Section 212 of the Companies Act, 1956

	Arvind Products Limited	Lifestyle Fabrics Limited
Name of the Subsidiary	Arvind Products Limited	Lifestyle Fabrics Limited
The Financial year of subsidiary ended on	30.09.2001	31.03.2001
Number of Equity Shares held by the Company on the above dates	4,05,82,035 Shares of Rs. 10/- each fully paid up	39,49,100 Shares of Rs. 10/- each fully paid up
Extent of holding	50.13%	71.80%
The net aggregate of profit/(losses) of the subsidiary so far as they concern the members of the Company and which are not dealt with the accounts of the Company for the financial year of the respective subsidiaries		
(i) for the financial year of the subsidiary	Rs. (4425.84) Lacs	Rs. (44.13) Lacs
(ii) for the previous financial years of the subsidiary	Rs. 1836.04 Lacs	Rs. (386.33) Lacs
The net aggregate of profit/(losses) of the subsidiary so far as they concern the members of the Company and which are dealt with the accounts of the Company for the financial year ended 31st March, 2001		
(i) for the financial year of the subsidiary	Rs. NIL	Rs. NIL
(ii) for the previous financial years of the subsidiary	Rs. NIL	Rs. NIL

DIRECTORS' REPORT

To the Members,

Lifestyle Fabrics Limited

Your Directors are pleased to present the Seventh Annual Report alongwith the audited Financial Statements for the year ended March 31, 2001.

1. **FINANCIAL RESULTS :**

Rs. In Lacs

	2000-2001	1999-2000
Sales & Other Income	473.65	482.12
Profit (+) / Loss (-) before Interest, Depreciation & Amortised expenses and Taxation	93.18	82.80
Less : Interest	30.77	38.81
Profit (+) / Loss (-) after Interest but before Depreciation & Taxation	62.41	43.99
Less : Depreciation and Amortised Expenses	69.45	74.21
Less : Provision for Taxation	—	—
Net Profit (+) / Loss (-)	(7.04)	(30.22)
Less : Loss on silk project	54.42	—
Total Loss for the year after extra ordinary item	(61.46)	(30.22)

Considering the working results of the Company your Directors do not propose any dividend for the year under review.

2. **OPERATIONS :**

The sales and other income of the Company during the year 2000-2001 was Rs. 473.65 lacs as against Rs. 482.12 lacs during the year 1999-2000. The Company continued its focus on cotton fabrics for made ups to service international brands. The major portion of the sales was to an industrial house who ultimately exported the made-ups. The Company was required to enter into this arrangement to overcome the difficulties encountered due to the fabric processor not having singeing facilities. The industrial house through whom the Company is currently selling the goods has all the facilities to process the fabrics as per the market requirements in USA.

3. **FUTURE PROSPECTS :**

The Company continued weaving of fabrics from singles yarn and the same will continue to remain its major strength in future, as made-ups out of singles yarn works out to be economical without any compromise on quality.

4. **SUBSIDIARY STATUS :**

The Company continued to be a subsidiary of The Arvind Mills Limited by virtue of Clause (c) of Section 4 of the Companies Act, 1956.

5. **DIRECTORS :**

Shri Bhupendra M. Shah, Director, retire by rotation from the Board in terms of Article 156 of the Articles of Association of the Company but being eligible offers himself for reappointment. Shri Aditya Mahadevia, Chairman and Director, has resigned from the office of Director. The Board has accepted his resignation and placed on record its appreciation of the services rendered by Shri Aditya Mahadevia during his tenure as a Director of the Company.

6. **PARTICULARS OF EMPLOYEES AND OTHER DISCLOSURES :**

Cash Flow Statement as required under the Listing Agreement with Stock Exchanges is given in the enclosed annexure A.

None of the employees qualify under Section 217 (2A) of the Companies Act, 1956. Hence no particulars are given.

7. **LISTING ARRANGEMENTS :**

Your Company's equity shares are listed at Mumbai and Ahmedabad Stock Exchanges and the listing fees have been paid for the year 2001-2002.

8. **DIRECTORS' RESPONSIBILITY STATEMENT :**

The Board has pleasure in declaring under the provisions of Section 217(2AA) of the Companies Act, 1956 :

(i) that in the preparation of the annual accounts, the applicable accounting standards had been followed and there are no material departures;

(ii) that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

(iii) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors had prepared the annual accounts on a going concern basis.

9. **REPORT ON CORPORATE GOVERNANCE :**

As required under the clause 49 of the Listing Agreement with the Stock Exchanges, a report on corporate governance is given as annexure B of this report.

10. **AUDITORS :**

M/s. R.K. Jhunjhunwala & Associates, Auditors of the Company retire at the ensuing Annual General Meeting. They have given their consent to act as the Auditors of the Company, if re-appointed. Members are requested to re-appoint them and fix their remuneration.

11. **CONSERVATION OF ENERGY :**

1. Your Company's energy conservation efforts continued during the year under review. Briefly they are :
   i. Use of electronic ballasts in all light fittings.
   ii. Voltage regulated performer and UPS Systems have been installed to regulate current flow.
   iii. Housekeeping measures such as switching off lights / fans an air-conditioners when not required and regular check ups/ inspection of air-conditioner units are done.
2. Details of energy consumption are given below :
   i. Power consumption - 7,84,102 Units
   ii. Electricity purchased - Rs.33.38 lacs
   iii. Technology absorption - NIL
3. Foreign Exchange Earned and Outgo :
   i. Income - Rs.123.56 lacs
   ii. Outgo - Rs.3.39 lacs.

12. **DEMATERIALISATION :**

The Company has entered into a contract with Central Depository Services (India) Limited and National Securities Depository Limited for dematerialization of the equity shares. The contract has been activated through activation number ISIN-INE345D01015 with Central Depository Services (India) Limited and application for the same is pending with National Securities Depository Ltd. The shareholders are requested to avail of this facility to hold and trade Company's equity in dematerialized form.

13. **ACKNOWLEDGEMENT :**

Your Directors take this opportunity to thank the shareholders, Bankers, Central and State Government Officials, trade and all customers for their support and co-operation.

The Directors also wish to record their appreciation to the Company's employees at all levels for their dedication, commitment and hard work during the year under review.

For and on behalf of the Board
LIFESTYLE FABRICS LTD.

JAYESH K. SHAH *Director*
B. M. SHAH *Director*

Place : Navi Mumbai
Date : 24th April, 2001

AUDITORS' REPORT

TO THE MEMBERS OF LIFESTYLE FABRICS LTD.

We have audited the attached Balance Sheet of M/s. LIFESTYLE FABRICS LTD. ("the Company") as at 31st March, 2001 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto and report that :

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956 and on the basis of such checks of the books and records of the Company as were considered appropriate and on the basis of the information and explanations given to us during the course of the audit, we enclose in the Annexure hereto, a statement on the matters specified in paras 4 and 5 of the said order to the extent applicable.
2. Further to our comments in the annexure referred to in paragraph (1) above, we state that :
   (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   (b) In our opinion, proper books of account as required by law have been kept by the Company as far as it appears from our examination of these books;
   (c) The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;
   (d) In our opinion the Profit & Loss Account and Balance Sheet have complied with the Accounting Standards as prescribed under the provisions of Section 211(3c) of the Companies Act, 1956.
   (e) As per the representation made by the Directors and taken on record by the Board of Directors, no Director is disqualified from being appointed as Director U/s. 274(1)(g) of the Companies Act, 1956.
   (f) In our opinion and to the best of our information and according to the explanations given to us, the accounts read together with the notes thereon, give the information required by the Companies Act, 1956 in the manner so required and also give a true and fair view,
      i. in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2001; and
      ii. in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For **R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

Place : Mumbai
Dated : 24th April, 2001

R.K. JHUNJHUNWALA
Proprietor

Annexure to the Auditors'Report

ON THE ACCOUNTS FOR THE YEAR ENDED 31ST MARCH, 2001

[REFERRED TO IN PARAGRAPH (1) OF THE REPORT]

1. The Company has maintained the fixed assets register showing full particulars including quantitative details and situation of fixed assets. Physical verification of fixed assets was carried out by the management at the close of the accounting year, wherein no material discrepancies were noticed.
2. None of the fixed assets have been revalued during the year.
3. Physical verification of finished goods, raw materials, stores & spares and packing materials has been conducted by the management at the close of the accounting year.
4. In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Ccompany and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and book records were not material and the same have been properly dealt with in the books of account on the basis of year end verification carried out by the management.
6. In our opinion and on the basis of our examination of stock records the valuation of stock is fair and proper in accordance with the normally accepted accounting principles and practices prevailing in this line of business and it is on the same basis as in the preceding year.
7. The Company has given loans or advances in the nature of loans to employees who are repaying the principal amount and interest as stipulated.
8. The Company generally has adequate internal control procedure commensurate with the size of the Company and the nature of its business, for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.
9. In our opinion, the transaction of purchase of goods and materials and services made in pursuance of a contract or arrangements with parties entered in the registers maintained under Section 301 of the Companies Act, 1956 aggregating to Rs.50000 or more during the year in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services or the prices at which such transactions for similar goods or services have been made with other parties.
10. According to the information and explanations given to us, there were no unserviceable or damaged stores, raw materials and finished goods and hence no provision for the loss has been made in the accounts.
11. The Company has not accepted any deposits from public.
12. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap. We are informed that the Company has no by-products.
13. The Company has appointed a firm of Chartered Accountants to carry out internal audit. The scope of coverage of the internal audit is commensurate with the size of the Company and the nature of its business.
14. We are informed that the Central Government has not prescribed maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 in respect of the product manufactured by the Company.
15. The Company is regular in depositing Provident Fund with the appropriate authorities, though there has been a slight delay in two cases. Employees State Insurance have also been regularly deposited with appropriate authorities.
16. According to the information and explanations given to us, there were no undisputed amounts payable in respect of Income-Tax, Wealth Tax, Sales Tax and Customs Duty, which were outstanding as on 31st March, 2001 for a period of more than six months form the date they became payable.
17. In our opinion and according to the information and explanations given to us, and on the basis of the records of the Company examined by us in accordance with the generally accepted auditing practices, we have not come across any personal expenses, other than those payable under contractual obligations with the Company's Employees and/or in accordance with the generally accepted business practices, which has been charged to revenue account.
18. The Company is not a Sick Industrial Company within the meaning of Clause (o) of Sub-Section (1) of Section 3 of the Sick Industrial Companies (Special provisions) Act, 1985.
19. In respect of the trading activities of the Company there were no damaged goods.

For **R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

Place : Mumbai
Dated : 24th April, 2001

R.K. JHUNJHUNWALA
Proprietor

Balance Sheet as at 31st March, 2001

	Schedule	As at 31.03.2001 Rs. in Lacs	As at 31.03.2000 Rs. in Lacs
SOURCES OF FUNDS			
1. SHAREHOLDERS' FUNDS			
Share Capital	1	550.00	550.00
2. LOAN FUNDS			
Secured Loans	2	150.00	268.90
Unsecured Loans	3	333.00	333.00
		483.00	601.90
TOTAL		1,033.00	1,151.90
APPLICATION OF FUNDS			
1. FIXED ASSETS	4		
a) Gross Block		910.18	908.23
b) Less : Depreciation		416.46	349.57
Net Block		493.72	558.66
c) Capital work-in-progress		—	64.42
		493.72	623.08
2. CURRENT ASSETS, LOANS AND ADVANCES			
a) Inventories	5	61.69	124.19
b) Sundry Debtors	6	37.57	34.93
c) Cash and Bank Balances	7	0.87	0.55
d) Loans and Advances	8	22.15	38.50
		122.28	198.17
Less: Current Liabilities and Provisions	9	40.45	67.87
Net Current Assets		81.83	130.30
3. MISCELLANEOUS EXPENSES	10	9.66	12.19
4. PROFIT AND LOSS ACCOUNT		447.79	386.33
TOTAL		1,033.00	1,151.90
NOTES TO ACCOUNTS	17		

As per our attached report of even date

For **M/s. R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

R.K. JHUNJHUNWALA
Proprietor

Navi Mumbai
Dated : 24th April, 2001

For and on behalf of the Board

JAYESH K. SHAH *Director*
B. M. SHAH *Director*

V. SITHAPATHY
Company Secretary

Navi Mumbai
Dated : 24th April, 2001

Profit and Loss Account for the Year Ended 31st March, 2001

	Schedule	Year ended 31.03.2001 Rs. in Lacs		Year ended 31.03.2000 Rs. in Lacs	
INCOME					
Sales	11	443.34		426.35	
Other Income	12	30.31	473.65	55.77	482.12
Inventory Variance			(49.57)		(8.42)
TOTAL			424.08		473.70
EXPENDITURE					
Manufacturing Expenses	13		249.83		293.87
Payments to and Provisions for Employees	14		35.05		37.09
Administration and Other Expenses	15		29.01		27.59
Selling and Distribution Expenses	16		17.01		32.35
Interest and Finance Charges	17		30.77		38.81
Depreciation			66.92		70.89
Miscellaneous Expenses Amortised			2.53		3.32
TOTAL			431.12		503.92
Profit/(Loss) for the year			(7.04)		(30.22)
Loss on Silk Project			(54.42)		—
Total loss for the year			(61.46)		(30.22)
Balance brought Forward			(386.33)		(355.80)
Short Provision for Income Tax			—		(0.31)
Balance Profit/(Loss) carried to Balance Sheet			(447.79)		(386.33)

NOTES TO ACCOUNTS 17

As per our attached report of even date

For **M/s. R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

R.K. JHUNJHUNWALA
Proprietor

Navi Mumbai
Dated : 24th April, 2001

For and on behalf of the Board

JAYESH K. SHAH *Director*
B. M. SHAH *Director*

V. SITHAPATHY
Company Secretary

Navi Mumbai
Dated : 24th April, 2001

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2001

		As at 31.03.2001 Rs. in Lacs	As at 31.03.2000 Rs. in Lacs
SCHEDULE 1			
SHARE CAPITAL			
Authorised :			
70,00,000 Equity Shares of Rs. 10/- each		700.00	700.00
Issued, Subscribed and Paid-up :			
55,00,000 Equity Shares of Rs. 10/- each fully paid-up (Of the above 39,49,100 shares are held by the holding company, Asman Investments Ltd. a subsidiary of Arvind Mills Ltd.)		550.00	550.00
TOTAL		550.00	550.00
SCHEDULE 2			
SECURED LOANS			
Term Loans From Financial Institutions*		69.53	136.58
Loans From Bank :			
Term Loan - 1#	—		1.05
Cash Credit @	80.47		131.27
		80.47	132.32
TOTAL		150.00	268.00

	As at 31.03.2001 Rs. in Lacs	As at 31.03.2000 Rs. in Lacs
SCHEDULE 3		
UNSECURED LOAN		
From Others	333.00	333.00

* The loans from Financial Institutions are secured by first mortgage on Company's immovable and movable properties (Save and except book debts, and such other assets specifically charged to others) present and future, subject to prior charges created or to be created in respect of movables in favour of the bankers for securing borrowings for working capital requirements and by personal guarantee of the Chairman and Director. [Instalments payable within one year Rs. 69.53 Lacs (Rs. 67.05 Lacs)]

Term Loan No. 1 from bank is secured by specific charge on assets. [Instalments payable within one year Rs. Nil (Rs. 1.05 Lacs)]

@ Cash credit from bank is secured by hypothecation of stocks of raw materials, work in process, stores and spares, finished goods and book debts and by personal guarantee of the Chairman and Director.

SCHEDULE 4
FIXED ASSETS

Rs. in Lacs

Particulars	GROSS BLOCK As at 01/04/00	Additions	Deductions	As at 31/03/2001	DEPRECIATION Upto 01/04/00	Additions	Deductions	As at 31/03/2001	NET BLOCK As at 31/03/2001	As at 01/04/00
Leasehold Land #	22.18	—	—	22.18	1.48	0.25	—	1.73	20.45	20.70
Building @	119.04	—	—	119.04	17.68	3.47	—	21.15	97.89	101.36
Plant & Machinery*	667.07	0.87	—	667.94	291.52	53.46	—	344.98	322.96	375.55
Office Equipment	3.99	0.43	0.11	4.31	1.26	0.24	0.03	1.47	2.84	2.73
Electricals	21.45	—	—	21.45	5.35	1.00	—	6.35	15.10	16.10
Computers	38.47	0.45	—	38.92	18.51	6.26	—	24.77	14.15	19.96
Furniture & Fixtures	31.18	0.31	—	31.49	9.96	1.97	—	11.93	19.56	21.22
Vehicles	4.85	—	—	4.85	3.81	0.27	—	4.08	0.77	1.04
Total	908.23	2.06	0.11	910.18	349.57	66.92	0.03	416.46	493.72	558.66
Capital Work in Progress									—	64.42
Total									493.72	623.08
PREVIOUS YEAR	906.27	3.36	1.40	908.23	279.17	70.89	0.49	349.57	623.08	690.79

Notes : # Amortised over the lease period.
@ Includes Rs. 250/- being the cost of shares of Rs. 50/- each in Housing Society.
* Additions include Rs. 0.67 (Rs. 2.86 Lacs) net adjustment made on account of increase/(decrease) in the exchange rate.

	As at 31.03.2001 Rs. in Lacs	As at 31.03.2000 Rs. in Lacs
SCHEDULE 5		
INVENTORIES		
(As taken, valued and certified by the Management)		
a) Stores & Spares (at cost)	5.16	4.41
b) Raw Materials (at cost)	12.12	28.20
c) Work-in-Process (at cost)	5.65	6.41
d) Finished Goods (at cost or market price whichever is lower)	36.36	85.17
e) Fabrics (Trading) (at cost)	2.40	—
TOTAL	61.69	124.19

		As at 31.03.2001 Rs. in Lacs		As at 31.03.2000 Rs. in Lacs
SCHEDULE 6				
SUNDRY DEBTORS				
(Unsecured, considered good unless otherwise specified)				
a) Debts outstanding for a period exceeding six months				
Good		1.54		7.29
Doubtful	—		—	
Less : Provided for	—	—	—	—
b) Others		36.03		27.64
TOTAL		37.57		34.93

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2001

		As at 31.03.2001 Rs. in Lacs		As at 31.03.2000 Rs. in Lacs
SCHEDULE 7				
CASH & BANK BALANCES				
a) Cash on Hand		0.62		0.30
b) Balances with Scheduled Banks				
1) In Current Accounts	0.25		0.25	
2) In term Deposit Accounts	—		—	
		0.25		0.25
TOTAL		0.87		0.55
SCHEDULE 8				
LOANS AND ADVANCES				
(Unsecured, considered good)				
Deposits		12.49		12.53
Advances recoverable in cash or in kind or for value to be received (refer Note 5 of Schedule 17)	6.45		23.12	
Advance Income-Tax	1.27		2.05	
Interest accrued but not due	1.94		0.80	
		9.66		25.97
TOTAL		22.15		38.50
SCHEDULE 9				
CURRENT LIABILITIES & PROVISIONS				
CURRENT LIABILITIES				
Sundry Creditors				
Capital Goods	0.92		0.92	
Trade Creditors	13.14		25.89	
Other Liabilities	13.16		27.09	
		27.22		53.90
Interest accrued but not due on term loans		1.42		2.81
Provision for Gratuity & Leave Encashment		5.88		6.71
Other Provisions		5.93		4.45
TOTAL		40.45		67.87
SCHEDULE 10				
MISCELLANEOUS EXPENSES				
(to the extent not written off or adjusted)				
Preliminary and public issue expenses	12.19		14.72	
Less: 1/10th written off	2.53		2.53	
		9.66		12.19
Deferred Revenue Expenses	—		0.79	
Less: 1/5th written off	—		0.79	
		—		—
TOTAL		9.66		12.19

		Year ended 31.03.2001 Rs. in Lacs	Year ended 31.03.2000 Rs. in Lacs
SCHEDULE 11			
SALES & OTHER INCOME			
Jacquard Woven Fabrics & Made-ups (Net of Returns)	441.16		421.90
Bed Spread (Trading)	—		4.45
Other Fabrics (Trading)	2.18		
		443.34	426.35
Interest	1.24		1.35
Job Work Charges	9.79		16.48
Gain on Foreign Exchange Rate Fluctuations	1.71		0.96
Duty Drawback and DEPB claim	11.35		30.72
Miscellaneous Income	6.22		6.26
		30.31	55.77
TOTAL		473.65	482.12
SCHEDULE 12			
MANUFACTURING EXPENSES			
Cost of Goods Sold (Trading)		2.37	5.85
Raw Materials Consumed		185.61	228.41
Power & Fuel		34.00	34.24
Water Charges		0.43	0.82
Wages		17.85	15.64
Contract Labour		4.24	2.77
Consumables		0.23	0.15
Stores & Spares		4.92	5.87
Chemicals		0.18	0.12
TOTAL		249.83	293.87
SCHEDULE 13			
PAYMENTS TO & PROVISIONS FOR EMPLOYEES			
Salaries and Allowances		26.23	22.36
Superannuation, Gratuity & PF		6.48	12.83
Staff Welfare		2.34	1.90
TOTAL		35.05	37.09
SCHEDULE 14			
ADMINISTRATION & GENERAL EXPENSES			
Repairs & Maintenance			
- Building		0.67	0.45
- Plant & Machinery		0.45	1.91
- Others		6.74	5.47
Printing & Stationery		1.09	1.32
Postage & Telephone		3.51	5.50
Insurance		2.19	1.91
Travelling & Conveyance		4.14	4.77
Rates & Taxes		1.47	1.47
Legal and Professiona Expenses		5.35	0.96
Auditor's Remuneration		0.86	0.68
Loss on Sale of Assets		0.04	0.44
Sundry & Other Expenses		2.50	2.71
TOTAL		29.01	27.59

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2001

	Year Ended 31.03.2001 Rs. in Lacs	Year Ended 31.03.2000 Rs. in Lacs
SCHEDULE 15		
SELLING & DISTRIBUTION EXPENSES		
Advertisement	0.02	0.15
Sales Promotion	—	0.09
Freight Outward	0.76	0.53
Cash & Other Discounts	0.08	1.72
Commission & Brokerage	1.34	2.26
Clearing & Forwarding Charges	2.44	6.08
Product Development Expenses	0.52	0.89
Bad Debts	4.80	1.54
Packing Material	4.26	11.40
Other Selling Expenses (Net of recoveries Rs. 6.40 Lacs)	2.79	7.69
TOTAL	17.01	32.35
SCHEDULE 16		
INTEREST & FINANCE CHARGES		
On Term Loans	15.98	17.33
Others	14.31	19.45
Bank Charges	0.48	2.03
TOTAL	30.77	38.81

SCHEDULE 17

NOTES FORMING PART OF THE ACCOUNTS

1) **SIGNIFICANT ACCOUNTING POLICIES**

a) **METHOD OF ACCOUNTING**

The Company adopts accrual concept in the preparation of the accounts unless stated otherwise.

b) **DEPRECIATION**

Depreciation is charged on pro-rata basis adopting Straight Line Method as per rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956, as amended except depreciation on vehicles which is provided on written down value.

c) **FIXED ASSETS**

i) Fixed assets are valued at cost.

ii) Leasehold land is amortised over the balance period of lease.

d) **EXPENDITURE DURING CONSTRUCTION**

Expenditure incurred in the course of construction, installation, prior to commercial production are capitalised and added in the cost of respective fixed assets.

e) **FOREIGN CURRENCY TRANSACTION**

i) Foreign currency loans obtained for the acquisition of fixed assets are booked at the rates prevailing on the date of disbursement of such loan.

ii) Foreign currency loans in respect of fixed assets outstanding on the last day of the financial year are translated at the exchange rates prevalent on that day and any loss or gain arising out of such translation is added/deducted from the cost of the Fixed Assets and depreciation is also charged/adjusted on such differences.

iii) Transactions related to monetary items are accounted on the date of such transactions at the rate of exchange prevailing on respective dates. Any gain or loss made by the Company when such transactions are settled are recognised in the profit and loss account. All the unsettled transactions at the end of the year are translated at the rate of exchange prevailing at the year end and any gain or loss on account of fluctuations in foreign exchange rates are recognised in the profit and loss account.

f) **VALUATION OF INVENTORY**

i) Stores and Spares : At cost

ii) Raw Materials : At weighted average cost

iii) Work-in-process : At weighted average cost

iv) Finished goods
- manufactured : Lower of cost or net realisable value.
- Traded : At cost

The cost has been arrived at on weighted average basis.

g) **INCOME**

Sales are net of returns, taxes, duties, transportation etc. Revenue is recognised at the point of despatch of materials to customers from factory except for exports which is recognised on shipment.

h) **CLAIMS/REFUNDS**

Claims are accounted for as and when settled except duty drawback and DEPB claims which are accounted on accrual basis.

i) **RETIREMENT BENEFITS**

Contributions in respect of retirement schemes such as Provident Fund and Superannuation Fund are charged to the Profit and Loss Account as incurred. Liabilities in respect of Gratuity and Leave Encashment are provided on the basis of actual valuation.

j) **MISCELLANEOUS EXPENDITURE**

i) Preliminary and public issue expenses are amortised over a period of ten years as per Section 35D of the Income-tax Act, 1961.

ii) Deferred revenue expenditure is written off over a period of five years.

2) Estimated amount of contracts remaining to be executed on capital account and not provided for is Rs. Nil (Rs. Nil) Net of advance payment.

3) There are no claims against the Company which are acknowledged as debts.

4) Balances due to/from creditors and debtors are subject to confirmation.

5) Loans and Advances include Rs. 0.35 lac (Rs. 0.49 lac) amount due from an officer of the Company [Maximum balance during the year Rs. 0.49 lac) (Rs. 0.62 lac)].

6) Auditors' Remuneration:

a) Audit fees	Rs. 0.21 lac	(Rs. 0.21 lac)
b) Income tax matters	Rs. 0.40 lac	(Rs. 0.31 lac)
c) Other services	Rs. 0.17 lac	(Rs. 0.10 lac)
d) Out of pocket expenses	Rs. 0.08 lac	(Rs. 0.06 lac)

7) No provision for Income tax is considered necessary in these accounts in view of allowable depreciation and other deductions.

8) Managerial Remuneration

a) Salary and allowances – Nil (Nil)
   Other benefits – Nil (Nil)

b) Since no commission is payable, detailed working as per Section 349 of the Companies Act, 1956 is not given.

9) The Company has written off a sum of Rs. 54.42 lacs Net of realisation (Nil), being amount spent on silk project which has been abandoned during the year.

10) Information as required by paras 3, 4C and 4D of Part-II of Schedule-VI to the Companies Act, 1956:

a) CAPACITY AND PRODUCTION (@ AS CERTIFIED BY MANAGEMENT)

	Licensed Capacity (In Mtrs/p.a.)	Installed Capacity (In Mtrs/p.a.)
Jacquard Woven Fabrics	5,90,000 (5,90,000)	5,90,000 (5,90,000)

	Actual Production (In Mtrs/p.a.)
Jacquard Woven Fabrics 1) Fabrics	3,26,186 (1,80,352)
2) Made-ups	17,453 (2,11,924)
Total	3,43,639 (3,92,276)

Production for the year includes capacity utilised for third party job work to the extent of 22,816 Mtrs. (39,433 Mtrs.). Production for furnishing fabrics includes sampling 60 Mtrs. (794 Mtrs.) and shrinkage in processing 567 Mitrs. (2,047 Mitrs.).

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2001

b) RAW MATERIALS CONSUMED

Yarn	Quantity (Tonnes)	%	Value (Rs. in lacs)	%
Imported	—	—	—	—
	(—)	(—)	(—)	(—)
Indigenous	74.90	100%	185.61	100%
	(104.40)	100%	(228.41)	100%

Yarn consumed is net of sale of yarn 8.44 tons (1.72 tons) valued at Rs. 4.84 lacs (Rs. 2.23 lacs).

c) OPENING AND CLOSING STOCK OF FINISHED GOODS

	Opening Stock		Closing Stock		Turnover	
	Qty. (mtrs.)	Rs. (lacs)	Qty. (mtrs.)	Rs. (lacs)	Qty. (mtrs.)	Rs. (lacs)
Jacquard Woven 1) Fabrics	4,753	10.01	28,773	34.28	2,78,783	322.79
	(30,274)	(37.86)	(4,753)	(10.01)	(2,03,826)	(169.39)
2) Made-ups	76,526	75.16	2,093	2.08	91,886	118.37
	(56,464)	(60.81)	(76,526)	(75.16)	(1,91,862)	(252.51)
Total	81,279	85.17	30,866	36.36	3,70,669	441.16
	(86,738)	(98.67)	(81,279)	(85.17)	(3,95,688)	(421.90)

Turnover includes samples and fabrication loss of 60 Mtrs. (1,881 Mtrs.)

d) DETAILS OF GOODS TRADED

	Opening Stock		Purchases		Sales		Closing Stock	
	Qty. (mtrs.)	Value (Rs. lacs)	Qty. (mtrs.)	Value (Rs. lacs)	Qty. (mtrs.)	Value (Rs. lacs)	Qty. (mtrs.)	Value (Rs. lacs)
Bed Sheets	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	(3,911)	(5.85)	(Nil)	(Nil)	(3,911)	(4.46)	(Nil)	(Nil)
Other Fabrics	Nil	Nil	3,998	4.77	1,986	2.18	2,012	2.40
	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)

11) CIF value of imports

Capital Goods	Rs. Nil
	(Rs. 0.97 lac)
Raw Materials	Nil
	(Nil)
Stores & Spares	Rs. 0.19 lac
	(Rs. 0.54 lac)

12) Earnings in Foreign currency (On accrual basis) — FOB Value of Exports Rs. 123.56 lacs (Rs. 275.54 lacs)

13) Expenditure in Foreign currency (On accrual basis)

Interest	Rs. 1.64 lacs
	(Rs. 9.89 lacs)
Commission	Rs. 1.32 lacs
	(Rs. 2.26 lacs)
Telephone	Rs. 0.32 lac
	(Rs. 0.73 lac)
Bank Charges	Rs. 0.11 lac
	(Rs. 0.47 lac)

14) Provision has been made in the accounts on the basis of actuarial valuation for the present liability towards future payment of gratuity to the employees of the Company covered under the Payment of Gratuity Act, 1972. For others the liability has been determined as per the terms of employment. A separate Trust formed for this purpose is being administered by Life Insurance Corporation of India.

15) On the basis of information available with the Company regarding the status of the suppliers as defined under the "Interest on delayed payment to Small Scale and Ancillary Industrial Undertakings Act, 1993" no amounts are due as on 31st March, 2001 to Small Scale and/or Ancillary Industrial Suppliers.

16) Figures indicated in bracket are of previous year.

17) Figures of the previous year have been regrouped/reclassified wherever considered necessary.

BALANCE SHEET ABSTRACT

18) Additional information as required under Part IV of Schedule VI to the Companies Act, 1956.

1. Registration Details :

Registration No.	75340
State Code	11
Balance Sheet Date	31/03/2001

2. Capital Raised During the Year : (Amount Rs. in Thousands)

Public Issue	—
Rights Issue	—
Bonus Issue	—
Private Placement	—

3. Position of Mobilisation and Deployment of Funds : (Amount Rs. in Thousands)

Total Liabilities	1,03,300
Total Assets	1,03,300
Sources of Funds :	
Paid up Capital	55,000
Reserves & Surplus	—
Secured Loans	15,000
Unsecured Loans	33,300
Application of Funds :	
Net Fixed Assets	49,372
Investments	—
Net Current Assets	8,183
Miscellaneous Expenditure	966
Accumulated Losses	44,779

4. Performance of Company : (Amount Rs. in Thousands)

Turnover	47,365
Total Expenditure	48,069
Loss before Extraordinary item and taxation	704
Loss after Extraordinary item	6,146
Loss (after tax)	6,146
Earnings per Share (Rs.)	—
Dividend	—

5. Generic Names of Principal Products/Services of the Company :

Product Description	Item Code Nos.
Jacquard Woven Fabrics	52.07, 54.06 & 55.14

Signatures to Schedules 1 to 17

As per our attached report of even date

For M/s. R. K. JHUNJHUNWALA & ASSOCIATES
Chartered Accountants

R. K. JHUNJHUNWALA
Proprietor

For and on behalf of the Board

JAYESH K. SHAH
Director

B. M. SHAH
Director

V. SITHAPATHY
Company Secretary

Navi Mumbai
Dated : 24th April, 2001

CASH FLOW STATEMENT AS PER CLAUSE 32 OF THE LISTING AGREEMENT

(Rs. in Lacs)

	2001-2000		1999-2000	
A) CASH FLOW FROM OPERATING ACTIVITIES				
Net Profit (Loss) before tax and extraordinary items		(61.46)		(30.22)
Adjustments for :				
Short provision for Income Tax	—		(0.31)	
Depreciation	66.92		70.89	
Miscellaneous expenses written-off	2.53		3.32	
Profit/Loss on sale of assets	0.04		0.44	
Loss on silk project	54.42		—	
Foreign exchange gain	(1.71)		(0.96)	
Interest paid	30.77		38.81	
Dividend received	—	152.97	—	112.19
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		91.51		81.97
Adjustments for :				
Trade & other Receivables	13.71		(25.44)	
Inventories	62.50		21.70	
Trade payables	(27.42)		0.07	
Proceeds from short term borrowings (cash credit)	(50.80)		35.42	
		(2.01)		31.75
Cash Generated from Operations		89.50		113.72
Interest paid		(30.77)		(38.81)
Cash flow before extraordinary items		58.73		74.91
Gain on Foreign Exchange		1.71		0.96
NET CASH FROM OPERATING ACTIVITIES (A)		60.44		75.87
B) CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of fixed assets (including capital WIP)	(2.06)		(4.09)	
Sale of Fixed Assets	10.04		0.47	
NET CASH USED IN INVESTING ACTIVITIES (B)		7.98		(3.62)
C) CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of long term loan		(68.10)		(77.54)
NET CASH FROM FINANCING ACTIVITIES (C)		(68.10)		(77.54)
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS (A+B+C)		0.32		(5.29)
CASH & CASH EQUIVALENTS :				
Opening balance at beginning of the year		0.55		5.84
Closing balance at the end of the year		0.87		0.55
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS		0.32		(5.29)

For and on behalf of the Board

JAYESH K. SHAH
Director

B. M. SHAH
Director

Place : Navi Mumbai
Dated : 24th April, 2001

V. SITHAPATHY
Company Secretary

AUDITOR'S CERTIFICATE

To,
The Board of Directors,
Lifestyle Fabrics Limited, Navi Mumbai.

We have examined the attached Cash Flow Statement of Lifestyle Fabrics Ltd., for the year ended 31st March, 2001. The statement has been prepared by the Company in accordance with Clause 32 of the Listing Agreement with Bombay Stock Exchange and is in agreement with the Profit & Loss Account and Balance Sheet of the Company covered by our report of even date to the Members of the Company.

Place : Mumbai
Dated : 24th April, 2001

For R.K. JHUNJHUNWALA & ASSOCIATES
Chartered Accountants
R.K. JHUNJHUNWALA
Proprietor

DIRECTORS' REPORT

Dear Shareholders,

Your Directors are pleased to present their Sixth Annual Report alongwith the audited accounts for the year ended 31st March, 2001.

1. **Financial Results**

   During the year, the Company has incurred a loss of Rs. 6,100 and the same have been carried to the Balance Sheet.

2. **Dividend**

   The Directors do not recommend any dividend in view of the loss incurred by the Company.

3. **Deposits**

   The Company has not accepted any Deposits under the Companies Acceptance of Deposits Rules, 1975.

4. **Directors**

   In accordance with the provisions of the Companies Act, 1956 and the Articles of Association of the Company, Shri Jayesh K. Shah retires by rotation at the forthcoming annual general meeting and being eligible, offers himself for reappointment.

5. **Particulars of Employees**

   The Company does not have any employee covered under the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

6. **Directors' Responsibility Statement**

   In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956 the Directors of the Company hereby declare :

   (i) that in the preparation of the annual accounts, the applicable standards had been followed;

   (ii) that the directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

   (iii) that the directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

   (iv) that the directors had prepared the annual accounts on a going concern basis.

7. **Energy, Technology etc. and Foreign Exchange**

   The Company is not engaged in manufacturing activities, therefore it is not required to disclose particulars under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and as regard conservation of energy, absorption etc. Further, during the year under review, your Company has neither earned nor made any payment in foreign exchange.

8. **Auditors**

   The Company's Auditors M/s. Kunte & Associates, Chartered Accountants, retire at the conclusion of forthcoming Annual General Meeting and being eligible, offer themselves for reappointment. You are requested to appoint the Auditors and to fix their remuneration.

For and on behalf of the Board

Ahmedabad,
15th June, 2001

JAYESH K. SHAH Director
B.M. SHAH Director

AUDITORS' REPORT

We have audited the attached Balance Sheet of OMNITALK WIRELESS SOLUTIONS LIMITED as at 31st March, 2001 and also the annexed Profit & Loss Account of the Company for the year ended on that date and this report :

A. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 and on the basis of such checks as we considered appropriate and according to the information and explanations given to us during the course of audit we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

B. Further to our comments in the Annexure referred to in paragraph 'A' above :

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
2. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books.
3. The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.
4. In our opinion, the Balance Sheet and Profit & Loss Account comply with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956, to the extent applicable.
5. Based on representation made by all the Directors of the Company and the information and explanations as made available, directors of the Company do not prima facie have any disqualification as referred to in clause (g) of sub-section (1) of Section 274 of the Act.
6. In our opinion, and to the best of our information and according to the explanations given to us, the said accounts read together with Notes and Significant Accounting Policies thereon, give the information as required by the Companies Act, 1956 in the manner so required and give a true and fair view :

   (a) In the case of the Balance Sheet of the state of affairs of the Company as at March 31, 2001; and

   (b) In the case of the Profit and Loss Account, of the loss for the year ended on that date.

For **KUNTE & ASSOCIATES**
Chartered Accountants

Place : Ahmedabad
Date : 15th June, 2001

PARAG P. JHAVERI
Partner

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 'A' of our report attached)

1. The Company has taken unsecured loan from Company listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of Section 370 of the Act, provisions of the Section are not applicable to a Company on or after the commencement of the Companies (Amendment) Act, 1999 of India.
2. The Company has not granted any secured or unsecured to the company, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of sub-section (6) of Section 370 of the Act, provisions of the Section are not applicable to a Company on or after the commencement of the Companies (Amendment) Act, 1999 of India.
3. The Company has not given any loans and advances in the nature of loan.
4. The Company has not accepted any fixed deposits from the public and hence the provisions of Section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 are not applicable to the Company.
5. According to the information and explanations given to us, there were no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty outstanding as at 31st March, 2001 for a period of more than six months from the date they became payable.
6. According to information and explanations given to us and the records examined by us, no personal expenses have been charged to revenue account, other than those payable under contractual obligations, or in accordance with generally accepted business policies.
7. The Company is not a Sick Industrial Company within the meaning of clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provision) Act, 1985.
8. The nature of Company's activities are such that in our opinion, sub-clauses (i), (ii), (iii), (iv), (v), (vi), (x), (xi), (xii), (xiv), (xv), (xvi) and (xvii) of clause 4(A) of the said order are not applicable to the Company for the year under review.

For **KUNTE & ASSOCIATES**
Chartered Accountants

Ahmedabad,
15th June, 2001

PARAG P. JHAVERI
Partner

BALANCE SHEET AS AT 31ST MARCH, 2001

(Rs. in Lacs)

	Schedule No.	As at 31.03.2001	As at 31.03.2000
SOURCES OF FUNDS			
Share Capital	A	1,000	1,000
Unsecured Loan	B	4,500	—
		5,500	1,000
APPLICATION OF FUNDS			
Current Assets, Loans & Advances	C	1,000	1,550
Less : Current Liabilities and Provisions	D	22,328	21,278
		(21,328)	(19,728)
Profit & Loss Account		26,828	20,728
		5,500	1,000
Notes on Accounts	F		

As per our report of even date attached herewith

For **KUNTE & ASSOCIATES**
Chartered Accountants

For and on behalf of the Board

PARAG P. JHAVERI
Partner

JAYESH K. SHAH
Director

B. M. SHAH
Director

Ahmedabad,
15th June, 2001

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2001

(Rs. in Lacs)

	Schedule No.	For the year ended 31.03.2001	For the year ended 31.03.2000
INCOME		—	—
		—	—
EXPENSES			
Administrative Expenses	E	6,100	5,510
		6,100	5,510
Profit/Loss for the year		(6,100)	(5,510)
Profit/Loss Brought Down		(20,728)	(15,218)
Loss Carried Down to the Balance Sheet		(26,828)	(20,728)
Notes on Accounts	F		

As per our report of even date attached herewith

For **KUNTE & ASSOCIATES**
Chartered Accountants

For and on behalf of the Board

PARAG P. JHAVERI
Partner

JAYESH K. SHAH
Director

B. M. SHAH
Director

Ahmedabad,
15th June, 2001

SCHEDULES FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT FOR THE YEAR ENDING ON 31ST MARCH, 2001

(Rs. in Lacs)

	As at 31.03.2001	As at 31.03.2000
SCHEDULE - A		
AUTHORISED SHARE CAPITAL		
10,00,000 Equity Shares of Rs. 10/- each	1,00,00,000	1,00,00,000
	1,00,00,000	1,00,00,000
ISSUED, SUBSCRIBED AND PAID UP		
100 Equity Shares of Rs. 10/- each [The whole of the above subscribed capital is held by The Arvind Mills Ltd. - The Holding Company and its nominees)	1,000	1,000
	1,000	1,000
SCHEDULE - B		
UNSECURED LOAN		
Inter Corporate Deposit	4,500	—
	4,500	—

(Rs. in Lacs)

	As at 31.03.2001	As at 31.03.2000
SCHEDULE - C		
CURRENT ASSETS LOANS AND ADVANCES		
Current Assets		
Cash and Bank Balance		
Cash on hand	1,000	1,000
Balance in Current Account with Scheduled Bank		550
	1,000	1,550
SCHEDULE - D		
CURRENT LIABILITIES AND PROVISIONS		
CURRENT LIABILITIES		
For Expenses	16,178	16,178
Audit Fee Payable	6,150	5,100
	22,328	21,278
SCHEDULE - E		
ADMINISTRATIVE EXPENSES		
Audit Fee	1,050	1,050
Bank Charges	550	2,300
Filing Fees	4,500	2,160
	6,100	5,510

SCHEDULE - F

NOTES FORMING PART OF THE ACCOUNTS

1. **Significant Accounting Policies :**

(A) Basis of Accounting

a) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles, applicable accounting standards except otherwise stated and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

b) The Company follows the mercantial system of Accounting and recognizes Items of Income and Expenditure on accrual basis.

2. Contigent Liability not provided for Rs. NIL.

3. Previous year figures have been rearranged/regrouped wherever necessary to make them comparable with the figures under review.

4. Payment to Auditors

	2000-2001	1999-2000
Audit Free (including Service Tax)	Rs. 1,050	Rs. 1,050

Signatures to Schedules A to F forming part of the Balance Sheet and Profit and Loss Account.

As per our report of even date attached herewith
For KUNTE & ASSOCIATES
Chartered Accountants,

PARAG P. JHAVERI
Partner
Ahmedabad,
15th June, 2001

For and on behalf of the Board

JAYESH K. SHAH Director
B. M. SHAH Director

Ahmedabad,
15th June, 2001

Additional Information pursuant to part IV of Schedule VI to the Companies Act, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	24599
State Code	04
Balance Sheet Date	31st March, 2001

II. Capital raised during the year (Amount in Rs. thousands)

Public Issue	Nil
Right Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities	5.50
Total Assets	5.50
Sources of Funds	
Paid up Capital	1.00
Reserves & Surplus	Nil
Secured Loans	Nil
Unsecured Loans	4.5
Application of Funds	
Net Fixed Assets	Nil
Net Current Assets	-21.33
Miscellaneous Expenditure	Nil
Investments	Nil
Accumulated Losses	26.83

IV. Performance of the Company (Amount in Rs. thousands)

Turnover	Nil
Total Expenditure	6.10
Loss before tax	-6.10
Loss after tax	-6.10
Earnings per share	N.A.
Dividend Rate %	N.A.

V. Generic names of three Principal Products/Service of the Company

Item Code No. (ITC Code)	N.A.
Product Description	N.A.

For and on behalf of the Board

B. M. SHAH
Director

Ahmedabad,
15th June, 2001

DIRECTORS' REPORT

Dear Shareholders,

Your Directors are pleased to present their Fifteenth Annual Report alongwith the audited accounts for the year ending 31st March, 2001.

1. **Financial Results**
   During the year the Company had done no activities. The Company has incurred a loss of Rs. 10,292 after providing depreciation for Rs. 17,360.
2. **Dividend**
   The Directors do not recommend any dividend in view of the loss incurred by the Company.
3. **Deposits**
   The Company has not accepted any deposits under the Companies Acceptance of Deposits Rules, 1975.
4. **Directors**
   In accordance with the provisions of the Companies Act, 1956 and the Articles of Association of the Company, Shri Jayesh K. Shah retires by rotation at the forthcoming Annual General Meeting and being eligible, offers himself for reappointment.
5. **Particulars of employees**
   The Company does not have any employee covered under the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.
6. **Directors' Responsibility Statement**
   In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company hereby declare
   (i) that in the preparation of the annual accounts, the applicable standards had been followed;
   (ii) that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of financial year and of the profit or loss of the Company for that period;
   (iii) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
   (iv) that the Directors had prepared the annual accounts on a going concern basis.
7. **Energy, Technology etc. and Foreign Exchange**
   The Company had done no activities during the year, therefore, it is not required to disclose particulars under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and as regard conservation of energy absorption etc. Further, during the year under review, your Company has neither earned nor made any payment in foreign exchange.
8. **Auditors**
   The Company's Auditors M/s. Rajni Shah & Associates, Chartered Accountants, retire at the conclusion of forthcoming Annual General Meeting and being eligible, offer themselves for reappointment. You are requested to appoint Auditors and to fix their remuneration.

For and on behalf of the Board

Ahmedabad,
29th June, 2001

JAGDISH G. DALAL Director
N.K. KAMDAR Director

AUDITORS' REPORT

To the Shareholders,

SYNTEL TELECOM LIMITED (formerly known as WESTERN INTERCOM PVT. LTD.)

I have audited the attached Balance Sheet of SYNTEL TELECOM LIMITED (formerly known as WESTERN INTERCOM PRIVATE LIMITED) as at 31st March, 2001 and also the annexed Profit & Loss Account of the Company for the year ended on that date and report that :

1. I have obtained all the information and explanations which to the best of my knowledge and belief were necessary for the purpose of my audit.
2. In my opinion proper books of account as required by law have been kept by the Company so far as appears from my examination of the books.
3. The Balance Sheet and Profit and Loss Account dealt with by the report are in agreement with the books of account.
4. In our opinion the Profit and Loss Account and the Balance Sheet comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.
5. In my opinion and to the best of my information and according to the explanations given to me, the accounts read with the notes thereon give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view :
   (i) in case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2001.
   (ii) in case of the Profit and Loss Account, of the loss of the Company for the year ended on that date.
6. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Central Government in terms of Section 227 (4A) and (4C) of the Companies Act, 1956 and on the basis of such checks as we considered appropriate, I further report that :
   (i) The Company is maintaining proper records to show full particulars including quantitative details and situation of fixed assets. As per the information given to me the assets have been physically verified by the management at reasonable intervals. We have been informed that no discrepancies were noticed on such verification.
   (ii) None of the fixed assets have been revalued during the year.
   (iii) The Company has not taken any loans from a Company listed in the register maintained under Section 301 of the Companies Act, 1956 or from the companies under the same Management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
   (iv) The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 and to the companies under the same Management as defined under Section 370 (1B) of the Companies Act, 1956.
   (v) The Company has not granted any loans or advances in the nature of loans to any party.
   (vi) In our opinion and in accordance with the informations and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
   (vii) There are no transactions of purchase of goods and materials and sale of goods, materials and services, made in prudence of contracts or arrangement entered in register(s) maintained under Section 301 of the Companies Act, 1956 as aggregating during the year to Rs. 50,000/- (Rs. Fifty Thousand only) or more in respect of each party.
   (viii) The Company has not accepted any fixed deposit from the public.
   (ix) As informed, the Company has no realisable by-product and scraps.
   (x) As there was no payments to be made for statutory dues, the same is not applicable to the Company.
   (xi) According to the records of the Company, there were no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty outstanding as at 31st March, 2001 for a period of more than six months from the date they became payable.
   (xii) According to information and explanations given to us and records of the Company examined by us, no personal expenses have been charged to revenue account.

   4C (ii) As informed, the Company has no damaged goods traded during the year.

Sub-Clauses (iii), (iv), (v), (vi), (xii), (xv), (xvi), (xx) of clause 4 (a) of the said order are not applicable to the Company.

For and on Behalf of

RAJNI SHAH & ASSOCIATES
Chartered Accountants

Ahmedabad,
29th June, 2001

RAJNI SHAH
Proprietor

BALANCE SHEET AS AT 31ST MARCH, 2001

	Schedule	As on 31-03-2001	As on 31-03-2000
I. SOURCES OF FUNDS			
(1) Shareholders' Funds			
Share Capital	A	20.00	20.00
(2) Loan Fund			
Secured Loan			
Unsecured Loan	B	10000000.00	10000000.00
TOTAL		10000020.00	10000020.00
II. APPLICATION OF FUNDS			
(1) Fixed Assets	C		
Gross Block		477580.52	477580.52
Less : Depreciation		150472.00	133112.00
Net Block		327108.52	344468.52
(2) Investments	D	98000.00	98000.00
(3) Net Current Assets			
Current Assets, Loans and Advances	E	1722587.82	1723194.82
Less : Current Liabilities and Provisions	F	981058.72	988733.72
Net Current Assets		741529.10	734461.10
(4) Miscellaneous Expenditure (To the extent not written off or adjusted)			
(a) Preliminary Expenditure		947.50	947.50
(b) Pre-operative and Project Exp.		9836.38	9836.38
(5) Profit and Loss A/c.		8822598.50	8812306.50
TOTAL		10000020.00	10000020.00
Notes on Accounts	H		

As per our report of even date attached
For RAJNI SHAH & ASSOCIATES
Chartered Accountants

For and on Behalf of the Board of
SYNTEL TELECOM LIMITED
(Formerly known as Western Intercom Private Limited)

RAJNI M. SHAH
Proprietor

JAGDISH G. DALAL
Director

N.K. KAMDAR
Director

Ahmedabad,
29th June, 2001

Ahmedabad,
29th June, 2001

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2001

	Schedule	For the year ended 31-03-2001	For the year ended 31-03-2000
INCOME			
Excess Provision Written Off		14875.00	—
Interest		—	5791.00
TOTAL (X)		14875.00	5791.00
EXPENSES			
Administrative Expense	G	7807.00	12920.00
Depreciation	C	17360.00	17360.00
Preliminary Exp. Writtern Off		—	5394.00
TOTAL (Y)		25167.00	35674.00
PROFIT/LOSS BEFORE TAX (X-Y)		(10292.00)	(29883.00)
B/F from Previous Year		(8812306.50)	(8782423.50)
Excess/Short Provision for I.T.		—	—
LESS : PROVISION FOR TAX		—	—
PROFIT/LOSS AFTER TAX		(8822598.50)	(8812306.50)
LESS : APPROPRIATIONS			
BALANCE CARRIED TO BALANCE SHEET		(8822598.50)	(8812306.50)
Notes on Accounts	H		

As per our report of even date attached
For RAJNI SHAH & ASSOCIATES
Chartered Accountants

For and on Behalf of the Board of
SYNTEL TELECOM LIMITED
(Formerly known as Western Intercom Private Limited)

RAJNI M. SHAH
Proprietor

JAGDISH G. DALAL
Director

N.K. KAMDAR
Director

Ahmedabad,
29th June, 2001

Ahmedabad,
29th June, 2001

SCHEDULES FORMING PART OF THE ACCOUNTS

	2000-2001	1999-2000
SCHEDULE A		
SHARE CAPITAL		
AUTHORISED CAPITAL		
9900 Unclassified Shares of Rs.10/-	99000.00	99000.00
100 Equity Shares of Rs.10/- each	1000.00	1000.00
ISSUED, SUBSCRIBED AND PAID UP CAPITAL		
2 (Previous Year 2) Equity Shares of Rs.10/- each (Fully paid up)	20.00	20.00
TOTAL	20.00	20.00
SCHEDULE B		
UNSECURED LOANS		
Arvind Mills Limited	10000000.00	10000000.00
TOTAL	10000000.00	10000000.00

SCHEDULE C
FIXED ASSETS

Type of Asset	Gross Block		Depreciation			Net Block	
	As At 31/03/2000	As at 31/03/2001	Up to 31/03/2000	For the year	Up to 31/03/2001	As at 31/03/2000	As at 31/03/2001
a) Air Conditioner	60000.00	60000.00	23994.00	3090.00	27084.00	36006.00	32916.00
b) Electric Installation	17797.00	17797.00	7142.00	917.00	8059.00	10655.00	9738.00
c) Furniture & Fixtures	399783.52	399783.52	101976.00	13353.00	115329.00	297807.52	284454.52
TOTAL	477580.52	477580.52	133112.00	17360.00	150472.00	344468.52	327108.52

	2000-2001	1999-2000
SCHEDULE D		
INVESTMENTS		
Bank of Baroda F.D.	57000.00	57000.00
F.D. with S.B.S. Bank	1000.00	1000.00
F.D. with S.B.S. Bank Pune	33000.00	33000.00
F.D. with UCO Bank	5000.00	5000.00
N.S.C. (for S.T. Bangalore)	2000.00	2000.00
TOTAL	98000.00	98000.00

	2000-2001	1999-2000
SCHEDULE E		
CURRENT ASSETS, LOANS AND ADVANCES		
Cash & Bank Balances		
Cash on Hand	9734.35	9734.35
Allahabad Bank, Mumbai	17658.12	17750.12
Bank of Baroda, Pune	81991.00	82071.00
Bank of India, Chennai	4314.01	4534.01
State Bank of Saurashtra, Ahmedabad	23299.73	23399.73
State Bank of Saurashtra, Pune	510821.27	510821.27
UCO Bank, Bangalore	13933.87	14048.87
UCO Bank, Delhi	13107.66	13107,66
TOTAL (I)	674860.01	675467.01
Sundry Debtors		
Secured (considered good)		
O/S for more than Six Months	848463.45	848463.45
O/S for less than Six Months	—	—
Unsecured		
TOTAL (II)	848463.45	848463.45

	2000-2001	1999-2000
SCHEDULE E		
CURRENT ASSETS, LOANS AND ADVANCES (Contd.)		
Other Current Assets		
Branch Imprest - Ahmedabad	(5000.00)	(5000.00)
Branch Imprest - Bangalore	3371.79	3371.79
Branch Imprest - Chennai	873.89	873.89
Branch Imprest - New Delhi	9068.35	9068.35
Branch Imprest - Pune	2594.84	2594.84
TOTAL (III)	10908.87	10908.87
Advanced (receivable in cash or kind)		
H. Kamlesh	4150.00	4150.00
Interest Accrued but not due	6902.00	6902.00
Sales Tax Receivable (LST Bangalore)	38734.26	38734.26
Sales Tax Receivable (LST Delhi)	2391.95	2391.95
Sales Tax Receivable (LST Chennai)	459.38	459.38
S. Mohitra	1200.00	1200.00
Tax Deducted at Source	15854.00	15854.00
Central Railway Security Deposit	16558.00	16558.00
CTO Royapttah Asst. Cir. 1	17300.00	17300.00
SBS F.D. Delhi Sales Tax	56350.00	56350.00
South Central Railway Guntakul	13315.90	13315.90
Interest on BOB F.D. Receivable	15140.00	15140.00
TOTAL (IV)	188355.49	188355.49
GRAND TOTAL (I + II + III + IV)	1722587.82	1723194.82

SCHEDULES FORMING PART OF THE ACCOUNTS

	2000-2001	1999-2000
SCHEDULE F		
CURRENT LIABILITIES AND PROVISIONS		
Creditors		
Arvind Mills Ltd.	296499.21	296499.21
BHOR Industries Ltd.	9199.00	9199.00
S.E. Prabhakar & Co., C.A.	2000.00	2000.00
TOTAL (I)	307698.21	307698.21
Current Liabilities		
L.S.T. Gujarat	3500.31	3500.31
Provision for Bad Debts	653860.20	653860.20
Professional Tax Payable (Staff - Pune)	8800.00	8800.00
Unpaid Expenses	2575.00	12375.00
Unpaid Audit Fees	2625.00	—
Unpaid Account Charges	2000.00	2500.00
TOTAL (II)	673360.51	681035.51
GRAND TOTAL (I + II)	981058.72	988733.72
SCHEDULE G		
ADMINISTRATIVE EXPENSES		
Accounting Expenses	2000.00	3000.00
Auditors' Remuneration		
Audit Fees	2625.00	6300.00
Legal and Professional Consultancy	2000.00	2500.00
Bank Commission & Charges	607.00	545.00
Filing Fees	300.00	300.00
Miscellaneous Expenses	275.00	275.00
TOTAL	7807.00	12920.00

SCHEDULE H

NOTES FORMING PART OF THE ACCOUNTS

(A) DISCLOSURE OF ACCOUNTING POLICIES :

(i) **Method of Accounting**
The Company is following the accrual system of accounting.

(ii) **Fixed Assets**
The Fixed Assets are stated at cost less depreciation.

(iii) **Inventories**
There is no closing stock.

(iv) **Depreciation**
Depreciation on Fixed Assets is calculated on straight line method at the rates prescribed by Schedule XIV to the Companies Act, 1956.

(v) **Miscellaneous Expenditure**
Preliminary and Pre-operative expenses are amortised over a period of ten years.

(B) OTHER NOTES :

1. Previous Year's figures are regrouped wherever necessary to make them comparable with current year.
2. According to the nature of business of the Company, there is no fixed licenced capacity nor any fixed installed capacity.
3. The balances of advances/loans given/obtained and Debtors and Creditors are subject to their confirmations.
4. Import of Materials Components, Spare Parts and Capital Goods — NIL
5. Expenditure in Foreign Currency — NIL
6. Remittances in Foreign Currency on account of dividend and earning in foreign currency. — NIL
7. AUDITORS' REMUNERATION

Audit Fees	Rs. 2625.00	Rs. 6300.00
Other Fees	Rs. 2000.00	Rs. 2500.00

As per our report of even date attached
For **RAJNI SHAH & ASSOCIATES**
Chartered Accountants

RAJNI M. SHAH
Proprietor
Ahmedabad, 29th June, 2001

For and on Behalf of the Board of
SYNTEL TELECOM LIMITED
(Formerly known as Western Intercom Private Limited)

JAGDISH G. DALAL — Director
N.K. KAMDAR — Director
Ahmedabad, 29th June, 2001

ADDITIONAL INFORMATION AS REQUIRED UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	8289
State Code	04
Balance Sheet Date	31st March, 2001

II. Capital raised during the year (Amount in Rs.)

Public Issue	Nil
Right Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

III. Position of Mobilisation and Deployment of Funds (Amount in Rs.)

Total Assets	10000.02
Total Liabilities	10000.02
Sources of Funds	
Paid up Capital	0.02
Reserves & Surplus	Nil
Secured Loans	Nil
Unsecured Loans	10000.00
Application of Funds	
Net Fixed Assets	327.10
Investments	98.00
Net Current Assets	741.53
Miscellaneous Expenditure	10.80
Profit and Loss A/c	8822.59

IV. Performance of the Company (Amount in Rs.)

Total Income	14.88
Total Expenditure	25.17
Loss before tax	10.29
Loss after tax	10.29
Earnings per share	N.A.
Dividend Rate %	N.A.

V. Generic names of three Principal Products/Service of the Company

Item Code No. (ITC Code)	No Activities
Product Description	Telecom Ins.

For and on behalf of the Board

JAGDISH G. DALAL — Director
N.K. KAMDAR — Director

Ahmedabad,
29th June, 2001

DIRECTORS' REPORT

Dear Members

Your Directors are happy to present their 8th Annual report alongwith the audited financial statements for the year ended 31st March 2001.

FINANCIAL HIGHLIGHTS :

	(USD in thousands)	
	2001-01	1999-00
1. Sales and other income	**13519.17**	21503.77
2. Profit before taxation	**33.02**	59.67
3. Provision for taxation	**0.66**	8.01
4. Proposed dividend	—	—
5. Retained earnings	**(51.47)**	(83.83)

OPERATIONS :

Significant slowdown in US economy especially during the second half of the year and continued till date adversely affected consumer spending and largely affected retail sales causing major reduction in sales of your company products.

In spite of such unfavorable conditions for sales and tremendous pressure on prices, your company managed to end the year with positive results in terms of profits. This was made possible by cutting down the variable cost and overheads whenever possible.

DIVIDEND :

Your directors propose to skip the dividend for the year.

DIRECTORS :

All the directors are due for retirement at the forthcoming Annual General Meeting of the company and eligible for appointment.

The company wants to place on record their sincere thanks to customers and financial institutions for their exemplary support amid such difficult business conditions.

By order of the Board

SANJAY S. LALBHAI — Director

SAMVEG A. LALBHAI — Director

May 10, 2001

AUDITORS' REPORT

To the Stockholder of

Arvind Worldwide Inc.

We have audited the accompanying balance sheet of Arvind Worldwide Inc. (a Delaware Corporation and wholly owned subsidiary of the Arvind Mills Ltd., India) as of March 31, 2001 and 2000, and the related statements of stockholder's equity, income and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arvind Worldwide Inc. as of March 31, 2001 and 2000 and the results of its income and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

New York

May 10, 2001

MLZ Partners LLP

Balance Sheet as at March 31, 2001

	2001 IN USD	2000 IN USD
ASSETS		
Current Assets :		
Cash and Cash Equivalents	304,068	85,726
Due from Factor	204,121	657,981
Accounts Receivable	696,724	1,853,049
Inventories	794,678	3,269,378
Due from Related Parties	600,455	650,599
Other Current Assets	126,047	79,913
Total Current Assets	2,726,093	6,596,646
Property and Equipment (Net of Accumulated Depreciation)	12,156	37,400
Other Assets	367,410	365,752
Total	3,105,659	6,999,798
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities :		
Note Payable-Bank	350,000	1,150,000
Due to Related Parties	1,897,728	5,058,560
Other Current Liabilities	409,397	375,072
Total Current Liabilities	2,657,125	6,583,632
Commitments and Contingencies		
Stockholder's Equity :		
Common Stock, no par value Authorized Shares - 1,500 Issued and Outstanding Shares - 500	500,000	500,000
Accumulated deficit	(51,466)	(83,834)
Total Stockholder's Equity	448,534	416,166
Total	3,105,659	6,999,798

	Common Stock	Accumulated Deficit
2000	USD	USD
Balance at April 1, 1999	500,000	(135,492)
Net Income	—	51,658
Balance at March 31, 2000	500,000	(83,834)
2001		
Balance at April, 2000	500,000	(85,834)
Net Income	—	32,368
Balance at March 31, 2001	500,000	(51,466)

Profit and Loss Account for the years ended March 31, 2001

	2001 IN USD	% of Sales	2000 IN USD	% of Sales
Gross Sales	13,724,137	101.52	21,717,391	100.99
Sales Returns and Allowances	204,960	1.52	213,618	0.99
Net Sales	13,519,177	100.00	21,503,773	100.00
Cost of Sales	12,061,341	89.22	20,113,684	93.54
Gross Profit	1,457,836	10.78	1,390,089	6.46
Other Income	13,238	0.10	676,677	3.15
Operating Income	1,471,074	10.88	2,066,766	9.61
Operating Expenses				
Selling Expenses	340,254	2.52	445,369	2.07
General and Administrative Expenses	885,893	6.55	1,247,307	5.80
Financial Expenses	211,904	1,57	314,418	1.46
Total Operating Expenses	1,438,051	10.64	2,007,094	9.33
Income before Provision for Income Taxes	33,023	0.24	59,672	0.28
Provision for Income Taxes	655	–	8,014	0.04
Net Income	32,368	0.24	51,658	0.24

STATEMENT OF CASH FLOWS FOR THE YEARS ENDED MARCH 31, 2001

	2001 IN USD	2000 IN USD
CASH FLOWS FROM OPERATING ACTIVITIES :		
NET INCOME	**32,368**	51,658
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	**16,367**	62,386
Provision for deferred income taxes	—	6,229
Provision for sales returns and allowances	**120,000**	—
Provision against foreign income tax withholding asset	**74,849**	45,293
Gain on the sale of asset	**(4,623)**	—
Changes in Operating Assets and Liabilities :		
Decrease in due from factor	**469,860**	527,714
Decrease (increase) in accounts receivable	**1,020,326**	(673,117)
Decrease in inventories	**2,474,700**	1,493,926
Decrease (increase) in due from related parties	**50,144**	(297,680)
(Increase) decrease in other current assets	**(46,135)**	49,442
Decrease in due to related parties	**(3,160,831)**	(944,269)
Increase (decrease) in other current liabilities	**34,325**	(19,207)
Total Adjustments	**1,048,982**	250,718
Net Cash Provided by Operating Activities	**1,081,350**	302,376
CASH FLOWS FROM INVESTING ACTIVITIES :		
Payments for security deposit	**(23,369)**	(379)
Payments for foreign income tax withholding	**(53,139)**	(130,740)
Proceeds from the sale of vehicle	**13,500**	—
NET CASH USED IN INVESTING ACTIVITIES	**(63,008)**	(131,119)
CASH FLOWS FROM FINANCING ACTIVITIES :		
Repayments of note payable-bank	**(800,000)**	(340,000)
Net Cash Used in Financing Activities	**(800,000)**	(340,000)
Net Increase (Decrease) in Cash and Cash Equivalents	**218,342**	(168,743)
Cash and cash equivalents at beginning of the year	**85,726**	254,469
Cash and Cash Equivalents at End of the Year	**304,068**	85,726
Supplemental disclosures of Cash Flow information :		
Cash paid during the year for interest	**58,792**	210,953
Cash paid during the year for income taxes	—	1,105

SCHEDULE NOTES

NOTES

1. Summary of Significant Accounting Policies

Arvind Worldwide Inc. was incorporated on February 23, 1993 in the state of Delaware. The summary of significant policies of **Arvind Worldwide Inc.** ("the Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

(a) Business activity

The Company's primary business is the import, wholesale distribution and marketing of greige and denim fabrics to manufacturers in North, Central and South America. The Company also provides various consulting and agency services.

(b) Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(c) Concentration of credit risk

The Company's cash and cash equivalents are subject to potential concentrations of credit risk, as the Company has cash deposits in excess of federally insured limits. The Company's non factored accounts receivable primarily represent unsecured credit extended to customers in South America and Canada.

(d) Accounting for bad debts and allowances

Bad debts and allowances are provided based upon historical experience and management evaluation of outstanding accounts receivable.

(e) Inventory valuation

Inventories, substantially all fabrics, is recorded at the lower of cost (first-in, first-out method) or market value.

(f) Property and equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. The Company provides depreciation for property and equipment using the straight-line method over the estimated useful lives of the relative assets.

The Company provides for amortization of the costs of the contract rights over the useful lives of the assets.

(g) Income Taxes

The Company provides for income taxes based on pre-tax earnings reported in the financial statements. Certain items such as depreciation are recognized for tax purposes in periods other than the period they are reported in the financial statements.

Deferred income taxes are provided in accordance with Statements of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"*. Deferred income taxes are provided for accumulated temporary differences due to basis of differences for assets and liabilities for financial reporting and income tax purposes, including alternative minimum taxes. Net deferred tax assets in the balance sheet are associated with anticipated tax benefit from net operating losses available for carryforward purposes, which expire in the year 2019. Deferred tax assets are based upon projected future income.

(h) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Reclassification

Certain March 31, 2000 amounts have been reclassified to conform to the March 31, 2001 presentation.

SCHEDULE NOTES

2. Due from Factor

Under an agreement with Capital Factors Inc., the Company, subject to the factor's credit approval, assigns and sells to the factor a portion of its accounts receivable without recourse.

The balance due from the factor represents the accounts receivable assigned and sold to the factor after deducting factoring charges and an allowance, where necessary, for customer's claims and deductions.

At March 31, the accounts receivable - factored are as follows :

	2001 IN USD	2000 IN USD
Accounts receivable-factored	267,567	2,113,097
Assignments in Transit	—	73,948
	267,567	2,187,045
Less : Advances from factor	63,446	1,513,064
	204,121	673,981
Less : Provision for sales returns and allowances		16,000
Total	204,121	657,981

The accounts receivable - factored are summarized by due date as follows :

	2001 IN USD	2000 IN USD
Current	199,744	1,352,291
Past due 1 to 30 days	7,294	622,544
Past due 31 to 60 days		156,410
Past due 91 days and over	60,529	55,800
Total	267,567	2,187,045

3. Accounts Receivable

At March 31, the accounts receivable consist primarily of foreign accounts receivable which are summarized by invoice date as follows :

	2001 IN USD	2000 IN USD
Current	417,758	417,823
31 to 60 days		973,684
61 to 90 days	68,562	217,192
91 days and over	385,404	283,350
	871,724	1,892,049
Less : Provision for sales returns and allowances	175,000	39,000
Total	696,724	1,853,049

4. Inventories

At March 31, the inventories consist of :

	2001 IN USD	2000 IN USD
Inventories in public warehouses	181,308	1,483,232
Inventories-in-transit	613,370	1,786,146
Total	794,678	3,269,378

At March 31, inventories in public warehouses are aged by receipt dates as follows :

	2001 IN USD	2000 IN USD
Less than one year old	131,240	1,338,361
More than one year old	50,068	144,871
Total	181,308	1,483,232

These inventories are pledged to the State Bank of India, New York.

5. Other Current Assets

At March 31, other current assets consist of :

	2001 IN USD	2000 IN USD
Customs duty refund receivable	72,623	47,913
Claims receivable	25,225	—
Prepaid expenses and taxes	20,411	24,212
Deferred tax asset	7,788	7,788
Total	126,047	79,913

6. Property and Equipment

At March 31, property and equipment consists of :

	2001 IN USD	2000 IN USD
Vehicle	—	22,505
Furniture and Fixtures	20,623	38,742
Equipment	49,868	64,784
	70,491	126,031
Less : Accumulated Depreciation	58,335	88,631
Total	12,156	37,400

During the years ended March 31, 2001 and 2000, the Company has written off $ 33,036 and $ 14,244 respectively, for fully depreciated property and equipments.

7. Other Assets

At March 31, other assets consist of :

	2001 IN USD	2000 IN USD
Foreign income tax withholding	301,798	323,508
Deferred tax asset	23,363	23,363
Security deposits	42,249	18,881
Total	367,410	365,752

At March 31, 2001 the Company has available foreign income tax withholding tax credits of approximately $ 301,798 available to offset future taxable liabilities. Any unused foreign tax credits will expire if not utilized by the taxable year ending March 31, 2005 for federal income tax purposes. At this time, it is not possible to predict the future utilization of tax credits. The Company has recorded a valuation allowance for the future realization of the foreign withholding tax credits.

8. Note Payable - Bank

	2001 IN USD	2000 IN USD
The Company has a credit facility with State Bank of India, New York, with a maximum borrowing limit of $ 1,200,000. Interest on advances is charged at "SBIs Prime Rate". Borrowings under the line of credit is secured by certain assets and loan covenants. The Company has not met with certain loan covenants.	350,000	1,150,000

SCHEDULE NOTES

9. Other Current Liabilities

At March 31, other current liabilities consist of the following :

	2001 IN USD	2000 IN USD
Accounts payable	208,298	—
Royalty	90,000	203,150
Advances from customers	70,200	87,950
Accrued expenses	40,899	83,972
Total	409,397	375,072

10. Related Party Transactions

The following transactions occurred between the Company and the following overseas related parties : The Arvind Mills Ltd., Arvind Worldwide (M) Inc., Arvind Fashions Ltd. and Arvind Clothing Ltd. :

a) During the years ended March 31, 2001 and 2000, the Company sold merchandise to related parties of $ 230,854 and $ 0, respectively.

b) During the years ended March 31, 2001 and 2000, the Company bought merchandise from related parties of $ 859,245 and $ 17,513,361, respectively.

c) During the years ended March 31, 2001 and 2000, the Company earned consultancy fee and commission income from related parties of $ 8,547 and $ 599,573 respectively.

d) During the years ended March 31, 2001 and 2000, the Company earned royalty income from related parties of $ 353,687 and $ 866,157, respectively.

e) During the years ended March 31, 2001 and 2000, the Company raised claims on related parties against purchases of $ 0 and $ 634,468, respectively.

f) At March 31, the balances outstanding with related parties were as follows :

	2001 IN USD	2000 IN USD
The Arvind Mills Limited	(1,834,575)	(5,058,560)
Arvind Polycot Limited	(63,153)	—
Arvind Worldwide (M) Inc.	511,933	444,599
Arvind Clothing Limited	88,522	76,000
Arvind Fashions Limited	—	130,000
Total	600,455	650,599

11. Economic Dependency

During the years ended March 31, 2001 and 2000, the Company has been dependent upon its overseas related parties for merchandise purchases and financing. As a result, the operations of the Company are dependent upon the continued availability of financing from related parties.

At March 31, sales to major customers and purchases from major supplier, were as follows :

	#	2001 IN USD Amount	%	#	2000 IN USD Amount	%
Major customer(s)	1	2,026,791	15	3	8,646,467	40
Major supplier - related party	1	8,446,602	94	1	16,988,860	97

12. Provision for Income Taxes

At March 31, provision for income taxes consist of the following :

	2001 IN USD	2000 IN USD
State income taxes	355	1,485
City income taxes	300	300
Deferred income tax expense	—	6,229
Total	655	8,014

The Company has a net operating loss carry forward totaling approximately $ 202,900 available to offset federal and state taxable income through 2018. Deferred income taxes arise from temporary differences between income tax and financial reporting, and principally relate to net operating loss carry forward.

At March 31, 2000, deferred tax assets consist of the following :

	2001 IN USD	2000 IN USD
Short-term	7,788	7,788
Long-term	23,363	23,363
Total	31,151	31,151

13. Commitments and Contingencies

a) Lease commitments :

The Company is obligated under non-cancelable operating leases for its offices which expire on August 31, 2002. During the years ended March 31, 2001 and 2000, the rent expense was $ 54,545 and $ 131,970, respectively.

b) Royalty agreements :

The Company is required to pay minimum guaranteed royalties under certain royalty agreements expiring in December 2001 and December 2008.

At March 31, commitments under the lease and royalty agreements are as follows :

Twelve Months Ending	Office Lease $	Royalty $	Total $
March 31, 2002	29,558	360,000	389,558
2003	12,470	360,000	372,470
2004	—	362,500	362,499
2005	—	375,000	374,997
Thereafter	—	1,587,500	1,587,500
Total	42,028	3,045,000	3,087,024

14. Subsequent Event

On April 4, 2001, the Company paid off its outstanding note payable balance of $ 350,000.

REPORT OF THE DIRECTORS

1. The directors submit herewith their Annual Report to the Members together with the accounts for the period ended March 31, 2001.

2. **Review of the business**

The profit and loss account is set out on page 4.

The company was incorporated on May 21, 1993 as an offshore company and its principal activity is to conduct international trading activities.

3. **Dividend**

The directors recommend that no dividend be declared for the period under review.

4. **Auditor**

The auditor, J. Louis Couacaud (F.C.A.), has expressed his willingness to continue in office and in accordance with Section 164(2) of the Companies Act, 1984 a resolution for his re-appointment will be proposed at the next Annual General Meeting.

5. **Change of Financial Year end**

The company has changed its financial year end from 31 December to 31 March.

By Order of the Board

MULTICONSULT LTD.
Secretary

11th January, 2002

REPORT OF THE AUDITOR TO THE MEMBERS

I have audited the accounts of Arvind Worldwide (M) Inc. set out on pages 3 to 13 which have been prepared on the basis of the accounting policies set out on pages 7 to 9.

Respective responsibilities of directors and auditor

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act, 1984, as applicable under the Mauritius Offshore Business Activities Act, 1992. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. It is my responsibility to form an independent opinion, based on my audit, on those accounts and to report my opinion to you.

Basis of opinion

I conducted my audit in accordance with International Standards on Auditing. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

I planned and performed my audit so as to obtain all the information and explanations which I considered necessary in order to provide me with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement. In forming my opinion I also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In my opinion the accounts give a true and fair view of the state of affairs of the company as at March 31, 2001 and of its results and cash flows for the period then ended and have been properly prepared in accordance with the Companies Act, 1984, as applicable under the Mauritius Offshore Business Activities Act, 1992.

J. LOUIS COUACAUD (F.C.A.)

Port Louis, Mauritius
11th January, 2002

BALANCE SHEET AS AT MARCH 31, 2001

	Notes	2001 USD	1999 USD
DEFICIT OF ASSETS			
Non-current assets			
Investment	2	**112,254**	112,254
Tangible fixed assets	3	**32,510**	76,931
		144,764	189,185
Current assets			
Inventories	4	**1,911,100**	2,464,609
Trade and other receivables	5	**7,315,957**	5,691,628
Amounts due from group companies	6	**1,044,178**	2,328,720
Bank and cash balances	15	**226,026**	213,727
		10,497,261	10,698,684
Current liabilities			
Bank overdraft		–	162,885
Short term loan	11	–	42,259
Trade and other payables	7	**1,436,135**	1,030,756
Amounts due to group companies	8	**13,623,661**	14,907,390
		15,059,796	16,143,290
NET CURRENT LIABILITIES		**(4,562,535)**	(5,444,606)
		(4,417,771)	(5,255,421)
REPRESENTED BY			
Capital and reserves			
Share capital	9	**500,000**	500,000
Reserves	10	**(4,917,771)**	(5,755,421)
		(4,417,771)	(5,255,421)

Port Louis — **ARVIND N. LALBHAI** Director
Date : 11th January, 2002 — **N.N. LALBHAI** Director

PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

	Notes	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
Turnover	1	**25,190,365**	16,962,390
Profit/(Loss) for the period/year	12	**53,568**	(3,627,695)
Revenue deficit at January 1, 2000		**(5,788,398)**	(2,160,703)
Revenue deficit at March 31, 2001	10	**(5,734,830)**	(5,788,398)
Profit/(Loss) per share	14	**10.71**	(725.54)

Port Louis — **ARVIND N. LALBHAI** Director
Date : 11th January, 2002 — **N.N. LALBHAI** Director

The notes on pages 7 to 13 form part of these accounts.
Auditor's report on page 2

CASH FLOW STATEMENT FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

	Notes	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
Operating activities			
Cash generated from operating activities	14	**(574,828)**	(245,504)
Net cash generated from operating activities		**(574,828)**	(245,504)
Investing activities			
Disposal of fixed assets		**11,349**	35,224
Purchase of fixed assets		–	(35,602)
Amounts repaid by group companies		**1,284,542**	–
Amounts given to group companies		–	(214,601)
Net cash generated from investing activities		**1,295,891**	(214,979)
Financing activities			
Amounts received from group companies		–	145,664
Amounts repaid to group companies		**(1,287,702)**	–
Loan repaid		**(42,259)**	(81,744)
Net cash generated from financing activities		**(1,329,961)**	63,920
Net decrease in cash and cash equivalents		**(608,898)**	(396,563)
Movements in cash and cash equivalents			
Net decrease in cash and cash equivalents		**(608,898)**	(396,563)
Cash and cash equivalents at beginning of year		**50,842**	466,352
Adjustment for difference on exchange		**784,082**	(18,947)
Cash and cash equivalents at end of year	15	**226,026**	50,842

STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

	Share Capital USD	Reserves USD	Total USD
At January 1, 1999	500,000	(2,160,703)	(1,660,703)
Foreign exchange translation reserves	–	32,977	32,977
Loss for the year	–	(3,627,695)	(3,627,695)
At December 31, 1999	**500,000**	**(5,755,421)**	**(5,255,421)**
At January 1, 2000	500,000	(5,755,421)	(5,255,421)
Foreign exchange translation reserves	–	784,082	784,082
Loss for the period	–	53,568	53,568
At March 31, 2001	**500,000**	**(4,917,771)**	**(4,417,771)**

NOTES TO THE ACCOUNTS FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

1. **PRINCIPAL ACCOUNTING POLICIES**

The principal accounting policies adopted by the company are as follows :

(a) Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

(b) Turnover

Turnover represents the total invoiced values, net of value added tax, of all sales of goods and services, less discounts, allowances and returns.

(c) Depreciation

Depreciation is calculated to write off the cost of tangible fixed assets on a straight line basis over the expected useful lives of the assets concerned. The principal annual rates used for the purpose are as follows :

Leasehold improvements	25%
Furniture, fixtures and fittings	10%-25%
Office equipment	15%
Computers	15%
Motor vehicles	15%-25%

The United Kingdom branch applies a depreciation rate of 12.5% on its furniture, fixtures and fittings, calculated on the reducing balance basis. This has an insignificant effect on the financial statements for the year.

(d) Inventories

Inventories are valued at the lower of cost and net realisable value.

(e) Foreign currencies

Assets and liabilities denominated in foreign currencies other than the U.S. Dollar are translated into U.S. Dollars at the rates of exchange ruling at the balance sheet date. The results for the period are translated at the year end rate of exchange. Differences on exchange arising from the retranslation of the opening reserves and from the translation of the results for the period at the year end rate are taken to reserves. All other foreign exchange differences are taken to the profit and loss account of the period in which they arise.

(f) Instalment plans

Future instalments payable under instalment plans net of finance charges, are included in creditors with the corresponding asset values recorded as fixed assets and depreciated over their estimated useful lives. Payments are apportioned between the finance element charged to profit and loss account and the capital element which reduces principal/liability amount outstanding.

(g) Commission income

Commission income is recognised upon the completion of services performed.

(h) Organisation and operations

Jebel Ali Branch

Arvind Worldwide (M) Inc. (Jebel Ali Branch) is a branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius on 21 May 1993. The branch operates from the Jebel Ali Free Zone in the UAE under a special licence issued by the Jebel Ali Free Zone Authority.

The branch is engaged in the business of trading in textiles, related accessories and its own branded garments under the brand names of **Arrow, Newport** and **Flying Machine.**

The Company has closed its branch on April 11, 2000.

Hong Kong Branch

Arvind Worldwide (M) Inc. - Hong Kong Branch is the Hong Kong branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius (Head Office) which in turn is a wholly owned subsidiary of Arvind Mills Limited, a company incorporated in India (Parent Company).

The Hong Kong Branch is principally engaged in the provision of sales and marketing services in the Asia Pacific region for its parent Company.

UK Branch

Arvind Worldwide (M) Inc. - UK Branch is the UK branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius (Head Office) which in turn is a wholly owned subsidiary of Arvind Millls Limited, a company incorporated in India (Parent Company).

The UK Branch is principally engaged in the provision of sales and marketing services in the European region for its parent Company.

Turkey Branch

Arvind Worldwide (M) Inc. - Turkey Branch is the Turkey branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius (Head Office) which in turn is a wholly owned subsidiary of Arvind Mills Limited, a company incorporated in India (Parent Company).

The Turkey Branch has not started operations.

Philippines Representative Office

The Philippines Representative Office represents Arvind Worldwide (M) Inc. in the South-East Asia region.

The Representative Office is not operational.

	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
2. **INVESTMENT**		
At cost	112,254	112,254

20% holding of the UK branch in Lauffenmulhe Textile GmbH, a company incorporated in Germany.

3. **TANGIBLE FIXED ASSETS**

	Leasehold Improvements USD	Furniture Fixtures & Fittings USD	Office Equipment USD	Computers USD	Motor Vehicles USD	Land & Buildings USD	Total USD
COST							
At January 1, 2000	55,021	153,525	7,265	34,769	25,176	4,412	280,168
Disposals	(55,021)	(89,370)	(7,265)	(34,769)	(25,176)	–	(211,601)
At March 31, 2001	–	**64,155**	–	–	–	**4,412**	**68,567**
DEPRECIATION							
At January 1, 2000	44,686	94,349	4,717	30,155	24,918	4,412	203,237
Charge for the period	–	5,642	–	–	328	–	5,970
On disposals	(44,686)	(68,346)	(4,717)	(30,155)	(25,246)	–	(173,150)
At March 31, 2001	–	**31,645**	–	–	–	**4,412**	**36,057**
NET BOOK VALUE							
At March 31, 2001	–	32,510	–	–	–	–	32,510
At December 31, 1999	10,335	59,176	2,548	4,614	258	–	76,931

NOTES TO THE ACCOUNTS FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
4. INVENTORIES		
Finished goods and goods held for resale	1,911,100	2,476,174
Less Provision for slow moving stock	–	(8,168)
Impairment loss	–	(3,397)
	1,911,100	2,464,609
5. TRADE AND OTHER RECEIVABLES		
Trade Debtors	7,198,102	5,241,645
Sundry Debtors	59,120	71,829
Prepayments and other receivables	58,735	375,154
	7,315,957	5,691,628
6. AMOUNTS DUE FROM GROUP COMPANIES		
Sundry receivables from group companies	1,044,178	2,328,720
7. TRADE AND OTHER PAYABLES		
Trade creditors	1,159,909	878,204
Taxes and social security costs	6,847	31,213
Accruals and deferred income	269,379	121,339
	1,436,135	1,030,756
8. AMOUNTS DUE TO GROUP COMPANIES		
Sundry payables to group companies	13,623,661	14,907,390
9. SHARE CAPITAL		
Authorised, Issued and Fully Paid		
5,000 Shares of USD 100 each	500,000	500,000
10. RESERVES		
Revenue deficit at March 31, 2001	(5,734,830)	(5,788,398)
Difference on exchange	817,059	32,977
	(4,917,771)	(5,755,421)
11. LOAN CAPITAL		
Term loan from bank	–	42,259
Less : Repayable within one year	–	(42,259)
	–	–

Term Loan is repayable in twelve equal quarterly instalments commencing on September 7, 1997. Interest on term loan is payable every calender quarter at the rate of 0.50% above bank's base rate (which is subject to fluctuation). Term Loan is secured by way of letter of comfort given to the bank by Arvind Mills Limited, India.

	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
12. PROFIT FOR THE PERIOD		
The profit/loss before taxation is arrived at after :		
Crediting :		
Interest received	5,177	3,124
And charging		
Depreciation	5,970	89,804
Auditor's remuneration	12,358	9,288
Directors' remuneration	1,250	1,000

13. EARNINGS PER SHARE

Earnings per share is based on profit for the period of USD 53,568 (1999 - Loss of USD 3,627,695) and 5,000 (1999-5,000) shares in issue.

	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
14. CASH GENERATED FROM OPERATIONS		
Profit/(Loss) for the period/year	53,568	(3,627,695)
Adjustments for :		
Depreciation	5,970	89,804
Provision for slow moving stock	(11,644)	8,168
Impairment loss	–	3,397
Loss on disposal of fixed asset	38,746	7,315
Movements in working capital :		
Decrease in stocks	553,509	3,274,665
(Increase)/Decrease in trade and other receivables	(1,624,329)	(797,061)
Increase/(Decrease) in trade and other payables	409,352	(798,219)
	(574,828)	(245,504)
15. CASH AND CASH EQUIVALENTS		
Cash and cash equivalents at end of period/year are represented by :		
Bank and cash balances	226,026	213,727
Bank overdraft	–	(162,885)
	226,026	50,842
16. REVENUE COMMITMENTS		
UK Branch		
The amounts payable in the next year in respect of operating leases are as follows :		
Land and Buildings		
More than one year, less than five years	35,390	19,718

17. TAXATION

The company has been established as an "Offshore Company" for the purpose of the Mauritius Offshore Business Activities Act, 1992. The profit of the company is subject to income tax at 0%, unless it elects to pay tax at specified rates not exceeding 35%.

18. GOING CONCERN

The financial statements have been prepared on a going concern basis which assumes that the Company will continue in operational existence for the foresable future. The validity of this assumption depends on the continued support of the shareholders.

The directors are of the opinion that this support will be forthcoming over the next twelve months. They therefore believe that it is appropriate for the financial statements to be prepared on a going concern basis.

NOTES TO THE ACCOUNTS FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

APPENDIX - I
DETAILED PROFIT AND LOSS ACCOUNT
FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

	Appendix	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
Turnover		25,190,365	16,962,390
Cost of sales	II	24,407,536	16,566,577
Direct expenses		252,830	2,789,144
		24,660,366	19,355,721
Gross profit		529,999	(2,393,331)
Other income		697,560	1,047,349
		1,227,559	(1,345,982)
Administrative expenses	III	1,155,379	2,170,632
Selling expenses	II	18,612	111,081
		1,173,991	2,281,713
Profit/(Loss) for the period/year		53,568	(3,627,695)
Revenue deficit at January 1, 2000		(5,788,398)	(2,160,703)
Revenue deficit at March 31, 2001		(5,734,830)	(5,788,398)

APPENDIX - II
DETAILED PROFIT AND LOSS ACCOUNT
FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
COST OF SALES		
Opening stock	2,476,174	5,739,274
Purchases	23,842,462	13,303,477
	26,318,636	19,042,751
Closing stock	(1,911,100)	(2,476,174)
	24,407,536	16,566,577
SELLING EXPENSES		
Commission	18,612	60,137
Sales promotion	–	11,137
Other selling expenses	–	39,807
	18,612	111,081

APPENDIX - III
ADMINISTRATIVE EXPENSES
FOR THE PERIOD FROM JANUARY 1, 2000 TO MARCH 31, 2001

	Period from January 1, 2000 to March 31, 2001 USD	Year ended December 31, 1999 USD
Accountancy fees	13,308	67,962
Advertisement	–	4,895
Audit fees	12,358	9,288
Bad debts	40,844	377,404
Bank charges	185,872	66,205
Computer costs	5,364	23,112
Depreciation	5,970	89,804
Employee benefits	–	25,894
General expenses	–	5,707
Insurance	–	87,377
Interest	139,615	10,965
Legal and professional fees	55,332	97,939
Loss on foreign exchange	33,109	–
Loss on disposal of fixed assets	38,746	7,315
Miscellaneous	17,573	9,646
Motor vehicle running expenses		17,462
Office expenses	7,222	3,900
Printing, postage and stationery	44,066	24,416
Provision for slow moving stock written back	(11,644)	8,168
Rent, rates & charges	46,451	166,440
Reorganisation & Relocation costs		10,990
Repairs and maintenance	212	3,650
Secretaries & Directors' remuneration	2,500	2,000
Storage and warehousing	–	1,420
Sundry expenses	29,523	5,681
Taxes & dues	–	715
Telephone and fax	67,177	134,645
Travelling expenses	94,139	199,557
Wages and salaries	327,642	708,075
	1,155,379	2,170,632

DIRECTORS' REPORT

1. The directors have pleasure in submitting their report to the members together with the accounts for the 3 months ended March 31, 2001.

2. **State of affairs and review of activities**

The main activity of the company, which holds an Export Enterprise Certificate, is the manufacture of denim fabrics.

The Profit and Loss Accounts is on page 4.

The company has made a loss of Rs. 1.67m for the quarter ended 31st March, 2001 (Year 2000 : Rs. 13.6m). This loss is explained by the end of year festivities where several denim garment manufacturers close their factories for a least one month. The take-off is quite slow in the first two months of every year and the full business manufacturing activity is only achieved by March.

The directors are optimistic about the perspective for an overall improvement of the company's financial performance. The market for denim is promising and with the company's success in its product development, it has been able to keep pace with the market trends. The company's product which is ISO 9002-1994 certified is well appreciated by several brand names.

In order to take advantage of the Africa Growth and Opportunity Act and the Lome Convention, the directors are exploring the possibilities of expanding their investments in Mauritius.

In terms of gearing, the company has made every effort to repay on time its secured loan. The positive effect of low gearing will be felt as from November, 2001 when the company would have repaid its last secured term loan instalment due on 31st October, 2001.

Following the application of new Accounting Standards, the company has had to write off Rs. 8.6m of Intangible Assets against Reserves in order to comply with MAS 29 (IAS 38).

The Directors are fully confident that Africa will be a major player in supplying denim made garments to the US.

3. **Change in Accounting Year**

The Company has changed its accounting year from 31st December to 31st March to meet the requirement of the holding company, The Arvind Mills Ltd., incorporated in India. The accounts submitted herewith are for a 3 months period.

By Order of the Board
Secretary

Port Louis, Mauritius
5th December, 2001

AUDITORS' REPORT

We have audited the accounts of The Arvind Overseas (Mauritius) Limited set out on pages 3 to 15 which have been prepared and on the basis of the accounting policies set out on pages 7 & 8.

Respective responsibilities of directors and auditors

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the accounts comply with the Companies Act, 1984. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Mauritius Guidelines and International Standards on Auditing. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatements. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company as at March 31, 2001 and of its loss and cash flows for the period then ended and have been properly prepared in accordance with the appropriate Accounting Standards and comply with the Companies Act, 1984.

DE CHAZAL DU MEE & CO.
Chartered Accountants

Port Louis, Mauritius
5th December, 2001

BALANCE SHEET AS AT MARCH 31, 2001

	NOTES	2001	2000
ASSETS EMPLOYED		**MAU Rs.**	MAU Rs.
NON-CURRENT ASSETS			
Property, plant and equipment	2	**148,171,445**	153,836,470
Intangible assets	3	**—**	8,651,465
		148,171,445	162,487,935
CURRENT ASSETS			
Inventories	4	**72,432,974**	90,879,904
Trade and other receivables	5	**108,342,209**	105,679,897
Cash and bank balances		**1,902,190**	2,673,792
		182,677,373	199,233,593
CURRENT LIABILITIES			
Trade and other payables	6	**200,316,339**	221,793,219
Borrowings	7	**100,986,374**	100,515,833
		301,302,713	322,309,052
NET CURRENT LIABILITIES		**(118,625,340)**	(123,075,459)
		29,546,105	39,412,476
FINANCED BY			
Capital and reserves			
Share Capital	8	**184,740,012**	184,740,012
Revenue Deficit	9	**(187,849,307)**	(177,524,085)
Shareholders' Interests		**(3,109,295)**	7,215,927
Non-current liabilities			
Borrowings	7	**32,655,400**	32,196,549
		29,546,105	39,412,476

These accounts have been approved by the Board of Directors on 5th December, 2001

ARVIND N. LALBHAI DIRECTOR

SANJAY S. LALBHAI DIRECTOR

The notes on pages 7 to 15 form an integral part of these accounts.
Auditors' Report on page 2.

PROFIT AND LOSS ACCOUNT - PERIOD ENDED MARCH 31, 2001

	NOTES	3 months ended March 31, 2001 Rs.	12 months ended December 31, 2000 Rs.
Sales	10	**70,558,611**	379,179,327
Cost of sales		**59,795,286**	323,966,138
Gross Profit		**10,763,325**	55,213,189
Other operating income		**320,962**	587,814
Distribution costs		**(1,005,416)**	(5,029,563)
Administrative expenses		**(4,024,413)**	(19,098,639)
Other operating expenses		**(1,536,716)**	(9,739,152)
Operating profit	11	**4,517,742**	21,933,649
Net finance costs	12	**(6,191,499)**	(35,586,173)
Loss for the period		**(1,673,757)**	(13,652,524)
Loss per share	13	**(0.91)**	(7.39)

The notes on pages 7 to 15 form an integral part of these accounts.
Auditors' Report on page 2.

CASH FLOW STATEMENT - PERIOD ENDED MARCH 31, 2001

	NOTES	2001 MAU Rs.	2000 MAU Rs.
OPERATING ACTIVITIES			
Cash generated from operations	14(a)	5,466,003	53,944,153
Interest received		21,351	426,229
Interest paid		(6,207,850)	(34,394,057)
Net cash (used in)/from operating activities		(720,496)	19,976,325
INVESTING ACTIVITIES			
Purchase of fixed assets		(601,647)	(2,215,009)
Proceeds from sale of fixed assets		80,000	486,466
Net cash absorbed in investing activities		(521,647)	(1,728,543)
FINANCING ACTIVITIES			
Loans received			34,348,050
Loans repaid		(86,946)	(26,817,423)
Net cash (absorbed in)/generated from financing activities		(86,946)	7,530,627
Net (decrease)/increase in cash and cash equivalents		(1,329,089)	25,778,409
Cash and cash equivalents at January 1,		(66,613,435)	(92,391,844)
Net (decrease)/increase in cash and cash equivalents		(1,329,089)	25,778,409
Cash and cash equivalents at March 31/December 31	14(b)	(67,942,524)	(66,613,435)

The notes on pages 7 to 15 form an integral part of these accounts. Auditors' Report on page 2.

STATEMENT OF CHANGES IN EQUITY - PERIOD ENDED MARCH 31, 2001

	Share Capital Rs.	Revenue Deficit Rs.	Total Rs.
Balance at January 1, 2000	184,740,012	(163,871,561)	20,868,451
Net loss		(13,652,524)	(13,652,524)
Balance at December 31, 2000	**184,740,012**	**(177,524,085)**	**7,215,927**
Balance at January 1, 2001	184,740,012	(177,524,085)	7,215,927
Intangibles written off (note(a))		(8,651,465)	(8,651,465)
Net loss		(1,673,757)	(1,673,757)
Balance at March 31, 2001	**184,740,012**	**(187,849,307)**	**(3,109,295)**

Note (a) : The carrying value of intangibles (which comprised preliminary and pre-operational expenses and expenditure on fabric capacity expansion) has been written off following the application of MAS 29, "Intangible Assets".

The notes on pages 7 to 15 form an integral part of these accounts. Auditors' Report on page 2.

NOTES ON ACCOUNTS

NOTES ON ACCOUNTS – MARCH 31, 2001

1. ACCOUNTING POLICIES

The principal accounting policies adopted by the company are as follows :

(a) **Going concern**

The company meets its day to day working capital requirements through continued financial support and credit facilities available from its holding company and its bankers.

The holding company has given its undertaking to fanancially support the company. On this basis, the directors consider it appropriate to prepare the accounts on a going concern basis. The accounts do not include any adjustments that would result from a withdrawal of the financial support of the holding Company and its bankers.

(b) **Basis of accounting**

The accounts are prepared under the historical cost convention and in accordance with and comply with Mauritius Accounting Standards.

(c) **Property, plant and equipment**

All property, plant and equipment are recorded at historical cost less depreciation. Depreciation is calculated on the straight line method to write off the cost of assets to their residual values over their estimated useful lives as follows :

Leasehold land and buildings	5%
Plant & machinery	10%
Motor vehicles	20%
Electrical equipment	10-20%
Furniture & Fittings	10-20%
Other items	10%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

(d) **Inventories**

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a first in first out basis. The cost of finished goods and work in progress comprise raw materials, direct labour, other direct costs and related production overheads, but excludes interest expenses. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

(e) **Foreign currencies**

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are in the profit and loss account. Such balances are translated at year end exchange rates.

(f) **Intangible assets**

Intangible assets which comprise preliminary and pre-operational costs and other expenditure have been written off in the current year so as to comply with MAS 29.

(g) **Finance leases**

Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the profit and loss account over the lease period. The plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset.

(h) **Deferred income taxes**

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

The principal temporary differences arise from depreciation on property, plant and equipment and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

(i) **Revenue recognition**

Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of value added taxes and discounts.

2. PROPERTY, PLANT AND EQUIPMENT

	Leasehold Land Rs.	Building on Leasehold Land Rs.	Plant & Machinery Rs.	Motor Vehicles Rs.	Electrical Equipments Rs.	Furniture Fixture & Fittings Rs.	Other Items Rs.	Total Rs.
Cost								
At January 1, 2001	15320845	68591766	160105981	4648557	28599673	9553591	1947022	288767435
Additions	—	—	566570	—	5600	29477		601647
Disposals	—	—	—	(265000)	—	—	—	(265000)
At March 31, 2001	**15320845**	**68591766**	**160672551**	**4383557**	**28605273**	**9583068**	**1947022**	**289104082**
Depreciation								
At January 1, 2001	4341417	19479932	85662068	3810399	15594798	5249344	793007	134930965
Charge for the year	191514	857394	4011019	130542	718937	308591	48675	6266672
Disposals adjustments	—	—	—	(265000)	—	—	—	(265000)
At March 31, 2001	**4532931**	**20337326**	**89673087**	**3675941**	**16313735**	**5557935**	**841682**	**140932637**
Net Book Values								
At March 31, 2001	10787914	48254440	70999464	707616	12291538	4025133	1105340	148171445
At December 31, 2000	10979428	49111834	74443913	838158	13004875	4304247	1154015	153836470

NOTES ON ACCOUNTS

	2001 Rs.	2000 Rs.
(a) Plant and machinery and motor vehicles comprise leased assets as shown below:		
Cost - capitalised finance leases	1,047,000	1,047,000
Accumulated depreciation	(535,640)	(488,451)
Net book value	511,360	558,549

(b) Bank borrowings are secured on properties to the net book value of Rs. 100,287,227 (2000 : Rs. 100,287,227).

3. INTANGIBLE ASSETS

	Preliminary and pre-operational expenses	Expenditure on Fabrics capacity Expansion Project	Total
	Rs.	Rs.	Rs.
At January 1, 2001	2,208,080	6,443,385	8,651,465
Amount writen off	(2,208,080)	(6,443,385)	(8,651,465)
At March 31, 2001	—	—	—

	2001 MAU Rs.	2000 MAU Rs.
4. INVENTORIES		
Finished goods – Fabrics	24,877,059	24,129,672
– Garments	109,440	112,454
Raw materials	22,131,336	36,681,067
Work in progress	12,986,708	10,294,160
Raw materials in transit	6,112,238	13,517,357
Spare parts and accessories	6,141,869	5,756,226
Goods in transit	74,324	388,968
	72,432,974	90,879,904
5. TRADE AND OTHER RECEIVABLES		
Trade debtors	104,039,043	101,704,569
Receivable from fellow subsidiary	97,478	97,478
Other receivables and prepayments	4,205,688	3,877,850
	108,342,209	105,679,897
6. TRADE AND OTHER PAYABLES		
Trade creditors	8,053,586	8,582,503
Export bills discounted	78,292,556	66,681,928
Bills payable	15,244,144	21,804,139
Amounts due to group companies:		
- Holding company	7,559,622	4,995,572
- Loan from fellow subsidiary	—	—
- Bills payable to associated companies	67,807,671	95,959,872
Other payables and accruals	23,358,760	23,769,205
	200,316,339	221,793,219
7. BORROWINGS		
Current		
Bank overdraft	69,844,714	69,287,227
Portions of loan capital payable within one year (See note (b) below)	31,000,000	31,000,000
Leasing finance payable within one year (See note (c) below)	141,660	228,606
	100,986,374	100,515,833
Non-current		
Loan from holding company	32,655,400	32,196,549
Loan capital excluding obligations under finance leases (See note (b) below)	32,655,400	32,196,549
Total borrowings	133,641,774	132,712,382

(a) The borrowings include secured liabilities (leases and bank loans) amounting to Rs. 31,141,660 (2000 : Rs. 31,228,605). The bank borrowings are secured over certain property, plant and equipment of the company. The rates of interest on these loans vary between 6% for the USD loan and 11.5% for the MRU loan. Leased liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

(b) Loan capital (excluding obligations under finance leases) can be analysed as follows:

	2001 MAU Rs.	2000 MAU Rs.
(i) 11.5% secured Mauritian Rupee loan repayable by instalments falling due for repayment on April 30, 2001 & October 31, 2001	31,000,000	31,000,000
Less: repayable within one year	(31,000,000)	(31,000,000)
	—	—
(ii) 6% unsecured USD loan from holding company with no fixed repayment terms repayable after one and before five years	32,655,400	32,196,550
	32,655,400	32,196,550
(c) Finance lease liabilities - minimum lease payments:		
Not later than 1 year	146,937	239,971
Later than 1 year and not later than 5 years	—	—
	146,937	239,971
Future finance charges on finance leases	(5,277)	(11,365)
Present value of finance lease liabilities	141,660	228,606
Representing lease lbilities:		
- current	141,666	228,606
- non-current	—	—
	141,666	228,606

	2001	2000
8. SHARE CAPITAL		
Authorised		
2,500,000 ordinary shares of Rs.100 each	250,000,000	250,000,000
Issued and fully paid		
Ordinary shares of Rs.100 each	184,740,012	184,740,012

NOTES ON ACCOUNTS

	2001 MAU Rs.	2000 MAU Rs.
9. REVENUE DEFICIT		
At January 1,	(177,524,085)	(163,871,561)
Intangibles written off	(8,651,465)	—
Loss for the period/year	(2,146,455)	(13,652,524)
At March 31/December 31,	(188,322,005)	(177,524,085)

10. TURNOVER

Turnover is based on the invoiced value of all sales of goods less discounts, VAT, allowances and returns.

11. OPERATING PROFIT

	2001 MAU Rs.	2000 MAU Rs.
The operating profit for the (period)/year is arrived at after charging:		
Amortisation of intangible assets	—	3,309,733
Depreciation - owned assets	6,219,483	24,907,090
- leased assets	47,189	335,076
Staff costs (see note (a) below)	5,832,774	27,505,256
Auditors' remuneration	60,000	205,000
Cost of inventory recognised as expense	59,795,286	323,966,138
Directors' emoluments	—	—

	2001 MAU Rs.	2000 MAU Rs.
(a) Analysis of staff costs :		
Wages and salaries	5,612,233	26,545,163
Social security costs	220,541	960,093
	5,832,774	27,505,256
The number of employees at the end of the period/year was :		
– Production	164	154
– Administration	32	34
	196	188

12. FINANCE COSTS

	2001 MAU Rs.	2000 MAU Rs.
Interest Income	(21,351)	(426,229)
Interest expenses		
Bank overdrafts	1,740,917	8,221,063
Bank loans repayable by instalment between one and five years	917,260	6,044,926
Export bills discounted	991,451	5,165,686
Finance leases	6,088	55,809
Interest on loan from group company not repayable by instalment	487,364	1,830,773
Exchange differences	2,069,770	14,694,145
	6,212,850	36,012,402
Net finance costs	6,191,499	35,586,173

13. LOSS PER SHARE

	2001 MAU Rs.	2000 MAU Rs.
Loss per share (share of Rs. 100 each)	(0.91)	(7.39)
Based on :		
Loss for the period	(1,673,757)	(13,652,524)
Number of ordinary shares in issue	1,847,400	1,847,400

14. NOTES TO THE CASH FLOW STATEMENT

(a) **Cash generated from operations**

	2001 MAU Rs.	2000 MAU Rs.
Reconciliation of loss before tax to cash generated from operations:		
Loss on ordinary activities	(1,673,757)	(13,652,524)
Adjustments for:		
Depreciation	6,266,672	25,242,166
Amortisation of intangible assets	—	3,309,733
Profit on sale of fixed assets	(80,000)	(113,548)
Unrealised loss on exchange	458,851	2,721,131
Interest income	(21,351)	(426,229)
Interest expense	6,212,850	36,008,903
	11,163,265	53,089,632
Changes in wroking capital:		
- inventories	18,441,930	(6,646,939)
- trade and other receivables	(2,662,312)	(61,407,161)
- trade and other payables	(21,476,880)	68,908,621
Cash generated from operations	5,466,003	53,944,153

(b) **Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand and balances with banks and comprise the following balance sheet amounts :

	2001 MAU Rs.	2000 MAU Rs.
Cash in hand and Bank balances	1,902,190	2,673,792
Bank overdrafts	(69,844,714)	(69,287,227)
	(67,942,524)	(66,613,435)

15. TAXATION

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of related tax benefit is probable. The company has tax losses of Rs. 224,040,802 (2000 : Rs. 225,171,050) to carry forward against future taxable income, which have not been recognised in these accounts due to uncertainty of their recoverability.

16. EMPLOYEE RETIREMENT AND OTHER BENEFIT OBLIGATIONS

No provision has been made in respect of employee retirement and other benefit obligations. The company holds an Export Enterprise Certificate delivered under the Industrial Expansion Act, 1993 (amended). As provided in the Act, Section VI of the Labour Act in respect of severance allowance (except in cases of unjustified dismissal) does not apply. Besides the company does not have any pension scheme or other post employment benefits scheme or any contracted agreement binding itself to the employees.

17. FINANCIAL SUMMARY

	3 months ended March 31, 2001 Rs.	2000 Rs.	1999 Rs.	1998 Rs.	1997 Rs.
Issued and fully paid share capital	184,740,012	184,740,012	184,740,012	171,004,100	150,240,000
(Loss)/Profit before tax	(1,673,757)	(13,652,524)	(66,283,817)	(76,984,813)	2,055,786
(Loss)/Profit after tax	(1,673,757)	(13,652,524)	(66,283,817)	(76,984,813)	2,055,786
(Revenue deficit)/Retained earnings	(187,849,309)	(177,524,085)	(163,871,561)	(97,587,744)	2,055,786
Dividends	—	—	—	—	—

18. REGISTERED OFFICE

The registered office of the company is at Port Louis, Mauritius.

19. HOLDING COMPANY

The directors regard The Arvind Mills Ltd., incorporated in India, as the immediate and ultimate holding Company.

DIRECTORS' REPORT

Your Directors present their Annual Report along with the unaudited Financial Statements for the period of 15 months ended on 31st March, 2001. Your Directors like to inform that the financial year of the Company has been extended to end on 31st March every year. Accordingly the financial year under report presents accounts for the period of 15 months.

As reported by the Board in the previous year, there was a total suspension of trading activities during the year under report.

The operations have resulted into minor income of DM 577/- which is primarily on account of income from investment and interest. Since your Company is non-operational, efforts are being made to wind up the Company after obtaining necessary approvals from shareholders and other authorities.

By Order of the Board

SANJAY S. LALBHAI

Ahmedabad, 30th June, 2001 Director

BALANCE SHEET

AS AT 31ST MARCH, 2001 (UNAUDITED)

	Notes	March 2001 DM	March 2001 DM	December 1999 DM	December 1999 DM
Fixed Assets					
Tangible Assets	6		—		—
Current Assets					
Stock					
Debtors	7	1,118,047		1,090,953	
Cash at Bank and in hand		164,733		147,544	
		1,282,780		1,238,497	
Creditors Amounts falling due	8	1,857,405		1,813,699	
Net Current Liabilities			(574,625)		(575,202)
Total Assets less Current Liabilities			(574,625)		(575,202)
Capital and Reserves					
Called up Share Capital	9		500,000		500,000
Profit and Loss Account	10		(1,074,625)		(1,075,202)
Total Shareholders Funds	11		(574,625)		(575,202)

The Financial Statements were approved by the authorised representative on

PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM 1ST JANUARY, 2000 TO 31ST MARCH, 2001 (UNAUDITED)

	Notes	March 2001 DM	December 1999 DM
Turnover			
Cost of Sales		—	—
Gross Profit		—	—
Administrative Expenses		1,015	181,677
Operating Loss	2	(1,015)	(181,677)
Investment Income and Interest Receivable	3	1,592	812
Profit/Loss on Ordinary Activities before Taxation		577	(180,865)
Tax on Loss on Ordinary Activities	5	—	—
Profit/Loss on Ordinary Activities after Taxation		577	(180,865)
Total recognised gains and losses			

The Company has no recognised gains or losses other than the profit or loss for the above two financial years.

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM 1ST JANUARY, 2000 TO 31ST MARCH, 2001

1. **STATEMENT OF ACCOUNTING POLICIES**

The financial statements have been prepared under the historical cost convention.

Cash Flow

The accounts do not include a cash flow statement because the branch, as a small reporting entity, is exempt from the requirement to prepare such a statement under Financial Reporting Standard 1: "Cash Flow Statements".

Foreign Currencies

Assets and liabilities in foreign currencies are translated into German DEM at the rates of exchange ruling at the Balance Sheet date. Transactions in foreign currencies are translated into German DEM at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into the profit and loss account for the year.

	March 2001 DM	December 1999 DM
2. **OPERATING PROFIT / LOSS**		
Operating Profit / Loss is stated after crediting :		
Profit on Foreign Currencies	4,752	25,171
3. **INVESTMENT INCOME AND INTEREST RECEIVABLE**		
Interest received and receivable		
Bank Interest	1,592	812
4. **INFORMATION ON DIRECTOR AND EMPLOYEES**		
Staff Costs :		
Wages and Salaries	—	—
Social Security Costs	—	—
	—	—

5. **TAX ON PROFIT / LOSS ON ORDINARY ACTIVITIES**

There is no liability to corporation tax in the year

	Fixtures and Fittings DM	Fixtures and Fittings DM
6. **TANGIBLE FIXED ASSETS**		
Net Book Value :		
At 31 March, 2001	—	—
At 31 December, 1999	—	—

	March 2001 DM	December 1999 DM
7. **DEBTORS**		
Trade Debtors	870,823	870,822
Other Debtors	247,224	220,131
	1,118,047	1,090,953
8. **CREDITORS**		
Amounts falling due within one year :		
Trade Creditors	64,505	64,505
Amounts owed to group undertakings	1,792,900	1,748,494
Other creditors	—	700
	1,857,405	1,813,699
9. **SHARE CAPITAL**		
Authorised		
Equity Interests	500,000	500,000
Allotted, called up and fully paid :		
Equity Interests	500,000	500,000
10. **PROFIT AND LOSS ACCOUNT**		
Accumulated loss as at 1st January, 2000	(1,075,202)	(894,339)
Profit / Loss for the year	577	(180,863)
Accumulated Loss as at 31st March, 2001	(1,074,625)	(1,075,202)
11. **RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS**		
Loss for the year	577	(180,863)
Opening head office funds	(575,202)	(394,339)
Closing head office funds	(574,625)	(575,202)
Represented by :		
Equity Interests	(574,625)	(575,202)

FORM OF PROXY

THE ARVIND MILLS LIMITED

NARODA ROAD, AHMEDABAD-380 025.

I/We ______________________________

of ______________________ in the District of ______________________

being a member/members of the above named Company hereby appoint

______________________ of ______________________ in the District

of ______________________ or failing him ______________________

______________________ of ______________________ in the District

of ______________________ or failing him ______________________

of ______________________ in the District of ______________________ as my/our proxy to

vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 27th March, 2002 and at any adjournment thereof.

Signed this ______________________ day of ______________________ 2002

Signature ______________________ [AFFIX 30 Paise REVENUE STAMP] ______________________

L.F. No. ______________________

* Depository : NSDL/CDSL ______________________

* DP. ID ______________________

* Client ID ______________________

* For Shares held in Electronic Form

No. of Share(s) held ______________________

Notes :

(1) A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself.

(2) A proxy need not be a member.

(3) The completed form should be deposited at the Registered Office of the Company, Naroda Road, Ahmedabad - 380 006 not less than 48 hours before the time for holding the meeting.

THE ARVIND MILLS LIMITED

Regd. Office : Naroda Road, Ahmedabad-380 025.

ATTENDANCE SLIP

I hereby record my presence at the Annual General Meeting held at Thakorebhai Desai Hall, Nr. Law Garden, Ellisbridge, Ahmedabad - 380 006 on 27th March, 2002 at 11.00 a.m.

1. L.F. NO. ______________
2. * Depository : NSDL/CDSL ______
3. * DP. ID ______________
4. * CLIENT ID ______________

   * FOR SHARES HELD IN ELECTRONIC FORM
5. FULL NAME OF THE SHAREHOLDER :

   (IN BLOCK LETTERS)
6. NO. OF EQUITY SHARES HELD :
7. SIGNATURE OF THE SHAREHOLDER

   OR PROXY ATTENDING :

(PLEASE GIVE FULL NAME OF THE 1ST JOINT HOLDER)

MR./MRS./MISS. ______________________

(TO BE USED ONLY WHEN FIRST NAMED SHAREHOLDER IS NOT ATTENDING)

NOTE : PLEASE FILL IN THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE HALL.

THE ARVIND MILLS LIMITED

Regd. Office : NARODA ROAD, AHMEDABAD - 380 025.

The holder of this coupon will be entitled to 15% discount on the price of cloth of **The Arvind Mills Ltd.** and **Arvind Products Ltd.** purchased at any Retail Shop in Ahmedabad and 12.5% discount at other Retail Shops mentioned below :

This facility is not available on purchases against Credit Cards.

Lalbhai Sales & Services
Opp. Arvind Mills Ltd.,
Naroda Road, Ahmedabad.

M/s. Rao Brothers
Mahavir Tower, Paldi,
Ahmedabad.

Amruta Emporium
Station Road, Maninagar Char
Rasta, Ahmedabad.

V & U
Sharad Shopping Centre
Ashram Road, Ahmedabad.

Krishna
5-Suryoday Complex,
Swastik Char Rasta,
C. G. Road, Ahmedabad.

Krishna Krishna
11, 'Chandra Prabhu'
Sardar Patel Statue,
Stadium Road, Navrangpura,
Ahmedabad.

'Rangolee'
Narottam Complex,
Bhuyangdev Char Rasta,
Ahmedabad.

Ratnam
118, Silicon Valley,
Satellite Road, Ahmedabad.

Tilat
Opp. Oriental Building
Relief Road
Ahmedabad - 380 001.

Pritam
D-9, Super Market, Anand.

Doshi Shashikant Chhabildas
In the lane of Dave Medical,
Amreli.

Bombay Textorium Pvt. Ltd.
Sardar Chowk, Bardoli.

'Utsav Plus'
1/2 Nagar Palika Shopping
Centre, Opp. Shalimar Theatre,
Bharuch.

Salot Chunilal Ratilal
Herish Road, Bhavnagar.

M/s. Doshi Cloth Stores
Maherali Chowk, Bhuj. (Kutch)

Janta Cloth Centre
Bazar Street, Bilimora.

M/s. M. S. Synthetic
144/A, Jamnalal Bajaj Street,
Calcutta - 700 007.

M/s. Siddharth Textiles
15, Noormal-Lohia Lane,
Calcutta - 700 007.

M/s. S. N. & Co.
35, Armenian Street,
Calcutta - 700 001.

Nanak Saree Centre
Vaniawad, Chikhali.

Shah Kuberlal Nathalal
Tower Bazar, Dabhoi.

Royal Cloth Centre
Rohit Bhavan,
Kavi Khabardar Marg,
Daman.

M/s. Jograj & Co.
Kalptaru, 1688 Khol Galli,
Dhulia 424 001.

Pratik Cloth Stores
Near S. T. Stand, Idar.

Bhayani Brothers
Bedi Gate, Jamnagar.

Mukund
A-1, Super Market, Jamnagar.

Maruti
Near Praygra School,
Kalol (N.G.)

Roopkala Cloth Centre
Opp. Nilkanth Mahadev,
Kapadvanj.

Bansidhar
Station Road, Mehsana.

M/s. Gautamkumar & Co.
424, Kalbadevi Road,
Chhotalal Bhuvan,
Mumbai - 400 002.

M/s. Harikishandas Dhirajlal Batavia
Gundawadi, Main Road,
Rajkot.

Hemang Stores
Bazar, Rajula City.

M/s. Dashrathlal Bhogilal & Co.
Jhapali Pole, Sidhapur.

Queen Emporium
Near Maskati Hospital,
Tower Road, Surat.

Bhagwandas & Co.
Kanpith, Lalgate, Surat.

Shah Chatrabhuj Nanchand
Jawahar Chowk, Surendranagar.

'Sajan'
Jawahar Road, Surendranagar.

Shree Bhole Vastra Bhandar
Punjabi Kapad Bazar, Sojitra.

Shri Narendra Cloth Stores
Station Road, Talod.

Hirachand Kalidas
J. P. Marg, Una.

Patel Maganlal Motiram
Darjee Chaklo, Unjha.

Patel Bhurabhai Gokaldas
Gandhi Chowk, Upleta.

J. F. Shah & Co.
Saraswati Hall, Dandia Bazar,
Vadodara.

Zabak Traders
Near Kala Mandir Talkies,
Vadodara.

Abhishek
"Siddharth"
Alkapuri, Vadodara.

Abhinandan
Mahatma Gandhi Road,
Valsad.

Asgarali Emporium
Killapardi, Dist. Valsad.

Aavkar Cloth Stores
9, Municipal Commercial Centre,
Near Three Gate, Tower,
Visnagar.

Yogi Selection
G-3, Akshar Complex,
Rajshree Cinema Road,
Sector No. 20, Gandhinagar.

The Arvind Mills Ltd.
Fabric Coupon Arvind
A Rs. 500-00 **Valid Upto 31.12.2002**
Time : 11-00 A.M. to 6-00 P.M.
Bill No. Date

The Arvind Mills Ltd.
Fabric Coupon Arvind
B Rs. 500-00 **Valid Upto 31.12.2002**
Time : 11-00 A.M. to 6-00 P.M.
Bill No. Date

The Arvind Mills Ltd.
Fabric Coupon Arvind
C Rs. 250-00 **Valid Upto 31.12.2002**
Time : 11-00 A.M. to 6-00 P.M.
Bill No. Date

The Arvind Mills Ltd.
Fabric Coupon Arvind
D Rs. 250-00 **Valid Upto 31.12.2002**
Time : 11-00 A.M. to 6-00 P.M.
Bill No. Date

The Arvind Mills Ltd.
Fabric Coupon Arvind
E Rs. 250-00 **Valid Upto 31.12.2002**
Time : 11-00 A.M. to 6-00 P.M.
Bill No. Date

The Arvind Mills Ltd.
Fabric Coupon Arvind
F Rs. 250-00 **Valid Upto 31.12.2002**
Time : 11-00 A.M. to 6-00 P.M.
Bill No. Date

BOOK POST

If undelivered, please return to :
Pinnacle Shares Registry Private Limited,
Near Asoka Mills, Naroda Road,
Ahmedabad - 380 025.